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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED AND UNAUDITED)

As filed with the Securities and Exchange Commission on November 15, 2013

Registration No. 333-191652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST COMMUNITY CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	57-1010751 (I.R.S. Employer Identification No.)

5455 Sunset Blvd.
Lexington, South Carolina 29072
(803) 951-2265
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072
(803) 951-2265
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Neil E. Grayson, Esq. John M. Jennings Esq. Nelson Mullins Riley & Scarborough LLP Poinsett Plaza, Suite 900 104 South Main Street Greenville, South Carolina 29601 (864) 250-2235	B.T. Atkinson, Esq. Bryan Cave LLP One Wells Fargo Center 301 South College Street, Suite 3400 Charlotte, North Carolina 28202 (704) 749-8954

         Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary—Subject to Completion Dated November 15, 2013

PROPOSED MERGER OF
FIRST COMMUNITY CORPORATION
AND SAVANNAH RIVER FINANCIAL CORPORATION

        On behalf of the boards of directors of First Community Corporation and Savannah River Financial Corporation, we are pleased to deliver our joint proxy statement/prospectus for a merger involving First Community and Savannah River, with First Community as the surviving corporation.

        If the merger is completed, each outstanding share of Savannah River common stock will be exchanged for either $11.00 in cash or a number of shares of First Community common stock equal to the exchange ratio specified in the merger agreement. Each shareholder of Savannah River will have the opportunity to elect to receive cash, First Community common stock, or a combination of cash and First Community common stock in exchange for the shareholder's Savannah River shares. Elections by Savannah River shareholders will be prorated such that in the aggregate 40% of Savannah River's non-dissenting shares of common stock will be converted into the right to receive shares of First Community common stock and 60% will be converted into the right to receive the cash consideration. First Community may issue up to 1,597,320 shares of common stock in the merger.

        The exchange ratio for converting a share of Savannah River common stock into First Community common stock in the merger will be 1.0618 if the weighted average stock price of First Community common stock during a ten trading day period ending five business days prior to the completion of the merger (which we refer to as the "Average FCCO Stock Price") is at or above $10.36; if the Average FCCO Stock Price is at or below $8.48, then the exchange ratio will be 1.2972. If the Average FCCO Stock Price is above $8.48 but below $10.36, then the exchange ratio will be equal to $11.00 divided by the Average FCCO Stock Price.

        In addition, if the Average FCCO Stock Price is greater than $11.78, First Community may terminate the merger agreement unless Savannah River agrees to decrease the exchange ratio so that a Savannah River share exchanged for First Community shares in the merger receives First Community shares with an implied value, based on the Average FCCO Stock Price, of $12.51. Similarly, if the Average FCCO Stock Price is less than $7.54, Savannah River may terminate the merger agreement unless First Community agrees to either (1) increase the exchange ratio so that a Savannah River share exchanged for First Community shares in the merger receives First Community shares with an implied value, based on the Average FCCO Stock Price, of $9.78, or (2) contributes additional cash consideration for payment to Savannah River shareholders receiving First Community shares in the merger equal to the difference between $7.54 and the Average FCCO Stock Price per share.

        The value of the First Community shares to be issued in the merger will fluctuate between now and the closing date of the merger. First Community common stock is listed on the NASDAQ Capital Market under the symbol "FCCO". The common stock of Savannah River is not listed or traded on any established securities exchange or quotation system.

        Shareholders of Savannah River are being asked to approve the merger agreement. Shareholders of First Community are being asked to approve the issuance of shares of First Community common stock as merger consideration. We cannot complete the merger unless we obtain these shareholder approvals and the necessary regulatory agency approvals. Each of Savannah River and First Community will hold a special meeting of its shareholders to vote on the merger agreement and the issuance of shares of First Community common stock, respectively. Your vote is important.

        Whether or not you plan to attend your special shareholders' meeting, please take the time to vote as soon as possible.

        You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled "Risk Factors," beginning on page 33.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of First Community common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.

This joint proxy statement/prospectus is dated                        , 2013 and is first
being mailed to shareholders of Savannah River and First Community on or about                        , 2013.

Sources of Information

        First Community has supplied all information contained in this prospectus/proxy statement relating to First Community, and Savannah River has supplied all information contained in this prospectus/proxy statement relating to Savannah River.

        You should rely only on the information which is contained in this prospectus/proxy statement or to which we have referred in this prospectus/proxy statement. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus/proxy statement is accurate as of any date other than the date of this prospectus/proxy statement.

FIRST COMMUNITY CORPORATION
5455 Sunset Blvd.
Lexington, South Carolina 29072
(803) 951-2265

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2014

To the shareholders of First Community Corporation:

        A special meeting of shareholders of First Community Corporation will be held at                        , Lexington, South Carolina on                        , 2014 at            .m., local time, for the following purposes:

  1.
  Share Issuance.    To consider and vote upon a proposal to approve the issuance of shares of First Community common stock as merger consideration as contemplated by the Agreement and Plan of Merger dated August 13, 2013, by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

  2.
  Adjournment.    To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the issuance of shares.

  3.
  Other Business.    To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only shareholders of record of First Community common stock at the close of business on                        , 2013 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

        FIRST COMMUNITY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST COMMUNITY SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please vote as soon as possible by telephone, through the Internet, or by completing, signing, dating, and returning the enclosed proxy, in the accompanying pre-addressed postage-paid envelope. If you are a record shareholder, you may revoke your proxy at any time before it is voted by giving written notice of revocation to First Community's Secretary, or by filing a properly executed proxy of a later date with First Community's Secretary, at or before the meeting. If you are a record shareholder, you may also revoke your proxy by attending and voting your shares in person at the meeting. If your shares are held in "street name" by your broker, you must follow the directions you will receive from your broker to change or revoke your proxy.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
Michael C. Crapps President and Chief Executive Officer

Lexington, South Carolina
                        , 2013

SAVANNAH RIVER FINANCIAL CORPORATION
3638 Walton Way Extension
Augusta, GA 30909
(706) 396-2500
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2014

To the shareholders of Savannah River Financial Corporation:

        A special meeting of shareholders of Savannah River Financial Corporation will be held at                        , Augusta, Georgia, on                        , 2014 at            .m., local time, for the following purposes:

  1.
  Merger.    To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of August 13, 2013, by and between First Community Corporation, Savannah River Financial Corporation, and SRMS, Inc., a wholly-owned subsidiary of First Community formed for the purpose of the merger. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

  2.
  Adjournment.    To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement.

  3.
  Other Business.    To transact any other business as may properly come before the meeting or any adjournment or postponement.

        Only shareholders of record of Savannah River common stock at the close of business on                        , 2013 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement at the special meeting.

        SAVANNAH RIVER'S BOARD OF DIRECTORS RECOMMENDS THAT SAVANNAH RIVER SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please vote as soon as possible by completing, signing, dating, and returning the enclosed proxy in the accompanying pre-addressed postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Savannah River's Secretary, or by filing a properly executed proxy of a later date with Savannah River's Secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
J. Randolph Potter Chief Executive Officer

Augusta, Georgia
                        , 2013

i

COMPARATIVE RIGHTS OF FIRST COMMUNITY AND SAVANNAH RIVER SHAREHOLDERS	111
PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN	121
INFORMATION ABOUT FIRST COMMUNITY	122
INFORMATION ABOUT SAVANNAH RIVER	203
LEGAL MATTERS	233
EXPERTS	233
WHERE YOU CAN FIND MORE INFORMATION	233

APPENDIX A	Agreement and Plan of Merger
APPENDIX B	Georgia Statutes for Dissenters' Rights
APPENDIX C	Fairness Opinion of Allen C. Ewing & Co.
APPENDIX D	Fairness Opinion of FIG Partners LLC

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following are some questions that you may have regarding the merger and the special shareholders' meetings, and brief answers to those questions. We urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the special shareholders' meetings.

Q:
What am I being asked to vote on, and how does the board recommend that I vote?

A:
Savannah River shareholders are being asked to vote "FOR" the approval of the merger agreement, thereby approving the merger. The board of directors of Savannah River adopted the merger agreement, determined that the merger is in the best interests of the Savannah River shareholders, and recommends that Savannah River shareholders vote "FOR" approval of the merger agreement. First Community shareholders are being asked to vote "FOR" the issuance of shares of First Community common stock as merger consideration in the merger. The board of directors of First Community approved the merger agreement, determined that the merger is in the best interests of the First Community shareholders, and recommends that First Community shareholders vote "FOR" approval of the share issuance. In addition, you are being asked to grant authority to First Community's and Savannah River's boards of directors to adjourn the special shareholders' meetings to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders' meetings, in person or by proxy, to approve the merger agreement or the share issuance.

Q:
Why is my vote important?

A:
The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Savannah River common stock. Accordingly, if a Savannah River shareholder fails to vote on the merger agreement, it will have the same effect as a vote against the merger agreement. The share issuance must be approved by the affirmative vote of the holders of a majority of the total votes cast by First Community shareholders on the share issuance. If a First Community shareholder fails to vote on the share issuance, or does not instruct his or her broker how to vote any shares held for him or her in "street name," it will not be counted as a vote "for" or "against" the share issuance and will not be counted in determining the number of votes cast on the share issuance.

Q:
Why is Savannah River merging with First Community?

A:
Savannah River is merging with First Community because the boards of directors of both companies believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve its customers. The combined company would have a presence in contiguous counties across the Midlands region of South Carolina and into the Central Savannah River Area, or CSRA, in Georgia. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings "Background of the Merger," "Savannah River's Reasons for the Merger; Recommendation of the Savannah River Board of Directors," and "First Community's Reasons for the Merger and the Share Issuance; Recommendation of the First Community Board of Directors," under "Proposal No. 1—The Merger".

Q:
What will I receive in the merger?

A:
Each share of Savannah River common stock can be exchanged for either: (i) $11.00 in cash; (ii) a number of shares of First Community common stock equal to the exchange ratio; or (iii) a combination of cash and shares of First Community common stock. The exchange ratio will be determined based on the volume weighted average price (rounded up to the nearest cent) of First Community's common stock on the Nasdaq Capital Market for the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur, which we refer to as the "Average FCCO Stock Price". The exchange ratio will be 1.0618 if the Average FCCO Stock Price is at or above $10.36; if the Average FCCO Stock Price is at or below $8.48, then the exchange ratio will be 1.2972. If the Average FCCO Stock Price is above $8.48 but below $10.36, then the exchange ratio will be equal to $11.00 divided by the Average FCCO Stock Price.

  In addition, if the Average FCCO Stock Price is greater than $11.78, First Community may terminate the merger agreement unless Savannah River agrees to decrease the exchange ratio so that it results in the Savannah River shares that are exchanged for First Community common stock in the merger being exchanged for shares having a value, based on the Average FCCO Stock Price, of $12.51. Similarly, if the Average FCCO Stock Price is less than $7.54, Savannah River may terminate the merger agreement unless First Community agrees, in its sole discretion, to either (i) increase the exchange ratio so that it results in the Savannah River shares that are exchanged for First Community common stock in the merger being exchanged for shares having a value, based on the Average FCCO Stock Price, of $9.78, or (ii) pay additional cash consideration to Savannah River shareholders that receive First Community common stock in the merger equal to the difference between $7.54 and the Average FCCO Stock Price per share.

  In total, 60% of Savannah River's non-dissenting shares of common stock outstanding will be exchanged for cash, and 40% of Savannah River's non-dissenting shares of common stock outstanding will be exchanged for shares of First Community common stock. First Community will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of First Community common stock that you would otherwise be entitled to receive. The method for determining the value of a fractional share is described on page 79 of this joint proxy statement/prospectus.

  Each outstanding share of First Community common stock will remain outstanding after the merger.

Q:
How do I elect to receive cash, stock, or a combination of both for my Savannah River common stock?

A:
A joint election form/letter of transmittal will be sent to you shortly after the effective time of the merger, which will include instructions and the deadline date for making your election as to the form of consideration you prefer to receive in the merger. The election form will permit you to elect to receive cash, First Community common stock, or a combination of cash and First Community common stock for your shares of Savannah River common stock, subject to certain limitations. Please pay special attention to these materials since failure to follow the instructions may mean that you will not receive the consideration you desire. An election will be properly made only if the exchange agent receives a properly executed election form by the deadline date. The election deadline has not been determined. However, the deadline will be clearly stated in the transmittal materials that will be delivered to you. Please follow the instructions provided in the joint election form/letter of transmittal to properly elect to receive cash, stock or a combination of both for your Savannah River common stock.

Q:
If I am a Savannah River shareholder, am I assured of receiving the exact form of consideration I elect to receive?

A:
NO. In total, 60% of Savannah River's non-dissenting shares of common stock outstanding will be exchanged for cash and 40% of Savannah River's non-dissenting shares of common stock outstanding will be exchanged for shares of First Community common stock. Therefore, the form of consideration you receive will depend in part on the elections of other Savannah River shareholders so that 60% of Savannah River's non-dissenting shares of common stock outstanding will be exchanged for cash and 40% of the total outstanding non-dissenting shares of Savannah River common stock will be exchanged for shares of First Community common stock. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of Savannah River common stock. If the elections of all Savannah River shareholders result in an oversubscription of cash or First Community common stock, the exchange agent will allocate the consideration you will receive between cash and First Community common stock in accordance with the proration procedures described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" beginning on page 81.

Q:
If my shares are held in an individual retirement account, or "IRA," how will my shares be voted and how will the election for cash or shares of First Community common stock be made?

A:
The custodian of your IRA will vote your shares on the proposal to approve the merger agreement or the share issuance and make the election to receive cash or shares of First Community common stock in accordance with the terms of your account agreement. You should contact your IRA custodian with any questions about the terms of your account agreement.

Q:
Will Savannah River shareholders be taxed on the cash and First Community common stock that they receive in exchange for their Savannah River shares?

A:
If the merger qualifies as a reorganization under Section 368(b) of the Internal Revenue Code, then we expect that Savannah River shareholders will generally not recognize any gain or loss on the conversion of shares of Savannah River common stock into shares of First Community common stock but will recognize gain on any cash received for their shares of Savannah River common stock. If the merger does not qualify as a reorganization under Section 368(b) of the Internal Revenue Code, then we expect that Savannah River shareholders will recognize gain or loss on the sum of any cash and the fair market value of the First Community common stock they receive for their shares of Savannah River common stock. See "Proposal No. 1—The Merger—Important Federal Income Tax Consequences" beginning on page 86.

Q:
If I am a Savannah River shareholder, what happens if I don't make an election for cash or shares of First Community common stock?

A:
If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of Savannah River common stock. The type of consideration you will receive will be determined by the type of consideration other Savannah River shareholders elect to receive so that, in total, 60% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash and 40% of the total outstanding non-dissenting shares of Savannah River common stock will be exchanged for shares of First Community common stock. For more information concerning the merger consideration, election procedures, and allocation procedures, see "Proposal No. 1—The Merger—Merger Consideration,—Election of the Form of Payment of the Merger Consideration, and—Allocation of the Merger Consideration" beginning on page 78.

Q:
What should I do now?

A:
After you have carefully read this document, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy in the accompanying pre-addressed postage-paid envelope so that your shares will be represented at the applicable special shareholders' meeting. Shareholders of First Community also may vote by telephone or through the Internet. If you date, sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of approval of the merger agreement or in favor of the share issuance, as applicable, and in favor of the proposal to adjourn the applicable special shareholders' meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger agreement or the share issuance.

Q:
If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
NO. Your broker will vote your shares on the proposal to approve the merger agreement or the share issuance only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. If you are a Savannah River shareholder, failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger agreement. If you are a First Community shareholder, failure to instruct your broker how to vote your shares will have the effect of reducing the number of affirmative votes required to approve the share issuance.

Q:
Can I change my vote after I have submitted my proxy?

A:
YES. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy:

•
First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy.

•
Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by your company prior to your special shareholders' meeting will be your vote. Any earlier votes will be revoked.

•
Third, if you are a record shareholder, you may attend your special shareholders' meeting and vote in person. Any earlier votes will be revoked. Simply attending your meeting without voting, however, will not revoke your proxy.

  If you have instructed a broker to vote your shares, you must follow the directions you will receive from your broker to change or revoke your proxy.

Q:
Do I have the right to dissent and obtain the "fair value" for my shares?

A:
Yes, if you are a Savannah River shareholder. Georgia law permits a Savannah River shareholder to dissent from the merger and to obtain payment in cash of the "fair value" of his or her shares of Savannah River common stock. To do this, a Savannah River shareholder must follow specific procedures, including delivering written notice of his or her intent to demand payment for his or her shares if the merger is effectuated to Savannah River before the shareholder vote on the merger agreement is taken and not voting his or her shares in favor of the merger agreement. If a Savannah River shareholder follows the required procedures, his or her only right will be to receive the "fair value" of his or her common stock in cash. Copies of the applicable Georgia statutes are attached to this joint proxy statement/prospectus as Appendix B. See "Proposal No. 1—The Merger—Dissenters' Rights" beginning on page 85.

  If the holders of more than 10% of Savannah River's outstanding shares of common stock dissent from the merger, then First Community may elect not to complete the merger.

  South Carolina law does not provide dissenters' rights to First Community's shareholders because they are not being asked to vote to approve the merger agreement but rather to approve the share issuance.

Q:
Should I send in my stock certificates now?

A:
NO. You should not send in your stock certificates at this time. Shortly after the effective time of the merger, the exchange agent will send all Savannah River shareholders an election form and written instructions for exchanging Savannah River stock certificates for the merger consideration.

Q:
When do you expect to complete the merger?

A:
We presently expect to complete the merger before the end of the first quarter of 2014. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of both First Community and Savannah River shareholders at their respective special shareholder's meeting and the necessary regulatory approvals.

Q:
Whom should I call with questions about the merger?

A:
First Community shareholders should call Michael C. Crapps, President and Chief Executive Officer, at (803) 951-2265. Savannah River shareholders should call J. Randolph Potter, Chief Executive Officer, at (706) 396-2500.

SUMMARY

        This summary highlights material information regarding the merger and the special shareholders' meetings contained later in this joint proxy statement/prospectus. This summary does not contain all of the information that may be important to you and we urge you to carefully read this entire document carefully, including the exhibits and enclosures, to better understand the merger and its potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

 The Companies (page 122 for First Community and page 203 for Savannah River)

First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072
(803) 951-2265
Attention: Michael C. Crapps, President and Chief Executive Officer

        First Community is a South Carolina corporation registered as a bank holding company with the Federal Reserve Board. First Community engages in a general banking business through its subsidiary, First Community Bank, a South Carolina state bank, which commenced operations in August 1995. The executive offices of First Community and First Community Bank are located in Lexington, South Carolina. First Community Bank operates 11 full-service banking offices in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden, South Carolina, under the First Community Bank name.

Savannah River Financial Corporation
3638 Walton Way Extension
Augusta, GA 30909
(706) 396-2500
Attention: J. Randolph Potter, Chief Executive Officer

        Savannah River was organized under the laws of the State of Georgia in 2006 for the purpose of operating as a bank holding company for Savannah River Banking Company, a South Carolina banking corporation. Savannah River Banking Company received final approval for its charter on May 25, 2007 and commenced operations on August 1, 2007. Its principal business activity is providing banking services to the Central Savannah River Area, or CSRA, a 13-county region located on and named after the Savannah River, which forms the border between Georgia and South Carolina. Savannah River Banking Company has two full-service banking offices, one in Augusta, Georgia and the other in Aiken, South Carolina, the two largest cities within the CSRA.

The Merger (page 57)

        Under the terms of the merger agreement, Savannah River will merge with and into SRMS, Inc., a Georgia corporation and wholly owned subsidiary of First Community formed for the purpose of facilitating the merger, with Savannah River being the surviving corporation (we refer to this merger as the "merger"). As soon as reasonably practicable thereafter, Savannah River will merge up and into First Community, with First Community as the surviving entity. Simultaneously with the merger or immediately thereafter, Savannah River Banking Company will merge with and into First Community Bank, and First Community Bank will be the surviving bank. Both First Community and First Community Bank will continue their existence under South Carolina law, while Savannah River and Savannah River Banking Company will cease to exist. The merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

 What Savannah River Shareholders Will Receive in the Merger (page 78)

        If the merger is completed, each outstanding share of Savannah River common stock will be exchanged for either: (i) $11.00 in cash, (ii) a number of shares of First Community common stock equal to the exchange ratio, or (iii) a combination of cash and shares of First Community common stock. Each shareholder of Savannah River will have the opportunity to elect to the form of merger consideration that he or she prefers, or he or she may choose no preference, in which case the merger consideration to be received by him or her will be determined by the exchange agent depending on the amount of cash and shares elected by those Savannah River shareholders who make an express election. Elections by Savannah River shareholders are limited by the requirement that 60% of the total number of outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash and 40% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for shares of First Community common stock. If the elections made by Savannah River shareholders would result in an oversubscription for either cash or stock, then the exchange agent will prorate the amount of cash and stock to be issued to Savannah River shareholders as necessary to satisfy this requirement. Therefore, the form of consideration that a Savannah River shareholder receives will depend in part on the elections of other Savannah River shareholders. Savannah River shareholders will not receive any fractional shares of First Community common stock. Instead, they will be paid cash in an amount equal to the fraction of a share of First Community common stock otherwise issuable upon conversion multiplied by the Average FCCO Stock Price.

        After the merger, assuming an Average FCCO Stock Price of $10.34, which was the closing price of First Community common stock on November 8, 2013, First Community's existing shareholders will own approximately 80.6% of First Community's total outstanding shares, on a fully diluted basis, and Savannah River's shareholders will own approximately 19.4% of First Community's outstanding shares, on a fully diluted basis.

Merger Consideration Election (page 80)

        Shortly after the effective time of the merger, First Community will cause the exchange agent to deliver or mail to Savannah River shareholders an election form and instructions for making an election as to the form of consideration preferred to be received in the merger. The available elections, election procedures, and deadline for making elections are described under the heading "Proposal No. 1—The Merger—Election of the Form of Payment of the Merger Consideration" on page 80. To be effective, an election form must be properly completed and received by First Community's exchange agent no later than 4:00 p.m. local time on the date set forth on the election form sent to Savannah River shareholders. If a Savannah River shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.

        After the election deadline, the elections made by Savannah River shareholders may be adjusted as necessary to ensure that First Community pays cash in exchange for 60% of the outstanding non-dissenting shares of Savannah River common stock and First Community common stock in exchange for 40% of the outstanding non-dissenting shares of Savannah River common stock. The merger agreement provides the method, which is described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" on page 81, for allocating shares of First Community common stock and cash to be received for the shares of Savannah River common stock, based on the elections made. Accordingly, a Savannah River shareholder may receive less cash and more shares of First Community common stock, or more shares of First Community common stock and less cash, than elected.

 Effect of the Merger on Savannah River Warrants

        As of the date of the merger agreement, there were outstanding warrants to purchase 300,000 shares of Savannah River common stock, each with an exercise price of $10.00 per share. Each holder of Savannah River warrants has agreed to cancel, immediately prior to the effective time of the merger, such holder's warrants in exchange for a cash payment equal to the number of shares of Savannah River common stock underlying such holder's warrants multiplied by $1.00 (the difference between the $11.00 cash consideration and the exercise price per share of such warrants).

Effect of the Merger on Savannah River Options

        As of the date of the merger agreement, there were outstanding options to purchase 263,000 shares of Savannah River common stock, with a weighted average exercise price of $9.97 per share. Each holder of Savannah River stock options has agreed to cancel, immediately prior to the effective time of the merger, such holder's options in exchange for a cash payment equal to the number of shares of Savannah River common stock underlying such holder's options multiplied by the difference between the $11.00 cash consideration and the exercise price per share of such options.

Regulatory Approvals (page 98)

        Because the merger qualifies as a "waiver transaction" under the applicable rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), we are not required to file a formal merger application with the Federal Reserve and must only make a notice filing with the Federal Reserve with respect to the merger. However, for the merger of Savannah River Banking Company with and into First Community Bank, we must obtain approval from the Federal Deposit Insurance Corporation ("FDIC") and the South Carolina Board of Financial Institutions ("SCBFI"). In addition, although no formal application or approval from the Georgia Department of Banking and Finance ("GDBF") is required for the merger or the merger of our banks, we will provide notice of the merger transactions to the GDBF.

        As of the date of this joint proxy statement/prospectus, we have received the required regulatory approvals from the FDIC and the SCBFI, but the Federal Reserve had not yet advised us of its non-objection to characterization of the merger as a "waiver transaction."

First Community's Special Shareholders' Meeting (page 52)

        First Community will hold its special shareholders' meeting on                        , 201  , at      .m., local time at                         , Lexington, South Carolina.

First Community's Record Date and Voting (page 52)

        If you owned shares of First Community common stock at the close of business on                        , 2013, the record date for the First Community special shareholders' meeting, you are entitled to vote on the share issuance, as well as any other matters considered at the special shareholders' meeting. On the record date, there were             shares of First Community common stock outstanding. You will have one vote at the meeting for each share of First Community common stock you owned on the record date. The affirmative vote of the holders of a majority of the total votes cast on the share issuance at the special shareholders' meeting is required to approve the share issuance. As of                        , 2013, First Community's current directors, executive officers, and their affiliates beneficially owned approximately        % of the outstanding shares of common stock.

 Savannah River's Special Shareholders' Meeting (page 52)

        Savannah River will hold its special shareholders' meeting on                        , 201  , at      .m., local time at                         , Augusta, Georgia.

Savannah River's Record Date and Voting (page 52)

        If you owned shares of Savannah River common stock at the close of business on                        , 2013, the record date for the Savannah River special shareholders' meeting, you are entitled to vote on the merger agreement as well as any other matters considered at the special shareholders' meeting. On the record date, there were             shares of Savannah River common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of a majority of Savannah River's outstanding shares of common stock is required to approve the merger agreement. As of                        , 2013, Savannah River's directors and executive officers and their affiliates beneficially owned approximately        % of the outstanding shares of Savannah River common stock. Each of Savannah River's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Savannah River common stock in favor of the merger agreement.

First Community's Board of Directors Unanimously Recommends that First Community Shareholders Vote "FOR" the Approval of Share Issuance Pursuant to the Merger Agreement (page 72)

        First Community's board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of First Community common stock, are advisable and in the best interests of First Community and its shareholders and has unanimously approved the merger agreement. First Community's board of directors unanimously recommends that First Community shareholders vote "FOR" the approval of the share issuance pursuant to the merger agreement. For the factors considered by First Community's board of directors in reaching its decision to approve the merger agreement, see "Proposal No. 1—The Merger—First Community's Reasons for the Merger and the Share Issuance; Recommendation of the First Community Board of Directors."

Savannah River's Board of Directors Recommends that Savannah River Shareholders Vote "FOR" the Approval of the Merger Agreement (page 63)

        Savannah River's board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Savannah River and its shareholders and has adopted the merger agreement. Savannah River's board of directors recommends that Savannah River shareholders vote "FOR" the approval of the merger agreement. For the factors considered by Savannah River's board of directors in reaching its decision to adopt the merger agreement, see "Proposal No. 1—The Merger—Savannah River's Reasons for the Merger; Recommendation of the Savannah River Board of Directors."

Interests of Directors and Officers of Savannah River that Differ from Your Interests (page 91)

        When considering whether to approve the merger agreement, you should be aware that some directors and officers of Savannah River have interests in the merger that differ from the interests of other Savannah River shareholders, including the following:

  •
  Following the merger, First Community will generally indemnify and provide liability insurance to the present directors and officers of Savannah River, subject to certain exceptions;

  •
  Following the merger, the First Community board of directors will appoint three members of the Savannah River board of directors—J. Randolph Potter, E. Leland Reynolds, and

    Paul S. Simon—to serve as members of the First Community board of directors until they are submitted for election by the shareholders of First Community. Messrs. Potter, Reynolds, and Simon will be eligible for election onto the First Community board of directors at the next annual meeting of the First Community shareholders. Mr. Reynolds and Mr. Simon will be independent directors as defined by the listing standards of the NASDAQ Stock Market. Certain information regarding their business experience and attributes that led to their nomination to serve as directors of First Community following the merger are summarized on page 191. Outside directors of First Community currently receive an annual retainer in the amount of $7,500 and fees of $1,000 for attendance at each board meeting and $400 for attendance at each committee meeting;

  •
  Each incumbent director of Savannah River will be invited to join an Aiken-Augusta regional advisory board of First Community Bank and will be entitled to receive a fee of $200 for each advisory board meeting attended;

  •
  Simultaneously with the signing of the merger agreement, J. Randolph Potter entered into a retention agreement with Savannah River Banking Company pursuant to which he will receive a single, lump sum payment in the amount of $160,000 (less applicable withholding taxes). Mr. Potter also entered into a consulting agreement with First Community Bank that will become effective immediately after consummation of the merger. Under the consulting agreement, he will receive monthly compensation in the amount of $13,333 plus up to $750 per month to partially offset his health insurance costs. The terms of these agreements are summarized on page 92;

  •
  Simultaneously with the signing of the merger agreement, Jeff P. Spears, Joe E. Lewis and Philip R. Wahl, II entered into employment agreements with First Community Bank that will become effective immediately after consummation of the merger. The initial annual base salaries under the employment agreements for Messrs. Spears, Lewis and Wahl are $201,700, $155,160 and $169,660, respectively. Upon the effective date of the merger, Messrs. Spears, Lewis and Wahl will receive a grant of a number of shares of restricted stock of First Community equal to the quotient of $195,700, $72,750 and $40,000, respectively, divided by the Average FCCO Stock Price. In addition, First Community will provide Messrs. Spears and Lewis with death benefits currently totaling $988,957 and $932, 924, respectively, payable to their respective spouses and heirs. The terms of these agreements are summarized on page 93;

  •
  Simultaneously with the signing of the merger agreement, Gerry L. Owen entered into a retention agreement with Savannah River Banking Company. Mr. Owen will receive a retention payment in the amount of $314,000 (less applicable withholding taxes) to induce him to maintain full-time employment with Savannah River through the closing date of the merger. The retention payment will be payable in two installments of $157,000 (less applicable withholding taxes), the first on December 31, 2013 and the second immediately prior to the effective time of the merger. He also entered into a consulting agreement with First Community Bank that will become effective immediately after consummation of the merger. The consulting agreement will have a three-month term and will require Mr. Owen to assist with various accounting, audit and transition matters. Under the consulting agreement, Mr. Owen will receive monthly compensation in the amount of $10,500. Immediately prior to the merger, Mr. Owen will also enter into a non-compete agreement with Savannah River Banking Company. Mr. Owen's ability to solicit customers and employees of the bank during the 15-month period following the effective time of the merger and his ability to compete with the bank for the 10-month period following the effective time of the merger, will be restricted in exchange for a single, lump sum payment of $65,000. The terms of these agreements are summarized on page 94;

  •
  Each director of Savannah River holds a warrant to purchase 15,000 shares of Savannah River common stock with an exercise price of $10.00 per share. Each director has agreed to cancel, immediately prior to the effective time of the merger, his or her warrant in exchange for a cash payment equal to $1.00 per underlying share, or $15,000;

  •
  Each of Savannah River's executive officers hold options to purchase shares of Savannah River common stock. Each executive officer has agreed to cancel, immediately prior to the effective time of the merger, his options in exchange for a cash payment equal to $11.00 less the exercise price per underlying share. Set forth below is additional information about the options and the amount of cash-out payment associated with each option.

Executive Officer	Exercise Price	Vested Shares	Unvested Shares	Cash-out Payment
J. Randolph Potter	$10.00	30,000	—	$30,000
Jeff P. Spears	$10.00	105,000	—	$105,000
Joe E. Lewis	$10.00	25,000	—	$25,000
Philip R. Wahl II	$9.64	3,000	12,000	$20,400
Gerry L. Owen	$10.00	15,000	—	$15,000

Totals		178,000	12,000	$195,400

        Each board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Federal Income Tax Consequences (page 86)

        The merger may not qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Qualification as a reorganization is dependent on whether the fair market value of the First Community common stock issued in the merger equals at least 40% of the total consideration (i.e., cash plus the fair market value of First Community's common stock) paid to the Savannah River shareholders in the merger, determined as of the measurement date under Internal Revenue Code rules. The measurement date will not occur until the day of or shortly before the effective date of the merger. Accordingly, First Community and Savannah River, and their respective counsel, cannot currently determine whether the reorganization rules, and more specifically whether the 40% requirement, will be met.

        If the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, Savannah River's shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of First Community common stock in the merger in exchange for the shares of Savannah River common stock surrendered. Savannah River shareholders will be taxed, however, on any cash consideration they receive and any cash they receive instead of any fractional shares of Savannah River common stock. First Community shareholders will have no direct tax consequences as a result of the merger. If the merger does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, Savannah River's shareholders will recognize gain or loss for federal income tax purposes equal to the difference between (1) the sum of the fair market value of the First Community common stock and cash received in the merger and (2) the basis in their Savannah River common stock. Tax matters are complicated, and the tax consequences of the merger may vary among Savannah River shareholders. We urge each Savannah River shareholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Comparative Rights of Shareholders (page 111)

        The rights of Savannah River's shareholders are currently governed by Georgia corporate law and Savannah River's certificate of incorporation and bylaws. The rights of First Community's shareholders are currently governed by South Carolina corporate law and First Community's articles of incorporation and bylaws. Upon consummation of the merger, the shareholders of Savannah River will become shareholders of First Community, and South Carolina corporate law, as well as the articles of incorporation and bylaws of First Community, will govern their rights. First Community's articles of incorporation and bylaws differ somewhat from those of Savannah River with respect to the process for removing directors, nominating director candidates, calling special meetings of shareholders, amending the articles of incorporation and bylaws, shareholder votes on fundamental issues, control share acquisitions, business combinations with interested shareholders, and dissenters' rights. The different shareholder rights are explained more fully in "Comparative Rights of Shareholders" on page 111.

Termination of the Merger Agreement and Termination Fee (page 98)

        Notwithstanding the approval of the merger agreement by Savannah River shareholders and the share issuance by First Community shareholders, the parties can mutually agree at any time to terminate the merger agreement before completing the merger.

        Either First Community or Savannah River can also terminate the merger agreement:

  •
  If the merger agreement or the share issuance is not approved by the other party's shareholders;

  •
  If any regulatory authority whose approval is required for consummation of the merger makes a final decision not to approve the merger;

  •
  If the other party breaches any representation, warranty or covenant in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely to have a material adverse effect on such breaching party or to prevent such breaching party from complying in all material respects with its covenants; or

  •
  If the merger is not completed by April 30, 2014.

        Savannah River can terminate the merger agreement if, at any time during the three business days following the fifth business day immediately prior to the date on which the effective time of the merger is to occur, the volume weighted average price of the First Community common stock on the NASDAQ Capital Market during the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur is less than $7.54 per share. However, if Savannah River seeks to terminate the merger for this reason, it must give prompt notice to First Community, and First Community will have the option, in its sole discretion, to increase the exchange ratio or pay to each recipient of stock consideration an additional cash amount as specified in the merger agreement in order to increase the value of the First Community stock consideration, and in such event, Savannah River's notice of termination would not terminate the merger agreement.

        Savannah River can also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to First Community's proposal and concludes, after receiving legal advice, that the board of directors would be in breach of its fiduciary duties if the board did not accept the superior proposal; provided, however, First Community would then have the opportunity to match the superior proposal in order to proceed with the merger. Savannah River would pay a $1,500,000 termination fee to First Community if it were to terminate the merger agreement for this reason.

        First Community can terminate the merger agreement if Savannah River's board of directors (i) withdraws or modifies its recommendation that the Savannah River shareholders approve the merger agreement or approves or recommends an acquisition proposal by a third party, (ii) fails to reaffirm the merger agreement after being requested to do so following the announcement of an acquisition proposal by a third party, or (iii) otherwise fails to comply with the terms of the merger agreement regarding obtaining shareholder approval of the merger agreement and soliciting other offers for an acquisition of Savannah River. In this event, Savannah River must pay the $1,500,000 termination fee to First Community.

        First Community can also terminate the merger agreement if, at any time during the three business days following the fifth business day immediately prior to the date on which the effective time of the merger is to occur, the volume weighted average price of the First Community common stock on the NASDAQ Capital Market during the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur is more than $11.78 per share. However, if First Community seeks to terminate the merger agreement for this reason, it must give prompt notice to Savannah River, and Savannah River will have the option to decrease the exchange ratio as specified in the merger agreement in order to cap the value of the First Community stock consideration, and in such event, First Community's notice of termination would not terminate the merger agreement.

Termination Fee (page 98)

        In addition to the circumstances set forth above under which Savannah River must pay the termination fee to First Community, if the merger agreement is terminated under certain circumstances following the communication of an acquisition proposal to Savannah River, and if within one year after the termination of the merger agreement, Savannah River consummates an acquisition transaction or enters into an acquisition agreement, then Savannah River must also pay the $1,500,000 termination fee to First Community.

Accounting Treatment (page 103)

        First Community will account for the merger using the acquisition method of accounting. Under this accounting method, First Community would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Savannah River over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on an assumed purchase price of $33.5 million and utilizing information as of September 30, 2013, estimated goodwill and other intangibles would total approximately $4.1 million. First Community's reported income would include the operations of Savannah River after the merger. Financial statements of First Community after completion of the merger would reflect the impact of the acquisition of Savannah River. Financial statements of First Community issued before completion of the merger would not be restated retroactively to reflect Savannah River's historical financial position or results of operations.

Market Price and Dividend Information

        First Community's common stock is currently listed on the NASDAQ Capital Market under the symbol "FCCO". Savannah River's common stock is not listed on an exchange or quoted on any over the counter service, and there is no established trading market for shares of Savannah River common stock. Savannah River has never paid dividends on its common stock.

        As of November 8, 2013, there were approximately 1,453 holders of record of common stock of First Community. The following table presents the closing sale price per share of First Community common stock on August 13, 2013, the last trading day before we publicly announced the merger agreement, and                        , 2013, the last practicable trading day prior to mailing this joint proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Savannah River common stock on those dates, calculated by multiplying the closing price of First Community common stock on those dates by the exchange ratio that would apply if the exchange ratio was to be determined based on the closing price of the First Community common stock on those dates.

Date	First Community Closing Price	Equivalent Savannah River Per Share Value
August 13, 2013	$10.36	$11.00
, 2013

        Because the exchange ratio is fixed if the Average FCCO Stock Price is above $10.36 or below $8.48 (subject to potential termination and adjustment provisions if the Average FCCO Stock Price is about $11.78 or below $7.54) and because the market price of First Community common stock is subject to fluctuation, the market value of the shares of First Community common stock that Savannah River shareholders may receive in the merger may increase or decrease prior to and following the merger. Savannah River shareholders are urged to obtain current market quotations for First Community common stock, which are available at www.nasdaq.com.

        The following table shows the high and low sales prices of First Community common stock published by the NASDAQ Capital Market since 2011. First Community paid quarterly dividends as shown below.

2013	Dividends	High	Low
Fourth Quarter (through November 15, 2013)	$—	$10.50	$9.95
Third Quarter	$0.06	$11.16	$8.44
Second Quarter	0.05	10.00	8.80
First Quarter	0.05	9.25	8.21

2012	Dividends	High	Low
Fourth Quarter	$0.04	$8.68	$8.15
Third Quarter	0.04	8.60	7.84
Second Quarter	0.04	8.80	7.65
First Quarter	0.04	8.00	5.98

2011	Dividends	High	Low
Fourth Quarter	$0.04	$6.60	$5.42
Third Quarter	0.04	7.00	5.28
Second Quarter	0.04	7.35	6.44
First Quarter	0.04	6.75	5.40

        Notwithstanding the foregoing, the future dividend policy of First Community is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. First Community's ability to pay dividends is generally limited by the ability of First Community Bank to pay dividends to it. As a South Carolina chartered bank, First Community Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the SCBFI, First Community Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI.

 NASDAQ Listing

        First Community will list the shares of First Community common stock to be issued to the shareholders of Savannah River in connection with the merger on the NASDAQ Capital Market under the symbol "FCCO".

Resale of First Community Common Stock (page 85)

        The shares of First Community common stock to be issued to the shareholders of Savannah River in connection with the merger will be freely tradable by such shareholders, except that if any Savannah River shareholders are deemed to be affiliates of First Community, they must abide by certain transfer restrictions under the Securities Act.

Dissenters' Rights (page 85)

        Under Georgia law, holders of Savannah River common stock will be entitled to dissent from the merger and to obtain payment in cash of the fair value of his or her shares of Savannah River common stock. To perfect their dissenters' rights, holders of Savannah River common stock must precisely follow the procedures specified in the Georgia Business Corporation Code at § 14-2-1301 et. seq., which are summarized herein and the relevant portions of which are attached to this joint proxy statement/prospectus as Appendix B.

        A record holder of Savannah River common stock who wishes to assert dissenters' rights (i) must deliver to Savannah River before the vote on the merger agreement is taken written notice of his or her intent to demand payment for his or her shares if the merger is effectuated and (ii) must not vote his shares in favor of the merger agreement. A failure to vote against the merger will not constitute a waiver of dissenters' rights. A vote against the merger alone is not sufficient to perfect your dissenters' right under the Georgia Business Corporation Code.

        If the merger is approved at the Savannah River special shareholders' meeting, Savannah River will deliver, no later than 10 days after the special shareholders' meeting, a written dissenters' notice to all Savannah River shareholders who satisfied the two requirements set forth above. The written dissenters' notice will state where the payment demand must be sent and where and when stock certificates must be deposited and will set a date by which Savannah River must receive the payment demand, which date will not be less than 30 or more than 60 days after the written dissenters' notice is delivered. A dissenting shareholder who does not demand payment or deposit his or her share certificate as required by the dissenters' notice will not be entitled to payment for his or her shares, and such shareholder's shares of Savannah River common stock will be converted into the right to receive the merger consideration in connection with the merger.

        Within 10 days of the later of the date of the merger or receipt of a payment demand, Savannah River will by written notice offer to pay to each dissenting shareholder who properly demanded payment the amount Savannah River estimates to be the fair value of his or her shares, plus accrued interest. If the shareholder accepts the offer by written notice with 30 days or fails to respond within 30 days, payment for his or her shares will be made within 60 days after making the offer or the date of the merger, whichever is later. If the shareholder believes that the amount offering is less than the fair value of his shares or that the interest is incorrectly calculated, the shareholder may notify Savannah River in writing of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate. If a demand for payment remains unsettled, Savannah River will commence a court proceeding to determine the fair value of the shares and the accrued interest.

        Exercise of dissenters' rights by holders of Savannah River common stock will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST COMMUNITY

        First Community's summary consolidated financial data is presented below as of and for the nine months ended September 30, 2013 and 2012 and as of and for the years ended December 31, 2008 through December 31, 2012. The summary consolidated financial data presented below as of or for the years ended December 31, 2008 through 2012 are derived from First Community's audited consolidated financial statements, which were audited by Elliott Davis, LLC. First Community's audited consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2012 are included elsewhere in this joint proxy statement/prospectus. First Community's selected consolidated financial data as of and for the nine months ended September 30, 2013 and 2012 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. First Community's results for the nine months ended September 30, 2013, are not necessarily indicative of First Community's results of operations that may be expected for the year ending December 31, 2013. The following summary consolidated financial data should be read in conjunction with First Community's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy/prospectus.

	As of or For the Nine Months Ended September 30,		As of or For the Years Ended December 31,
(Dollars in thousands except per share amounts)	2013	2012	2012	2011	2010	2009	2008
Balance Sheet Data:
Total assets	635,924	606,339	$602,925	$593,887	$599,023	$605,827	$650,233
Loans held for sale	2,529	8,685	9,658	3,725	—	—	—
Loans	345,064	323,534	332,111	324,311	329,954	344,187	332,964
Deposits	508,592	474,465	474,977	464,585	455,344	449,576	423,798
Total common shareholders' equity	52,869	53,528	54,183	36,759	30,762	30,501	57,306
Total shareholders' equity	52,869	54,278	54,183	47,896	41,797	41,440	68,156
Average shares outstanding, basic	5,281	3,780	4,144	3,287	3,262	3,252	3,203
Average shares outstanding, diluted	5,322	3,807	4,172	3,287	3,262	3,252	3,203
Results of Operations:
Interest income	16,127	17,534	$23,002	$25,526	$27,511	$30,981	$33,008
Interest expense	2,855	4,245	5,428	7,209	9,374	13,104	15,810
Net interest income	13,272	13,289	17,574	18,317	18,137	17,877	17,198
Provision for loan losses	379	416	496	1,420	1,878	3,103	2,129
Net interest income after provision for loan losses	12,893	12,873	17,078	16,897	16,259	14,774	15,069
Non-interest income (loss)	6,167	5,782	7,929	5,710	3,017	3,543	(10,056)
Securities gains (losses)	152	(62)	26	575	827	1,489	(28)
Non-interest expenses	14,719	14,343	19,445	18,401	17,684	16,580	15,539
Impairment of goodwill	—	—	—	—	—	27,761	—
Income (loss) before taxes	4,493	4,250	5,588	4,781	2,419	(24,535)	(10,554)
Income tax expense (benefit)	1,206	1,303	1,620	1,457	565	696	(3,761)
Net income (loss)	3,287	2,947	3,968	3,324	1,854	(25,231)	(6,793)
Amortization of warrants	—	557	72	102	96	89	9
Preferred stock dividends, including discount accretion and redemption costs	—	119	604	568	568	567	62
Net income (loss) available to common shareholders	3,287	2,271	3,292	2,654	1,190	(25,887)	(6,864)
Per Share Data:
Basic earnings (loss) per common share	0.62	0.60	$0.79	$0.81	$0.36	$(7.95)	$(2.14)
Diluted earnings (loss) per common share	0.62	0.60	0.79	0.81	0.36	(7.95)	(2.14)
Book value at period end	9.98	10.25	10.37	11.11	9.41	9.38	17.76
Tangible book value at period end	9.87	10.10	10.23	10.83	9.14	8.92	8.50
Dividends per common share	0.16	0.12	0.16	0.16	0.16	0.24	0.32
Asset Quality Ratios:
Non-performing assets to total assets(4)	1.37%	1.73%	1.45%	2.16%	2.20%	1.38%	0.39%
Non-performing loans to period end loans	1.48%	1.52%	1.44%	1.67%	1.90%	1.50%	0.54%
Net charge-offs to average loans	0.20%	0.13%	0.17%	0.50%	0.54%	0.84%	0.34%
Allowance for loan losses to period-end total loans	1.25%	1.45%	1.39%	1.45%	1.49%	1.41%	1.38%
Allowance for loan losses to non-performing assets	49.62%	44.74%	52.77%	35.83%	37.39%	58.21%	178.53%
Selected Ratios:
Return on average assets:
GAAP earnings (loss)	0.71%	0.50%	0.55%	0.44%	0.20%	(3.90)%	(1.10)%
Operating earnings(3)	0.71%	0.50%	0.55%	0.44%	0.20%	0.39%	0.48%
Return on average common equity:
GAAP earnings (loss)	8.14%	7.35%	7.40%	7.98%	3.73%	(49.66)%	(11.11)%
Operating earnings (loss)(3)	8.14%	7.35%	7.40%	7.98%	3.73%	4.98%	4.82%
Return on average tangible common equity:
GAAP earnings (loss)	8.24%	7.50%	7.55%	8.16%	3.87%	(89.13)%	(21.60)%
Operating earnings (loss)(3)	8.24%	7.50%	7.55%	8.16%	3.87%	8.94%	9.37%
Efficiency Ratio(1)	74.45%	73.70%	74.82%	75.55%	73.07%	73.47%	72.74%
Noninterest income to operating revenue(2)	32.26%	30.09%	31.16%	25.55%	17.48%	21.97%	19.78%
Net interest margin	3.08%	3.21%	3.17%	3.33%	3.26%	3.10%	3.16%
Equity to assets	8.31%	8.95%	8.99%	8.06%	6.97%	6.84%	10.48%
Tangible common shareholders' equity to tangible assets	8.23%	8.71%	8.88%	6.04%	5.00%	4.80%	4.42%
Tier 1 risk-based capital	17.29%	17.86%	17.33%	15.33%	13.73%	12.41%	12.58%
Total risk-based capital	18.40%	19.80%	18.58%	17.25%	14.99%	13.56%	13.73%
Leverage	10.64%	10.56%	10.63%	9.40%	8.79%	8.41%	8.28%
Average loans to average deposits(5)	69.28%	70.17%	70.33%	70.59%	73.53%	76.99%	75.45%

(1)
The efficiency ratio is a key performance indicator in First Community's industry. The ratio is computed by dividing non-interest expense, less goodwill impairment, by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses and OTTI on securities. It is a measure of the relationship between operating expenses and earnings.

(2)
Operating revenue is defined as net interest income plus noninterest income, excluding OTTI related to the write-down of FHLMC preferred shares in 2008.

(3)
Constitutes a non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Financial Measures" below.

(4)
Includes non-accrual loans, loans > 90 days delinquent and still accruing interest and OREO.

(5)
Includes loans held for sale.

Reconciliations

        The following is a reconciliation for the nine months ended September 30, 2013 and 2012 and the five years ended December 31, 2012, of net income (loss) as reported for generally accepted accounting principles ("GAAP") and the non-GAAP measure referred to throughout our discussion of "operating earnings."

	September 30,		December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010	2009	2008
Net income (loss), as reported (GAAP)	$3,287	$2,947	$3,968	$3,324	$1,854	$(25,231)	$(6,793)
Add: Income tax expense (benefit)	1,206	1,303	1,620	1,457	565	696	(3,761)

	4,493	4,250	5,588	4,781	2,419	(24,535)	(10,554)
Non-operating items:
Goodwill impairment charge	—	—	—	—	—	27,761	—
Other-than-temporary-impairment on FHLMC preferred shares	—	—	—	—	—	—	14,325

Pre-tax operating earnings	4,493	4,250	5,588	4,781	2,419	3,226	3,771
Related income tax expense	1,206	1,303	1,620	1,457	565	696	825

Operating earnings, (net income, excluding non operating items)	$3,287	$2,947	$3,968	$3,324	$1,854	$2,530	$2,946

        The following is a reconciliation for the nine months ended September 30, 2013 and 2012 and the five years ended December 31, 2012, of non-interest income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest income (loss).

	September 30,		December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010	2009	2008
Non-interest income (loss), as reported (GAAP)	$6,319	$5,720	$7,955	$6,285	$3,844	$5,032	$(10,084)
Non-operating items:
Other-than-temporary-impairment charge	—	—	—	—	—	—	14,325

Operating non-interest income	$6,319	$5,720	$7,955	$6,285	$3,844	$5,032	$4,241

        The following is a reconciliation for the nine months ended September 30, 2013 and 2012 and the five years ended December 31, 2011, of non-interest expense as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest expense.

	September 30,		December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010	2009	2008
Non-interest expense, as reported (GAAP)	$14,719	$14,343	$19,445	$18,401	$17,684	$44,341	$15,539
Non-operating items:
Impairment of goodwill	—	—	—	—	—	27,761	—

Operating non-interest expense	$14,719	$14,343	$19,445	$18,401	$17,684	$16,580	$15,539

        First Community's management believes that the non-GAAP measures above are useful because they enhance the ability of investors and management to evaluate and compare the operating results from period to period in a meaningful manner. These non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the OTTI charges in the second and third quarter of 2008 when assessing the performance of First Community. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of First Community's results as reported under GAAP.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF SAVANNAH RIVER

        Savannah River's summary consolidated financial data is presented below as of and for the nine months ended September 30, 2013 and 2012 and as of and for the years ended December 31, 2008 through December 31, 2012. The summary consolidated financial data presented below as of or for the years ended December 31, 2008 through 2012 are derived from Savannah River's audited consolidated financial statements, which were audited by Elliott Davis, LLC. Savannah River's audited consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the two year period ended December 31, 2012 are included elsewhere in this joint proxy statement/prospectus. Savannah River's selected consolidated financial data as of and for the nine months ended September 30, 2013 and 2012 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Savannah River's results for the nine months ended September 30, 2013, are not necessarily indicative of Savannah River's results of operations that may be expected for the year ending December 31, 2013. The following summary consolidated financial data should be read in conjunction with Savannah River's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy/prospectus.

	As of or For the Nine Months Ended September 30,		As of or For the Years Ended December 31,
(Dollars in thousands except per share data)	2013	2012	2012	2011	2010	2009	2008
Balance Sheet Data:
Total assets	157,356	152,595	162,580	157,723	147,226	116,646	93,518
Loans held for sale	—	330	112	195	—	—	—
Loans	110,630	102,279	111,897	99,509	96,287	87,568	57,224
Deposits	117,892	120,316	126,440	121,310	112,799	82,600	64,895
Total shareholders' equity	29,576	29,252	29,226	28,756	27,666	27,577	28,066
Average share outstanding, basic	3,000,400	3,000,400	3,000,400	3,000,400	3,000,254	3,000,000	3,000,000
Average share outstanding, diluted	3,000,400	3,000,400	3,000,400	3,000,400	3,000,254	3,000,000	3,000,000
Results of Operations:
Interest income	4,594	4,504	6,007	6,143	5,614	4,512	3,010
Interest expense	505	732	921	1,471	1,623	1,507	1,153
Net interest income	4,089	3,772	5,086	4,672	3,991	3,005	1,857
Provision for loan losses	227	302	583	250	229	514	446
Net interest income after provision for loan losses	3,862	3,470	4,503	4,422	3,762	2,491	1,411
Non-interest income	297	269	361	244	260	145	86
Gain (loss) on sale of other real estate owned	—	—	—	—	—	—	—
Securities gains (losses)	—	109	109	—	—	—	—
Impairment on nonmarketable equity securities	—	—	—	—	—	(72)	(100)
Non-interest expenses	3,087	3,418	4,337	3,962	3,927	3,707	3,577
Income (loss) before taxes	1,072	430	636	704	95	(1,143)	(2,180)
Income tax expense (benefit)	400	219	397	418	191	(309)	(661)
Net income (loss)	672	211	239	286	(96)	(834)	(1,519)
Per Share Data:
Basic earnings (loss) per common share	$0.22	$0.07	$0.08	$0.10	$(0.03)	$(0.28)	$(0.51)
Diluted earnings (loss) per common share	0.22	0.07	0.08	0.10	(0.03)	(0.28)	(0.51)
Book value at period end	9.86	9.75	9.74	9.58	9.22	9.19	9.36
Tangible book value at period end	9.86	9.75	9.74	9.58	9.22	9.19	9.36
Dividends per common share	—	—	—	—	—	—	—
Asset Quality Ratios:
Non-performing assets to total assets	0.66%	0.12%	0.78%	0.07%	0.02%	0.00%	0.00%
Non-performing loans to period end loans	0.81%	0.12%	1.07%	0.11%	0.03%	0.00%	0.00%
Net charge-offs to average loans	-0.01%	0.04%	0.27%	0.04%	0.05%	0.01%	0.00%
Allowance for loan losses to period-end total loans	1.92%	1.80%	1.69%	1.60%	1.45%	1.39%	1.25%
Allowance for loan losses to non-performing assets	207.03%	1516.68%	158.53%	1434.51%	4158.82%	N/A	N/A
Selected Ratios:
Return on average assets:	0.57%	0.18%	0.15%	0.19%	-0.07%	-0.77%	-2.06%
Return on average common equity:	3.05%	0.97%	0.82%	1.02%	-0.35%	-3.01%	-4.98%
Efficiency Ratio	70.38%	82.36%	78.06%	80.59%	92.38%	115.05%	175.09%
Noninterest income to operating revenue	6.77%	6.66%	6.63%	4.96%	6.12%	4.60%	4.43%
Net interest margin	3.77%	3.55%	3.58%	3.43%	3.41%	3.14%	3.14%
Equity to assets	18.80%	18.65%	17.98%	18.23%	18.79%	23.64%	30.01%
Tier 1 risk-based capital	22.29%	20.66%	22.43%	24.00%	21.06%	26.11%	38.33%
Total risk-based capital	23.52%	21.67%	23.66%	25.22%	22.17%	27.32%	39.26%
Leverage	18.76%	18.35%	18.19%	18.22%	18.12%	22.47%	29.01%
Average loans to average deposits	93.41%	85.42%	85.89%	87.25%	99.56%	96.37%	100.09%

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information is based upon the assumptions that: (i) the total number of shares of Savannah River common stock outstanding immediately prior to the completion of the merger will be 3,000,400, (ii) none of the holders of Savannah River common stock will exercise their dissenters' rights; and (iii) all of the outstanding warrants and options to acquire shares of Savannah River common stock are cashed out in connection with the merger.

        Additionally, the following unaudited pro forma condensed combined financial information assumes that the Average FCCO Stock Price is $10.34, which was the closing price of First Community common stock on November 8, 2013. Accordingly, applying the assumptions listed above, 1,200,160 shares of Savannah River common stock are assumed to be converted in the merger into the right to receive 1.0638 shares of First Community common stock, plus cash in lieu of any fractional shares, resulting in an aggregate of approximately 1,276,730 shares of First Community common stock to be issued in connection with the merger.

        The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of First Community and have been prepared to illustrate the effects of the merger involving First Community and Savannah River under the acquisition method of accounting with First Community treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Savannah River, as of the effective date of the merger, will be recorded by First Community at their respective fair values and the excess of the merger consideration over the fair value of Savannah River's net assets will be allocated to goodwill.

        The unaudited pro forma condensed combined financial information combines the historical financial information of First Community and Savannah River as of and for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012, and has been derived from and should be read in conjunction with the audited and unaudited financial statements of First Community and Savannah River included in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if the merger had been consummated on September 30, 2013. The unaudited pro forma consolidated statements of income dated as of September 30, 2013 and December 31, 2012 give effect to the merger as if the merger had been consummated on January 1, 2012.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

        In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) SRFC's balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of First Community's stock varies from the assumed $10.34 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

        In December 2007, the Financial Accounting Standards Board issued Statement of Financial Standards (SFAS) No. 141(R) (ASC Topic 805) (ASC Topic 805), which replaced SFAS 141, "Business Combinations," for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

        ASC Topic 805 revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer's equity instruments will be measured at the acquisition date, rather than an earlier measurement date that was required under prior accounting guidance. Under ASC Topic 805 all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. ASC Topic 805 requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC Topic 420 as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

        ASC Topic 805 also retains the accounting guidance for identifying and recognizing intangible assets separately from goodwill. However, ASC Topic 805's scope is broader than that of prior accounting guidance, which applied to only business combinations in which control was obtained by transferring consideration. The application of ASC Topic 805 was considered in arriving at the unaudited pro forma results in the tables provided below, including the tabular presentation immediately below, which cross-references the required disclosures under ASC Topic 805.

Pro-Forma Condensed Combined Financial Information (Unaudited)

Pro-Forma Condensed Consolidated Balance Sheet

As of September 30, 2013

	Historical
(Dollars in thousands except per share data)	First Community Corporation	Savannah River Financial Corporation	Pro-Forma before Adjustmens	Pro-Forma Adjustments		Pro-Forma after Adjustments
ASSETS
Cash and due from banks	$20,324	$3,672	$23,996	$(22,145)	A	$1,851
Federal Funds Sold & Sec Pur U/A	626	3,913	4,539	—		4,539
Certificates of Deposit	—	2,305	2,305			2,305
Investment Securities:			—			—
Available for Sale	228,443	23,885	252,328	—		252,328
Other, at cost	2,269	612	2,881	—		2,881

Total Investment Securities	230,712	24,497	255,209	—		255,209

Loans held for sale	2,529	—	2,529			2,529

Loans	345,064	112,792	457,856	(1,643)	B	456,213
Less, Allowance for loan losses	(4,323)	(2,161)	(6,484)	2,161	C	(4,323)

Net loans	340,741	110,631	451,372	518		451,890
Premises and Equipment—Net	17,025	7,778	24,803			24,803
Other real estate owned	3,607	127	3,734			3,734
Intangibles	32	—	32	1,245	E	1,277
Goodwill	571	—	571	2,841	D	3,412
Accrued Int Receivable	2,011	402	2,413			2,413
Other Assets	17,746	4,030	21,776	(103)	F	21,673

Total Assets	635,924	157,355	793,279	(17,644)		775,635

LIABILITIES & CAPITAL
Deposits:
Non-interest Bearing	106,078	10,128	116,206	—		116,206
NOW and money market	185,767	81,646	267,413			267,413
Savings	51,307	294	51,601			51,601
Time deposits	165,440	25,824	191,264	118	G	191,382

Total Deposits	508,592	117,892	626,484	118		626,602
Cash Mgmt—Repo Agrmnts	17,076	—	17,076	—		17,076

Total Deposits and Cash Mgmt	525,668	117,892	643,560	118		643,678
Other Borrowed Money	49,794	9,309	59,103			59,103
Accrued Interest Payable	674	156	830			830
Other Liabilities	6,919	423	7,342	—		7,342

Total Liabilities	583,055	127,780	710,835	118		710,953

CAPITAL
Preferred Stock	—	—				—
Common Stock	5,296	3,000	8,296	(3,000)	H	6,573
				1,277	H
Common Stock warrants issued	50	—	50	—		50
Surplus	62,179	28,639	90,818	(28,639)	H	74,104
				11,925	H
Restricted stock	(518)	—	(518)	—		(518)
Undivided Profit	(12,460)	(2,317)	(14,777)	2,317	H	(13,849)
				(1,389)	A
Accumulated other comprehensive income	(1,678)	253	(1,425)	(253)	H	(1,678)

Total Capital	52,869	29,575	82,444	(17,762)		64,682

Total Liabilities & Capital	635,924	157,355	793,279	(17,644)		775,635

Number of common shares outstanding	5,296,288	3,000,400		1,723,670		6,573,018
Total book value per common share	$9.98	$9.86				$9.84

Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Consolidated Statements of Income

For the Nine Months Ended September 30, 2013

	Historical
(Dollars in thousands except per share data)	First Community Corporation	Savannah River Financial Corporation	Pro-Forma Before Adjustments	Pro-Forma Adjustments		Pro-Forma After Adjustments
Loan interest	$13,202	$4,205	$17,407	315	I	$17,628
				(94)	I
Taxable investment securities	2,096	350	2,446			2,446
Tax exempt investment securities	780	—	780			780
Other	49	39	88			88

Total interest income	16,127	4,594	20,721	221		20,942

Interest on deposits	1,395	444	1,839	(23)	J	1,816
Interest on borrowed money	1,460	60	1,520			1,520

Total interest expense	2,855	504	3,359	(23)		3,336

Net interest income	13,272	4,090	17,362	244		17,606
Provision for loan losses	379	227	606		K	606

Net interest income after provision for loan losses	12,893	3,863	16,756	244		17,000

Non-interest income:						—
Deposit service charges	1,115	56	1,171			1,171
Mortgage origination fees	2,968	104	3,072			3,072
Investment Fees	695	—	695			695
Other	1,541	137	1,678			1,678

Total non-interest income	6,319	297	6,616	—		6,616

Non-interest expense:
Salaries and employee benefits	8,934	1,853	10,787			10,787
Occupancy	1,023	287	1,310			1,310
Equipment	907	141	1,048			1,048
Marketing	311	51	362			362
Legal and Professional	389	62	451			451
FDIC Assessments	309	74	383			383
Other real estate expense	395	—	395			395
Amortization of intangibles	128	—	128	133	L	261
Other	2,323	620	2,943			2,943

Total non-interest expense	14,719	3,088	17,807	133		17,940

Net income before tax	4,493	1,072	5,565	111		5,676
Income taxes	1,206	400	1,606	39	M	1,645

Net income	$3,287	$672	$3,959	$72		$4,031

Earnings per common share	$0.62	$0.22				$0.61
Diluted earnings per common share	$0.62	$0.22				$0.61
Average common shares outstanding	5,294,736	3,000,400		1,723,670		6,571,466
Diluted average common shares outstanding	5,340,837	3,000,400		1,723,670		6,617,567
Comprehensive Income:
Net income	3,287	672	3,959	72		4,031
Other comprehensive income (loss), net of tax	(4,036)	(335)	(4,371)	—		(4,371)

Comprehensive income	$(749)	$337	$(412)	$72		$(340)

Pro-Forma Condensed Combined Financial Information (Unaudited)

Pro-Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2012

	Historical
(Dollars in thousands except per share data)	First Community Corporation	Savannah River Financial Corporation	Pro-Forma Before Adjustments	Pro-Forma Adjustments		Pro-Forma After Adjustments
Loan interest	$18,361	$5,384	$23,745	420	I	$24,040
	—	—	—	(125)	I	—
Taxable investment securities	3,832	581	4,413	—		4,413
Tax exempt investment securities	725	—	725	—		725
Other	84	42	126	—		126

Total interest income	23,002	6,007	29,009	295		29,304

Interest on deposits	3,122	834	3,956	(30)	J	3,926
Interest on borrowed money	2,306	87	2,393	—		2,393

Total interest expense	5,428	921	6,349	(30)		6,319

Net interest income	17,574	5,086	22,660	325		22,985
Provision for loan losses	496	583	1,079	—	K	1,079

Net interest income after provision for loan losses	$17,078	$4,503	$21,581	$325		$21,906

Non-interest income:
Deposit service charges	1,562	78	1,640	—		1,640
Mortgage origination fees	4,242	186	4,428	—		4,428
Investment fees	651	—	651	—		651
Other	1,500	206	1,706	—		1,706

Total non-interest income	7,955	470	8,425	—		8,425

Non-interest expense
Salaries and employee benefits	11,152	2,433	13,585	—		13,585
Occupancy	1,358	372	1,730	—		1,730
Equipment	1,168	199	1,367	—		1,367
Marketing	478	114	592	—		592
Legal and professional	745	90	835	—		835
FDIC assessments	597	121	718	—		718
Other real estate expense	1,010	—	1,010	—		1,010
Amortization of intangibles	204	—	204	177	L	381
Other	2,733	1,008	3,741	—		3,741

Total non-interest expense	19,445	4,337	23,782	177		23,959

Net income before tax	5,588	636	6,224	148		6,372
Income taxes	1,620	397	2,017	52	J	2,069

Net income	$3,968	$239	$4,207	$96		$4,303

Preferred stock dividends	557	—	557	—		557
Preferred stock redemption cost	119	—	119	—		119

Net income available to common shareholders	$3,292	$239	$3,531	$96		$3,627

Earnings per common share	$0.79	$0.08				$0.67
Diluted earnings per common share	$0.79	$0.08				$0.67
Average common shares outstanding	4,143,609	3,000,400		(1,726,070)		5,417,939
Diluted average common shares outstanding	4,171,630	3,000,400		(1,726,070)		5,445,960
Comprehensive income:
Net income	$3,968	$239	$4,207	$96		$4,303
Other comprehensive income, net of tax	1,029	52	1,081	—		1,081

Comprehensive income	$4,997	$291	$5,288	$96		$5,384

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Basis of Presentation

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting. Balance sheet data is presented as of September 30, 2013 and assumes the merger involving First Community and Savannah River was completed on that date. Income statement data is presented to give effect to the merger as if it had occurred on January 1, 2012. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the first quarter of 2014, provides that 40% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for shares of First Community common stock and 60% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash, and is subject to satisfaction of customary closing conditions, including First Community and Savannah River shareholder approval and regulatory approvals.

        The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of Savannah River at their respective fair values and represents management's estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Savannah River's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of Savannah River as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Savannah River's shareholders' equity including results of operations from October 1, 2013 through the date the merger is completed will also change the amount of goodwill recorded.

Note 2—Accounting Policies and Financial Statement Classifications

        The accounting policies of both First Community and Savannah River are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined. There are currently no material transactions between First Community and Savannah River in relation to the unaudited pro forma condensed combined financial information.

Note 3—Merger Related Charges

        In connection with the merger, the plan to integrate First Community's and Savannah River's operations is anticipated to occur at the time of closing. The total merger related costs have been preliminarily estimated to be approximately $1.8 million ($1.4 million after tax) and are included in the unaudited pro forma condensed consolidated balance sheet in accordance with disclosure guidelines. These estimates are based on current managerial assumptions regarding the operations and activities of the combined companies. The specific details of these plans will continue to be refined over the next several months as business units and functional areas from First Community and Savannah River work together to finalize their operating models. This effort is designed to assess the two companies' product offerings, organizational structure, operating platforms information technology, distribution network, operating policies and procedures, employee benefit plans, supply chain methodologies, and service contracts to determine optimum strategies to serve customers and realize cost savings. Management is unable to determine the exact period over which merger costs will be recognized until this integration planning is completed. However, management anticipates realizing substantially all of the $1.8 million in merger costs estimated above at consummation. The following table provides a breakdown of the estimated merger related charges.

	Estimated Merger Related Charges
	Total	Actual Through September 30, 2013	Remaining	Estimated Timing of Recognition
Employee-related expense	$646	$—	$646	At or near merger consummation
Technology & operations integration	404	65	339	At or near merger consummation
Legal and professional fees	310	7	303	At or near merger consummation
Investment banking fees	375	—	375	At merger consummation
Other merger related expense	110	26	84	Within 3 - 6 months of merger consummation

	$1,845	$98	$1,747

Note 4—Pro Forma Adjustments

        The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

Balance Sheet Adjustments

A.
Cash was adjusted to reflect the payment of cash merger consideration of an estimated $19.8 million, estimated remaining merger-related expenses of $1.7 million and the cash out of outstanding stock options and warrants in the approximate amount of $500 thousand, held by Savannah River directors and employees (which is assumed to occur at closing prior to any income statement effect, and is therefore offset by a corresponding reduction in additional paid-in-capital of $1.4 million).

B.
First Community identified $1.6 million in net preliminary estimated fair value adjustments to Savannah River's loan portfolio during due diligence. This includes a $2.1 million credit to reflect the estimated credit portion of the fair value adjustment and a net $438 thousand increase to reflect estimated fair value based upon current interest rates for similar loans, both as required under ASC Topic 805. First Community engaged a third-party advisor to assist in determining the credit adjustments. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

  The interest rate portion of the fair value adjustment ($438 thousand) was determined by comparing the pricing on Savannah River's existing loan exposures to current market interest rates. Exposures were analyzed based on loan type, risk rating and maturity. Market benchmarks were created based on the advisor's proprietary data, adjusted by management input for current local market conditions. This adjustment will be amortized into income over the estimated lives of these loans. Estimated amortization in the pro forma was determined using the level yield method.

  The credit portion of the fair value adjustment ($2.1 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by First Community during due diligence. The scope of this due diligence, which was conducted as of July 18, 2013, included approximately $118.2 million in total loans, of which $72.8 million, or 64%, were evaluated through individual file reviews, $46.4 million, or 36%, through quantitative modeling. Individual file reviews included evaluation of factors such as a borrower's balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. Quantitative modeling included evaluation of roll rate analysis and estimates of probability of default and loss given default. Both approaches represent First Community's judgment regarding the potential credit losses in Savannah River's loan portfolio based upon assumptions regarding potential migration of Savannah River's loan portfolio in future periods and assumptions regarding potential disposition strategies for problem assets.

  During due diligence, First Community engaged a third-party advisor to evaluate the loan portfolio. As part of this due diligence, loans were initially segregated into loan type. Within each loan type, loans were further segregated and evaluated by performance characteristics, such as loan grade and payment status (i.e. 30-, 60-, 90-days+ past due and non-accruals). Through this evaluation, approximately $3.0 million of loans were determined to be purchased impaired (loans for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually acquired payments). A breakdown of estimated purchase impaired and non-purchase impaired loans by type is shown below based on loan balances as of September 30, 2013:

Loan Type	Purchased Impaired	Purchased Non-Impaired	Total Loans
Construction and development	1,368	13,225	$14,593
1 - 4 Family Closed End First Lien	—	21,506	21,506
Home Equity and Second Mortgage	—	6,429	6,429
Owner Occupied Commercial Real Estate	769	17,676	18,445
Non-Owner Occupied Commercial Real Estate	858	30,200	31,058
Multi-Family	—	136	136
Commercial and Industrial	—	19,712	19,712
All Other Loans	—	913	913

	$2,995	$109,797	$112,792

  The $3.0 million of loans estimated to be purchase impaired fall within the scope of ASC 310-30, which provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments. Approximately $610 thousand, or 29%, of the total $2.1 million estimated credit portion of the fair value adjustment relates to purchase impaired loans. This adjustment results in a preliminarily estimated fair value of purchase impaired loans at acquisition of $2.4 million, representing the estimated collectible principal balance of these loans. The estimated annual contractually required interest payments on these purchase impaired loans total $185 thousand, none of which is expected to be collected.

  The final determination of whether acquired loans are to be accounted for as purchase impaired under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis. The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans. The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. First Community has assumed no income (accretable yield) from any loan estimated to be subject to ASC 310-30 in this Unaudited Pro Forma Condensed Combined Financial Information.

  The estimate of contractual cash flows resulting from First Community's due diligence, including both the estimated interest rate portion and credit portion of the total $1.6 million fair value adjustment, differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized. When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method. Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.

C.
Savannah River's existing allowance for loan losses was eliminated to reflect accounting guidance.

D.
As described in Note 5—Preliminary Purchase Accounting Allocation in the accompanying notes, based on management's estimates of adjustments to reflect assets acquired and liabilities assumed at fair value, the aggregate purchase price to be paid by First Community, assuming a price per share of First Community common stock of $10.34, will result in approximately $2.8 million in preliminary goodwill in connection with the merger. Management believes this estimated goodwill appropriately reflects the potential contribution of Savannah River to the First Community franchise as a strong business and cultural fit.

E.
Intangible assets were adjusted by a net $1.2 million to reflect estimated core deposit intangible.

F.
Estimated deferred tax asset/liabilities arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities and estimated tax benefits related to deductible merger related expenses. Estimated deferred taxes were calculated at the estimated consolidated statutory tax rate of 35%.

G.
Time deposits were adjusted by an estimated $0.1 million credit for fair value adjustments on deposits at current market rates for similar products. This adjustment will be amortized into income over the estimated lives of the deposits. Estimated amortization in the pro forma was computed using the sum-of-the-years-digits method, which approximates the level yield method.

H.
Shareholders equity was adjusted by a net $16.4 million before estimated expenses of $1.4 million to reflect (i) an estimated $13.2 million credit for the equity component of merger consideration, and (ii) an estimated $29.6 million debit to eliminate historical shareholders' equity of Savannah River pursuant to ASC 805. Historic shareholders' equity has been eliminated and consolidated shareholders' equity has been adjusted to reflect First Community's estimated capitalization of Savannah River. The pro forma adjustments reflect that 40% of the total outstanding non-dissenting shares of Savannah River common stock will be exchanged for 1.0638 shares of First Community common stock and the remaining 60% of the outstanding non-dissenting shares will be exchanged for cash at a price of $11.00 per share. Based on these assumptions, the pro forma adjustments reflect the issuance of approximately 1,276,730 shares of First Community common stock with an aggregate value of $13.2 million, at $10.34 per share.

 Income Statement Adjustments

(For the year ended December 31, 2012 and the nine months ended September 30, 2013, assuming the transaction had been consummated on January 1, 2012.)

I.
Interest income from loans has been adjusted to estimate the loss of income from nonperforming loans (debit) and the amortization of the acquisition accounting adjustment related to current interest rates (debit).

J.
Interest expense from deposits has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

K.
The provision for loan losses of $583 thousand as of December 31, 2012 and $147 thousand as of September 30, 2013 represent the historical provisions for Savannah River for the twelve-month and nine -month periods then ended, respectively. Management expects that future provision expense related to Savannah River's loan portfolio will be less than last year's results given that loans will be recorded at fair market value, taking into consideration estimated remaining loss content as discussed in Note B above, at the time of the merger. Any provision expense (or loss accruals) recognized after the merger closes shall reflect only those losses incurred by First Community after acquisition, rather than losses either incurred by Savannah River or estimated by First Community as described above. For loans subject to ASC 310-30, any such loss accrual would represent the subsequent decrease, if any, in the estimate of cash flows expected to be collected from such loans after acquisition.

L.
Intangible amortization expense has been adjusted to estimate the amortization of incremental identifiable intangible assets recognized (debit).

M.
Income-tax expense reflects adjustment to estimated consolidated effective tax rate of 35.0%.

Note 5—Preliminary Purchase Accounting Allocation

        The unaudited pro forma condensed combined financial information reflects the issuance of approximately 1,276,730 shares of First Community common stock totaling approximately $13.2 million as well as cash consideration of approximately $19.8 million. The merger will be accounted for using the acquisition method of accounting; accordingly First Community's cost to acquire Savannah River will be allocated to the assets (including identifiable intangible assets) and liabilities of Savannah River at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in thousands except per share data)		September 30, 2013
Pro Forma Purchase Price
Savannah River Financial Corporation
Common stock outstanding as of September 30, 2013		3,000,400
First Community Corporation closing price on November 8, 2013(1)		$10.34
40% Stock consideration
Savanah River Financial Corporation common stock (3,000,400* .40)		1,200,160
Exchange ratio(2)		1.0638

Total common shares of First Community Corporation issued		1,276,730

Value of First Community common stock issued based on $10.34 per share		$13,201
Option/Warrants cashed out		500
60% cash consideration (3,000,400* .60* $11.00)		19,803

Total pro-forma purchase price		$33,504

Preliminary allocation of purchase price:
Savannah River equity as of September 30, 2013		$29,576
Adjustments to reflect assets acquired and liabilities assumed at fair value:
Loans
Credit adjustment	$2,081
Elimination of Savannah River allowance for loan losses	(2,161)
Loan yield adjustment to record loans at fair value	598	518

Estimated core deposit intangible		1,245
Deposit yield adjustment to record deposits at fair value		(118)
Deferred taxes at 34%		(558)

		30,663

Preliminary pro forma goodwill		$2,841

(1)
Assumed closing price

(2)
Calculated exchange ratio based on assumed price of more than $8.48 but less than $10.36 ($11.00/$10.34)

Note 6—Pro Forma Capital Ratios

        The following table sets forth pro forma capital ratios for the combined company based upon the unaudited pro forma condensed combined financial information as of September 30, 2013:

	As of September 30, 2013		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Actions Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital Ratio	$78,990	15.24%	$41,456	8.00%	$51,821	10.00%
Tier 1 Capital Ratio	74,667	14.41%	20,728	4.00%	31,092	6.00%
Tier 1 Leverage Ratio	74,667	9.69%	30,818	4.00%	38,522	5.00%

 UNAUDITED COMPARATIVE PER SHARE DATA

        The following summary presents per share information for First Community and Savannah River on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the merger accounted for using the acquisition method of accounting. This information should be read in conjunction with the historical financial statements and related notes and pro forma condensed consolidated financial data included elsewhere in this joint proxy statement/prospectus. The pro forma information should not be relied upon as being indicative of the historical results First Community and Savannah River would have had if the merger had occurred before such periods or the future results that the First Community will experience after the merger.

        The pro forma combined income per diluted share has been computed based on the diluted average number of shares of common stock of First Community adjusted for the additional shares to be issued in connection with the acquisition of Savannah River. The merger equivalent income per diluted share of Savannah River is based on the number of shares of First Community common stock into which each share and option of Savannah River common stock will be converted in the merger.

        The pro forma combined book value per share is based upon the pro forma combined equity of First Community divided by the pro forma number of outstanding shares of the combined companies as of September 30, 2013. The merger equivalent book value per share of Savannah River is based on the 1,276,730 shares of First Community common stock into which the 3,000,400 shares of Savannah River common stock outstanding as of September 30, 2013 will be converted in the merger. The foregoing assumes that the shares of First Community common stock to be issued will have a value of $10.34 per share, the closing price per share of First Community common stock as of November 8, 2013 and that 60% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash. The actual price of First Community stock on the date of merger may be different than the price used for the pro forma.

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
Net Income (Loss) Per Common Share:
Earnings per diluted share:
First Community	$0.62	$0.79
Savannah River	0.22	0.08
Pro Forma Combined	0.61	0.67
First Community merger equivalent(1)	0.65	0.71
Net Book Value Per Common Share (at period end)
First Community	$9.98	$10.37
Savannah River	9.86	9.74
Pro Forma Combined	9.84	10.15
First Community merger equivalent(1)	10.47	10.78

(1)
Calculated by multiplying the pro forma combined amounts by 1.0638.

RISK FACTORS

        If the merger is consummated and you are a Savannah River shareholder, you may receive shares of First Community common stock in exchange for your shares of Savannah River common stock. An investment in First Community common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Savannah River common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 50 under the heading "Cautionary Statement Regarding Forward-Looking Statements."

        However, there are a number of other risks and uncertainties relating to First Community that you should consider in deciding how to vote on the merger agreement in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect First Community's future financial results and may cause First Community's future earnings and financial condition to be less favorable than First Community's expectations. There are also a number of risks related to the merger that shareholders of both First Community and Savannah River should consider in deciding how to vote on the merger agreement and the share issuance. This section summarizes those risks.

 Risks Related to the Merger

The merger could be taxable to Savannah River shareholders.

        The merger may not qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Qualification as a reorganization is dependent on whether the fair market value of the First Community common stock issued in the merger equals at least 40% of the total consideration (i.e., cash plus the fair market value of First Community's common stock) paid to the Savannah River shareholders in the merger, determined as of the measurement date under Internal Revenue Code rules. The measurement date will not occur until the day of or shortly before the effective date of the merger. Accordingly, First Community and Savannah River may not be able to fully determine whether the reorganization rules and more specifically whether the 40% requirement have been met until after the merger vote occurs. See "Proposal No. 1—The Merger—Important Federal Income Tax Consequences" beginning on page 86.

First Community and Savannah River shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

        First Community shareholders and Savannah River shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in First Community and Savannah River compared to their ownership interests and voting power prior to the merger. If the merger is consummated, assuming an Average FCCO Stock Price of $10.34, which was the closing price of First Community common stock on November 8, 2013, current First Community shareholders will own approximately 80.6% of First Community's outstanding common stock, on a fully diluted basis, and current Savannah River shareholders will own approximately 19.4% of First Community's outstanding common stock, on a fully diluted basis. Accordingly, former Savannah River shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current First Community shareholders if such current First Community shareholders voted together as a group. Shareholders of both companies will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Because the market price of First Community common stock will fluctuate, Savannah River shareholders cannot be sure of the number of shares or exact value of shares of First Community common stock they will receive.

        Upon completion of the merger, each outstanding share of Savannah River common stock will be converted into the merger consideration consisting of cash, shares of First Community common stock,

or a combination of cash and shares of First Community common stock, as provided in the merger agreement. If a Savannah River shareholder receives only cash as merger consideration, the value of the merger consideration that such Savannah River shareholder receives will be independent of any fluctuations in the market price of First Community common stock. If a Savannah River shareholder receives First Community common stock as part or all of the merger consideration, the number of shares that such Savannah River shareholder will receive for each share of Savannah River common stock will depend on the volume weighted average price of First Community common stock on the NASDAQ Capital Market during the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur. The value of such shares of First Community common stock received for each share of Savannah River common stock will depend on the price per share of First Community common stock at the time the shares are actually received by a Savannah River shareholder. The closing price of First Community common stock on the date that the shareholder actually receives the shares of such stock after the merger is completed and the volume weighted average price over the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur may vary from each other, as well as from the closing price of First Community common stock on the date that the First Community and Savannah River announced the merger, on the date that this joint proxy statement/prospectus is being mailed to First Community and Savannah River shareholders, and on the date of the special shareholders' meeting. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in First Community's business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of the First Community. Accordingly, at the time of the Savannah River special shareholders' meeting, because of the above timing differences Savannah River shareholders will not be able to calculate the number of shares of First Community common stock they may receive upon completion of the merger or the exact value of First Community common stock they may receive upon completion of the merger.

The form of merger consideration Savannah River shareholders ultimately receive could be different from the form elected based on the form of merger consideration elected by other Savannah River shareholders.

        All Savannah River shareholders will be permitted to make an election as to the form of consideration to receive. Because the total amount of First Community common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a Savannah River shareholder will receive in order to ensure that 60% of the outstanding non-dissenting shares of Savannah River common stock are converted into cash and 40% of the outstanding non-dissenting shares of Savannah River common stock are converted into shares of First Community common stock. Consequently, if either the stock consideration or the cash consideration is oversubscribed, Savannah River shareholders could receive a different form of consideration from the form they elect.

Combining the two companies may be more difficult, costly, or time consuming than First Community or Savannah River expects.

        The success of the merger will depend, in part, on First Community's ability to realize the anticipated benefits and cost savings from combining the businesses of First Community and Savannah River. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of First Community and Savannah River. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

        First Community and Savannah River have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company's ongoing business or inconsistencies in standards, controls, procedures, and policies that would adversely affect First Community's ability to maintain relationships with clients, depositors, and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effort on each of First Community and Savannah River during that transition period.

First Community and Savannah River will incur significant transaction and merger-related integration costs in connection with the merger.

        First Community and Savannah River expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. First Community and Savannah River are continuing to assess the impact of these costs. Although First Community and Savannah River believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

First Community has not previously operated in Aiken, South Carolina and Augusta, Georgia.

        Savannah River's service areas are Aiken, South Carolina and Augusta, Georgia. The banking business in these areas is extremely competitive, and the level of competition may increase further. First Community has not previously participated in these markets, and there may be unexpected challenges and difficulties that could adversely affect First Community following the merger.

The fairness opinions obtained by Savannah River and First Community from their respective financial advisors will not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.

        Savannah River has obtained a fairness opinion dated August 13, 2013 from Allen C. Ewing & Co., and First Community has obtained a fairness opinion dated August 13, 2013 from FIG Partners LLC, and such opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of Savannah River or First Community, general market and economic conditions and other factors that may be beyond the control of Savannah River and First Community, and on which the fairness opinions were based, may alter the value of Savannah River or First Community or the prices of shares of Savannah River common stock or First Community common stock by the time the merger is completed. The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinions. The fairness opinions that Savannah River and First Community received from their respective financial advisors are attached as Appendix C and Appendix D to this joint proxy statement/prospectus. For a description of the opinions, see "Proposal No. 1—The Merger—Opinion of Savannah River's Financial Advisor" and "Proposal No. 1—The Merger—Opinion of First Community's Financial Advisor." For a description of the other factors considered by Savannah River's board of directors in determining to approve the merger, see "Proposal No. 1—The Merger—Savannah River's Reasons for the Merger; Recommendation of the Savannah River Board of Directors." For a description of the other factors considered by First Community's board of directors in determining to approve the merger, see "Proposal No. 1—The Merger—First Community's Reasons for the Merger and the Share Issuance; Recommendation of the First Community Board of Directors."

First Community and Savannah River may not receive regulatory approvals or such approvals may take longer than expected or impose conditions First Community and Savannah River do not presently anticipate.

        The merger of the two banks must be approved by the FDIC and the SCBFI. These regulatory agencies will consider, among other things, the competitive impact of the bank merger, each of First

Community and Savannah River's financial and managerial resources, and the convenience and needs of the communities to be served. As part of that consideration, First Community and Savannah River expect that the FDIC will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. The merger of the two banks was approved by the FDIC and the SCBFI on October 31, 2013 and October 7, 2013, respectively. In addition, although no formal application or approval from the GDBF is required for the merger or the bank merger, on September 27, 2013, we provided notice of the merger transactions to the GDBF. First Community has also filed notice of the merger with the Federal Reserve, rather than seeking the approval of the Federal Reserve to consummate the merger, because the merger qualifies as a "waiver transaction" under the applicable rules and regulations of the Federal Reserve. This notice was filed on November 4, 2013. However, if the Federal Reserve were to subsequently determine that the merger did not qualify as a waiver transaction, then First Community would be required to submit a formal merger application for approval of the merger by the Federal Reserve. In such an event, there can be no assurance as to whether the necessary approval from the Federal Reserve will be received, the timing of that approval, or whether any conditions will be imposed that might limit the combined company's ability to do business after the merger as presently anticipated.

The merger agreement limits Savannah River's ability to pursue alternatives to the merger.

        The merger agreement contains provisions that limit Savannah River's ability to discuss competing third party proposals to acquire all or a significant part of Savannah River. In addition, Savannah River has agreed to pay First Community a termination fee of $1,500,000 if the transaction is terminated because Savannah River decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Savannah River from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with First Community, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Savannah River than it might otherwise have proposed to pay.

Savannah River directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Savannah River shareholders.

        Executive officers of Savannah River negotiated certain terms of the merger agreement with their counterparts at First Community, and Savannah River's board of directors adopted the merger agreement and by a unanimous vote of the directors present and voting recommended that Savannah River shareholders vote to approve the merger agreement and the merger on the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, Savannah River shareholders should be aware that Savannah River's directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Savannah River shareholders. For example, three members currently serving on Savannah River's board of directors—J. Randolph Potter, Paul S. Simon, and E. Leland Reynolds, will be appointed to the board of directors of First Community and First Community Bank following the merger, and each of the other Savannah River directors will be entitled to participate on an Aiken-Augusta regional advisory board of First Community Bank following the merger and will receive certain advisory fees for their service. In addition, certain executive officers of Savannah River have entered into agreements with Savannah River and First Community that provide, among other things, retention, employment, consulting, severance and/or other benefits following the merger. These and some other additional interests of Savannah River directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than Savannah River shareholders may view it. See "Proposal No.1—The Merger—Interests of Employees and Directors of Savannah River in the Merger" for information about these financial interests.

Savannah River's financial advisor, Allen C. Ewing, & Co., may have been influenced by the indirect benefit it would have received from the merger arising from the ownership of Savannah River common stock by an affiliated investment fund.

        Ewing Financial Institution Fund I, LP was organized on October 31, 2005 with the objective of generating long-term capital appreciation by the acquisition of equity securities in de novo banks, emerging banks and established banks. The general partner of the fund is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the general partner of the fund is Allen C. Ewing & Co., the registered broker-dealer firm that rendered an opinion on the fairness of the transaction to the board of directors of Savannah River. On December 6, 2006, the fund purchased 50,000 shares of common stock in Savannah River's initial offering of common stock in a private offering and held such shares continuously until October 21, 2013, when all but a nominal amount of such shares were distributed in-kind to the fund's limited partners in order to permit the limited partners to cast a vote on the merger and make an election as to their desired form of merger consideration. At the time of the distribution, the Savannah River shares represented approximately 8.6% of the fund's total assets. The fund held the shares on August 13, 2013, the date on which Allen C. Ewing & Co. delivered its opinion that the merger consideration was fair, from a financial point of view, to the shareholders of Savannah River. Because the merger, if consummated prior to a distribution of the shares to the limited partners of the fund, would have enabled the general partner to exchange an illiquid investment in shares of Savannah River for either cash or a publicly traded stock, or a combination thereof, the opinion of Allen C. Ewing & Co. as to the fairness of the merger consideration could have been influenced by the opportunity to achieve a liquidity event for the fund managed by its affiliate. The existence of the relationship between Allen C. Ewing & Co. and the fund and the fund's ownership of 50,000 shares was disclosed to the board prior to its engagement of Allen C. Ewing & Co. as its financial advisor in connection with the merger.

Risks Related to First Community—the Combined Company

Changes in the financial markets could impair the value of First Community's investment portfolio.

        The investment securities portfolio is a significant component of First Community's total earning assets. Total investment securities averaged $204.9 million in 2012, as compared to $205.7 million in 2011. This represents 37.0% and 37.4% of the average earning assets for the year ended December 31, 2012 and 2011, respectively. At September 30, 2013, the portfolio was 39.2% of earning assets. Turmoil in the financial markets could impair the market value of First Community's investment portfolio, which could adversely affect its net income and possibly its capital.

        Since the last half of 2007, the bond markets and many institutional holders of bonds have been under a great deal of stress partially as a result of the ongoing recessionary economic conditions. At September 30, 2013, First Community had mortgage backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs"), with a fair value of $126.0 million. Of these, approximately $123.5 million were issued by government sponsored enterprises ("GSEs") and $2.5 million by private label issuers. In 2008 and 2009, the private label MBSs and CMOs First Community owns incurred rating agency downgrades, many to below investment grade. At September 30, 2013, four of First Community's private label MBSs and CMOs with a carrying value of $1.5 million were downgraded below investment grade.

        Delinquencies on the underlying mortgages on all mortgage securities increased dramatically throughout 2008 through 2012 and continued to remain at high levels at September 30, 2013. First Community monitors the private label investments on a monthly basis. Increasing delinquencies and defaults in the underlying mortgages have resulted in recognizing OTTI during 2009, 2010, 2011 and 2012. In evaluating these securities for OTTI, First Community uses assumptions relative to continued defaults rates, loss severities on the underlying collateral and prepayment speeds. Differences in actual experience and the assumptions used could result in a loss of earnings as a result of further OTTI charges.

        First Community's other investments include municipal and corporate debt securities. As of September 30, 2013, First Community had municipal securities with an approximate fair value of $41.4 million and corporate debt and other securities with an approximate fair value of $2.3 million. At September 30, 2013, all of the municipal and corporate debt securities were rated investment grade. There is a risk that deterioration in the underlying issuer's financial condition or the underlying collateral could result in OTTI charges in future periods.

        On September 7, 2008, the Treasury, the Federal Reserve Board and the Federal Housing Finance Agency ("FHFA") announced that FHFA was placing the Federal Home Loan Mortgage Corporation (the "FHLMC") under conservatorship. Due to these actions, First Community took an OTTI charge of $8.1 million in the third quarter of 2008 relating to the Freddie Mac preferred stock that it held. This charge, along with First Community's second quarter of 2008 charge of $6.1 million related to its investment in preferred stock issued by Freddie Mac, eliminated any further direct material exposure in First Community's investment portfolio to Freddie Mac equity securities.

        As of September 30, 2013 and December 31, 2012, First Community's securities (all of which are classified as "Available for Sale") that had unrealized losses were not considered to be "other than temporarily impaired," and First Community believes it is more likely than not it will be able to hold these until they mature or recover First Community's current book value. First Community currently maintains substantial liquidity which supports its intent and ability to hold these investments until they mature, or until there is a market price recovery. However, if First Community were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover, and it was to sell these securities at a loss, this could adversely affect First Community's net income and possibly its capital.

First Community's decisions regarding credit risk and reserves for loan losses may materially and adversely affect its business.

        Making loans and other extensions of credit is an essential element of First Community's business. Although First Community seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, its loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

  •
  the duration of the credit;

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  credit risks of a particular customer;

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  changes in economic and industry conditions; and

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  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        First Community attempts to maintain an appropriate allowance for loan losses to provide for potential losses in its loan portfolio. First Community periodically determines the amount of the allowance based on consideration of several factors, including:

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  an ongoing review of the quality, mix, and size of First Community's overall loan portfolio;

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  First Community's historical loan loss experience;

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  evaluation of economic conditions;

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  regular reviews of loan delinquencies and loan portfolio quality; and

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  the amount and quality of collateral, including guarantees, securing the loans.

        There is no precise method of predicting credit losses; therefore, First Community faces the risk that charge-offs in future periods will exceed its allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of First Community's net income, and possibly its capital.

        Federal and state regulators periodically review First Community's allowance for loan losses and may require First Community to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in the amount of First Community's provision or loans charged-off as required by these regulatory agencies could have a negative effect on its operating results.

First Community may have higher loan losses than it has allowed for in its allowance for loan losses.

        First Community's actual loan losses could exceed its allowance for loan losses. First Community's average loan size continues to increase and reliance on its historic allowance for loan losses may not be adequate. As of September 30, 2013, approximately $242.2 million, or 70.2%, of First Community's loan portfolio (excluding loans held for sale) was composed of construction ($26.1 million, or 7.6%), commercial mortgage ($196.0 million, or 56.8%) and commercial loans ($20.1 million, or 5.8%). Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond First Community's control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of First Community's borrowers.

        On a pro forma basis as of September 30, 2013, approximately $326.2 million, or 71.2%, of the combined company's loan portfolio (excluding loans held for sale) would have been composed of construction ($40.7 million, or 8.9%), commercial mortgage ($245.7 million, or 53.6%), and commercial loans ($39.8 million, or 8.7%). Due to the size and mix of the Savannah River loan portfolio, we believe that the overall risk associated with such loans will not be materially increased or decreased as a result of the merger.

A significant portion of First Community's loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt its business.

        A significant portion of First Community's loan portfolio is secured by real estate. As of September 30, 2013, approximately $317.4 million, or 92.0%, of First Community's loans (excluding loans held for sale) had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in First Community's primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on First Community's profitability and asset quality. If First Community is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which could be exacerbated by potential climate change and may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact First Community's financial condition.

        On a pro forma basis as of September 30, 2013, approximately $409.6 million, or 89.4%, of the combined company's loans (excluding loans held for sale) would have had real estate as a primary or secondary component of collateral. Due to the size and mix of the Savannah River loan portfolio, we believe that the overall risk associated with such loans will not be materially increased or decreased as a result of the merger.

First Community has a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect First Community's business, financial condition, and results of operations.

        As of September 30, 2013, First Community had approximately $190.0 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 55.1% of the total loans (excluding loans held for sale) outstanding as of that date. Approximately 21.2%, or $73.0 million, of this real estate is owner occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because First Community's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in First Community's level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on First Community's financial condition and results of operations.

        First Community's commercial real estate loans have grown 6.1%, or $12.5 million since December 31, 2012. The banking regulators are giving commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

        On a pro forma basis as of September 30, 2013, the combined company would have had approximately $239.5 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 52.3% of the total loans (excluding loans held for sale) outstanding as of that date, and approximately 20.0%, or $91.5 million, of this real estate would have been owner occupied properties. Accordingly, as a result of the merger, we expect that the combined company's concentration of credit exposure in commercial real estate will be slightly decreased; however, we do not anticipate that this slight decrease will have a material effect on the overall risk associated with the combined company's concentration in commercial real estate.

Repayment of First Community's commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

        At September 30, 2013, commercial business loans comprised $20.1 million, or 5.8%, of First Community's total loan portfolio. First Community's commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

        On a pro forma basis as of September 30, 2013, commercial business loans would have comprised $39.8 million, or 8.7%, of the combined company's total loan portfolio. Although commercial business loans will comprise a slightly greater percentage of the total loan portfolio following the merger, we believe that the overall risk associated with these loans will not be materially increased or decreased.

Negative developments in the financial industry and the domestic and international credit markets may adversely affect First Community's operations and results.

        Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continuing uncertainty during 2013. As a result, commercial as well as consumer loan portfolio performances deteriorated at institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets and bank holding company stock prices in particular, have been negatively affected, as has in general the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, including by issuing a historically high number of formal enforcement orders over the past three years. In addition, significant new federal laws and regulations relating to financial institutions have been adopted, including, without limitation, the EESA, the Recovery Act, and the Dodd-Frank Act. Furthermore, the potential exists for additional federal or state laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations by issuing formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation and bank examination practices in response to those developments, may negatively impact First Community's operations by restricting its business operations, including its ability to originate or sell loans, and adversely impact its financial performance. First Community can provide no assurance regarding the manner in which any new laws and regulations will affect it.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

        In response to the challenges facing the financial services sector, a number of regulatory and legislative actions have been enacted or announced. There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse effect on First Community's business, its financial condition, the financial condition of First Community's customers and its common stock trading price, as well as its ability to access credit. It could also result in declines in First Community's investment portfolio which could be "other-than-temporary impairments."

Economic challenges, especially those affecting Lexington, Richland, Newberry, and Kershaw Counties and the surrounding areas, may reduce First Community's customer base, its level of deposits, and demand for financial products such as loans.

        First Community's success significantly depends upon the growth in population, income levels, deposits, and housing starts in its markets of Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area. The current economic downturn has negatively affected the markets in which First Community operates and, in turn, the size and quality of its loan portfolio. If the communities in which First Community operates do not grow or if prevailing economic conditions locally or nationally remain unfavorable, its business may not succeed. A continuation of the economic downturn or prolonged recession would likely result in reductions in the size of First Community's loan portfolio and the continued deterioration of the quality of its loan portfolio and could reduce its level of deposits, which in turn would hurt its business. Interest received on loans represented approximately 79.8% of First Community's interest income for the year ended December 31, 2012 and approximately 81.9% for the nine months ended September 30, 2013. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, there may be less demand for new loans and borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures First Community's loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, First Community is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect First Community's business.

First Community's focus on lending to small to mid-sized community based businesses may increase First Community's credit risk.

        Most of First Community's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which First Community operates negatively impact this important customer sector, results of operations and financial condition and the value of its common stock may be adversely affected. Moreover, a portion of these loans have been made by First Community in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of First Community's borrowers' businesses may hinder their ability to repay their loans with First Community, which could have a material adverse effect on First Community's financial condition and results of operations.

First Community faces strong competition for customers, which could prevent it from obtaining customers and may cause it to pay higher interest rates to attract customers.

        The banking business is highly competitive, and First Community experiences competition in its market from many other financial institutions. First Community competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in First Community's primary market areas and elsewhere. First Community competes with these institutions both in attracting deposits and in making loans. In addition, First Community has to attract its customer base from other existing financial institutions and from new residents. Many of First Community's competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that First Community does not provide. There is a risk that First Community will not be able to compete successfully with other financial institutions in First Community's market, and that it may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to First Community.

First Community's deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on its future earnings.

        The FDIC insures deposits at FDIC-insured depository institutions, such as First Community Bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC's Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. First Community is generally unable to control the amount of premiums that First Community is required to pay for FDIC insurance. If there are additional bank or financial institution failures, First Community may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce First Community's profitability, may limit its ability to pursue certain business opportunities or otherwise negatively impact its operations.

Changes in prevailing interest rates may reduce First Community's profitability.

        First Community's results of operations depend in large part upon the level of its net interest income, which is the difference between interest income from interest earning assets, such as loans and MBSs, and interest expense on interest bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of First Community's assets and liabilities, First Community believes it is more likely than not a significant change in interest rates could have a material adverse effect on its profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While First Community intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective and its financial condition and results of operations could suffer.

        As of September 30, 2013, approximately 15.2% of First Community's total loan portfolio (excluding loans held for sale) had an adjustable interest rate, and on a pro forma basis as of that date, approximately 19.0% of the combined company's total loans (excluding loans held for sale) would have had an adjustment interest rate. Accordingly, following the merger, a slightly greater percentage of the combined company's interest earning assets will be more susceptible to changes in prevailing interest rates, which could reduce the combined company's profitability in a declining interest rate environment.

First Community is dependent on key individuals, and the loss of one or more of these key individuals could curtail its growth and adversely affect its prospects.

        Michael C. Crapps, First Community's president and chief executive officer, has extensive and long-standing ties within First Community's primary market area and substantial experience with its operations, and he has contributed significantly to First Community's business. If First Community loses the services of Mr. Crapps, he would be difficult to replace and First Community's business and development could be materially and adversely affected.

        First Community's success also depends, in part, on its continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and First Community may not be successful in attracting or retaining qualified personnel. First Community's failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect its business strategy and seriously harm its business, results of operations, and financial condition.

First Community is subject to extensive regulation that could restrict its activities and impose financial requirements or limitations on the conduct of its business and limit First Community's ability to receive dividends from First Community Bank.

        First Community is subject to Federal Reserve regulation, and First Community Bank is subject to extensive regulation, supervision, and examination by the FDIC, the regulating authority that insures customer deposits, and the SCBFI. Also, as a member of the Federal Home Loan Bank of Atlanta (the "FHLB"), First Community Bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of

First Community's depositors and the deposit insurance fund and not for the benefit of First Community's shareholders. First Community Bank's activities are also regulated under consumer protection laws applicable to First Community's lending, deposit, and other activities. A sufficient claim against First Community Bank under these laws could have a material adverse effect on First Community's results of operations.

First Community is exposed to further changes in the regulation of financial services companies.

        Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America and the General Assembly of the State of South Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. On July 21, 2010, the Dodd-Frank Act was signed into law. Pursuant to authority granted under the Dodd-Frank Act, effective on October 1, 2011, the Federal Reserve established new rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion. While First Community is not subject to the interchange fee restrictions, the new restrictions could negatively impact bank card services income for smaller banks if the reductions that are required of larger banks cause industry-wide reduction of swipe fees. On June 7, 2012, the Federal Reserve, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issue identified in the large volume of public comments received. The final rules, which were adopted by the federal banking agencies in July 2013 and will take effect January 1, 2014, will lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. See "Risk Factors—The short-term and long-term impact of the changing regulatory capital requirements and recently adopted capital rules is uncertain" below. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on First Community's business. First Community can provide no assurance regarding the manner in which any new laws and regulations will affect First Community. See "Risk Factors—First Community is subject to extensive regulation that could restrict its activities and impose financial requirements or limitations on the conduct of its business and limit its ability to receive dividends from First Community Bank" above.

The short-term and long-term impact of the changing regulatory capital requirements and recently adopted capital rules is uncertain.

        On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world, known as Basel III. Basel III called for increases in the requirements for minimum common equity, minimum Tier 1 capital and minimum total capital for certain systemically important financial institutions, to be phased in over time until fully phased in by January 1, 2019. The final rules were adopted by the federal banking agencies in July 2013.

        Various provisions of the Dodd-Frank Act increased the capital requirements of bank holding companies, such as First Community, and non-bank financial companies that are supervised by the Federal Reserve. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, may not issue new trust preferred securities that count toward their Tier 1 capital. While the Basel III changes and other regulatory capital requirements will result in generally higher regulatory capital standards, it is difficult at this time to predict how any new standards will ultimately affect First Community and First Community Bank.

        In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

        The application of more stringent capital requirements for First Community and First Community Bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if First Community were to be unable to comply with such requirements.

First Community's historical operating results may not be indicative of its future operating results.

        First Community may not be able to sustain its historical rate of growth, and, consequently, First Community's historical results of operations will not necessarily be indicative of its future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede First Community's ability to expand its market presence. If First Community experiences a significant decrease in its historical rate of growth, First Community's results of operations and financial condition may be adversely affected because a high percentage of its operating costs are fixed expenses.

First Community may be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. First Community has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose First Community to credit risk in the event of a default by a counterparty or client. In addition, First Community's credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to First Community Bank. Any such losses could have a material adverse affect on First Community's financial condition and results of operations.

First Community will face risks with respect to expansion through acquisitions or mergers.

        From time to time, First Community may seek to acquire other financial institutions or parts of those institutions. First Community may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

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  the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

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  the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

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  the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on First Community's results of operations; and

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  the risk of loss of key employees and customers.

First Community's underwriting decisions may materially and adversely affect its business.

        While First Community generally underwrites the loans in its portfolio in accordance with its own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances First Community has made loans which exceed either its internal underwriting guidelines, supervisory guidelines, or both. As of September 30, 2013, approximately $6.1 million of First Community's loans, or 8.9% of First Community Bank's regulatory capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which five loans totaling approximately $667 thousand had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of First Community Bank's capital. At September 30, 2013, $4.5 million of First Community's commercial loans, or 6.5% of First Community Bank's regulatory capital, exceeded the supervisory loan to value ratio. The number of loans in First Community's portfolio with loan-to-value ratios in excess of supervisory guidelines, First Community's internal guidelines, or both could increase the risk of delinquencies and defaults in its portfolio.

First Community depends on the accuracy and completeness of information about clients and counterparties and First Community's financial condition could be adversely affected if it relies on misleading information.

        In deciding whether to extend credit or to enter into other transactions with clients and counterparties, First Community may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which First Community does not independently verify. First Community may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, First Community may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. First Community's financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

First Community's ability to pay cash dividends is limited, and First Community may be unable to pay future dividends even if it desires to do so.

        The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect First Community's ability to pay dividends or otherwise engage in capital distributions.

        First Community's ability to pay cash dividends may be limited by regulatory restrictions, by First Community Bank's ability to pay cash dividends to First Community and by First Community's need to maintain sufficient capital to support First Community's operations. As a South Carolina chartered bank, First Community Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the SCBFI, First Community Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI. If First Community Bank is not permitted to pay cash dividends to First Community, it is unlikely that First Community would be able to pay cash dividends on First Community's common stock. Moreover, holders of First Community's common stock are entitled to receive dividends only when and if declared by First Community's board of directors. Although First Community has historically paid cash dividends on its common stock, First Community is not required to do so and First Community's board of directors could reduce or eliminate First Community's common stock dividend in the future.

First Community's stock price may be volatile, which could result in losses to its investors and litigation against First Community.

        First Community's stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts' recommendations or projections, First Community's announcement of developments related to its businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, and other issues related to the financial services industry. First Community's stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of First Community's common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for First Community's shareholders to resell their common stock when desired and at prices they find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. First Community could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from First Community's normal business.

Future sales of First Community's stock by its shareholders or the perception that those sales could occur may cause First Community's stock price to decline.

        Although First Community's common stock is listed for trading on the NASDAQ Capital Market, the trading volume in First Community's common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of First Community's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which First Community has no control. Given the relatively low trading volume of First Community's common stock, significant sales of its common stock in the public market, or the perception that those sales may occur, could cause the trading price of First Community's common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Economic and other circumstances may require First Community to raise capital at times or in amounts that are unfavorable to it. If First Community has to issue shares of common stock, the issuance will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of First Community's common stock and adversely affect the terms on which First Community may obtain additional capital.

        First Community may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen its capital position. First Community's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, and First Community's financial performance. First Community cannot provide assurance that such financing will be available to First Community on acceptable terms or at all, or if First Community does raise additional capital that it will not be dilutive to existing shareholders.

        If First Community determines, for any reason, that it needs to raise capital, subject to applicable NASDAQ rules, First Community's board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity based incentives under or outside of First Community's equity compensation plans. Additionally, First Community is not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of First Community's common stock could decline as a result of sales by First Community of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If First Community issues preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if First Community issues preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of First Community's common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of First Community's shareholders and may dilute the book value per share of its common stock. Shares First Community issues in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of First Community's existing shareholders.

A failure in or breach of First Community's operational or security systems or infrastructure, or those of First Community's third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt First Community's businesses, result in the disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs, and cause losses.

        First Community relies heavily on communications and information systems to conduct its business. Information security risks for financial institutions such as First Community's have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, First Community's operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. First Community's business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond First Community's control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

        As noted above, First Community's business relies on its digital technologies, computer and email systems, software and networks to conduct its operations. Although First Community has information security procedures and controls in place, First Community's technologies, systems and networks and its customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of First Community's or its customers' or other third parties' confidential information. Third parties with whom First Community does business or that facilitate First Community's business activities, including financial intermediaries, or vendors that provide service or security solutions for First Community's operations, and other unaffiliated third parties, including the South Carolina Department of Revenue, which had customer records exposed in a 2012 cyber attack, could also be sources of operational and information security risk to First Community, including from breakdowns or failures of their own systems or capacity constraints.

        While First Community has disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. First Community's risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of First Community's controls, processes, and practices designed to protect its systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for First Community. As threats continue to evolve, First Community may be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support First Community's businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that First Community's clients use to access First Community's products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on First Community's results of operations or financial condition.

Negative public opinion surrounding First Community and the financial institutions industry generally could damage First Community's reputation and adversely impact its earnings.

        Reputation risk, or the risk to First Community's business, earnings and capital from negative public opinion surrounding First Community and the financial institutions industry generally, is inherent in First Community's business. Negative public opinion can result from First Community's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect First Community's ability to keep and attract clients and employees and can expose it to litigation and regulatory action. Although First Community takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of First Community's business.

The change of control rules under Section 382 of the Internal Revenue Code could limit First Community's ability to use net operating loss carryforwards to reduce future taxable income, if First Community were to undergo a change of control.

        First Community has net operating loss ("NOL") carryforwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. First Community's use of its NOL carryforwards would be limited, however, under Section 382 of the Internal Revenue Code, if First Community were to undergo a change in ownership of more than 50% of its capital stock over a three-year period as measured under Section 382 of the Internal Revenue Code. These complex changes of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of First Community's stock, including certain public "groups" of shareholders as set forth under Section 382 of the Internal Revenue Code, including those arising from new stock issuances and other equity transactions.

        Whether a change in ownership occurs in the future is largely outside of First Community's control, and there can be no assurance that such a change will not occur. If First Community experiences an ownership change, the resulting annual limit on the use of its NOL carryforwards (which generally would equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of First Community's capital stock immediately before the ownership change, then increased by certain existing gains recognized within five years after the ownership change if First Community has a net built-in gain in its assets at the time of the ownership change) could result in a meaningful increase in First Community's federal and state income tax liability in future years. Whether an ownership change occurs by reason of public trading in First Community's stock is largely outside First Community's control, and the determination of whether an ownership change has occurred is complex. No assurance can be given that First Community will not in the future undergo an ownership change that would have an adverse effect on the value of its stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of each of First Community and Savannah River, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which First Community and Savannah River are unsure, including many factors that are beyond their control. The words "may," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "continue," "contemplate," "seek," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, those described under "Risk Factors" section beginning on page 33 and the following:

  •
  expected revenue synergies and cost savings from the combination may not be fully realized;

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  revenues following the combination may be lower than expected;

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  ability to obtain governmental approvals of the combination on the proposed terms and schedule;

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  failure of First Community's and Savannah River's shareholders to approve the merger agreement or the share issuance, as applicable;

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  credit losses as a result of, among other potential factors, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

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  the amount of First Community's loan portfolio collateralized by real estate and weaknesses in the real estate market;

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  restrictions or conditions imposed by First Community's regulators on its operations;

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  the adequacy of the level of First Community's allowance for loan losses and the amount of loan loss provisions required in future periods;

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  examinations by First Community's regulatory authorities, including the possibility that the regulatory authorities may, among other things, require First Community to increase its allowance for loan losses or write down assets;

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  reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of First Community's securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;

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  increases in competitive pressure in the banking and financial services industries;

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  changes in the interest rate environment which could reduce anticipated or actual margins;

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  changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;

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  general economic conditions resulting in, among other things, a deterioration in credit quality;

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  changes occurring in business conditions and inflation;

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  changes in funding or increased regulatory requirements with regard to funding;

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  increased cybersecurity risk, including potential business disruptions or financial losses;

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  changes in technology;

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  changes in deposit flows;

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  changes in monetary and tax policies;

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  changes in accounting policies and practices;

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  the rate of delinquencies and amounts of loans charged off;

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  the rate of loan growth in recent years and the lack of seasoning of a portion of First Community's loan portfolio;

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  First Community's ability to maintain appropriate levels of capital;

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  First Community's ability to attract and retain key personnel;

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  First Community's ability to retain its existing clients, including its deposit relationships;

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  adverse changes in asset quality and resulting credit risk-related losses and expenses;

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  loss of consumer confidence and economic disruptions resulting from terrorist activities; and

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  other risks and uncertainties detailed from time to time in First Community's filings with the SEC.

        Because of these and other risks and uncertainties, First Community's or Savannah River's actual future results may be materially different from the results indicated by any forward-looking statements. In addition, First Community's and Savannah River's past results of operations do not necessarily indicate their future results. Therefore, both companies caution you not to place undue reliance on their forward-looking information and statements. Both companies undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

        All forward-looking statements in this joint proxy statement/prospectus are based on information available to First Community and Savannah River as of the date of this joint proxy statement/prospectus. Although both companies believe that the expectations reflected in our forward-looking statements are reasonable, neither company can guarantee you that these expectations will be achieved. Both companies undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

 SPECIAL SHAREHOLDERS' MEETINGS

General

        Savannah River.    With respect to Savannah River shareholders, this document constitutes a proxy statement of Savannah River in connection with its solicitation of proxies from its shareholders for the vote on the merger agreement and on the authorization to adjourn the special shareholders' meeting, as well as a prospectus of First Community in connection with its issuance of shares of First Community common stock as part of the merger consideration. The proxy statement/prospectus is being mailed by Savannah River and First Community to Savannah River shareholders of record on or about                  , 2013, together with the notice of the special shareholders' meeting and a proxy solicited by Savannah River's board of directors for use at the special shareholders' meeting and at any adjournments or postponements of the special shareholders' meeting.

        First Community.    With respect to First Community shareholders, this document constitutes a proxy statement of First Community in connection with its solicitation of proxies from its shareholders for the vote on the share issuance as contemplated by the merger agreement and on the authorization to adjourn the special shareholders' meeting. This proxy statement is being mailed by First Community to First Community shareholders of record on or about                  , 2013, together with the notice of the special shareholders' meeting and a proxy solicited by First Community's board of directors for use at the special shareholders' meeting and at any adjournments or postponements of the special shareholders' meeting.

Meeting Dates, Times, and Places and Record Dates

        Savannah River.    The Savannah River special shareholders' meeting will be held at                  , Augusta, Georgia, at            .m., local time, on                  , 2014. Only holders of Savannah River common stock of record at the close of business on                  , 2013 will be entitled to receive notice of and to vote at the special shareholders' meeting. As of the record date, there were                  shares of Savannah River common stock outstanding and entitled to vote, with each such share entitled to one vote.

        First Community.    The First Community special shareholders' meeting will be held at            , Lexington, South Carolina, at            .m., local time, on            , 2014. Only holders of First Community common stock of record at the close of business on            , 2013 will be entitled to receive notice of and to vote at the special shareholders' meeting. As of the record date, there were            shares of First Community common stock outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

        Savannah River.    At the Savannah River special shareholders' meeting, Savannah River shareholders will be asked to approve the merger agreement. Under the merger agreement, Savannah River will merge with SRMS, Inc., a wholly-owned subsidiary of First Community, with Savannah River surviving the merger and then merging with and into First Community. Shares of Savannah River common stock will be converted into the right to receive cash, shares of common stock of First Community, or a combination of both cash and shares of common stock of First Community, at the shareholder's election. If a shareholder elects cash, the shareholder will receive $11.00 for each share of Savannah River common stock. If a shareholder elects stock, the shareholder will receive a number of shares of First Community common stock based on the exchange ratio for each share of Savannah River common stock. If a shareholder elects a combination, the shareholder will receive a combination of cash and First Community common stock for each share of Savannah River common stock. Elections by shareholders are limited by a requirement that 60% of the total number of outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash and that 40% of the total number of outstanding non-dissenting shares of Savannah River common stock will be exchanged for First Community common stock. Therefore, the form of consideration you receive will depend in part on the elections of other Savannah River shareholders. First Community will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, in an amount equal to the fraction of a share of First Community common stock otherwise issuable upon conversion multiplied by the Average FCCO Stock Price.

        Savannah River shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special shareholders' meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders' meeting, in person or by proxy, to approve the merger agreement. Finally, Savannah River shareholders may also be asked to consider any other business that properly comes before the special shareholders' meeting.

        Each copy of this joint proxy statement/prospectus mailed to Savannah River shareholders is accompanied by a proxy form for use at the special shareholders' meeting.

        First Community.    At the First Community special shareholders' meeting, First Community shareholders will be asked to approve the share issuance. First Community shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special shareholders' meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders' meeting, in person or by proxy, to approve the share issuance. Each copy of this joint proxy statement/prospectus mailed to First Community shareholders is accompanied by a proxy form for use at the special shareholders' meeting, or First Community shareholders may vote by telephone or through the Internet. If your shares are held with a broker in "street name," you should follow the broker's instructions to indicate how you wish to vote, rather than completing the proxy form.

Vote Required

        Savannah River.    Approval of the merger agreement requires the affirmative vote of a majority of all shares of Savannah River common stock entitled to vote at the Savannah River special shareholders' meeting. Approval of the proposal to authorize adjournment will require the affirmative vote of a majority of shares of common stock present in person or by proxy and entitled to vote on the matter.

        On the record date, there were approximately            outstanding shares of Savannah River common stock, each of which is entitled to one vote at the special shareholders' meeting. On that date, the directors and executive officers of Savannah River and their affiliates beneficially owned a total of approximately        % of the outstanding shares of Savannah River common stock. Each of Savannah River's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Savannah River common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of Savannah River common stock representing a majority of Savannah River's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special shareholders' meeting. A quorum must be present in order for the vote on the merger agreement to occur.

        First Community.    Approval of the share issuance requires the affirmative vote of the holders of a majority of the total votes cast on the share issuance at the special shareholders' meeting. Approval of the proposal to authorize adjournment will require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal.

        On the record date, there were approximately            outstanding shares of First Community common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of First Community and their affiliates beneficially owned a total of approximately        % of the outstanding shares of First Community common stock. To First Community's knowledge, each of

First Community's directors and executive officers intends to vote his or her shares of First Community common stock in favor of the share issuance. The presence, in person or by proxy, of shares of First Community common stock representing a majority of First Community's outstanding shares entitled to vote at the special shareholders' meeting is necessary in order for there to be a quorum at the special shareholders' meeting. A quorum must be present in order for the vote on the share issuance to occur.

Voting of Proxies

        Savannah River.    Shares of common stock represented by properly executed proxies received at or prior to the Savannah River special shareholders' meeting will be voted at the special shareholders' meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the merger agreement and the proposal to authorize adjournment.

        Any record shareholder present in person or by proxy at the special shareholders' meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Because approval of the merger agreement requires the affirmative vote of a majority of all shares of Savannah River common stock entitled to vote at the Savannah River special shareholders' meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, Savannah River's board of directors urges its shareholders to complete, date, and sign the accompanying proxy form and return it promptly in the enclosed, postage-paid envelope.

        First Community.    Shares of common stock represented by properly executed proxies received at or prior to the First Community special shareholders' meeting will be voted at the special shareholders' meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the share issuance and the proposal to authorize adjournment.

        Any record shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special shareholders' meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Abstentions and broker non-votes will not be counted as a vote "for" or "against" the share issuance and will not be counted in determining the number of votes cast on the share issuance or the proposal to authorize adjournment. Nevertheless, First Community's board of directors urges its shareholders to vote by telephone, through the Internet, or by completing, dating, and signing the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in street name, and return it promptly in the enclosed, postage-paid envelope.

Revocability of Proxies

        Savannah River.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the Corporate Secretary of Savannah River either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special shareholders' meeting. All written notices of revocation and other communications with respect to the revocation of Savannah River proxies should be addressed to Savannah River Financial Corporation, 3638 Walton Way Extension, Augusta, GA 30909, Attention: Corporate Secretary. Attendance at the special shareholders' meeting will not in and of itself constitute revocation of a proxy.

        First Community.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the Corporate Secretary of First Community either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special shareholders' meeting. All written notices of revocation and other communications with respect to the revocation of First Community proxies should be addressed to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Corporate Secretary. Attendance at the special shareholders' meeting will not in and of itself constitute revocation of a proxy. If your shares are held in "street name" with a broker, you must follow your broker's instructions to revoke your voting instructions. Further, if your shares are held in "street name", you may not vote in person at the meeting unless your broker provides you voting authorization.

Solicitation of Proxies

        Savannah River.    Savannah River will pay all of the costs of soliciting proxies in connection with its special shareholders' meeting, except that First Community will pay the costs of filing the registration statement with the SEC, of which this joint proxy statement/prospectus is a part, and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Savannah River who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

        First Community.    First Community will pay all of the costs of soliciting proxies in connection with its special shareholders' meeting, the costs of filing the registration statement with the SEC, and one half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of First Community who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

        No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Savannah River, First Community, or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Savannah River or First Community since the date of the joint proxy statement/prospectus.

 Recommendation of the Boards of Directors

        Savannah River.    Savannah River's board of directors has determined that the merger agreement and the transactions contemplated by it are in the best interests of Savannah River and its shareholders. The board of directors of Savannah River recommends that the Savannah River shareholders vote "FOR" these proposals at the special shareholders' meeting.

        In the course of reaching its decision to adopt the merger agreement and the transactions contemplated in the merger agreement, Savannah River's board of directors, among other things, consulted with its legal advisors, Bryan Cave LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Allen C. Ewing & Co., LLC, as to the fairness, from a financial point of view, of the consideration to be received by the holders of Savannah River common stock in the merger. For a discussion of the factors considered by Savannah River's board of directors in reaching its conclusion, see "Proposal No. 1—The Merger—Background of the Merger" and "—Savannah River's Reasons for the Merger; Recommendation of the Savannah River Board of Directors."

        Savannah River shareholders should note that Savannah River's directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Savannah River. See "Proposal No. 1—The Merger—Interests of Employees and Directors of Savannah River in the Merger."

        First Community.    First Community's board of directors has determined that the share issuance is in the best interests of First Community and its shareholders. The members of the First Community board of directors unanimously recommend that First Community shareholders vote "FOR" these proposals.

        In the course of reaching its decision to approve the share issuance as contemplated in the merger agreement, First Community's board of directors, among other things, consulted with its legal advisors, Nelson Mullins Riley & Scarborough LLP, regarding the share issuance and the legal terms of the merger agreement, and with its financial advisor, FIG Partners LLC, as to the fairness, from a financial point of view, of the share issuance to the shareholders of First Community. For a discussion of the factors considered by First Community's board of directors in reaching its conclusion, see "Proposal No.1—The Merger—Background of the Merger" and "—First Community's Reasons for the Merger and the Share Issuance; Recommendation of the First Community Board of Directors."

PROPOSAL NO. 1—THE MERGER

        The descriptions of the terms and conditions of the merger, the merger agreement, the share issuance and any related documents in this joint proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Appendix A to this joint proxy statement/prospectus, to the registration statement, of which this joint proxy statement/prospectus is a part, and to the exhibits to the registration statement.

 General

        The First Community board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of First Community common stock for use at the First Community special shareholders' meeting. The Savannah River board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Savannah River common stock for use at the Savannah River special shareholders' meeting.

First Community Proposal

        At the First Community special shareholders' meeting, holders of First Community common stock are being asked to vote on the issuance of shares of First Community common stock as contemplated by the merger agreement.

        The merger will not be completed unless First Community's shareholders approve the issuance of shares of First Community common stock as contemplated by the merger agreement.

Savannah River Proposal

        At the Savannah River special shareholders' meeting, holders of Savannah River common stock will be asked to vote upon the adoption of the merger agreement.

        The merger will not be completed unless Savannah River's shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Background of the Merger

        As part of its ongoing consideration and evaluation of Savannah River's long-term prospects and strategies, Savannah River's board of directors and senior management have from time to time reviewed and assessed Savannah River's business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing shareholder value.

        Similarly, the board of directors of First Community believes that its primary responsibility is to enhance shareholder value. Since First Community's inception, its board of directors has sought to achieve this goal through profitable operations as well as growth through organic growth, de novo branching and selected acquisitions. First Community's board of directors and senior management have from time to time reviewed and assessed First Community's business strategies and objectives, including potential strategic transactions.

        After ongoing analysis, in the spring of 2013, Paul S. Simon, the Chairman of the Board of Savannah River, and J. Randolph Potter, Savannah River's Chief Executive Officer, came to the conclusion that Savannah River faced significant challenges with respect to achieving attractive profitability and return on equity levels for its shareholders as a stand-alone organization. Factors contributing to these challenges included:

  •
  the financial crisis and the resulting recession and ongoing economic sluggishness affecting the nation;

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  pressure placed on net interest margins by a low interest rate environment;

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  the high level of competition among lenders, and limited loan demand; and

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  increasing regulatory complexity and expense.

        As a result, Mr. Simon and Mr. Potter concluded that Savannah River should explore and consider the possibility of becoming part of a larger organization through an acquisition of a community bank, a merger with a community bank or aligning with a larger, well-capitalized and well-managed institution. It was agreed that, due to the highly preliminary nature of the investigation, discreet, informal inquiries by Mr. Potter would be the most effective means of obtaining information about the potential opportunities for a business combination involving Savannah River, while minimizing the risk of inadvertent and premature disclosure to customers, employees and other constituencies that Savannah River was evaluating its strategic alternatives.

        In March, April and May of 2013, Mr. Potter discussed the possibility of a business combination transaction with a number of banks that he believed might have an interest in pursuing such a transaction and were of sufficient quality to be worthy of consideration as a partner. All such inquiries and discussions were preliminary in nature, and no specific proposals were made or received by Savannah River, other than the proposals made by First Community that are described below.

        In March of 2013, First Community's Chief Executive Officer, Michael C. Crapps and Mr. Potter met to discuss their respective organizations. Mr. Crapps and Mr. Potter met again on April 17, 2013 to further discuss their respective institutions, including their respective financial positions, approach to community banking and strategic vision. Mr. Crapps and Mr. Potter discussed the possibility that, among other things, their respective focus on credit quality, cultural compatibility, and contiguous market locations, together with the potential operating efficiencies associated with a larger, combined company, could result in a strategic combination that could be beneficial to both companies and their respective shareholders. At this meeting, Mr. Crapps offered to analyze and provide to Mr. Potter an outline of a potential transaction structure and consideration associated with a possible strategic combination of First Community and Savannah River.

        Following the April 17, 2013 meeting, First Community engaged FIG Partners LLC to serve as First Community's financial advisor with respect to a potential business combination with Savannah River.

        Mr. Crapps and Mr. Potter met on May 13, 2013. They discussed the market with respect to community bank mergers and First Community's proposal that the companies consider a strategic combination in which Savannah River's shareholders would receive merger consideration with a value of $10.00 per share of Savannah River stock, consisting of 50% cash and 50% First Community common stock.

        On May 21, 2013, at a regularly scheduled board meeting, First Community's management presented to the First Community board of directors information regarding Savannah River and an analysis of a potential strategic combination with Savannah River. The First Community board of directors directed management to continue discussions with Savannah River.

        On May 23, 2013, Mr. Crapps met with Mr. Potter, Paul S. Simon, and Jeff P. Spears, the President of Savannah River. They discussed their respective companies, the community bank merger market in their region, and First Community's proposal that the companies consider a strategic combination in which Savannah River shareholders would receive merger consideration with a value of $10.00 per share of Savannah River stock, consisting of 50% cash and 50% First Community common stock. During this meeting, Mr. Potter advised Mr. Crapps that Mr. Simon would have primary responsibility for negotiating potential merger consideration for Savannah River.

        During the last week of May 2013, Mr. Crapps had several telephonic discussions with Mr. Potter and Mr. Simon regarding the amount and form of potential merger consideration.

        Since its organization, Savannah River has maintained an informal, on-going relationship with the investment banking firm of Allen C. Ewing & Co. Consequently, on May 28, 2013, Messrs. Simon, Potter and Spears held a teleconference with representatives of that firm to discuss First Community's then current indication of $10.00 per share, payable in a mix of cash and stock, and whether it offered sufficient value for Savannah River from a financial point of view. The consensus from that discussion was that the proposal was not sufficient, but that it presented an opportunity for further discussion.

        On June 10, 2013, Messrs. Simon, Potter, and Spears, Timothy N. Dangerfield, Vice Chairman of the Board of Directors of Savannah River, and Robert M. Taylor III, an independent member of the board, who together comprised a corporate opportunities committee previously established by the board, met to discuss the First Community proposal. Following that meeting, on June 11, 2013, Messrs. Simon and Potter contacted Mr. Crapps to discuss the potential for the proposed combined company, which would have the ability and financial strength to more fully and effectively serve the banking needs of the institutions' respective communities, to create greater economies of scale and operating leverage, and to enhance shareholder value for both institutions. They also discussed the fact that First Community common stock, which is listed on the NASDAQ Capital Market, would provide Savannah River shareholders with a more liquid security than the unlisted Savannah River common stock, and that First Community has historically paid a quarterly cash dividend, whereas Savannah River has not paid any dividends on its common stock.

        During this call, Messrs. Simon and Potter presented a counterproposal that Savannah River shareholders receive merger consideration with a target value of $11.00 per share of Savannah River common stock and proposed that four Savannah River directors join the First Community board of directors in connection with a combination of the two institutions. They also discussed the important role of certain Savannah River executives in the management of the Aiken and Augusta markets in connection with a combination of the two companies. In particular, Mr. Crapps indicated that First Community would expect Mr. Spears, as well as Mr. Lewis and Mr. Wahl, Savannah River Banking Company's Aiken Market President and Augusta Market President, respectively, to continue to serve in market leadership positions and to provide insight and continuity with respect to customers in the Aiken and Augusta markets.

        On June 13, 2013, Mr. Crapps, Mr. Potter and Mr. Simon again discussed the possibility of a strategic combination. In this meeting, Mr. Crapps proposed that (i) Savannah River shareholders would receive merger consideration with a target value of $10.50 per share of Savannah River stock (consisting of 60% cash and 40% First Community common stock), (ii) three Savannah River directors would join the First Community board of directors, and (iii) Savannah River's executive officers, other than its chief financial officer, would agree to continue working for the combined company in order to provide continuity and leadership in the Aiken and Augusta markets for First Community. Mr. Simon requested that First Community reconsider the $10.50 per share target value of the merger consideration and requested a proposal with an $11.00 per share target value for the merger consideration, which could include a different relative allocation of cash and First Community common stock. Mr. Crapps ultimately modified the proposal during that call to $11.00 per share, payable 60% in cash and 40% in stock. Messrs. Simon and Potter responded that they would recommend consideration of that proposal to the full board.

        On June 14, 2013, Savannah River engaged Allen C. Ewing & Co. to serve as Savannah River's financial advisor with respect to a potential business combination with First Community.

        On June 17, 2013, Mr. Crapps delivered to the board of directors of Savannah River a non-binding expression of interest in pursuing a business combination on the terms outlined therein. It was proposed, among other things, that 60% of the consideration to Savannah River shareholders would be in the form of cash and 40% would be in the form of First Community common stock. The proposed price to Savannah River shareholders was $11.00 per share, which was based on a then-recent 10-day average trading price of First Community common stock and equated to an exchange ratio of 1.1677 for the stock portion of the transaction. The proposal set forth in the letter anticipated using some form of price protection (cap/collar) mechanism for the stock portion of the consideration and also proposed a 60-day exclusivity period and binding confidentiality obligations.

        On June 17, 2013, the Savannah River board of directors met with a representative of Allen C. Ewing & Co. and discussed First Community's non-binding expression of interest. After considering, among other things, Savannah River's strategies, objectives and challenges and the interests of Savannah River and its shareholders, as well as First Community's profitability, dividends, NASDAQ stock listing, balance sheet, credit quality, and its geographic, cultural and strategic compatibility with Savannah River, the Savannah River board authorized Mr. Potter, subject to clarification of the manner in which the exchange ratio would be determined, to move forward with due diligence and negotiation of definitive documents to present to the board for consideration.

        On June 18, 2013 at a regular meeting of the First Community board of directors, management presented further analysis of a potential strategic combination with Savannah River and of the non-binding expression of interest that had been provided to Savannah River. The First Community board authorized management to move forward with due diligence with respect to Savannah River and to engage counsel to prepare a merger agreement for the First Community board of directors to consider.
        On June 19, 2013, Mr. Crapps met with Mr. Spears to discuss the potential business combination, specifically in connection with the Aiken and Augusta markets.

        In a letter dated June 20, 2013, Mr. Potter advised Mr. Crapps that the Savannah River board of directors had approved moving forward with due diligence but that Savannah River needed clarification of the manner in which the exchange ratio would be determined.

        On July 1, 2013, Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins"), counsel to First Community, had a telephonic meeting with Bryan Cave LLP, special counsel to Savannah River, to discuss the potential tax treatment of a business combination.

        On July 2, 2013, Mr. Crapps and Joseph G. Sawyer, Chief Financial Officer of First Community, along with Nelson Mullins and FIG Partners LLC, had a telephonic meeting with Mr. Potter, along with Bryan Cave LLP and Allen C. Ewing & Co., the legal and financial advisors, respectively, to Savannah River. During the meeting, the parties discussed the method and timing for determining the exchange ratio, including potential caps and collars with respect to the exchange ratio, as well as potential timing for due diligence and the negotiation of a merger agreement.

        On July 3, 2013, FIG Partners LLC sent to Allen C. Ewing & Co. a proposal with respect to the potential method and timing for determining the exchange ratio, including a potential collar with respect to the exchange ratio. After multiple discussions between FIG Partners LLC and Allen C. Ewing & Co., FIG Partners LLC sent a revised proposal for the potential method and timing for determining the exchange ratio, including a potential collar with respect to the exchange ratio, to Allen C. Ewing & Co. on July 5, 2013.

        On July 5, 2013, Mr. Crapps and Mr. Potter discussed by telephone the potential retention, employment, consulting and non-competition arrangements with respect to Savannah River officers and employees. Mr. Potter advised Mr. Crapps that Mr. Potter was interested in helping the merged company succeed and that he was willing to be flexible with respect to the role in which First Community wanted him to serve after the merger. Mr. Crapps proposed that Mr. Potter enter into a consulting agreement with First Community to be in effect for a year after the merger, with compensation at Mr. Potter's existing base pay rate of $160,000. During the consulting period,

Mr. Potter would continue involvement in the Aiken and Augusta markets, with a focus on effecting a successful merger and the transition of customers, employees, and shareholders during the consulting engagement. Mr. Crapps proposed that Mr. Potter receive a retention payment equal to Mr. Potter's base salary upon completion of the merger. Mr. Crapps also suggested that Mr. Potter would serve as a director of First Community and First Community Bank after the merger, with the same board compensation as that provided to existing First Community directors. Mr. Potter indicated that Mr. Crapps' proposals were acceptable. Mr. Crapps and Mr. Potter discussed potential employment, retention and non-compete arrangements for other Savannah River Banking Company officers generally, but did not make firm proposals or counter-proposals.

        On July 8, 2013, Savannah River advised First Community that, based on the revised proposed method, timing and collar with respect to the exchange ratio, Savannah River was willing to move forward with due diligence and negotiation of a merger agreement.

        On July 8, 2013, Nelson Mullins had a telephonic meeting with Bryan Cave LLP. During the meeting the parties discussed the employment agreements with Savannah River's officers, the potential roles of each of the Savannah River officers after a business combination transaction, and potential retention, employment, consulting and noncompetition arrangements with respect to the Savannah River officers. From July 8, 2013 until August 13, 2013, First Community and Nelson Mullins engaged in discussions and exchanged draft documents with Savannah River, Bryan Cave LLP and the Savannah River officers with respect to potential retention, employment, consulting and noncompetition arrangements with respect to the Savannah River officers. During the discussions regarding potential retention, employment, consulting and noncompetition arrangements between July 8, 2013 and August 13, 2013, Mr. Spears proposed on behalf of himself and Messrs. Lewis and Wahl:

  •
  base salaries at their current level with Savannah River Banking Company, except that for Messrs. Lewis and Wahl an amount would be added to essentially offset the increased health and welfare benefit expense that they would bear personally as First Community Bank employees;

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  participation in a First Community Bank deferred compensation plan;

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  First Community restricted stock option grants in an unspecified amount to vest over three years;

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  a cash retention bonus in an unspecified amount;

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  participation in health and welfare and life and disability plans available to First Community Bank employees generally;

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  three-year employment contract, renewing each one year thereafter;

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  a payment of three times base pay in the event of a termination in connection with a First Community change in control, and a termination payment of two times base pay in the event of termination of employment otherwise; and

  •
  generally preserving certain of their other benefits as Savannah River Banking Company employees, including an automobile allowances for Mr. Spears and, with respect to Mr. Spears and Mr. Lewis, continuation of bank-owned life insurance currently in place, with some increase in coverage.

        First Community accepted the base salary proposal above, except that First Community proposed eliminating Mr. Spears $6,000 automobile allowances and increasing his base salary by a commensurate amount. First Community also counter-proposed the terms set forth below. The First Community proposals were accepted by Messrs. Spears, Lewis and Wahl.

  •
  consistent with First Community's employment agreements for similarly situated employees, a payment of two times base pay in the event of a First Community change in control, and a termination payment of one times base pay in the event of termination of employment without cause;

  •
  since First Community Bank did not currently have a deferred compensation plan for similarly situated employees, there would be no specific offer of deferred compensation plan participation, only the general right to participate in benefit plans and programs applicable generally to employees of First Community Bank or to a class of employees that includes similarly situated employees;

  •
  specified restricted stock grants that would vest over three years;

  •
  no cash retention bonus;

  •
  with respect to Mr. Spears and Mr. Lewis, continuation of bank-owned life insurance currently in place; and

  •
  otherwise, participation in First Community Bank's benefit plans and programs applicable to similarly situated employees, rather than preserving Savannah River Banking Company plans or programs.

        With respect to Savannah River chief financial officer Gerry Owen, First Community proposed a two year post-merger non-solicitation of employees and customers and a one year post-merger non-competition agreement. First Community and Mr. Owen ultimately agreed to a fifteen month post-merger non-solicitation agreement with respect to employees and customers and a ten month post-merger non-competition agreement. First Community also requested that Mr. Owen provide consulting services, primarily with respect to financial reporting, administration and merger integration, for three months after the merger. Mr. Owen agreed to provide such services at his existing base pay rate. First Community and Savannah River agreed that Savannah River would enter into a retention agreement with Mr. Owen with respect to the period prior to the closing of the merger.

        On July 9, 2013, Nelson Mullins distributed a draft merger agreement to Savannah River and Bryan Cave LLP.

        On the weekend of July 13 and 14, 2013, Savannah River made documents available in an on-site data room which First Community and Nelson Mullins reviewed. First Community, Nelson Mullins and FIG Partners LLC engaged in documentary due diligence and performed telephonic, interview and other due diligence, with respect to Savannah River's operations, financial condition, tax matters, employee agreements and benefits, regulatory standing and other matters, from July 13, 2013 until August 13, 2013.

        Bryan Cave LLP provided a revised draft of the merger agreement to Nelson Mullins and First Community on July 25, 2013. Thereafter, Bryan Cave LLP and Nelson Mullins discussed legal issues with respect to the potential transaction on multiple occasions, and several drafts of the merger agreement were exchanged between the parties. During this time, the parties, with the assistance of counsel and their respective financial advisors, negotiated the terms of a definitive agreement and plan of merger for presentation to and approval of the parties' respective boards of directors. The negotiations revealed various areas of disagreement and resulted in compromises by both sides to reach an agreement acceptable to both parties to present to their respective boards of directors to consider. Such areas included the size of the termination fee and the time period following a merger agreement termination during which the termination fee could be triggered, as well as certain mechanisms for effectuating the merger, including the timing of the mailing of cash/stock election forms and the timing of the funding of the merger consideration to the exchange agent.

        On July 16, 2013, at a regularly scheduled board meeting, the First Community board of directors reviewed and discussed the potential merger with Savannah River. Mr. Crapps presented the board with due diligence findings and summarized the proposal then under discussion.

        The Savannah River board of directors met on August 13, 2013 with counsel and its financial advisor to review the obligations of directors when considering a merger of the company, the proposed terms of the merger agreement, and an analysis of the fairness of the proposed transaction from a financial point of view to the shareholders of Savannah River. Allen C. Ewing & Co. rendered its oral opinion to the Savannah River board of directors (subsequently confirmed in writing) that, as of August 13, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed merger consideration was fair, from a financial point of view, to the Savannah River shareholders.

        At a special meeting on August 13, 2013, the Savannah River board of directors, by unanimous vote of all directors present, with Messrs. Potter and Spears abstaining on advice of counsel, which comprised two-thirds of the incumbent directors, (i) approved the merger agreement and the transactions contemplated by such agreement, (ii) determined to recommend the merger agreement to the shareholders of Savannah River for their approval and (iii) authorized the executive officers of Savannah River to execute the merger agreement and to take such additional actions as may be necessary to effect the foregoing.

        The First Community board of directors met on August 13, 2013 with counsel and its investment advisor to review the obligations of directors when considering the proposed merger, the proposed terms of the merger agreement, and an analysis of the fairness of the proposed transaction to First Community from a financial point of view. FIG Partners LLC rendered its oral opinion to the First Community board of directors (subsequently confirmed in writing) that, as of August 13, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed merger consideration was fair, from a financial point of view, to First Community.

        At their August 13, 2013 meeting, the First Community board of directors, by unanimous vote of all directors, approved the merger agreement and the transactions contemplated by such agreement. The board of directors also voted to recommend to the shareholders of First Community that they approve the issuance of First Community stock pursuant to the merger agreement and authorized Mr. Crapps to execute the agreement on behalf of First Community.

        On the evening of August 13, 2013, First Community and Savannah River executed the merger agreement. Prior to market open on August 14, 2013, the proposed merger was publicly announced.

Savannah River's Reasons for the Merger; Recommendation of the Savannah River Board of Directors

        After careful consideration, Savannah River's board of directors, at a meeting held on August 13, 2013, adopted the merger agreement, determined that the merger agreement and the transactions contemplated thereby to be fair and in the best interests of Savannah River and its shareholders, and resolved to recommend that the shareholders approve the merger agreement. In reaching its decision to adopt the merger agreement, the merger and the other transactions contemplated thereby, and to recommend that the shareholders approve the merger agreement, the Savannah River board of directors consulted with Savannah River management, as well as its financial and legal advisors, and considered a number of factors, including the following:

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  the business strategy and strategic plan of Savannah River, its prospects for the future, projected financial results, and expectations relating to the proposed merger with First Community;

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  a review of the risks and prospects of Savannah River remaining independent, including the challenges of the current financial and regulatory climate versus aligning Savannah River with a well-capitalized, well-managed and larger organization;

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  a review of the historical financial statements and condition of Savannah River and certain other internal information, primarily financial in nature, relating to the businesses, earnings and balance sheet of Savannah River;

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  the fact that the merger would combine two established banking franchises to create a bank with over $700 million in assets;

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  the consistency of the merger with Savannah River's long-term strategic vision to seek profitable future expansion, providing the foundation for future expansion of its geographic footprint, leading to continued growth in overall shareholder value;

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  the complementary nature of the businesses of Savannah River and First Community and the anticipated improved stability of the combined company's business and earnings in varying economic and market climates;

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  the opportunity to build greater brand recognition and awareness;

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  the familiarity of Savannah River's senior management team with First Community's management team and the belief of Savannah River's senior management that the managements and employees of Savannah River and First Community possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, production and management talent;

  •
  the financial strength of First Community based on First Community's historical revenues and revenue expectations over the near and long term;

  •
  the strength and recent performance of First Community's common stock;

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  the form and amount of the merger consideration, including the potential tax effects of the stock component of the consideration;

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  the ability of Savannah River's shareholders to benefit from First Community's potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Savannah River's earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

  •
  the ability of First Community to complete a merger transaction from a financial and regulatory perspective;

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  the geographic fit and increased customer convenience of the branch networks of the combined entity;

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  the potential continued representation of Savannah River's management on the management team and board of directors of the combined entity;

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  the anticipated effect of the acquisition on Savannah River's retained employees and the terms of severance for employees who would not be retained;

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  the effect on Savannah River's customers and the communities served by Savannah River;

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  the increased legal lending limit available to borrowers by reason of the merger;

  •
  the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame;

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  the long-term and short-term interests of Savannah River and its shareholders, the interests of the employees, customers, creditors and suppliers of Savannah River, and community and societal considerations including those of the communities in which Savannah River maintains offices; and

  •
  the opinion of Allen C. Ewing & Co., delivered to the Savannah River board of directors on August 13, 2013, that as of that date, the merger consideration was fair from a financial point of view to Savannah River's shareholders.

        Based on the factors described above, the board of directors of Savannah River determined that the merger with First Community and the merger of Savannah River Banking Company with First Community Bank would be advisable and in the best interests of Savannah River and its shareholders and other constituencies the board was authorized by the articles of incorporation to consider, and adopted the merger agreement and resolved to recommend its approval to the shareholders of Savannah River.

        The foregoing discussion of the information and factors considered by Savannah River's board of directors is not intended to be exhaustive but includes the material factors considered by Savannah River's board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Savannah River's board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Savannah River's board of directors may have given different weight to different factors. Savannah River's board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Savannah River management and Savannah River's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Savannah River's Financial Advisor

        Allen C. Ewing & Co. is a nationally recognized investment banking firm with a significant focus on financial institutions headquartered in the southeastern United States. In the ordinary course of its investment banking activities, Allen C. Ewing & Co. is regularly engaged in the valuation of financial institutions and their securities in connection with mergers, acquisitions and divestitures and with other corporate finance transactions. By letter dated June 14, 2013, Savannah River retained Allen C. Ewing & Co. to act as its financial advisor in connection with a possible sale or merger transaction involving Savannah River.

        At the August 13, 2013 meeting of the board of directors of Savannah River, Allen C. Ewing & Co. presented its financial analysis of the merger and delivered its written opinion that, as of that date, the merger consideration was fair, from a financial point of view, to the shareholders of Savannah River.

        The full text of Allen C. Ewing & Co.'s August 13, 2013 opinion is attached as Appendix C to this proxy statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Allen C. Ewing & Co. in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Savannah River shareholders to read the entire opinion carefully in connection with their consideration of the merger. Allen C. Ewing & Co. has approved the inclusion and summary of its opinion in this joint proxy statement/prospectus.

        Allen C. Ewing & Co.'s opinion is directed to the Savannah River board of directors and relates only to the fairness of the merger consideration to be received by Savannah River shareholders, from a financial point of view. Allen C. Ewing & Co.'s opinion does not address any other aspect of the merger and is not a recommendation to any Savannah River shareholder as to how such shareholder should vote at the meeting of Savannah River shareholders.

        Information and Material Considered with Respect to the Merger.    In arriving at its August 13, 2013 opinion, Allen C. Ewing & Co., among other things:

  •
  reviewed the merger agreement;

  •
  held discussions with members of senior management of Savannah River regarding the current business, financial condition, results of operations and business outlook of Savannah River;

  •
  reviewed current and historical consolidated financial statements and other historical financial and operating information of Savannah River that Allen C. Ewing & Co. deemed relevant;

  •
  reviewed and discussed with Savannah River's senior management the internally prepared financial projections of Savannah River for the year ending December 31, 2013;

  •
  reviewed and analyzed financial and market information relating to publicly traded commercial banking companies considered by Allen C. Ewing & Co. to be reasonably similar to Savannah River;

  •
  reviewed and analyzed the pricing ratios and other financial terms of recent business combinations in the commercial banking industry considered by Allen C. Ewing & Co. to be reasonably similar to those contemplated by the merger;

  •
  held discussions with members of senior management of First Community regarding First Community's current business, its business outlook and the expected benefits to be derived from the merger;

  •
  reviewed current and historical consolidated financial statements of First Community and reviewed and analyzed other financial information relating to First Community that Allen C. Ewing & Co. deemed relevant, including detailed information relating to First Community's credit quality;

  •
  reviewed First Community's strategic plan for the three-year period beginning January 1, 2013 and ending December 31, 2015;

  •
  reviewed First Community's cash dividend policy and history of dividend payments;

  •
  reviewed recently published equity research reports relating to First Community;

  •
  reviewed publicly available information with respect to current and historical market prices and trading activity of the common stock of First Community;

  •
  reviewed pro forma financial information showing the effect of the merger;

  •
  made an assessment of the current financial market environment in general and the commercial banking sector environment in particular; and

  •
  conducted other due diligence, financial and market studies, analyses and inquiries, and considered other information that Allen C. Ewing & Co. deemed relevant.

        In performing its reviews and analyses and in rendering its opinion, Allen C. Ewing & Co. assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or otherwise furnished to, reviewed by or discussed with Allen C. Ewing & Co., and further relied on the assurances of members of senior management of both Savannah River and First Community that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.

        With respect to the financial projections of Savannah River provided to or discussed with it, Allen C. Ewing & Co. has assumed, without independent verification or investigation, that such projections were reasonably prepared on a basis reflecting the best currently available information, estimates and judgments of Savannah River's senior management as to the future financial performance of Savannah River.

        In arriving at its opinion, Allen C. Ewing & Co. did not conduct a physical inspection of the properties and facilities of Savannah River and did not make nor obtain any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of Savannah River, nor did it examine any individual credit files.

        The Allen C. Ewing & Co. opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and the information made available to Allen C. Ewing & Co., as of the date of its opinion. The financial markets in general and the market for the common stock of First Community, in particular, are subject to volatility, and Allen C. Ewing & Co.'s opinion did not address potential developments in the financial markets or the market for the common stock of First Community after the date of its opinion. Allen C. Ewing & Co.'s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for Savannah River, nor did it address the effect of any other business combination in which Savannah River might engage. For purposes of its opinion, Allen C. Ewing & Co. assumed that the merger would be consummated substantially in accordance with the terms of the merger agreement.

        Subsequent developments may affect Allen C. Ewing & Co.'s opinion although Allen C. Ewing & Co. does not have any obligation to update, revise or reaffirm its opinion after the date of this proxy statement.

        In preparing its opinion, Allen C. Ewing & Co. performed a variety of financial and comparative analyses, a summary of which are described below. The summary is not a complete description of the analyses underlying Allen C. Ewing & Co.'s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, Allen C. Ewing & Co. believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and Allen C. Ewing & Co.'s opinion.

        In performing its analyses, Allen C. Ewing & Co. made numerous assumptions with respect to Savannah River, First Community, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of Savannah River and First Community. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

        Allen C. Ewing & Co.'s opinion was only one of many factors considered by the Savannah River board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Savannah River's board of directors with respect to the merger or the merger consideration to be received by Savannah River's shareholders. The merger consideration was determined on the basis of negotiations between Savannah River and First Community. Savannah River's decision to enter into the merger was made solely by the Savannah River's board of directors.

        The following is a summary of the material financial and comparative analyses presented to Savannah River's board of directors by Allen C. Ewing & Co. on August 13, 2013, in connection with its opinion.

        Summary of Proposal.    Allen C. Ewing & Co. reviewed the financial terms of the merger which provides that each share of Savannah River common stock shall be converted into the right to receive at the election of the holder either (i) cash in the amount of $11.00, (ii) a number of shares of First Community common stock equal to the exchange ratio, as defined in the merger agreement, or (iii) a combination of cash and First Community common stock in such proportions as requested by a Savannah River shareholder to the extent available after proration of the merger consideration to 60% cash and 40% First Community common stock.

        For purposes of its presentation to Savannah River's board of directors on August 13, 2013, Allen C. Ewing & Co. calculated the merger consideration to be $33,575,290. Based upon financial information for Savannah River as of and for the twelve-month period ended June 30, 2013, Allen C. Ewing & Co. calculated the following transaction ratios:

Transaction Ratios

Transaction price/Earnings	52.44x
Transaction price/Book value	1.15x
Transaction price/Tangible book value	1.15x
Transaction price/Assets	20.96%
Transaction price/Deposits	26.96%

        Analysis of Selected Publicly-Traded Comparable Companies.    Allen C. Ewing & Co. identified certain publicly-traded financial institutions which it determined to be generally similar to Savannah River (the "Savannah River Peer Group"). The Savannah River Peer Group consisted of the following 30 publicly-traded banks and bank holding companies headquartered in the southeastern United States with total assets between $100 million and $500 million and with a ratio of nonperforming assets-to-assets of less than 2.5% as of March 31, 2013:

Savannah River Peer Group

Aquesta Bank	Oconee Federal Financial Corp. (MHC)
Bank of McKenney	Pinnacle Bankshares Corporation
Bank of South Carolina Corporation	Poage Bankshares, Inc.
Bank of the James Financial Group, Inc.	Premara Financial, Inc.
Benchmark Bankshares, Inc.	Security Bancorp, Inc.
CBC Holding Company	Sound Banking Company
Commerce Union Bancshares, Inc.	Southwest Georgia Financial Corp.
Community Nat'l Bank of the Lakeway Area	Surrey Bancorp
Community Southern Bank	Truxton Corporation
Farmers Bank of Appomattox	United Financial Banking Companies
Freedom Bank of Virginia	United Tennessee Bankshares, Inc.
Little Bank, Inc.	Virginia Bank Bankshares, Incorporated
MainStreet Bank	Virginia Company Bank
MainStreet BankShares, Inc.	Virginia National Bank
Oak View National Bank	Wake Forest Bancshares, Inc. (MHC)

Source: SNL Financial

        Allen C. Ewing & Co. reviewed selected financial data of each institution within the Savannah River Peer Group, calculated the mean and median amounts of such data and compared the mean and median amounts to the corresponding data of Savannah River as set forth in the table below.

Savannah River Peer Group Analysis

	Savannah River as of 6/30/2013	Peer Group Mean	Peer Group Median
Total Assets (in thousands)	$160,168	$252,421	$234,605
Net Loans (in thousands)	$108,613	$168,300	$168,734
Total Deposits (in thousands)	$124,535	$214,400	$194,485
LTM Net Income (in thousands)	640	1,846	1,552
Equity/Assets	18.28%	11.46%	10.56%
LTM Net Income (in thousands)	640	1,846	1,552
Net interest margin	3.69%*	3.72%	3.69%
LTM Return on average assets	0.48%*	0.70%	0.71%
LTM Return on average equity	3.42%*	5.84%	7.49%
Nonperforming assets/Total assets	0.62%*	1.30%	1.29%
Loan loss reserve/Gross loans	1.88%	1.45%	1.42%
Price/LTM earnings	Not publicly traded	14.95x	14.44x
Price/Book value	Not publicly traded	83.76%	86.58%

*
Bank level

Source: SNL Financial

        Allen C. Ewing & Co. applied the average and median price multiples (using pricing data as of August 9, 2013) from the table above to Savannah River's earnings and book value as of and for the twelve months ended June 30, 2013. This analysis produced implied values of Savannah River's common stock ranging from $9,245,484 to $25,353,175. Allen C. Ewing & Co. noted that the merger consideration of $33,575,290 (used for purposes of its presentation to Savannah River's board of directors) exceeded this range.

        Subsequent to its meeting on August 13, 2013 with the board of directors of Savannah River, Allen C. Ewing & Co. continued to track the financial reporting of the individual banks and bank holding companies comprising the Savannah River Peer Group in order to update, as of the quarter ended June 30, 2013, the financial data used in its analysis. At such time as substantially all of this data became available, Allen C. Ewing & Co. calculated the mean and median price multiples (using pricing data as of August 9, 2013) to be as follows: Price/LTM earnings—14.78 (mean) and 12.72 (median) and Price/book value—82.41 (mean) and 86.54 (median). Allen C. Ewing & Co. then applied such multiples to Savannah River's earnings and book value as of and for the twelve months ended June 30, 2013. This analysis produced implied values of Savannah River's common stock ranging from $8,144,222 to $25,341,461, all of which values were exceeded by the merger consideration.

        Allen C. Ewing & Co. recognized that not any of the companies in the Savannah River Peer Group were identical to Savannah River. Consequently, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the peer group companies and other factors that would affect their market values.

        Analysis of Selected Merger and Acquisition Transactions.    Allen C. Ewing & Co. reviewed and analyzed the financial terms, to the extent publicly available, of 28 merger and acquisition transactions involving the following banks and bank holding companies headquartered in the southeastern United

States with total assets of $100 million to $500 million and announced between August 1, 2010 and July 31, 2013:

Comparable Transactions

Buyer	Target
Stonegate Bank	Southwest Capital Bancshares
Piedmont Community Bank Hldgs. Inc.	Community Bank of Rowan
First Prestonsburg Bancshares Inc.	Short Holding Co.
CBM Florida Holding Co.	First Community Bank of America
City Holding Co.	Virginia Savings Bancorp Inc.
1st United Bancorp Inc.	Anderen Financial Inc.
Trustmark Corp.	Bay B&TC
Kentucky First Federal (MHC)	CKF Bancorp Inc.
BNC Bancorp	KeySource Financial Inc.
First Volunteer Corp.	Gateway Bancshares Inc.
CapStar Bank	American Security B&TC
First Community Bancshares Inc.	Peoples Bank of Virginia
IBERIABANK Corp.	Florida Gulf Bancorp Inc.
BNC Bancorp	First Trust Bank
Drummond Banking Co.	Williston Holding Co.
Educational Services of America Inc.	SouthEast Bancshares Inc.
Cordia Bancorp Inc.	Bank of Virginia
CapStone Bank	Patriot State Bank
Bank of the Ozarks Inc.	Genala Banc Inc.
Old Florida Bancshares Inc.	New Traditions National Bank
First Bancshares Inc.	First National Bank of Baldwin County
S.Y. Bancorp Inc.	Bancorp Inc.
HopFed Bancorp Inc.	Sumner Bank & Trust
Southern BancShares (NC)	Heritage Bancshares Inc.
1st United Bancorp Inc.	Enterprise Bancorp Inc.
BNC Bancorp	Randolph Bank & Trust Company
HomeTrust Bancshares Inc.	BankGreenville Financial Corp.
C&F Financial Corp.	Central Virginia Bankshares

Source: SNL Financial

        For the selected transactions, Allen C. Ewing & Co. analyzed, among other things, the transaction price as a multiple of earnings and as a percentage of book value, tangible book value, assets and deposits. All multiples and percentages for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The following table sets forth the mean and median transaction price multiples and percentages indicated by this analysis:

Comparable Transactions Analysis

	Mean Multiple/%	Median Multiple/%
All Targets
Transaction Price/LTM Earnings	24.17x	18.78x
Transaction Price/Book Value	86.90%	87.69%
Transaction Price/Tangible Book Value	87.48%	90.88%
Transaction Price/Assets	9.28%	8.36%
Transaction Price/Deposits	10.80%	9.62%
Targets with NPAs/Assets less than 2.5%
Transaction Price/LTM Earnings	20.06%	18.78%
Transaction Price/Book Value	99.83%	100.66%
Transaction Price/Tangible Book Value	99.83%	100.66%
Transaction Price/Assets	12.02%	12.08%
Transaction Price/Deposits	14.08%	14.72%

Source: SNL Financial

        Allen C. Ewing & Co. applied the mean and median multiples and percentages resulting from the analysis above to Savannah River's earnings, book value, tangible book value, assets and deposits as of and for the twelve months ended June 30, 2013. This analysis produced implied values of Savannah River's common stock ranging from $11,980,225 to $26,612,341. Allen C. Ewing & Co. noted that the merger consideration of $33,575,290 (used for purposes of its presentation to Savannah River's board of directors) exceeded this range.

        Allen C. Ewing & Co. further refined its comparable transactions analysis by identifying those banks and bank holding companies within the above universe of targets that ranked highest in asset quality. Allen C. Ewing & Co. identified seven such banks and bank holding companies with a ratio of nonperforming assets-to-assets of less than 2.5%. Allen C. Ewing & Co. calculated the mean and median transaction price multiples and percentages shown in the table above and applied them to the corresponding financial data of Savannah River. This analysis produced implied values of Savannah River's common stock ranging from $12,024,252 to $29,476,213. Allen C. Ewing & Co. noted that the merger consideration of $33,575,290 (used for purposes of its presentation to Savannah River's board of directors) exceeded this range as well.

        Allen C. Ewing & Co. recognized that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the proposed merger. All multiples and percentages for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the periods in which the selected transactions occurred.

        Fees of Financial Advisor and Indemnification.    Savannah River paid Allen C. Ewing & Co. a fee of $25,000 for advisory services in connection with its preparation and delivery of its fairness opinion. In addition, Savannah River has agreed to pay Allen C. Ewing & Co. a transaction fee equal to 0.5% of the merger consideration. Assuming an estimated merger consideration of $33,575,290, such transaction fee would be $167,876.

        In connection with its engagement of Allen C. Ewing, & Co., Savannah River agreed to indemnify and to hold harmless Allen C. Ewing & Co. and its affiliates to the full extent allowed by law, from and against any losses related to or arising out of its performance under the engagement agreement and any untrue statement of material fact contained in any disclosure materials prepared by Savannah River for use by Allen C. Ewing & Co or any actual or threatened litigation or proceeding. Upon request, Savannah River must reimburse Allen C. Ewing & Co. or certain of its affiliates for legal and other costs in defending a claim as they are incurred; provided, however, that no such indemnification is required to the extent that a claim is finally determined by a court to have resulted solely from any untrue statement or omission in the disclosure materials provided by or based upon the advice of Allen C. Ewing & Co., any omission or alleged omission of material information in the Disclosure Materials or its gross negligence or willful misconduct. Allen C. Ewing & Co. likewise agreed to indemnify Savannah River in a similar fashion. The indemnification agreement does not address issues relating to conflict of interest.

        Disclosure.    Ewing Financial Institution Fund I, LP was organized on October 31, 2005 with the objective of generating long-term capital appreciation by the acquisition of equity securities in de novo banks, emerging banks and established banks. The general partner of the fund is Ewing Emerging Financial Institution Fund GP, LLC, organized on October 31, 2005 for the sole purpose of acting as general partner of the fund and managing its affairs. The sole member of the general partner is Allen C. Ewing & Co. In exchange for its advisory and administrative services to the fund, Allen C. Ewing & Co. currently receives an annual fee equal to 0.97% of the fund's assets under management. Neither the general partner nor Allen C. Ewing & Co. has any ownership in the Fund.

        On December 6, 2006, the fund purchased 50,000 shares of common stock of Savannah River as part of Savannah River's initial offering of common stock pursuant to a Private Placement

Memorandum dated October 6, 2006. Such shares represented 8.6% of the fund's total assets. The fund held these shares continuously until October 21, 2013, on which date the shares were surrendered to Savannah River for reissuance and distribution to the fund's individual unit holders.

First Community's Reasons for the Merger and the Share Issuance; Recommendation of the First Community Board of Directors

        In the course of reaching its recommendation to the First Community shareholders to vote in favor of the share issuance pursuant to the merger, the First Community board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger and the share issuance described therein, is advisable and in the best interests of First Community and First Community's shareholders.

        In reaching their conclusion and making their recommendation, the members of the First Community board of directors relied on, among other things, their personal knowledge of First Community, Savannah River, and the banking industry, on information provided by executive officers of First Community, and on advice and information provided by First Community's legal and financial advisors.

        The First Community board of directors considered numerous factors, including, among other things, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

  •
  the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both First Community and Savannah River;

  •
  the board's understanding of the current and prospective environment in which First Community and Savannah River operate, including national, regional and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on First Community in the context of the proposed merger;

  •
  the board's review and discussions with First Community's management concerning the due diligence examination of Savannah River, including First Community's due diligence review of the composition and quality of Savannah River's loan portfolio and First Community's use of a third party loan review firm;

  •
  the markets served by Savannah River are contiguous and in many respects similar to the existing markets of First Community, without any overlap in their existing branch facilities;

  •
  the directors' beliefs with respect to the compatibility of the business cultures of First Community and Savannah River, including the strategic focus of each company on local businesses and professionals;

  •
  the belief of the board of directors that combining the two companies presented opportunities to realize economies of scale, including cost savings, operational, marketing and other synergies, and the board's consideration of the risks that anticipated cost savings and synergies would not be achieved;

  •
  the views of the First Community board of directors as to the anticipated pro forma impact of the merger on the profitability, earnings per share, tangible book value per share, capital ratios, and loan to deposit ratio of First Community;

  •
  the costs associated with the merger and integrating the operations of First Community and Savannah River;

  •
  the board's belief that the greater scale that will be achieved by the merger will better position the combined company for further growth and profitability;

  •
  the belief of the board of directors that the pro forma increased market capitalization of First Community could result in higher visibility and exposure in the capital markets, which could have positive valuation implications;

  •
  the structure of the merger and the terms of the merger agreement, including the manner in which the exchange ratio would be determined;

  •
  the views of the board of directors as to the likelihood that the regulatory approvals necessary to complete the transaction would be obtained; and

  •
  the financial analysis prepared by FIG Partners LLC, First Community's financial advisor, and the opinion delivered to the First Community board of directors by FIG Partners, LLC to the effect that, as of August 13, 2013, the exchange ratio was fair, from a financial point of view, to First Community.

        The foregoing information and factors considered by First Community's board of directors is not exhaustive, but includes material factors that First Community's board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by First Community's board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors internally and with First Community's management and legal and financial advisors and reached the general consensus that the merger was in the best interests of First Community and its shareholders. First Community's board of directors also relied on the experience and expertise of First Community's financial advisor for quantitative analysis of the financial terms of the merger. See "The Merger—Opinion of First Community's Financial Advisor" below. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of First Community's board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Statement Regarding Forward-Looking Statements" on page 50.

Opinion of First Community's Financial Advisor

        FIG Partners LLC ("FIG") has delivered to the board of directors of First Community its opinion that, based upon and subject to the various considerations set forth in its written opinion dated August 13, 2013, the total merger consideration to be paid to the shareholders of Savannah River is fair to First Community from a financial point of view as of such date. In requesting FIG's advice and opinion, no limitations were imposed by First Community upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG, dated August 13, 2013, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix D. First Community shareholders should read this opinion in its entirety.

        FIG is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. First Community selected FIG to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

        First Community has agreed to pay FIG a fee of $200,000 for performing its financial advisory services in connection with the merger and rendering a written opinion to the board of directors of First Community as to the fairness, from a financial point of view, of the merger to First Community. FIG has received $25,000, which was payable by First Community upon delivery of the fairness opinion to the board of directors of First Community, and the remainder of FIG's fee is payable upon the closing of the merger. First Community has also agreed to reimburse FIG reasonable out-of-pocket expenses, not to exceed $10,000. Further, First Community has agreed to indemnify FIG against any claims or liabilities arising out of FIG's engagement by First Community. FIG has not had a material relationship with First Community or Savannah River for which FIG has received compensation during the prior two years. FIG may in the future provide investment banking and financial advisory services to First Community and receive compensation for such services.

        FIG's opinion is directed only to the fairness, from a financial point of view, of the total merger consideration, and, as such, does not constitute a recommendation to any First Community shareholder as to how the shareholder should vote at the First Community shareholder meeting. The summary of the opinion of FIG set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

        The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the board of directors of First Community by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the board of directors of First Community, but it does summarize all of the material analyses performe presented by FIG.

        The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of First Community and its fairness opinion.

        In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Community. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG's analysis of the fairness of the transaction consideration, from a financial point of view, to First Community. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG's opinion does not address the relative merits of the merger as compared to any other business combination in which First Community might engage. In addition, as described above, FIG's opinion to the board of directors of

First Community was one of many factors taken into consideration by the board of directors of First Community in making its determination to approve the merger agreement.

        During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of First Community and Savannah River and material prepared in connection with the merger, including, among other things, the following:

  •
  reviewed the merger agreement;

  •
  reviewed certain historical publicly available business and financial information concerning First Community along with its banking subsidiary First Community Bank and Savannah River along with its banking subsidiary Savannah River Banking Company, including, among other things, quarterly and annual reports filed by the parties with the FDIC and the Federal Reserve;

  •
  reviewed certain financial projections prepared by the management of First Community along with its banking subsidiary First Community Bank and Savannah River along with its banking subsidiary Savannah River Banking Company;

  •
  held discussions with members of the senior management of First Community for the purpose of reviewing future prospects of First Community and Savannah River, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount of and timing of cost savings expected to be achieved as a result of the merger;

  •
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

  •
  performed such other analyses and considered such other factors as we have deemed appropriate.

        In rendering its opinion, FIG assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG by First Community and Savannah River and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG also assumed that the financial forecasts furnished to or discussed with FIG by First Community were reasonably prepared and reflected the best currently available estimates and judgments of senior management of First Community as to the future financial performance of Savannah River. FIG has not made any independent evaluation or appraisal of any properties, assets or liabilities of First Community or Savannah River.

        Contribution Analysis.    FIG prepared a contribution analysis showing percentages of total assets, total loans, total deposits, and net income at June 30, 2013 for First Community and Savannah River to be contributed to the combined company on a pro forma basis. Savannah River shareholders will receive a merger consideration of 60% cash and 40% stock (a total deal value of $11.00 per share).

Savannah River Contribution To First Community
Total assets	20.2%
Total loans	24.2%
Total deposits	20.4%
LTM pre-tax, pre-provision income	19.5%
LTM net income	14.2%

        Comparable Transaction Analysis.    As part of its analysis, FIG reviewed two groups of comparable merger transactions. The first peer group included transactions which have occurred since January 1, 2012, that involved target banks located throughout the United States that had total assets of $100 million to $300 million with NPA/Assets < 2.5% (the "Comparable Transactions—National"), which financial measures FIG deemed to be comparable to Savannah River's financial condition and appropriate for selecting national peers. All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following transactions:

Data Announced	Buyer	St.	Seller	City	St.
07/26/13	HomeStreet Inc.	WA	YNB Financial Services Corp.	Yakima	WA
07/18/13	Independent Bk Group Inc.	TX	Collin Bank	Plano	TX
06/08/13	Wilshire Bancorp Inc.	CA	BankAsiana	Palisades Park	NJ
06/05/13	Haven Bancorp MHC	NJ	Hilltop Community Bancorp Inc.	Summit	NJ
05/23/13	Pvt invr—Jacob M. Safra	—	T Rowe Price SB	Baltimore	MD
05/15/13	Commerce Bancshares Inc.	MO	Summit Bancshares Inc.	Tulsa	OK
05/14/13	Independent Bank Corp.	MA	Mayflower Bancorp Inc.	Middleboro	MA
05/02/13	Sterling Financial Corp.	WA	Commerce National Bk	Newport Beach	CA
04/30/13	Croghan Bancshares Inc.	OH	Indebancorp	Oak Harbor	OH
03/27/13	Bryn Mawr Bank Corp.	PA	MidCoast Community Bncp Inc	Wilmington	DE
03/17/13	CBTCO Bancorp	NE	Bradley Bancorp	Columbus	NE
03/11/13	Heritage Financial Corp.	WA	Valley Community Bcshs Inc	Puyallup	WA
02/25/13	Glacier Bancorp Inc.	MT	Wheatland Bankshares Inc.	Wheatland	WY
02/14/13	Southern BancShares (NC)	NC	Heritage Bancshares Inc.	Lucama	NC
01/28/13	Pacific Premier Bancorp	CA	San Diego Trust Bank	San Diego	CA
12/28/12	TF Financial Corp.	PA	Roebling Financial Corp.	Roebling	NJ
12/19/12	S.Y. Bancorp Inc.	KY	Bancorp Inc.	La Grange	KY
11/26/12	Coronado First Bank	CA	San Diego Private Bank	La Jolla	CA
11/16/12	QCR Holdings Inc.	IL	Community National Bancorp.	Waterloo	IA
10/12/12	Jeff Davis Bancshares Inc.	LA	Guaranty Capital Corp.	Mamou	LA
10/09/12	LCNB Corp.	OH	First Capital Bancshares Inc.	Chillicothe	OH
10/04/12	Bank of the Ozarks Inc.	AR	Genala Banc Inc.	Geneva	AL
08/02/12	Overton Financial Corporation	TX	First National Bank of Canton	Canton	TX
08/01/12	New Hampshire Thrift Bncshrs	NH	Nashua Bank	Nashua	NH
07/31/12	Heartland Financial USA Inc.	IA	First Shares Inc.	Platteville	WI
07/27/12	American Bancorp. Inc.	OK	Osage Bancshares Inc.	Pawhuska	OK
07/23/12	Mission Bancorp	CA	Mojave Desert Bank NA	Mojave	CA
07/02/12	Independent Bk Group Inc.	TX	Community Group Inc.	Highland Village	TX
06/14/12	HaleCo Bancshares Inc.	TX	LubCo Bancshares Inc.	Slaton	TX
05/23/12	First Priority Financial Corp.	PA	Affinity Bancorp Inc.	Wyomissing	PA
04/30/12	PacWest Bancorp	CA	American Perspective Bank	San Luis Obispo	CA
04/04/12	FVNB Corp.	TX	First State Bank	New Braunfels	TX
03/29/12	S&T Bancorp Inc.	PA	Gateway Bank of Pennsylvania	McMurray	PA
03/23/12	SKBHC Holdings LLC	WA	Security Business Bancorp	San Diego	CA
03/21/12	Commerce Bancshares Corp.	MA	Mercantile Capital Corp	Boston	MA
03/15/12	PSB Holdings Inc.	WI	Marathon State Bank	Marathon	WI
03/01/12	First Community Bancshares Inc	VA	Peoples Bank of Virginia	Richmond	VA
02/01/12	Center Bancorp Inc.	NJ	Saddle River Valley Bank	Saddle River	NJ

        The second peer group included transactions, which have occurred since January 1, 2010, that involved target banks located in Southeastern U.S. Region (AL, AR, FL, GA, LA, MS, NC, SC, TN) that had total assets from $100 million to $500 million and NPA/Assets < 5.0% (the "Comparable Transactions—Southeast"), which financial measures FIG deemed comparable to Savannah River's financial condition and appropriate for selecting regional peers. All consideration types were included.

The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following eight transactions:

Data Announced	Buyer	St.	Seller	City	St.
07/01/13	First Federal Bancshares of AR	AR	First National Security Co.	Hot Springs	AR
02/14/13	Southern BancShares (NC)	NC	Heritage Bancshares Inc.	Lucama	NC
11/05/12	Old Florida Bancshares Inc.	FL	New Traditions National Bank	Orlando	FL
10/12/12	Jeff Davis Bancshares Inc.	LA	Guaranty Capital Corp.	Mamou	LA
10/04/12	Bank of the Ozarks Inc.	AR	Genala Banc Inc.	Geneva	AL
08/03/12	MidSouth Bancorp Inc.	LA	PSB Financial Corporation	Many	LA
08/29/11	MidSouth Bancorp Inc.	LA	First Louisiana National Bank	Breaux Bridge	LA
03/10/11	IBERIABANK Corp.	LA	Cameron Bancshares Inc.	Lake Charles	LA

        FIG calculated the medians and averages of the following relevant transaction ratios in the Comparable Transactions—National and the Comparable Transactions—Southeast: the percentage of the offer value to the acquired company's total assets, the multiple of the offer value to the acquired company's tangible book value; the multiple of the offer value to the acquired company's fully leveraged book value; the multiple of the offer value to the acquired company's total assets; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $33.6 million, or $11.00 per Savannah River share. In calculating the multiples for the merger, FIG used Savannah River's tangible book value, fully leveraged tangible book value, total assets, and total core deposits as of June 30, 2013. The results of this analysis are as follows:

	Offer Value to
	Tangible Book Value (%)	Fully Leveraged Book Value (%)	Total Assets (%)	Core Deposit Premium (%)
Savannah River	114.7	131.5	21.0	3.8
Transaction—National Median	129.9	134.5	14.8	3.5
Transactions—National Average	125.8	127.9	14.0	3.4
Transactions—Southeast Median	123.8	128.6	13.8	2.8
Transaction—Southeast Average	122.1	127.9	13.4	3.0

        Discounted Cash Flow Analysis.    FIG estimated the present value of all shares of Savannah River common stock by estimating the value of Savannah River estimated future earnings stream beginning in 2013. Reflecting internal projections and FIG estimates based upon discussion with Savannah River, FIG assumed net income for 2013, 2014, 2015, 2016, and 2017 of $849 thousand, $1.8 million, $2.4 million, $2.7 million, and $2.8 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 12.0%, 13.0%, and 14.0%, respectively. In order to derive the terminal value of Savannah River earnings stream beyond 2017, FIG performed two separate analyses: 1) an acquisition in 2017 at 20.0 times estimated earnings in the terminal year; and 2) an acquisition in 2017 at 1.50 times estimated tangible book value in the terminal year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Savannah River's common stock. The two analyses and the underlying assumptions yielded a range of value for all the shares of Savannah River's stock of approximately 1) $9.47 per share to $13.40 per share; and 2) $9.24 per share to $12.23 per share compared to the merger consideration of $11.00 per share.

        Franchise Valuation.    FIG estimated the value of Savannah River franchise through a build up methodology based on a deposit premium, credit mark and capital mark based analysis. The methodology begins with First Community's tier 1 tangible common capital of $29.2 million. From the tier 1 common capital number, a credit mark is subtracted which is based on a loan credit mark of 1.9% and an OREO credit mark of 25%, offset by reserves, which resulted in no net total credit mark because reserves fully offset the loan and OREO credit mark. A capital mark is also subtracted from the tier 1 common capital figure if tier 1 common capital is less than 8.0%. This was not the case for Savannah River and therefore, no subtraction was made for the capital mark. After a credit mark and capital mark has been applied to tier 1 common capital, a deposit premium is applied based on deposit premiums for noninterest bearing deposits of 7.5%, NOW accounts of 5.0% and MMDA and savings accounts of 3.0%. The total deposit premium calculated was $4.3 million. Therefore, the total indicated franchise valuation was $33.6 million, which indicated a value of $11.20 per share.

        Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration was fair, from a financial point of view, to First Community shareholders.

 Merger Consideration

        Under the merger agreement, Savannah River shareholders will receive one of the following forms of payment of merger consideration in exchange for each of their shares of Savannah River common stock (subject to the limitations and adjustments discussed below):

  •
  $11.00 in cash—the cash consideration;

  •
  A number of shares of First Community common stock to be determined based upon the exchange ratio—the stock consideration; or

  •
  A combination of cash consideration and stock consideration in such proportions as requested by the shareholder—the mixed consideration.

        The exchange ratio will be determined based on the Average FCCO Stock Price. The exchange ratio will be 1.0618 if the Average FCCO Stock Price is at or above $10.36; if the Average FCCO Stock Price is at or below $8.48, then the exchange ratio will be 1.2972. If the Average FCCO Stock Price is between $8.48 but below $10.36, then the exchange ratio will be equal to $11.00 divided by the Average FCCO Stock Price. In addition, if the Average FCCO Stock Price is greater than $11.78, First Community may terminate the merger agreement unless Savannah River agrees to decrease the exchange ratio so that it is equal to 1.0618 multiplied by the quotient of $11.78 divided by the Average FCCO Stock Price. Similarly, if the Average FCCO Stock Price is less than $7.54, Savannah River may terminate the merger agreement unless First Community agrees, in its sole discretion, to either (i) increase the exchange ratio so that it is equal to 1.2972 multiplied by the quotient of $7.54 divided by the Average FCCO Stock Price, or (ii) pay additional cash consideration to Savannah River shareholders that receive First Community common stock equal to the difference between $7.54 and the Average FCCO Stock Price per share.

        The merger agreement provides that First Community will issue shares of First Community common stock for 40% of the non-dissenting shares of Savannah River common stock outstanding on the effective date of the merger and pay cash for the remaining 60% of the non-dissenting shares of Savannah River common stock outstanding. Savannah River shareholders are entitled to elect to receive the cash consideration, the stock consideration, or the mixed consideration, in whole share increments, with respect to the holders' shares of Savannah River common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for your shares of Savannah River common stock, shares of First Community common stock for your shares of Savannah River common stock, or cash and shares of First Community common stock in such proportions as you choose for your shares of Savannah River common stock. As discussed below, however, you may not receive the type of merger consideration you elect.

        If shareholders of Savannah River in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 60% of the outstanding non-dissenting shares of Savannah River common stock or shares of First Community common stock would be issued as merger consideration for more than 40% of the outstanding non-dissenting shares of Savannah River common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. For a description of the reallocation method, see "Proposal No. 1—The Merger—Allocation of the Merger Consideration." Accordingly, you may receive less cash and more shares, or more shares and less cash than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.

        No fractional shares of First Community common stock will be issued in connection with the merger. Instead, cash will be paid for any fraction of a share of First Community common stock to which any Savannah River shareholder would otherwise be entitled upon completion of the merger. The cash paid will be an amount equal to the fraction of a share of First Community common stock otherwise issuable upon conversion multiplied by the Average FCCO Stock Price.

        Neither Savannah River nor First Community (or their respective boards of directors) nor their financial advisors make any recommendation as to whether you should choose the cash consideration, stock consideration, or mixed consideration for your shares of Savannah River common stock. You should consult with your own financial and tax advisors about this decision.

        Shares of First Community common stock are listed for trading on the NASDAQ Capital Market under the symbol "FCCO." On August 13, 2013, which was the last trading day before the announcement of the merger, the price of a share of First Community common stock closed at $10.36 per share, and on                        , 2013, the latest practicable date before mailing out this joint proxy statement/prospectus, the price of a share of First Community common stock closed at $        per share. You should be aware that the market value of shares of First Community common stock will fluctuate, and neither First Community nor Savannah River can give you any assurance as to what the price of shares of First Community common stock will be when the merger becomes effective. We urge you to obtain information on the market value of shares of First Community common stock that is more recent than that provided in the joint proxy statement/prospectus. See "Summary—Market Price and Dividend Information" on page 13.

Illustration of Allocation of the Merger Consideration

        The following table illustrates calculations of consideration at different prices for First Community common stock that would be received by a holder of 100 shares of Savannah River common stock depending on whether the shareholder elected the cash consideration, the stock consideration, or a mixed consideration. These calculations do not take into consideration the effects of taxation. See "Proposal No. 1—The Merger—Important Federal Income Tax Consequences" on page 86.

        The assumed closing values of the shares of First Community common stock set forth in the table have been included for representative purposes only and are based on the high and low closing values for the shares of First Community common stock from April 1, 2013 to September 30, 2013 and the closing values for the shares of First Community common stock on August 13, 2013, the last trading day prior to the announcement of the merger. The closing value at the time the merger becomes effective may be less than $8.44 or more than $11.16. We cannot predict what the closing value for shares of First Community common stock will be or what the value of the shares of First Community common stock to be issued in the merger will be at or following the merger becoming effective.

Estimating the Value of 100 Shares of Savannah River Common Stock
(Assuming various cash/share elections and First Community common stock closing values)

	Mixed Election (40/60 Stock-Cash)	All Stock Election	All Cash Election
Assuming a $10.36 closing value (last trading day prior to date of merger agreement)
Value of Cash Consideration Received	$660	$—	$1,100
Value of Stock Consideration Received	440	1,100	—

Value of Total Consideration Received	1,100	1,100	1,100
Assuming a $11.16 closing value (high closing value during third quarter of 2013)
Value of Cash Consideration Received	660	—	1,100
Value of Stock Consideration Received	474	1,185	—

Value of Total Consideration Received	1,134	1,185	1,100
Assuming a $8.44 closing value (low closing value during third quarter of 2013)
Value of Cash Consideration Received	660	—	1,100
Value of Stock Consideration Received	438	1,095	—

Value of Total Consideration Received	1,098	1,095	1,100
Assuming a $10.43 closing value (September 30, 2013)
Value of Cash Consideration Received	660	—	1,100
Value of Stock Consideration Received	440	1,100	—

Value of Total Consideration Received	1,100	1,100	1,100

Election of the Form of Payment of the Merger Consideration

        Shortly after the effective time of the merger, First Community will deliver or mail to Savannah River shareholders an election form and instructions for making an election as to the form of merger consideration preferred to be received in the merger, subject to the allocation procedures described below. Upon receipt of the election form, each Savannah River shareholder should complete, date, and sign the election form and return it promptly in the prepaid, pre-addressed envelope provided with the election form. If any Savannah River shareholders do not make an election by 4:00 pm local time on the date set forth in the instructions on the election form, such shareholders will be deemed not to have made an election and the exchange agent will choose the type of merger consideration constituting the per share purchase price to distribute to such non-electing shareholders according to the allocation procedures.

        Elections will be properly made if the election form is accompanied by one or more certificates representing the shares of Savannah River common stock covered by the election form, or the guaranteed delivery of such certificates. Elections may be revoked or changed upon written notice to the exchange agent before the election deadline. If a Savannah River shareholder revokes the election form and does not properly make a new election by the election deadline, the Savannah River shareholder will be deemed to have not made an election with respect to the shares covered by the revoked election form, and the exchange agent will determine the type of consideration to be received.

        The exchange agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in the election form, and any good faith decision of the exchange agent regarding such matters will be conclusive and binding. Neither First Community nor the exchange agent is obligated to notify any person of any defect in an election form.

 Allocation of the Merger Consideration

        The merger agreement limits the aggregate number of shares of Savannah River common stock which First Community will exchange for cash to 60% of the total outstanding non-dissenting shares of Savannah River common stock. The merger agreement also limits the aggregate number of shares of Savannah River common stock which First Community will exchange for shares of First Community common stock to 40% of the total outstanding non-dissenting shares of Savannah River common stock.

        If the stock consideration elected by Savannah River shareholders in the aggregate exceeds 40% of the total outstanding non-dissenting shares of Savannah River common stock, then shareholders choosing cash consideration and shareholders who did not make an election will receive cash consideration, and each shareholder who chose the stock consideration will receive (i) a number of shares of First Community common stock equal to the exchange ratio times the product obtained by multiplying the number of shares of Savannah River common stock as to which the shareholder chose the stock election by a fraction, the numerator of which is 40% of the total outstanding non-dissenting shares of Savannah River common stock and the denominator of which is the aggregate number of shares of Savannah River common stock elected by all Savannah River shareholders to be converted into shares of First Community common stock, and (ii) cash for the remaining amount of shares of Savannah River common stock held by the shareholder.

        If the cash consideration elected by Savannah River shareholders in the aggregate exceeds 60% of the total outstanding non-dissenting shares of Savannah River common stock, then shareholders choosing stock consideration and shareholders who did not make an election will receive the stock consideration, and each shareholder who chose the cash consideration will receive (i) $11.00 times the product obtained by multiplying the number of shares of Savannah River common stock as to which the shareholder chose the cash election by a fraction, the numerator of which is 60% of the total outstanding non-dissenting shares of Savannah River common stock and the denominator of which is the aggregate number of shares of Savannah River common stock elected by all Savannah River shareholders to be converted into cash, and (ii) shares of First Community common stock for the remaining amount of shares of Savannah River common stock held by the shareholder.

        If the stock consideration elected by the Savannah River shareholders in the aggregate does not exceed 40% of the total outstanding non-dissenting shares of Savannah River common stock and the cash consideration elected by the Savannah River shareholders in the aggregate does not exceed 60% of the total outstanding non-dissenting shares of Savannah River common stock, then shareholders electing the cash consideration will receive all cash in exchange for their shares of Savannah River common stock, shareholders electing the stock consideration will receive all stock in exchange for their shares of Savannah River common stock, shareholders electing the mixed consideration will receive a combination of cash consideration and stock consideration in exchange for their shares of Savannah River common stock, and the shareholders making no election will receive either the cash consideration, stock consideration, or mixed consideration such that the aggregate number of shares of Savannah River common stock to be exchanged for cash is 60% of the total outstanding non-dissenting shares of Savannah River common stock and the aggregate number of shares of Savannah River common stock to be exchanged for stock is 40% of the total outstanding non-dissenting shares of Savannah River common stock.

Conversion of Stock; Treatment of Warrants and Stock Options

        Conversion of Savannah River Common Stock.    At the effective time of the merger, each share of Savannah River common stock outstanding generally will be converted into and exchanged for the right to receive either (i) $11.00 in cash; (ii) a number of shares of First Community common stock equal to the exchange ratio; or (iii) a combination of both cash and stock. The exchange ratio will be determined based on the Average FCCO Stock Price—the volume weighted average price (rounded up to the nearest cent) of First Community's common stock on the Nasdaq Capital Market for the 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur. The exchange ratio will be 1.0618 if the Average FCCO Stock Price is at or above $10.36; if the Average FCCO Stock Price is at or below $8.48, then the exchange ratio will be 1.2972. If the Average FCCO Stock Price is above $8.48 but below $10.36, then the exchange ratio will be equal to $11.00 divided by the Average FCCO Stock Price. In addition, if the Average FCCO Stock Price is greater than $11.78, First Community may terminate the merger agreement unless Savannah River agrees to decrease the exchange ratio so that it is equal to 1.0618 multiplied by the quotient of $11.78 divided by the Average FCCO Stock Price. Similarly, if the Average FCCO Stock Price is less than $7.54, Savannah River may terminate the merger agreement unless First Community agrees, in its sole discretion, to either (i) increase the exchange ratio so that it is equal to 1.2972 multiplied by the quotient of $7.54 divided by the Average FCCO Stock Price, or (ii) pay additional cash consideration to Savannah River shareholders that receive First Community common stock equal to the difference between $7.54 and the Average FCCO Stock Price per share.

        Cash will also be exchanged for any fractional shares. Any Savannah River shareholder who would otherwise have been entitled to receive a fraction of a share of First Community common stock in the merger will receive, in lieu thereof, cash (without interest) in an amount equal to the fraction of a share of First Community common stock otherwise issuable upon conversion multiplied by the Average FCCO Stock Price.

        Some shares of Savannah River common stock may not be converted in the merger. Each outstanding share of Savannah River common stock owned by First Community, Savannah River, or their respective subsidiaries (in each case other than shares of Savannah River common stock held on behalf of third parties or as a result of debts previously contracted) will be canceled at the effective time of the merger and will cease to be outstanding. In addition, shares of Savannah River common stock held by Savannah River shareholders properly exercising their dissenters' rights will not be converted in the merger.

        Warrants.    At the merger effective time, all rights with respect to Savannah River common stock pursuant to warrants granted by Savannah River, which are outstanding and not cancelled at the effective time of the merger, whether or not exercisable, will be converted into and become rights with respect to First Community common stock, and First Community will assume each Savannah River warrant in accordance with the terms of the applicable Savannah River warrant agreement by which it is evidenced.

        From and after the effective time of the merger, (i) each Savannah River warrant assumed by First Community may be exercised solely for shares of First Community common stock, (ii) the number of shares of First Community common stock subject to each warrant shall be equal to the product of the number of shares of Savannah River common stock subject to such warrant immediately prior to the effective time of the merger multiplied by the exchange ratio, provided, that any fractional shares of First Community common stock subject to the converted warrants shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of First Community common stock multiplied by the Average FCCO Stock Price, less the exercise price of such converted warrant, and (iii) the per share exercise price under each Savannah River warrant shall be adjusted by dividing the per share exercise price under each such warrant by the exchange ratio and rounding down to the nearest cent. Shares of First Community common stock to be issued upon the exercise of converted Savannah River warrants will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

        Notwithstanding the foregoing, prior to the effective time of the merger, each holder of Savannah River warrants has agreed to cancel, immediately prior to the effective time of the merger, any warrants held by such person in exchange for a cash payment at the closing of the merger equal to the product obtained by multiplying (1) the number of shares of Savannah River common stock underlying such person's Savannah River warrants, by (2) $1.00 (the cash consideration less the exercise price per share under such warrants).

        Stock Options.    At the effective time, all rights with respect to Savannah River common stock pursuant to stock options granted by Savannah River, which are outstanding and not cancelled at the effective time of the merger, whether or not exercisable, will be converted into and become rights with respect to First Community common stock, and First Community will assume each Savannah River option in accordance with the terms of the applicable Savannah River option plan and the stock option agreement by which it is evidenced.

        From and after the effective time of the merger, (i) each Savannah River option assumed by First Community may be exercised solely for shares of First Community common stock, (ii) the number of shares of First Community common stock subject to each option shall be equal to the product of the number of shares of Savannah River common stock subject to such option immediately prior to the effective time of the merger multiplied by the exchange ratio, provided, that any fractional shares of First Community common stock subject to the converted options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of First Community common stock multiplied by the Average FCCO Stock Price, less the exercise price of such converted option, and (iii) the per share exercise price under each Savannah River option shall be adjusted by dividing the per share exercise price under each such option by the exchange ratio and rounding down to the nearest cent. Shares of First Community common stock to be issued upon the exercise of converted Savannah River options will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

        Notwithstanding the foregoing, prior to the effective time of the merger, each holder of Savannah River options has agreed to cancel, immediately prior to the effective time of the merger, any options held by such person in exchange for a cash payment at the closing of the merger equal to the product obtained by multiplying (1) the number of shares of Savannah River common stock underlying such person's Savannah River options, by (2) $11.00 less the exercise price per share under such options.

Effective Time of the Merger

        If the merger agreement is approved by the requisite vote of the shareholders of Savannah River, the share issuance is approved by the requisite vote of the shareholders of First Community, and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the articles of merger reflecting the merger are filed with the Secretary of State of Georgia. Unless otherwise mutually agreed upon in writing by First Community's and Savannah River's chief executive officers, both parties will use their reasonable efforts to cause the effective time of the merger to occur within five business days of the last of the following dates to occur:

  •
  the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

  •
  the date on which Savannah River shareholders approve the merger agreement;

  •
  the date on which First Community shareholders approve the share issuance; or

  •
  12:01 a.m. on January 1, 2014.

        Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective by the end of the first quarter of 2014.

        Either party may terminate the merger agreement prior to the effective time, under several circumstances. See "Proposal No. 1—The Merger—Conditions to Consummation" and "—Amendment, Waiver, and Termination."

Exchange of Certificates

        Shortly after the effective time of the merger, First Community will mail the election form and instructions to each record holder of Savannah River common stock for use in effecting the surrender and cancellation of those certificates in exchange for cash and/or First Community common stock, which will be issued in uncertificated "book entry" form. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to First Community or its exchange agent by former Savannah River shareholders. Savannah River shareholders should not surrender their certificates for exchange until they receive the election form and instructions from First Community. Shortly after the effective time of the merger, and per the instructions of First Community's exchange agent, each holder of shares of Savannah River common stock, issued and outstanding at the effective time must surrender the certificate or certificates representing their shares to First Community. As soon as reasonably practicable after the effective time of the merger, Savannah River shareholders will receive the consideration to which they are entitled under the merger agreement, together with any undelivered dividends or distributions in respect of such shares (without interest). First Community will not be obligated to deliver the consideration to which any former holder of Savannah River common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange and until the effective time of the merger. The certificate or certificates so surrendered must be duly endorsed as First Community may require. First Community will not be liable to a holder of Savannah River common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.

        If you do not timely submit the election form along with your certificates of Savannah River common stock, First Community's exchange agent will mail to you a letter of transmittal with instructions for submitting your Savannah River common stock certificate in exchange for First Community common stock or the cash consideration of $11.00 per share. At that time, you will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with your Savannah River stock certificate(s). Whether you will receive First Community common stock and/or cash will depend on the election of other Savannah River shareholders. (See "The Merger—Terms of the Merger—Allocation of First Community Common Stock and Cash," below.) As soon as reasonably practicable after receipt of the properly completed the election form and your Savannah River stock certificate(s), First Community's exchange agent will mail a statement of a book entry of First Community common stock or a check (or a book entry statement and a check) for the merger consideration. No interest will be paid on any cash payment.

        First Community or its exchange agent will maintain a book entry list of First Community common stock to which each former Savannah River shareholder is entitled. Certificates evidencing First Community common stock into which the shareholder's Savannah River common stock has been converted will not be issued. First Community's exchange agent will deliver a statement of such book entry and other information as required by law within a reasonable time following the surrender of a Savannah River certificate.

        After the effective time of the merger, record holders of certificates that represented outstanding Savannah River common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange the aggregate number of whole shares of First Community common stock (issued in book entry form) and the cash consideration to which the holder is entitled pursuant to the merger agreement.

        Book entry shares representing shares of First Community common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of a First Community shareholder from the effective date. Until the certificates representing Savannah River common stock are surrendered for exchange, holders of such certificates will not receive the cash and/or stock consideration or dividends or distributions on First Community common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. First Community has the right to withhold dividends or any other distributions on its shares until the Savannah River stock certificates are surrendered for exchange.

        In addition, holders of certificates that represented outstanding Savannah River common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of First Community shareholders the number of whole shares of First Community common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

        First Community shareholders will not be required to exchange certificates representing their shares of First Community common stock or otherwise take any action after the merger is completed.

Resale of First Community Common Stock

        The shares of First Community common stock to be issued to shareholders of Savannah River under the merger agreement will be freely tradable by such shareholders without restriction, except that if any Savannah River shareholders are deemed to be affiliates of First Community, they must abide by certain transfer restrictions under the Securities Act.

Dissenters' Rights

        Under Georgia law, holders of Savannah River common stock will be entitled to dissent from the merger and to obtain payment in cash of the fair value of his or her shares of Savannah River common stock. To perfect their dissenters' rights, holders of Savannah River common stock must precisely follow the procedures specified in the Georgia Business Corporation Code at § 14-2-1301 et. seq., which are summarized herein and the relevant portions of which are attached to this joint proxy statement/prospectus as Appendix B.

        A record holder of Savannah River common stock who wishes to assert dissenters' rights (i) must deliver to Savannah River before the vote on the merger agreement is taken written notice of his or her intent to demand payment for his or her shares if the merger is effectuated and (ii) must not vote his shares in favor of the merger agreement. A failure to vote against the merger will not constitute a waiver of dissenters' rights. A vote against the merger alone is not sufficient to perfect your dissenters' right under the Georgia Business Corporation Code.

        If the merger is approved at the Savannah River special shareholders' meeting, Savannah River will deliver, no later than 10 days after the special shareholders' meeting, a written dissenters' notice to all Savannah River shareholders who satisfied the two requirements set forth above. The written dissenters' notice will state where the payment demand must be sent and where and when stock certificates must be deposited and will set a date by which Savannah River must receive the payment demand, which date will not be less than 30 or more than 60 days after the written dissenters' notice is delivered. A dissenting shareholder who does not demand payment or deposit his or her share certificate as required by the dissenters' notice will not be entitled to payment for his or her shares, and such shareholder's shares of Savannah River common stock will be converted into the right to receive the merger consideration in connection with the merger.

        Within 10 days of the later of the date of the merger or receipt of a payment demand, Savannah River will by written notice offer to pay to each dissenting shareholder who properly demanded payment the amount Savannah River estimates to be the fair value of his or her shares, plus accrued interest. If the shareholder accepts the offer by written notice with 30 days or fails to respond within 30 days, payment for his or her shares will be made within 60 days after making the offer or the date of the merger, whichever is later. If the shareholder believes that the amount offering is less than the fair value of his shares or that the interest is incorrectly calculated, the shareholder may notify Savannah River in writing of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate. If a demand for payment remains unsettled, Savannah River will commence a court proceeding to determine the fair value of the shares and the accrued interest.

        Exercise of dissenters' rights by holders of Savannah River common stock will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

Important Federal Income Tax Consequences

        In the opinion of Nelson Mullins Riley & Scarborough LLP and in the opinion of Bryan Cave LLP, the following section summarizes the anticipated material U.S. federal income tax considerations of the merger generally applicable to U.S. holders (as defined below) of Savannah River common stock. These opinions and the following discussion are based on, and subject to, the Code, the treasury regulations promulgated under the Code, existing interpretations, court decisions, and administrative rulings, all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion.

        The merger, together with the second-step merger, will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code) if the aggregate value of the shares of First Community common stock delivered to Savannah River shareholders in the merger, valued as of the closing date, is sufficient to meet certain requirements discussed below. If the aggregate value of the shares of First Community common stock delivered to Savannah River shareholders in the merger is not sufficient to meet these requirements, the transaction will not qualify as a reorganization under Section 368(a). The aggregate value of the shares of First Community common stock delivered to Savannah River shareholders in the merger will depend on both the number of shares of First Community common stock that are delivered in the merger and the value per share of the First Community common stock on the closing date of the merger. As a result, it will not be known at the time of the special meeting whether the transaction will qualify as a reorganization under Section 368(a) of the Code and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement will not be known at such time. Accordingly, Nelson Mullins Riley & Scarborough LLP and Bryan Cave LLP cannot currently opine as to whether the transaction qualifies as a reorganization under Section 368(a) of the Code and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement.

        This summary only addresses the material U.S. federal income tax consequences of the merger to the Savannah River stockholders that hold Savannah River common stock as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to Savannah River stockholders in light of their particular circumstances or to Savannah River stockholders subject to special treatment under U.S. federal income tax law, such as:

  •
  stockholders who are not U.S. persons;

  •
  entities treated as partnerships for U.S. federal income tax purposes or Savannah River stockholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

  •
  qualified insurance plans;

  •
  insurance companies, banks, thrifts and other financial institutions;

  •
  tax-exempt organizations;

  •
  qualified retirement plans and individual retirement accounts;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  persons whose functional currency is not the U.S. dollar;

  •
  stockholders who acquired their shares of Savannah River common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation;

  •
  persons who purchased or sell their shares of Savannah River common stock as part of a wash sale; and

  •
  stockholders who hold their shares of Savannah River common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

        U.S. Holders.    For purposes of this summary, the term "U.S. holder" means a beneficial holder of Savannah River common stock that is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

  •
  a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds Savannah River common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

        Tax Consequences of the Merger.    Based upon the terms as currently provided in the merger agreement, the merger will be treated as if you sold your Savannah River common stock to First Community in a fully taxable transaction, unless the merger (whereby Savannah River becomes a wholly-owned subsidiary of First Community) and the second-step merger (whereby Savannah River is merged into First Community) are viewed as one single merger for U.S. federal income tax purposes (the "Integrated Merger") because all of the requirements, including the "40% continuity of stockholder interest requirement" (explained below), for qualification as a reorganization as that term is defined in Section 368(a) of the Code are satisfied as of the closing date of the merger. If the requirements of a reorganization are satisfied as of the closing date of the merger, then the tax consequences of the Integrated Merger will be as set forth below beginning with the heading "Qualification of the Integrated Merger as a Reorganization" and the ensuing discussions thereafter.

        If the requirements for qualification as a "tax-free" reorganization are not met, the merger will be characterized as a taxable sale of your Savannah River common stock and the amount of gain or loss you will recognize as a result of the merger will be equal to the difference between the total consideration received in the merger (which will equal the sum of any cash received and the fair market value of the First Community stock you receive in the merger) and your tax basis in the shares of Savannah River common stock surrendered in the merger. The gain or loss generally will be capital gain or loss, and will qualify as long-term capital gain or loss if you have held your Savannah River common stock for more than one year. In the case of Savannah River common stock held by an individual (and certain other taxpayers such as a trust), long-term capital gain is taxed currently at a maximum rate of 20% for regular U.S. federal income tax purposes, plus an additional 3.8% Medicare Tax on net investment income if the shareholder's net investment income and modified adjusted gross income exceed certain threshold amounts. Short-term capital gains are taxed the same as ordinary income. The ability of a taxpayer to utilize capital loss (irrespective of the holding period) is currently limited. In the case of an individual (and certain other taxpayers such as a trust), capital loss can be used only to offset capital gains recognized by the taxpayer and then to offset up to $3,000 of ordinary income. Capital loss recognized by a corporation can only be used to offset capital gains.

        You are urged to consult your own tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Savannah River common stock surrendered in the merger. The aggregate tax basis in the shares of First Community common stock received pursuant to the merger will be equal to the fair market value of such First Community common stock as of the closing date of the merger. The holding period of such shares of First Community common stock will begin on the day immediately following the closing date of the merger.

        Qualification of the Integrated Merger as a Reorganization.    Upon completion of the merger, at which point Savannah River will become a wholly-owned subsidiary of First Community, the merger agreement provides for the second-step merger, whereby Savannah River merges with and into First Community, with First Community as the survivor of the second-step merger and Savannah River's corporate existence is terminated. The Internal Revenue Service has ruled that a subsequent merger of a target corporation (i.e., the second-step merger) into an acquiring corporation (such as the merger of Savannah River into First Community) pursuant to an integrated plan can be viewed as if the target corporation was merged directly into the acquiring corporation initially (i.e., as if only the second-step merger occurred and the merger of Savannah River and SRMS, Inc. never took place), so long as (1) there are no facts present that preclude the application of the step transaction doctrine to the two mergers, and (2) the requirements of Section 368(a) of the Code for treatment as a reorganization are satisfied when the transaction is viewed from the perspective that target corporation was merged directly into the acquiring corporation in a deemed single step, instead of two steps. Rev. Rul. 2001-46, 2001-2 C.B. 321.

        In order to constitute a reorganization under Section 368(a) of the Code, one of the requirements for qualification is the value of the First Community common stock that is delivered in the merger in exchange for shares of Savannah River common stock that are outstanding prior to the effective time of the merger must, under guidelines set forth in treasury regulations, equal 40% or more of the sum of the (i) value of the First Community common stock and (ii) the cash that is treated as received in the merger (including any cash paid to dissenting Savannah River stockholders) in exchange for those shares of Savannah River common stock.

        Whether the 40% continuity of stockholder interest requirement will be met will depend on certain conditions, including, the number of shares of First Community common stock that is to be delivered in the merger and the value of the First Community common stock on the closing date of the merger. Based on the terms currently provided in the merger agreement, the number of shares of First Community common stock that is to be delivered in the merger cannot be determined no earlier than the fifth (5th) business day immediately prior to the effective date of the merger (which is the end of the measurement period set forth in the merger agreement). Accordingly, it is uncertain at this time as to whether the 40% continuity of stockholder interest requirement will be met and the reorganization will satisfy the requirements for characterization as a reorganization for U.S. federal income tax purposes. First Community's and Savannah River's obligations to complete the merger are not conditioned upon the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code. Thus, in the event that either the 40% continuity of stockholder interest requirement and/or one of the other requirements for qualification as a reorganization is not met as of the effective time of the merger, the merger will proceed as currently contemplated in the merger agreement and will constitute a fully taxable sale of common stock by the Savannah River shareholders to First Community, the income tax consequences of which are set out under the section entitled "Tax Consequences of the Merger" above.

        If the 40% continuity of shareholder interest requirement and the other requirements for qualification as a reorganization are met as of the effective time of the merger, it is intended that, on or shortly after the effective time of the merger, each of First Community and Savannah River will obtain an opinion from Nelson Mullins Riley & Scarborough LLP and Bryan Cave LLP, respectively, each dated as of the closing date, to the effect that, on the basis of the facts, representations, and assumptions set forth in the opinions, that the Integrated Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that each of First Community and Savannah River will be a party to that reorganization within the meaning of Section 368(b) of the Code, and that the material U.S. federal income tax consequences to First Community, Savannah River, and the Savannah River shareholders will be as generally described below. First Community and Savannah River further intend to make an announcement to the Savannah River shareholders of the receipt of the opinions and the tax consequences thereof, if such opinions are received.

        The opinions of counsel described above will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of First Community and Savannah River. Such opinions neither bind the IRS nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither First Community not Savannah River intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

        Tax Implications to Savannah River Stockholders that are U.S. Holders if the Integrated Merger Qualifies as a Reorganization.    The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders of Savannah River common stock, assuming the Integrated Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. You generally will recognize gain, but not loss, as a result of the exchange of your Savannah River common stock for a combination of First Community common stock and cash pursuant to the merger in an amount equal to the lesser of: (1) the amount of cash you receive in exchange for your Savannah River common stock in the merger (excluding any cash received in lieu of fractional shares of First Community common stock and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Savannah River common stock in the merger (excluding any cash received in lieu of fractional shares of First Community common stock) plus the fair market value of First Communitycommon stock (including the fair market value of any fractional share) received in the merger, over (b) your tax basis in the Savannah River common stock exchanged. If you acquired different blocks of Savannah River common stock at different times or at different prices, you should consult your individual tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain will generally be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the surrendered Savannah River common stock exceeds one year. The aggregate tax basis of the First Community common stock you receive as a result of the merger will be the same as your aggregate tax basis in Savannah River common stock you surrender in the merger, decreased by the amount of cash you receive in exchange for such Savannah River common stock (excluding any cash received in lieu of a fractional share of First Community common stock) and increased by the amount of gain, if any, you recognize in the exchange (excluding any gain recognized with respect to fractional share of First Community common stock deemed sold in the merger). The holding period of the First Community common stock you receive as a result of the exchange will include the holding period of Savannah River common stock you surrendered in the merger.

        Cash Instead of Fractional Shares.    If you receive cash in the merger instead of a fractional share interest in First Community common stock, you will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Except as described in the section entitled "Dividend Treatment" below, this gain or loss will generally by a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, you have held your shares of Savannah River common stock for more than one year.

        Dividend Treatment.    There are certain circumstances in which all or part of the gain recognized by you will be treated as a dividend rather than as capital gains. In general, such determination depends on whether, and to what extent, the merger reduces your percentage share ownership interest in First Community that you actually and constructively own in comparison to the percentage interest you actually and constructively would have owned in First Community had you received only First Community common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential income tax treatment by you of any gain recognized in connection with the merger.

        Dissenting Stockholders and Appraisal Rights.    If you perfect your dissenters' or appraisal rights with respect to your shares of Savannah River common stock, you will generally recognize capital gain or loss equal to the difference between your tax basis in those shares and the amount of cash received in exchange for those shares. The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of Savannah River common stock who contemplates exercising statutory dissenters' or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

        Tax Implications to Savannah River and First Community if the Merger is a Reorganization.    No gain or loss will be recognized by Savannah River or First Community in connection with the second-step merger if the Integrated Merger qualifies as a reorganization as that term is defined in Section 368(a) of the Code. First Community's tax basis and holding period in the Savannah River assets acquired by First Community in connection with the Integrated Merger will be equal to Savannah River's tax basis in and will include Savannah River's holding period with respect to such assets immediately prior to the time of the merger, and First Community will succeed to and take into account Savannah River's other historic tax attributes that otherwise exist immediately prior to the effective time of the merger.

        Backup Withholding and Information Reporting.    In general, information reporting requirements may apply to the cash payments made to you in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if a U.S. holder or non-U.S. holder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to you under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Both U.S. and non-U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

        THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, SAVANNAH RIVER SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Management and Operations after the Merger

        Directors and Executive Officers of First Community.    At the effective time of the merger, SRMS, Inc. will merger with and into Savannah River, with Savannah River surviving the merger and then merging with and into First Community. After the merger, the current directors of First Community will continue to serve as directors of the combined company, and the combined company will increase its board membership by three and appoint three individuals who were directors of Savannah River to the board (J. Randolph Potter, E. Leland Reynolds, and Paul S. Simon, each of whom shall be compensated as a director in the same manner as all other directors of First Community). First Community's board of directors will then have a total of 16 members.

        Michael C. Crapps will continue to serve as President and Chief Executive Officer of First Community. Joseph G. Sawyer will continue to serve as Chief Financial Officer. David K. Proctor will continue to serve as Senior Credit Officer and Senior Risk Officer.

        Jeff P. Spears, President of Savannah River, will join First Community Bank as its Regional President. Joe E. Lewis, Aiken Market President of Savannah River Banking Company, will join First Community Bank as its Aiken Market President, and Philip R. Wahl, II, Augusta Market President of Savannah River Banking Company, will join First Community Bank as its Augusta Market President. In addition, J. Randolph Potter and Gerry L. Owen, Chief Executive Officer and Chief Financial Officer, respectively, of Savannah River, will serve as consultants to First Community Bank for 12 months and three months, respectively, following the merger. Each of Messrs. Spears', Lewis' and Wahl's employments agreements and Messrs. Potter's and Owen's consulting agreements are described in more detail below.

Interests of Employees and Directors of Savannah River in the Merger

        General.    Some of the employees and directors of Savannah River may be deemed to have interests in the merger in addition to their interests as shareholders of Savannah River generally. These interests include, among others, proposed employee benefits for those who become employees of First Community or a First Community subsidiary after the merger, entry into retention agreements for two of Savannah River's current executive officers, entry into a non-compete agreement with one of Savannah River's current executive officers, entry into consulting or employment agreements with First Community for five of Savannah River's executive officers, the appointment of certain Savannah River directors to the board of First Community, the appointment of certain Savannah River directors to the Aiken-Augusta Advisory Board of First Community Bank, lump sum payments in exchange for the cancellation of outstanding Savannah River warrants and stock options, and insurance coverage and indemnification for Savannah River's directors and officers, as described below.

        Employee Benefits.    The merger agreement generally provides that First Community will furnish to those employees of Savannah River who become employees of First Community or a First Community subsidiary after the effective time of the merger benefits on the same basis as it provides coverage to other First Community employees, and First Community will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitation or exclusion otherwise applicable under such plans to new employees not to apply to a continuing employee or his or her covered dependents who were covered under a similar Savannah River plan at the effective time of the merger. For purposes of eligibility and vesting under First Community's employee benefit plans, service with Savannah River prior to the effective time of the merger will be treated as service with First Community or its subsidiaries. First Community will use commercially reasonable efforts to cause any successor First Community employee benefit plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by Savannah River employee respecting his or her participation in the corresponding Savannah River benefit plan during the plan year prior to the transition effective date.

        J. Randolph Potter.    Mr. Potter currently serves as the chief executive officer and as a director of Savannah River and Savannah River Banking Company. In order to assure the continued dedication, efforts and services of Mr. Potter prior to the effective date of the merger, Savannah River Banking Company entered into a retention agreement with him simultaneously with the execution of the merger agreement. Under the retention agreement, which is specifically contemplated by the merger agreement, Mr. Potter will receive a single, lump sum payment in the amount of $160,000 (less applicable withholding taxes) to induce him to maintain full-time employment with the Savannah River Banking Company. If prior to the effective time of the merger, Mr. Potter's employment with Savannah River Banking Company terminates, then no retention payment will be paid to him unless Savannah River Banking Company terminates Mr. Potter without cause or he terminates his employment for good reason. If the merger does not occur for any reason, Mr. Potter will have no right to receive the retention payment.

        In addition, simultaneously with the execution of the merger agreement, Mr. Potter executed a consulting agreement with First Community Bank that will become effective immediately prior to the effective time of the merger. The consulting agreement will have a one-year term, subject to early termination for death or disability, and require Mr. Potter to provide continued oversight of banking operations in the Aiken and Augusta markets, as well to help insure a successful merger and to aid in coordinating the transition of customers, employees and shareholders, and to support First Community Bank's existing operations and expansion opportunities in the Greenville, South Carolina market. Under the consulting agreement, Mr. Potter will receive monthly compensation in the amount of $13,333, plus up to $750 per month to partially offset his health insurance costs. The consulting agreement also restricts Mr. Potter's ability to compete with First Community Bank or solicit its customers or employees for the one-year period following termination of the consulting agreement.

        Mr. Potter's existing employment agreement with Savannah River Banking Company will expire by its terms on December 31, 2013, which is prior to the earliest possible date on which the merger can be consummated and, accordingly, no change in control or severance payments of any kind will be payable under that agreement as a result of the merger.

        Jeff P. Spears, Joe. E. Lewis and Philip R. Wahl II.    Mr. Spears currently serves as the president and as a director of Savannah River and Savannah River Banking Company. Mr. Lewis currently serves as Aiken market president and Mr. Wahl serves as Augusta market president of Savannah River Banking Company. Simultaneously with the execution of the merger agreement, each of these executives entered into an employment agreement with First Community Bank that will become effective immediately prior to the effective time of the merger. Unless terminated earlier, each agreement provides for a three-year term of employment and at the end of each day during the term, the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years. Mr. Spears' title will be regional president. Messrs. Lewis and Wahl will retain their current titles.

        The initial annual base salaries under the employment agreements for Messrs. Spears, Lewis and Wahl are $201,700, $155,160 and $169,660, respectively, to be reviewed at least annually for possible increases in accordance with First Community Bank's standard salary payment policy of First Community Bank. Each executive will also be eligible to receive cash bonuses based on First Community Bank's achievement of specified goals and criteria as established annually by the human resources committee of First Community's board of directors.

        Upon the effective date of the merger, Messrs. Spears, Lewis and Wahl will receive a grant of a number of shares of restricted stock of First Community equal to the quotient of $195,700, $72,750 and $40,000, respectively, divided by the Average FCCO Stock Price (as defined in the merger agreement). These shares of restricted stock will vest in three equal annual amounts on the first, second, and third anniversaries of the effective time of the merger if the executive is still employed by First Community Bank on such dates.

        Each of the three executives will be entitled to participate in the vacation, retirement, health, welfare and other benefit plans or programs of First Community applicable generally to similarly situated employees, and be entitled to reimbursement of business-related expenses incurred and specified club dues. In addition, First Community Bank will provide Messrs. Spears and Lewis with death benefits currently totaling $988,957 and $932, 924, respectively, subject to change in accordance with the Savannah River bank-owned life insurance plan, payable to their respective spouses and heirs.

        Each of the agreements provide that, if First Community Bank terminates the executive's employment without cause, First Community Bank will be obligated to pay the executive compensation in an amount equal to 100% of his then current monthly base salary each month, subject to a six- month delay, for twelve months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, First Community Bank will pay the executive an amount equal to two times the then current annual base salary. In addition, First Community Bank will pay the executive any bonus earned or accrued through the date of change in control. First Community Bank will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. First Community Bank must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

        Each employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and one year thereafter, as well as a provision relating to the protection of confidential information.

        Each executive's existing employment agreement with Savannah River Banking Company will expire by its terms on December 31, 2013, which is prior to the earliest possible date on which the merger can be consummated and, accordingly, no change in control or severance payments of any kind will be payable under that agreement as a result of the merger.

        Gerry L. Owen.    Mr. Owen currently serves as the chief financial officer of Savannah River and Savannah River Banking Company. In order to assure the continued dedication, efforts and services of Mr. Owen prior to the effective date of the merger, Savannah River Banking Company entered into a retention agreement with him simultaneously with the execution of the merger agreement. Under the retention agreement, which is specifically contemplated by the merger agreement, Mr. Owen will receive a retention payment in the amount of $314,000 (less applicable withholding taxes) to induce him to maintain full-time employment with Savannah River Banking Company. The retention payment will be payable in two installments of $157,000 (less applicable withholding taxes), the first on December 31, 2013 and the second immediately prior to the effective time of the merger. If prior to the effective time of the merger, Mr. Owen's employment with Savannah River Banking Company terminates, then no retention payment will be paid to him unless the bank terminates Mr. Owen without cause or he terminates his employment for good reason. If the merger does not occur for any reason, Mr. Owen will have no right to receive the retention payment.

        In addition, simultaneously with the execution of the merger agreement, Mr. Owen executed a consulting agreement with First Community Bank that will become effective immediately prior to the effective time of the merger. The consulting agreement will have a three-month term, subject to early termination for death or disability, and require Mr. Owen to assist with (i) the preparation of the final Savannah River Banking Company call report to be filed with the FDIC, (ii) the final audit of Savannah River's consolidated financial statements, (iii) the preparation of Savannah River-related disclosures in First Community's filings with the SEC, (iv) integration of Savannah River's and First Community's financial and operational reporting systems, (v) employee administration and integration matters, and (vi) such other transition matters as shall be reasonably requested by First Community and within the scope of Mr. Owen's historical experience and areas of knowledge. Under the consulting agreement, Mr. Owen will receive monthly compensation in the amount of $10,500.

        Immediately prior to the effective time of the merger, Mr. Owen will enter into a non-competition agreement with Savannah River Banking Company restricting Mr. Owen's ability to solicit customers and employees of the bank during the 15-month period following the effective time of the merger and his ability to compete with the bank for the 10-month period following the effective time of the merger, in exchange for a single, lump sum payment of $65,000.

        Mr. Owen's existing employment agreement with Savannah River Banking Company will expire by its terms on December 31, 2013, which is prior to the earliest possible date on which the merger can be consummated and, accordingly, no change in control or severance payments of any kind will be payable under that agreement as a result of the merger.

        Warrants.    As described above under the caption "Proposal No.1—The Merger—Conversion of Stock; Treatment of Warrants and Stock Options," each outstanding, whether or not exercisable, warrant to acquire Savannah River common stock granted pursuant to certain warrant agreements entered into by Savannah River and the directors and/or non-director organizers of Savannah River will be converted automatically at the effective time of the merger into rights to purchase First Community common stock; provided, however, each holder of Savannah River warrants may agree to cancel such holder's Savannah River warrants immediately prior to the effective time of the merger in exchange for a cash payment pursuant to the terms of a warrant cash-out agreement with Savannah River. All directors and executive officers of Savannah River have delivered a warrant cash-out agreement with respect to any warrants they hold.

        Stock Options.    As described above under the caption "Proposal No.1—The Merger—Conversion of Stock; Treatment of Warrants and Stock Options," each outstanding, whether or not exercisable, option to acquire Savannah River common stock granted pursuant to certain stock option agreements entered into by Savannah River and the directors and/or officers of Savannah River will be converted automatically at the effective time of the merger into rights to purchase First Community common stock; provided, however, each holder of Savannah River options may agree to cancel such holder's Savannah River options immediately prior to the effective time of the merger in exchange for a cash payment pursuant to the terms of a stock option cash-out agreement with Savannah River. All director and executive officers of Savannah River have delivered a stock option cash-out agreement with respect to any stock options they hold.

        Insurance and Indemnification.    First Community has agreed to provide directors' and officers' insurance coverage for directors and officers of Savannah River, at First Community's election, by purchasing continuation coverage under Savannah River's current policy for directors and officers for a period of not less than six years after the effective time of the merger. For a period of six years after the merger, First Community has also agreed to indemnify the present and former directors, officers, and employees of Savannah River against all liabilities and damages for all acts or omissions arising out of service for Savannah River or, at Savannah River's request, for another entity, occurring at or prior to the merger to the fullest extent permitted under the South Carolina corporate law, Section 402 of the Sarbanes-Oxley Act, the federal securities laws and FDIC Regulations Part 359, the rules and regulations of any other regulatory authority, and by Savannah River's articles of incorporation and bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 or otherwise may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, First Community has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        Golden Parachute Compensation for Savannah River Executive Officers.    The following table sets forth the estimated potential severance benefits and other "golden parachute" compensation payable to Savannah River's named executive officers in connection with the merger. This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of the merger:

Name	Cash ($)	Equity ($) (*)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
J. Randolph Potter	160,000	30,000					190,000
Jeff P. Spears		300,700					300,700
Joe E. Lewis		97,750					97,750
Philip R. Wahl		60,400					60,400
Gerry L. Owen	314,000	15,000					329,000

*
Includes restricted stock grants, which vest in three annual installments on the anniversary date of the merger and the cash each officer will receive upon surrender of his warrant, stock options or both. The amount presented for Mr. Potter represents cancellation payments for warrants and options. The amount presented for Mr. Spears includes $195,700 in restricted stock grants and cancellation payments for warrant and options of $105,000. The amount presented for Mr. Lewis includes $72,750 in restricted stock awards and a cancellation payment for options of $25,000. The amount presented for Mr. Wahl includes $40,000 in restricted stock grants and option cancellation payments of $20,400. The amount presented for Mr. Owen represents a cancellation payment for options.

        Merger Consideration to be Received by Savannah River Directors and Executive Officers in Exchange for Their Shares of Savannah River Common Stock, Warrants and Options.    The following table sets forth the consideration Savannah River directors and executive officers may receive if the directors and executive officers elect to receive 100% in cash or 100% in common stock of First Community in exchange for their shares of Savannah River common stock in connection with the merger. The directors and executive officers, as shareholders, may choose either form of consideration or they may choose no preference, in which case the merger consideration to be received by the directors and executive officers will be determined by the exchange agent depending on the amount of cash and shares elected by the Savannah River shareholders who make an express election.

Name of Director/ Executive Officer	Shares of Savannah River Common Stock Benefcially Owned at November 14, 2013	Consideration for 100% Cash Election ($)(1)	Director Warrant Cash-Out ($)	Employee Option Cash-Out ($)	Total ($) Cash Value	Consideration for 100% Stock Election ($) (2)	Director Warrant Cash-Out ($)	Employee Option Cash-Out ($)	Total ($) Value
Directors:
Delores H. Crawford	37,500	412,500	15,000		465,000		15,000
O. Lamar Crowell, Jr.	20,000	220,000	15,000		255,000		15,000
Timothy N. Dangerfield	15,000	165,000	15,000		195,000		15,000
Vendie H. Hooks, III	35,000	385,000	15,000		435,000		15,000
Mason H. McKnight, Jr	26,250	288,750	15,000		330,000		15,000
Brian J. Marks	100,000	1,100,000	15,000		1,215,000		15,000
Carolyn S. Maund	15,000	165,000	15,000		195,000		15,000
John A. Oakland	15,000	165,000	15,000		195,000		15,000
J. Randolph Potter	15,000	165,000	15,000	30,000	225,000		15,000	30,000
E. Leland Reynolds	50,000	550,000	15,000		615,000		15,000
John D. Reynolds, III	25,000	275,000	15,000		315,000		15,000
N. Turner Simkins	11,000	121,000	15,000		147,000		15,000
Paul S. Simon	25,000	275,000	15,000		315,000		15,000
R. Lee Smith, Jr.	15,000	165,000	15,000		195,000		15,000
Jeff P. Spears	15,000	165,000	15,000	105,000	300,000		15,000	105,000
Robert M. Taylor, III	15,000	165,000	15,000		195,000		15,000
Donald W. Thompson	15,000	165,000	15,000		195,000		15,000
Thomas W. Wyatt	35,000	385,000	15,000		435,000		15,000
J. W. Yonce, III	35,000	385,000	15,000		435,000		15,000
Executive Officers:
Gerry L. Owen	—	—		15,000	15,000			15,000
Joe E. Lewis	4,750	52,250		25,000	82,000			25,000
Philip R. Wahl, II	—	—		20,400	20,400			20,400

(1)
Calculated based on a price per Savannah River share equal to $11.00, the per-share cash consideration in the merger.

(2)
Calculated based on the exchange ratio of [                                    ] and the closing price of $[            ]    •    per share of First Community common stock, as reported on NASDAQ on [                        ], 2013, the latest practicable trading day before the distribution of this Joint Proxy Statement/Prospectus. No fractional shares of Savannah River common stock will be issued in connection with the merger. As a result, each resulting fractional share has been multiplied by $11.00

Conditions to Consummation

        The obligations of Savannah River and First Community to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

  •
  Savannah River and First Community shareholders must have approved the merger agreement and the share issuance, respectively;

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  The required regulatory approvals described under "The Merger—-Regulatory Matters" must have been received, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First Community, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First Community known about such condition or requirement, it would not have entered into the merger agreement;

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  Each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First Community, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First Community known about such condition or requirement, it would not have entered into the merger agreement;

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  The registration statement registering the shares of First Community common stock to be received by Savannah River shareholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of First Community common stock issuable pursuant to the merger must have been received;

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  No court or regulatory authority may have taken any action which prohibits, restricts, or makes illegal the consummation of the transactions contemplated by the merger agreement;

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  First Community must have filed with the NASDAQ Capital Market a notification form for the listing of the shares of First Community common stock to be delivered to the shareholders of Savannah River as merger consideration, and the NASDAQ Capital Market shall not have objected to the listing of such shares of First Community common stock;

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  Each party's representations and warranties must remain accurate, and each party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

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  Neither party shall have experienced a material adverse effect since June 30, 2013;

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  First Community must have received from Savannah River the executed officer service agreements, warrant cash-out agreements, stock option cash-out agreements, director noncompete agreements, shareholder support agreements, and claims letters from the respective parties;

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  Savannah River must not have received notice from its shareholders of their intent to exercise their dissenters' rights with respect to more than 10% of the outstanding shares of Savannah River common stock;

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  Savannah River's shareholders equity must not be less than $300,000 less than the amount reported in its June 30, 2013 month-end report, without giving effect to expenses incurred in connection with the merger or accumulated other comprehensive income, and Savannah River Banking Company's allowance for loan losses must have been maintained in a manner consistent with GAAP, applicable regulatory guidelines and accounting principles, and past practices of Savannah River Banking Company;

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  No directors or executive officers of Savannah River shall have exercised any warrants or stock options for the purchase of Savannah River common stock following the execution of the merger agreement;

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  First Community shall pay the merger consideration as provided by the merger agreement; and

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  All parties must stand ready to consummate the bank merger immediately following the merger.

        No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

        The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of such parties' shareholders.

Representations and Warranties Made by First Community and Savannah River in the Merger Agreement

        First Community and Savannah River have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. If either party materially violates any of its representations or warranties and fails to cure such violation, the other party may terminate the merger agreement.

Regulatory Matters

        First Community is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by the merger agreement as soon as reasonably practicable after the date thereof.

        Completion of the merger between First Community and Savannah River is subject to the prior receipt of all consents or approvals of, or the provision of notices to, federal and state authorities required to complete the merger. The merger is subject to the provision of notice to the Federal Reserve because the merger qualifies as a "waiver transaction" under applicable Federal Reserve rules and regulations. First Community filed notice with the Federal Reserve on November 4, 2013. As of the date of this joint proxy statement/prospectus, the Federal Reserve had not yet advised First Community of its non-objection to characterization of the merger as a "waiver transaction."

        Under the merger agreement, it is contemplated that Savannah River Banking Company will be merged with and into First Community Bank immediately following the consummation of the merger of Savannah River and First Community. The bank merger is subject to the prior approvals of the FDIC and the SCBFI. First Community Bank filed the applications with the FDIC and with the SCBFI on September 10, 2013, and on October 31, 2013 and October 7, 2013 the FDIC and the SCBFI respectively, granted their approval. FDIC approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the FDIC has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

        Neither the merger nor the bank merger require the approval or non-objection of the GDBF; however, on September 27, 2013, First Community provided notice of the proposed merger and bank merger to the GDBF.

Amendment, Waiver, and Termination

        To the extent permitted by law, Savannah River and First Community, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Savannah River shareholders or First Community shareholders. However, after the approval of the merger by Savannah River shareholders, no amendment may decrease or modify the consideration to be received without the further approval of Savannah River shareholders.

        Prior to or at the effective time of the merger, either Savannah River or First Community may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

        The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of Savannah River and First Community. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either Savannah River or First Community if:

  •
  the other party breaches any representation, warranty or covenant in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely to have a material adverse effect on such breaching party or to prevent such breaching party from complying in all material respects with its covenants;

  •
  any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal; any law or order permanently prohibiting the merger shall have become final and nonappealable; or Savannah River shareholders or First Community shareholders fail to approve the merger agreement or the share issuance at their respective Special Meetings; or

  •
  the merger has not been consummated by April 30, 2014.

        First Community may terminate the merger prior to the approval by the requisite vote of the Savannah River shareholders if:

  •
  the board of directors of Savannah River withdraws, qualifies, or modifies, or proposes publicly to withdraw, quality or modify, in a manner adverse to First Community, its recommendation that the Savannah River shareholders approve the merger agreement, or approves or recommends, or proposes publicly to approve or recommend an acquisition proposal by any other person;

  •
  the board of directors of Savannah River fails to reaffirm its recommendation that the Savannah River shareholders approve the merger agreement within 10 business days after First Community requests such reaffirmation at any time following the public announcement of an acquisition proposal by any other person; or

  •
  Savannah River fails to comply in all material aspects with Section 7.1 (Shareholder Approvals) or 7.3 (Other Offers, etc.) of the merger agreement regarding obtaining shareholder approval for the merger agreement and solicitation of other offers for an acquisition of Savannah River.

        In this event, Savannah River must pay First Community a termination fee of $1,500,000.

        Savannah River can also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to First Community's proposal and receives legal advice that the board of directors would be in breach of its fiduciary duties if the board of directors did not accept the superior proposal. In this event, Savannah River must pay First Community a termination fee of $1,500,000.

        Savannah River can terminate the merger agreement if, at any time during the three business day period commencing on the fifth business day immediately prior to the date on which the effective time of the merger is to occur, the volume weighted average price of the First Community common stock on the NASDAQ Capital Market during 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur is less than $7.54 per share; provided, that if Savannah River seeks to terminate the merger for this reason, it must give prompt notice to First Community, and First Community will have the option, in its sole discretion, to increase the exchange ratio or pay to each recipient of stock consideration an additional cash amount in order to increase the value of the First Community stock consideration, and in such event, Savannah River's notice of termination would not terminate the merger agreement.

        First Community can also terminate the merger agreement if, at any time during the three business day period commencing on the fifth business day immediately prior to the date on which the effective time of the merger is to occur, the volume weighted average price of the First Community common stock on the NASDAQ Capital Market during 10 consecutive trading days ending on the fifth business day immediately prior to the date on which the effective time of the merger is to occur is more than $11.78 per share; provided, that if First Community seeks to terminate the merger agreement for this reason, it must give prompt notice to Savannah River, and Savannah River will have the option to decrease the exchange ratio in order to cap the value of the First Community stock consideration, and in such event, First Community's notice of termination would not terminate the merger agreement.

        In addition, if (i) an acquisition proposal with respect to Savannah River is communicated to the shareholders, senior management, or board of directors of Savannah River or any person publicly announces an intention to make an acquisition proposal with respect to Savannah River after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the Savannah River shareholder vote, a material breach of the merger agreement by Savannah River, or failure to close the merger by April 30, 2014, and (iii) within one year after the termination of the merger agreement, Savannah River consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $1,500,000 termination fee to First Community.

Conduct of Business Pending the Merger

        Under the merger agreement, both parties have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to:

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  operate its business only in the usual, regular, and ordinary course;

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  use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights and franchises;

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  use commercially reasonable efforts to cause its representations and warranties to be correct at all times; and

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  take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of First Community, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had First Community known of such condition or requirement, it would not have entered into the merger agreement, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

        In addition, Savannah River has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of First Community, to:

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  use its best efforts to provide all information requested by First Community related to loans or other transactions made by Savannah River with a value equal to or exceeding $500,000;

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  consult with First Community prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000 other than residential mortgage loans for which Savannah River has a commitment to buy from a reputable investor; and

  •
  consult with First Community prior to entering into or making any loans that exceed regulatory loan to value guidelines;

        In addition, Savannah River has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of First Community. Such actions include, among others:

  •
  amending the articles of incorporation, bylaws, or other governing corporate instruments;

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  becoming responsible for any obligation for borrowed money in excess of an aggregate of $500,000, except in the ordinary course of business consistent with past practices, or allowing the imposition of a lien on any asset;

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  repurchasing, redeeming, or otherwise acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares (or securities convertible into any shares) of capital stock or paying any dividend on common stock;

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  except for the merger agreement, issuing, selling, pledging, encumbering, authorizing the issuance of, entering into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Savannah River common stock, any other capital stock of any Savannah River entity, or any right;

  •
  adjusting, combining or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock, or otherwise disposing of any shares or assets other than in the ordinary course for reasonable and adequate consideration;

  •
  except for purchases of U.S. government securities or U.S. government agency securities, which in either case have maturities of two years or less, purchasing any securities or making any material investments in any person or otherwise acquiring direct or indirect control over any person other than in connection with foreclosures of loans in the ordinary course of business;

  •
  except as contemplated by the merger agreement, granting any bonus in excess of an aggregate $60,000 or increase in compensation or benefits to employees or officers (except in accordance with past practice and as previously disclosed, or as required by law), committing or agreeing to pay any severance or termination pay, or any stay or other bonus to any director, officer, or employee (except for payments according to certain of the officer service agreements), entering into or amending any severance agreements, changing any fees or other compensation or other benefits to directors or waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or repricing options or warrants;

  •
  except as contemplated by the merger agreement, entering into or amending (unless required by law) any employment contract that does not have the unconditional right to terminate without certain liability;

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  subject to certain exceptions, adopting any new employee benefit plan or materially changing any existing plan or program;

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  making any significant change in tax or accounting methods, except for any change required by law or generally accepted accounting principles;

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  commencing any litigation other than in accordance with past practice or settling any litigation for money damages or restrictions on operations;

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  except in the ordinary course of business, entering into, modifying, amending, or terminating any material contracts or waiving, releasing, or assigning any material rights or claims, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum, subject to certain exceptions;

  •
  except in the ordinary course of business consistent with past practice, making, renegotiating, renewing, increasing or extending any loan or credit to any borrower or making any commitment in respect of the foregoing, except, with respect to any extension of credit with an unpaid balance of less than $1,000,000, in conformity with existing lending policies and policies, or waiving, releasing, compromising, or assigning any material rights or claims or making any adverse changes in the mix, rates, terms, or maturities of its deposits or other liabilities;

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  making or increasing any loans or other extensions of credit or the commitment to do so to any director or executive officer of Savannah River or any entity controlled by a director or executive officer except for loans or extensions of credit made on terms generally available to the public;

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  restructuring or materially changing its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise;

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  making any capital expenditures other than pursuant to binding commitments as of August 13, 2013 and other expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

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  establishing or committing to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office;

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  taking any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time;

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  implementing or adopting any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

  •
  agreeing to take, making any commitment to take, or adopting any resolutions in support of any actions prohibited by any of these covenants;

  •
  maintaining Savannah River Banking Company's allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices, and methods consistent with past practices; or

  •
  taking any action or failing to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the merger.

        In addition, Savannah River has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither Savannah River, nor any affiliate or representative of such party, will furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. However, Savannah River may communicate information about an acquisition proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as determined after consultation with counsel. In the merger agreement, Savannah River also agreed to terminate any negotiations conducted prior to the date of the merger agreement with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

 Expenses and Fees

        The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

        The merger agreement provides for the payment of a $1,500,000 termination fee to First Community, if (i) the board of directors of Savannah River withdraws, qualifies, or modifies, or proposes publicly to withdraw, quality or modify, in a manner adverse to First Community, its recommendation that the Savannah River shareholders approve the merger agreement, or approves or recommends, or proposes publicly to approve or recommend an acquisition proposal by any other person; (ii) the board of directors of Savannah River fails to reaffirm its recommendation that the Savannah River shareholders approve the merger agreement within 10 business days after First Community requests such reaffirmation at any time following the public announcement of an acquisition proposal by any other person; or (iii) Savannah River fails to comply in all material aspects with Section 7.1 (Shareholder Approvals) or 7.3 (Other Offers, etc.) of the merger agreement regarding obtaining shareholder approval for the merger agreement and solicitation of other offers for an acquisition of Savannah River. In addition, Savannah River must pay First Community the $1,500,000 termination fee to First Community if it terminates the merger agreement following receipt of an acquisition proposal from a third party that is superior to First Community's proposal and receives legal advice that the board of directors would be in breach of its fiduciary duties if the board of directors did not accept the superior proposal. Also, if (i) an acquisition proposal with respect to Savannah River is communicated to the shareholders, senior management, or board of directors of Savannah River or any person publicly announces an intention to make an acquisition proposal with respect to Savannah River after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the Savannah River shareholder vote, a material breach of the merger agreement by Savannah River, or failure to close the merger by April 30, 2014, and (iii) within one year after the termination of the merger agreement, Savannah River consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $1,500,000 termination fee to First Community.

Accounting Treatment

        The merger will be accounted for under the acquisition method of accounting within generally accepted accounting principles. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Savannah River as of the effective date of the merger will be recorded at their respective fair values and added to those of First Community. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of First Community issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Savannah River before the effective date of the merger.

        The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 21 of this joint proxy statement/prospectus.

DESCRIPTION OF FIRST COMMUNITY CAPITAL STOCK

        In this section, First Community is referred to as the "Company", "First Community", "we" and "our" and First Community Bank is referred to as the "Bank".

 General

        The articles of incorporation of First Community authorize the issuance of capital stock consisting of 10,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. As of October 3, 2013, we had issued and outstanding 5,296,288 shares of common stock held by 1,457 shareholders of record and no shares of preferred stock.

        In the future, the authorized but unissued and unreserved shares of common stock and preferred stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized shares of common stock or preferred stock would be issued, no shareholder approval will be required for the issuance of those shares. See section entitled "Comparative Rights of First Community and Savannah River Shareholders" for a discussion of the rights of the holders of First Community common stock as compared to the holders of Savannah River common stock.

        The description of our capital stock below is qualified in its entirety by reference to our articles of incorporation.

Common Stock

  General

        Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

  Voting Rights

        Each share of common stock will entitle the holder thereof to one vote on all matters upon which shareholders have the right to vote. There are no cumulative voting rights.

        In general, except as otherwise provided in our articles of incorporation, (i) amendments to our articles of incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of the Company must be approved by two-thirds of the votes entitled to be cast thereon.

        Our articles of incorporation provide that a merger, consolidation, or sale of the Company or any substantial part of the Company's assets must be approved by the affirmative vote of the holders of at least 66 2/3% of our outstanding shares of common stock entitled to be cast.

        Our articles of incorporation provide that our board of directors may alter, amend, or repeal any of our bylaws or adopt new bylaws, subject to our shareholders' concurrent right to alter, amend, or repeal any of our bylaws or adopt new bylaws.

  Dividends

        Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

  No Preemptive or Conversion Rights

        Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion, redemption, or sinking fund rights.

  Calls and Assessments

        All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

  Liquidation Rights

        In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of our preferred stock that may be issued and outstanding having preference over common shares.

  Certain Ownership Restrictions

        A holder with as little as a 5% interest in our Company could, under certain circumstances, be subject to regulation as a "bank holding company" and possibly other restrictions. Specifically, any entity (including a "group" composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence" over the Company, may be subject to regulation as a "bank holding company" in accordance with the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder's investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to a FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of the Company's securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for the Company to participate in an FDIC-assisted transaction of a failed bank.

  NASDAQ

        Our common stock is listed on the NASDAQ Capital Market under the symbol "FCCO".

Preferred Stock

        Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. The board of directors is also authorized to fix before the issuance thereof the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company.

        The creation and issuance of any additional series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

Certain Protective Provisions

  General

        Our articles of incorporation and bylaws, as well as the South Carolina Business Corporation Act, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

        The following briefly summarizes protective provisions that are contained in our articles of incorporation and bylaws and which are provided by the South Carolina Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and bylaws and the statutory provisions contained in the South Carolina Business Corporation Act.

  Authorized but Unissued Stock

        The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company's management.

  Supermajority Shareholder Vote Required for Merger

        The articles of incorporation require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock entitled to vote to approve any merger, consolidation, or sale of us or any substantial part of the our assets.

  Number and Qualifications of Directors

        The articles and bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. The bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director. Any financial institution having branches or affiliates within Richland or Lexington Counties, South Carolina is presumed to be a Business Competitor unless the board of directors determines otherwise.

  Staggered Board of Directors

        Our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible, and the terms of any newly created directorships filled by the board from such increase in the number of directors shall expire at the next election of directors by the shareholders. Approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles of incorporation and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board.

  Removal of Directors and Filling Vacancies

        Our articles of incorporation provide that a director may be removed from office prior to the expiration of such director's term only if such removal is approved by the affirmative vote of the holders of 66 2/3% of the shares entitled to vote at an election of directors. Our bylaws provide that all vacancies on our board may be filled by the board of directors for the unexpired term.

  Advance Notice Requirements for Shareholder Proposals

        Our bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit information regarding the proposal, together with the proposal, to our corporate secretary at least 90 days in advance of the annual meeting. Shareholders submitting proposals for inclusion in our proxy statement must comply with the proxy rules under the Exchange Act. We may reject a shareholder proposal that is not made in accordance with such procedures.

  Certain Nomination Requirements

        Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide us within a specified time prior to the meeting (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

  Business Combinations with Interested Shareholders

        The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Factors to be Considered in Certain Transactions

        Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on the employees, customers and suppliers of our Company and upon the communities in which offices of the Company are located, to the extent permitted by South Carolina law.

Indemnification

        South Carolina Business Corporation Act.    The South Carolina Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

  •
  the director or officer acted in good faith;

  •
  the director or officer reasonably believed such conduct was in, or not opposed to, the corporation's best interest; and

  •
  in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

        However, the South Carolina Business Corporation Act provides that directors or officers may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

        The South Carolina Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation's power to indemnify. The Company maintains directors and officers' liability insurance for the benefit of its directors and officers.

        First Community Corporation.    The bylaws of First Community require the Company to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of service by such person as a director of the Company or its subsidiary bank or any other corporation which he served as such at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under the bylaws, indemnification will be disallowed if it is established that the director (i) appropriated, in violation of his duties, any business opportunity of the Company, (ii) engaged in willful misconduct or a knowing violation of law, (iii) permitted any unlawful distribution, or (iv) derived an improper personal benefit. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The South Carolina Business Corporation Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the South Carolina Business Corporation Act.

        The board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Community pursuant to the provisions discussed above, First Community has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Limitation of Liability

        Our articles of incorporation provide that to the full extent that the South Carolina Business Corporation Act permits the limitation or elimination of the liability of directors or officers, our directors or officers shall not be liable to us or our stockholders for monetary damages for breach of his or her duty as a director, except that a director may be liable (a) for any breach of the director's duty of loyalty to the Company or its shareholders, (b) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of criminal law or of any federal or state securities law, including without limitation, laws proscribing insider trading or manipulation of the market for any security, and (c) for any transaction from which the director derives any improper personal benefits.

Registrar and Transfer Agent

        The registrar and transfer agent for our common stock is Registrar and Transfer Company.

Information about the Surviving Company's Directors and Officers

        First Community and First Community Bank will maintain the same management and directors whose biographical and financial information is included in this document-See "Information about First Community"    beginning on page 122- except for the addition of three directors (Paul S. Simon, J. Randolph Potter, and E. Leland Reynolds) from Savannah River's board of directors and the employment of Jeff P. Spears, Joe E. Lewis, and Philip R. Wahl, II as Regional President, Aiken Market President, and Augusta Market President, respectively, of First Community Bank.

COMPARATIVE RIGHTS OF FIRST COMMUNITY AND SAVANNAH RIVER SHAREHOLDERS

        At the effective time of the merger, holders of Savannah River common stock who elect to receive First Community common stock as merger consideration, or who otherwise receive First Community common stock due to the proration of their cash merger consideration election as described elsewhere in this joint proxy statement/prospectus, will become holders of First Community common stock. The following is a summary of the material differences between the rights of holders of First Community common stock and the rights of holders of Savannah River common stock. Since First Community is organized under the laws of the State of South Carolina and Savannah River is organized under the laws of the State of Georgia, differences in the rights of holders of First Community common stock and those of holders of Savannah River common stock arise from differing provisions of the South Carolina Business Corporation Act ("SCBCA") and the Georgia Business Corporation Code ("GBCC"), in addition to differing provisions of their respective articles or certificate of incorporation and bylaws.

        This summary does not purport to be a complete description of the provisions affecting and differences between the rights of First Community shareholders and Savannah River shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the SCBCA and the GBCC and to the governing corporate documents of First Community and Savannah River, to which the shareholders of Savannah River are referred.

Authorized Capital Stock

  First Community

        First Community is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share, of which 5,296,288 shares were issued and outstanding as of November 8, 2013, and of which 73,022 shares are reserved for issuance pursuant to outstanding First Community options and 107,500 are reserved for issuance pursuant to outstanding First Community warrants, and 10,000,000 shares of preferred stock, par value $1.00, of which no shares are issued and outstanding. First Community's shareholders do not have preemptive rights. First Community's shares of common stock are not assessable.

  Savannah River

        Savannah River is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share, of which 3,000,400 shares were issued and outstanding as of September 30, 2013, and, assuming that all of the issued and outstanding Savannah River warrants and options had been exercised, not more than an additional 300,000 shares and 263,000 shares, respectively, with a per share weighted average exercise price of $10.00 and $9.97, respectively, would be issued and outstanding of the date of this proxy statement/prospectus, and 20,000,000 shares of preferred stock, par value $1.00 per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of common stock of Savannah River are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of common stock of the Savannah River has been issued in violation of any preemptive rights of the current or past shareholders of the Savannah River.

Size of Board of Directors

  First Community

        First Community's articles of incorporation provide that the board must consist of not less than nine directors and no more than 25 directors, with the exact number fixed by the board of directors. First Community's board of directors is currently comprised of 13 persons, and following the merger, the board of directors will be comprised of 16 persons, as three former directors of Savannah River—Paul S. Simon, J. Randolph Potter, and E. Leland Reynolds—will be appointed to First Community's board of directors.

  Savannah River

        Savannah River's bylaws provide that the board must consist of not less than nine directors and no more than 25 directors, with the exact number fixed by the board of directors. The Savannah River board of directors currently has 19 members.

Classification of Directors

  First Community

        First Community's articles of incorporation divide the board of directors into three classes with staggered terms so that the terms of only approximately one-third of the board members expire at each annual meeting. Each director serves for a three year term ending on the date of the third annual meeting following the meeting at which such director was elected.

  Savannah River

        Savannah River's bylaws also divide the board of directors into three classes, with each class accounting for one-third of the total number of directors. Directors are elected for a term of three years to succeed those whose terms expire.

Election of Directors

  First Community

        First Community's bylaws also provide that the directors will be elected by a plurality of the votes cast at each annual meeting, with the nominees receiving the highest number of votes being elected as directors.

  Savannah River

        Under the GBCC, the directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors. The nominees receiving the highest number of votes are elected as directors.

Removal of Directors

  First Community

        First Community's articles of incorporation provide that the shareholders do not have the right to remove any one or all of the directors prior to the end of their term of office except by the affirmative vote of the holders of 66 2/3% of the shares entitled to vote at an election of directors.

  Savannah River

        Savannah River's articles of incorporation provide that, at any shareholders' meeting with respect to which notice of such purpose has been given, the entire board of directors or any individual director may be removed with cause by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the company entitled to vote in the election of directors. Directors may not be removed without cause, which, for these purposes, is defined as (i) the conviction of a felony; (ii) the request or demand for removal by any bank regulatory agency having jurisdiction over the company; or (iii) a determination that the director's conduct has been inimical to the best interests of the company by at least 2/3 of the directors of the company then in office.

 Filling Vacancies on the Board of Directors

  First Community

        First Community's bylaws provide that (a) the office of a director shall become vacant if he dies, resigns, or is removed from office, and (b) the board of directors may declare vacant the office of a director if (i) he is interdicted or adjudicated an incompetent, (ii) an action is filed by or against him, or any entity of which he is employed as his principal business activity, under the bankruptcy laws of the United States, (iii) in the sole opinion of the board of directors he becomes incapacitated by illness or other infirmity so that he is unable to perform his duties for a period of six months or longer, or (iv) he ceases at any time to have the qualifications required by law, the articles of incorporation or the bylaws. The remaining directors may, by a majority vote, fill any vacancy on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) for an unexpired term; provided that the shareholders shall have the right at any special meeting called for such purpose prior to action by the board of directors to fill the vacancy.

  Savannah River

        Savannah River's bylaws provide that a vacancy occurring in the board of directors may be filled for the unexpired term, unless the shareholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum; provided, however, that if the vacant office was held by a director elected by a particular voting group, only the holders of shares of that voting group or the remaining directors elected by that voting group shall be entitled to fill the vacancy; provided further, however, that if the vacant office was held by a director elected by a particular Voting Group and there is no remaining director elected by that voting group, the other remaining directors or director (elected by another voting group or groups) may fill the vacancy during an interim period before the shareholders of the vacated director's voting group act to fill the vacancy. A vacancy or vacancies in the board of directors may result from the death, resignation, disqualification, or removal of any director, or from an increase in the number of directors.

Nomination of Director Candidates

  First Community

        First Community's bylaws provide that nomination of persons to serve as directors of the company, other than those made by or on behalf of the board of directors, must be made in writing and delivered either by personal delivery or by United States mail, postage prepaid, return receipt requested, to the secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each notice shall set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. The chairman of any such meeting, for good cause shown and with proper regard for the orderly conduct of business at the meeting, may waive in whole or in part the operation of these procedures.

        Notwithstanding the above, if the First Community or First Community Bank is subject to the requirements of Section 914 of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, then no person may be nominated by a shareholder for election as a director at any meeting of shareholders unless the shareholder furnishes the written notice required as described above to the secretary of the company at least 90 days prior to the date of the meeting and the nominee has received regulatory approval to serve as a director prior to the date of the meeting.

  Savannah River

        Savannah River's bylaws provide that no person may be nominated for election as a director at any annual or special meeting of shareholders unless (a) the nomination has been or is being made pursuant to a recommendation or approval of the board of directors (or a properly constituted committee thereof previously delegated authority to recommend or approve nominees for director); (b) the person is nominated by a shareholder of the company who is entitled to vote for the election of the nominee at the subject meeting, and the nominating shareholder has furnished written notice to the secretary of the company, at its principal office, not less than 30 nor more than 60 days prior to any such meeting (provided, however, that if less than 31 days' notice of the meeting is given to shareholders, such written notice shall be delivered or mailed, as prescribed, to the secretary of the company not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders), and the notice (i) sets forth with respect to the person to be nominated his or her name, age, business and residence addresses, principal business or occupation during the past five years, any affiliation with or material interest in the company or any transaction involving the company, and any affiliation with or material interest in any person or entity having an interest materially adverse to the company, and (ii) is accompanied by the sworn or certified statement of the shareholder that the nominee has consented to being nominated and that the shareholder believes the nominee will stand for election and will serve if elected; or (c) (i) the person is nominated to replace a person previously identified as a proposed nominee who has since become unable or unwilling to be nominated or to serve if elected, (ii) the shareholder who furnished such previous identification makes the replacement nomination and delivers to the secretary of the company (at the time of or prior to making the replacement nomination) an affidavit or other sworn statement affirming that the shareholder had no reason to believe the original nominee would be so unable or unwilling, and (iii) such shareholder also furnishes in writing to the secretary of the company (at the time of or prior to making the replacement nomination) the same type of information about the replacement nominee as required by the bylaws to have been furnished about the original nominee. The chairman of any meeting of shareholders at which one or more directors are to be elected, for good cause shown and with proper regard for the orderly conduct of business at the meeting, may waive in whole or in part the operation of these procedures.

        Notwithstanding the above, if the Savannah River or Savannah River Banking Company is subject to the requirements of Section 914 of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, then no person may be nominated by a shareholder for election as a director at any meeting of shareholders unless the shareholder furnishes the written notice required as described above to the secretary of the company at least 90 days prior to the date of the meeting and the nominee has received regulatory approval to serve as a director prior to the date of the meeting.

 Shareholder Action Without Meeting

  First Community

        First Community's articles of incorporation provide that shareholder action by written consent in lieu of a meeting is permitted only if such consent is unanimous.

  Savannah River

        Savannah River's bylaws provided that action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by all shareholders entitled to vote on the action or, if permitted by the Articles of Incorporation, by persons who would be entitled to vote at a meeting shares having voting power to cast the requisite number of votes (or numbers, in the case of voting by groups) that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by shareholders entitled to take action without a meeting, and delivered to the company for inclusion in the minutes or filing with the corporate records. Savannah River must provide shareholders with written notice of actions taken without a meeting as required by the GBCC.

Calling Meetings of Shareholders

  First Community

        First Community's bylaws provide that special meetings of the shareholders, for any purpose or purposes, unless otherwise required by the SCBCA, the articles of incorporation, or the bylaws, may be called by the chief executive officer, the president, the chairman, or a majority of the board of directors. In addition, First Community shall, if and to the extent that it is required by applicable law, hold a special meeting of shareholders if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting sign, date and deliver to the secretary of the company one or more written demands for the meeting. Such written demands shall be delivered to the secretary by certified mail, return receipt requested. Such written demands sent to the secretary shall set forth as to each matter the shareholder or shareholders propose to be presented at the special meeting (i) a description of the purpose or purposes for which the meeting is to be held (including the specific proposal(s) to be presented); (ii) the name and record address of the shareholder or shareholders proposing such business; (iii) the class and number of shares of the company that are owned of record by the shareholder or shareholders as of a date within 10 days of the delivery of the demand; (iv) the class and number of shares of the company that are held beneficially, but not held of record, by the shareholder or shareholders as of a date within 10 days of the delivery of the demand; and (v) any interest of the shareholder or shareholders in such business. Any such special shareholders' meeting shall be held at a location designated by the board of directors. The board of directors may set such rules for any such meeting as it may deem appropriate, including when the meeting will be held (subject to any requirements of the SCBCA), the agenda for the meeting (which may include any proposals made by the board of directors), who may attend the meeting in addition to shareholders of record and other such matters.

  Savannah River

        Savannah River's bylaws provide that special meetings of shareholders of one or more classes or series of First Community's shares may be called at any time by the board of directors, the chairman, the vice chairman, the chief executive officer, or the president, and must be called upon the written request (in compliance with applicable requirements of the GBCC) of the holders of shares representing 25% or more of the votes entitled to be cast on each issue proposed to be considered at the special meeting; provided, however, that at any time First Community has more than 100 shareholders of record, such written request must be made by the holders of a majority of such votes. The business that may be transacted at any special meeting of shareholders shall be limited to that proposed in the notice of the special meeting.

Indemnification of Directors, Executive Officers, and Employees

  First Community

        First Community's bylaws provide that First Community shall indemnify, to the fullest extent provided by law, all directors, officers, employees, agents of the corporation and any person who, at the corporation's request, is or was serving as director, officer, partner, trustee, employee or agent of another corporation or entity, against liability and expenses in any proceeding arising out of their status or activities in any of the foregoing capacities, provided that the party (i) conducted himself in good faith, (ii) reasonably believed: (A) in the case of conduct in his official capacity with First Community, that his conduct was in its best interest; and (B) in all other cases, that his conduct was at least not opposed to its best interest; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

  Savannah River

        Savannah River's bylaws provide that Savannah River shall indemnify any director who or is party, or is threatened to be made a party to, any proceeding because he or she is or was a director, officer, agent or employee of Savannah River, against any liability incurred with respect to a proceeding, provided, however, that no indemnification will be made for (i) any appropriation by a director, in violation of the director's duties, of any business opportunity of Savannah River; (b) any acts or omissions of a director that involve intentional misconduct or a knowing violation of law; (c) liability for unlawful distributions; or (d) any transaction from which the director received an improper personal benefit.

Limitation of Liability for Directors

  First Community

        First Community's articles of incorporation provide that, to the maximum extent permitted from time to time by the SCBCA, no director shall be personally liable to First Community or its shareholders for monetary damages for a breach of a fiduciary duty as a director, except that a director may be liable (i) for any breach of the director's duty of loyalty to First Community or its shareholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and (iii) for any transaction from which the director derives any improper personal benefits.

  Savannah River

        Savannah River's articles of incorporation provide that no director shall be personally liable to Savannah River or its shareholders for monetary damages for a breach of the duty of care or any other duty as a director, except that such liability shall not be eliminated for (i) any appropriation, in violation of the director's duties, of any business opportunity of Savannah River, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful distributions, and (iv) any transaction from which the director received an improper personal benefit.

 Amendment to Articles of Incorporation

  First Community

        The SCBCA provides that a South Carolina corporation's articles of incorporation generally may be amended only upon approval by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. First Community's articles of incorporation also provide that the affirmative vote of the holders of not less than sixty-six and two thirds percent of the votes entitled to be cast by the holders of all outstanding shares of voting stock shall be required to amend the optional provisions which First Community elected to include in the articles of incorporation or to adopt any provision inconsistent with the articles of incorporation.

  Savannah River

        The GBCC provides that a Georgia corporation's articles of incorporation may be amended be amended upon the approval of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment, unless the GBCC, the articles of incorporation, or the board of directors acting pursuant to its authority to condition the effectiveness of a proposed amendment require a greater vote or a vote by voting groups. Savannah River's articles of incorporation require the approval of either two-thirds of the directors then in office or the affirmative vote of the holders of at least two-thirds of the outstanding shares of Savannah River to amend: article six (limitation on director liability), article seven (removal of directors), article nine (approval of certain business transactions), and article ten (factors considered in business transactions).

Amendment to Bylaws

  First Community

        First Community's articles of incorporation provide that the board of directors shall have the concurrent power with the shareholders to adopt, amend, or repeal the bylaws of First Community. The board of directors may amend the bylaws upon the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. The shareholders may amend the bylaws only upon the affirmative vote of the holders of not less than sixty-six and two-thirds percent of the votes entitled to be cast by the holders of all outstanding shares of the voting stock.

  Savannah River

        Savannah River's bylaws provide that the board of directors shall have the power to alter, amend, or repeal the bylaws or to adopt new bylaws, and any bylaws adopted by the board of directors may be altered, amended, or repealed, and new bylaws adopted, by the shareholders. The shareholders may prescribe in adopting any bylaw or bylaws that the bylaw or bylaws so adopted shall not be altered, amended, or repealed by the board of directors.

Shareholder Vote on Fundamental Issues

  First Community

        First Community's articles of incorporation provide that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) percent of the outstanding shares of common stock entitled to vote are required to approve any merger, consolidation, or sale of First Community or any substantial part of the First Community's assets.

Savannah River

        Savannah River's articles of incorporation provide that in any case in which the GBCC or other applicable law requires shareholder approval of any merger or share exchange of Savannah River with or into any other corporation, or any sale, lease, exchange or other disposition of substantially all of the assets of Savannah River to any other corporation, person or other entity, the approval of the transaction shall require either: (i) the affirmative vote of two-thirds (2/3) of the directors of Savannah River then in office and the affirmative vote of a majority of the issued and outstanding shares of the corporation entitled to vote; or (ii) the affirmative vote of a majority of the directors of Savannah River then in office and the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of Savannah River entitled to vote.

        In addition, the Board of Directors has the power to determine for the purposes of this provision, on the basis of information known to Savannah River, whether any sale, lease or exchange or other disposition of part of the assets of Savannah River involves substantially all of the assets of Savannah River.

Control Share Acquisition Provisions

  First Community

        Section 35-2-101 et seq. of the SCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by the corporation's shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision. First Community has specifically opted out of coverage of the control share acquisition provisions of South Carolina law, and therefore, the SCBCA control share acquisition statute does not apply to acquisitions of shares of First Community common stock.

  Savannah River

        The GBCC does not contain a control share acquisition statute.

Business Combination Statute

  First Community

        South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation.

        Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

  •
  merger of the corporation;

  •
  sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

  •
  transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

  •
  dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

        Covered business combinations are prohibited unless:

  •
  the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

  •
  a majority of shares not beneficially owned by the interested shareholder approved the combination; and

  •
  certain transactional requirements are met.

        Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

        First Community is subject to the business combination provisions of South Carolina law.

  Savannah River

        Georgia law precludes an interested shareholder (one owning 10% or more of the Company's outstanding voting stock) from entering into certain business combinations (which are broadly defined) with the company for a period of five years from the date of becoming an interested shareholder unless (i) prior to the acquisition in which he or she became an interested shareholder, approval of the board of directors of the acquisition or business combination was obtained; (ii) the interested shareholder acquired 90% of the outstanding voting stock as a result of the transaction in which he or she became an interested shareholder; or (iii) the interested shareholder, after the acquisition in which he or she became an interested shareholder, acquired 90% of the outstanding voting stock and the business combination was approved by a majority of the voting shares not held by the interested shareholder. The protection of the statute is available only if the company "opts in" by adopting a bylaw provision specifically providing that the statute shall apply. Savannah River has not opted in to the Georgia Business Combination Statute.

Dissenters' Rights

  First Community

        The dissenters' rights of First Community shareholders are governed in accordance with the SCBCA. Under South Carolina law, a dissenting or objecting shareholder has the right to demand and receive payment of the fair value of the shareholder's shares in the event of (1) the consummation of a plan of merger if shareholder approval is required and the shareholder is entitled to vote on the plan, or if the corporation to be merged is a subsidiary that is merged with its parent; (2) the consummation of a plan of share exchange if the shareholder is entitled to vote on the plan; (3) the consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business if the shareholder is entitled to vote on the sale or exchange; (4) an amendment to the corporation's articles of incorporation in a way that materially and adversely affects the shareholder's rights; (5) in certain circumstances, the conversion of a corporation into a limited liability company or a partnership; or (6) a transaction, to the extent the corporation's articles of incorporation, bylaws or a resolution of the corporation's board of directors provides for dissenters' rights relating to such a transaction.

        The SCBCA provides that a shareholder may not demand the fair value of the shareholder's shares and is bound by the terms of the transaction if, among other things, the shares are listed on a national securities exchange on the record date for determining shareholders entitled to vote on the matter. Shares of First Community common stock are currently listed on the NASDAQ Capital Market, a national securities exchange.

  Savannah River

        The dissenters' rights of Savannah River shareholders are governed in accordance with the GBCC. Under the GBCC, a record shareholder of a Georgia corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of any of the following corporate actions: (1) the consummation of a plan of merger to which the corporation is party if shareholder approval is required and the shareholder is entitled to vote on the merger (subject to certain exceptions), or if the corporation is a subsidiary that is merged with its parent; (2) the consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (3) the consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange (subject to certain exceptions); (4) an amendment to the corporation's articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; (5) any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of the GBCC, the corporation's articles of incorporation or bylaws or a resolution of the corporation's board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or (6) a transaction, to the extent the corporation's articles of incorporation, bylaws or a resolution of the corporation's board of directors provides for dissenters' rights relating to such a transaction.

        The GBCC further provides that there is no right of dissent in favor of the holders of shares listed on a national securities exchange that are required, under a plan of merger, to accept, in exchange for their shares, only shares of the surviving corporation that are listed on a national securities exchange. Savannah River common stock is not listed on a national securities exchange, although First Community common stock is listed on the NASDAQ Capital Market, a national securities exchange.

PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN

        At each special shareholders' meeting, Savannah River and First Community shareholders are being asked to consider and vote on a proposal to authorize management to adjourn the meeting to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to approve the merger agreement or the share issuance, respectively.

        Savannah River's and First Community's boards of directors recommend that Savannah River and First Community shareholders, respectively, vote "FOR" the proposal to authorize management to adjourn the Special Meetings to allow time for the further solicitation of proxies to approve the merger agreement or the share issuance, respectively.

 INFORMATION ABOUT FIRST COMMUNITY

        In this section, First Community is referred to as the "Company", "First Community", "we" and "our" and First Community Bank is referred to as the "Bank".

 Business

  General

        First Community Corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of South Carolina in 1994 primarily to own and control all of the capital stock of First Community Bank, which commenced operations in August 1995 as a national banking association. On October 1, 2012, the Bank converted from a national bank charter to a South Carolina state bank charter and the bank name was changed from First Community Bank, NA to First Community Bank. As a national bank, the Bank's primary federal regulator was the OCC. Subsequent to the conversion to a state bank charter, the Bank's primary federal regulator is the FDIC. The Bank is also regulated and examined by the SCBFI.

        On October 1, 2004, we completed our acquisition of DutchFork Bancshares, Inc. and its wholly owned subsidiary, Newberry Federal Savings Bank. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. On September 15, 2008, we completed the acquisition of two financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC. The Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. We engage in a commercial banking business from our main office in Lexington, South Carolina and our 11 full-service offices located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden. We offer a wide-range of traditional banking products and services for professionals and small-to medium sized businesses, including consumer and commercial, mortgage, brokerage and investment, and insurance services. We also offer online banking to our customers.

        Our stock trades on the NASDAQ Capital Market under the symbol "FCCO".

  Location and Service Area

        The Bank is engaged in a general commercial and retail banking business, emphasizing the needs of small-to-medium sized businesses, professional concerns and individuals, primarily in Richland, Lexington, Kershaw and Newberry Counties of South Carolina and the surrounding areas. These counties, which we refer to as the "Midlands" region of South Carolina, had an estimated aggregate population of 764,155 (July 2012 estimates based on survey changes to 2010 U.S. Census data) and total deposits of approximately $15.8 billion as of June 30, 2013 according to the most recent data published by the FDIC. Lexington County, which is home to six of our Bank's branch offices, had a population of 270,406 (according July 2012 estimates) and total deposits of $3.4 billion as of June 30, 2013. As of June 30, 2013, approximately $267 million, or 52.4%, of our total deposits were located in Lexington County. Richland County, in which we have two branches, is the largest county in South Carolina with a population of 393,830 (according July 2012 estimates) and total deposits of $11.3 billion as of June 30, 2013. Columbia, which is located within Richland County, is South Carolina's capital city and is geographically positioned in the center of the state between the industrialized Upstate region of South Carolina and the coastal city of Charleston. Intersected by three major interstate highways (I-20, I-77 and I-26), Columbia's strategic location has contributed greatly to its commercial appeal and growth.

        We serve attractive banking markets with long-term growth potential and a well educated employment base that helps to support our diverse and relatively stable local economy. According to 2010 U.S. Census Data, Lexington, Richland, Kershaw and Newberry counties had median household incomes of $52,205, $47,922, $44,064 and $41,815, respectively, compared to $43,939 for South Carolina as a whole. The principal components of the economy within our market areas are service industries, government and education, and wholesale and retail trade. The largest employers in our market area, each of which employs in excess of 3,000 people, are Fort Jackson Army Post, the University of South Carolina, Palmetto Health Alliance, Blue Cross Blue Shield and Lexington Medical center. In addition, Amazon has built a distribution center that is expected to add approximately 2,000 full-time jobs to our market area when fully operational. The Company believes that this diversified economic base has reduced, and will likely continue to reduce, economic volatility in our market areas. Our markets have experienced steady economic and population growth over the past 10 years, and we expect that the area, as well as the service industry needed to support it, will continue to grow.

  Banking Services

        We offer a full range of deposit services that are typically available in most banks and thrift institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts ("IRAs"). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (currently, $250,000, subject to aggregation rules).

        We also offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and the purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. We originate fixed and variable rate mortgage loans, substantially all of which are sold into the secondary market. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general, we are subject to a loans-to-one-borrower limit of an amount equal to 15% of the Bank's unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the board of directors of the Bank and is fully secured by readily marketable collateral. As a result, our lending limit will increase or decrease in response to increases or decreases in the Bank's level of capital. Based upon the capitalization of the Bank at December 31, 2012, the maximum amount we could lend to one borrower is $9.2 million. In addition, we may not make any loans to any director, officer, employee, or 10% shareholder of the Company or the Bank unless the loan is approved by our board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank.

        Other bank services include internet banking, cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We offer non-deposit investment products and other investment brokerage services through a registered representative with an affiliation through LPL Financial. We are associated with Jeannie, Star, and Plus networks of automated teller machines and MasterCard debit cards that may be used by our customers throughout South Carolina and other regions. We also offer VISA and MasterCard credit card services through a correspondent bank as our agent.

        We currently do not exercise trust powers, but we can begin to do so with the prior approval of our primary banking regulators, the FDIC and the SCBFI.

  Competition

        The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in Richland, Lexington, Kershaw and Newberry Counties and elsewhere. As of June 30, 2013, there were 25 financial institutions operating approximately 198 offices in Lexington, Richland, Kershaw and Newberry Counties. The competition among the various financial institutions is based upon a variety of factors, including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Size gives larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina. As a result, we do not generally attempt to compete for the banking relationships of large corporations, but concentrate our efforts on small-to-medium sized businesses and individuals. We believe we have competed effectively in this market by offering quality and personal service. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

  Market Share

        As of June 30, 2013, the most recent date for which market data is available, total deposits in the Bank's primary market area, Lexington, Richland, Kershaw and Newberry Counties, were approximately $15.8 billion. At June 30, 2013, our deposits represented 3.24% of the market.

  Employees

        As of December 31, 2012, we had 158 full-time employees. We believe that our relations with our employees are good.

Supervision and Regulation

        Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. The general regulatory minimums to be well-capitalized are a Tier 1 leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. These regulatory capital ratios for the Bank were 10.34%, 16.87% and 18.12%, respectively, as of December 31, 2012. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company was no longer subject to the Memorandum of Understanding that it had entered into with the Federal Reserve Bank of Richmond in December of 2011 (which had terminated and replaced a Memorandum of Understanding entered into in June of 2010) (the "MOU").

First Community Corporation

        We own 100% of the outstanding capital stock of the Bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve Board") under the Bank Holding Company Act and its regulations promulgated there under. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

        Permitted Activities.    Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

  •
  banking or managing or controlling banks;

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  furnishing services to or performing services for our subsidiaries; and

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  any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

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  factoring accounts receivable;

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  making, acquiring, brokering or servicing loans and usual related activities;

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  leasing personal or real property;

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  operating a non-bank depository institution, such as a savings association;

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  trust company functions;

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  financial and investment advisory activities;

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  conducting discount securities brokerage activities;

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  underwriting and dealing in government obligations and money market instruments;

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  providing specified management consulting and counseling activities;

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  performing selected data processing services and support services;

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  acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

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  performing selected insurance underwriting activities.

        As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act ("CRA") (discussed below).

        The Federal Reserve Board has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

        Change in Control.    In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve Board approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control will be rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

        Source of Strength.    There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve Board, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

        The Federal Reserve Board also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

        In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA") require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

        The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our Bank.

        Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

        Capital Requirements.    The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "First Community Bank—Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "First Community Bank—Dividends." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

        Dividends.    Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        In addition, since the Company is legal entity separate and distinct from the Bank and does not conduct stand alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in "First Community Bank—Dividends."

        South Carolina State Regulation.    As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the SCBFI. We are not required to obtain the approval of the SCBFI prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the SCBFI's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

  First Community Bank

        As noted above, on October 1, 2012, the Bank converted from a national bank charter to a South Carolina state bank charter and the bank name was changed from First Community Bank, NA to First Community Bank. Subsequent to the conversion to a state bank charter, the Bank's primary federal regulator is the FDIC. In addition, the Bank is regulated and examined by the SCBFI. Deposits in the Bank are insured by the FDIC up to a maximum amount of $250,000, pursuant to the provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") signed into law by the U.S. President on July 21, 2010. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. In addition, the FDIC provided unlimited deposit insurance coverage for noninterest bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest bearing savings accounts through December 31, 2012 through the Transaction Account Guarantee program. The Transaction Account Guarantee program expired as of January 1, 2013 and these accounts are now insured up to the maximum $250,000 noted above.

        The SCBFI and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

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  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

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  adequacy of staff training to carry on safe lending and deposit gathering practices.

        The FDIC requires that the Bank maintain specified capital ratios of capital to assets and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

        The Bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase money loans secured by first liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

        The minimum capital ratios for both the Company and the Bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well capitalized," the Bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system are discussed in greater detail below.

        Prompt Corrective Action.    The FDICIA established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The FDIC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

  •
  Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

  •
  Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a Tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

  •
  Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a Tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

  •
  Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a Tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

  •
  Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

        If the FDIC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

        If a bank is not well capitalized, it cannot accept brokered deposits without prior regulatory approval. In addition, a bank that is not well capitalized cannot offer an effective yield in excess of 75 basis points over interest paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, the FDIC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be categorized as undercapitalized. Undercapitalized institutions are subject to growth limitations (an undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action) and are required to submit a capital restoration plan. The agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of an amount equal to 5.0% of the depository institution's total assets at the time it became categorized as undercapitalized or the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is categorized as significantly undercapitalized.

        Significantly undercapitalized categorized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become categorized as adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

        An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to the bank holding company.

        In December 2010, the Basel Committee on Banking Supervision, an international forum for cooperation on banking supervisory matters, announced the "Basel III" capital rules, which set new capital requirements for banking organizations. On June 7, 2012, the Federal Reserve Board, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the

Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issues identified in the large volume of public comments received. The final rules, which were adopted by the federal banking agencies in July 2013 and will take effect January 1, 2014, will lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. The ultimate impact of the US implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed, and at this point, the Company cannot determine the ultimate effect that the final regulations will have on its earnings or financial position. In addition, important questions remain as to how the numerous capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

        Standards for Safety and Soundness.    The Federal Deposit Insurance Act also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

        Regulatory Examination.    The FDIC also requires the Bank to prepare annual reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

        All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

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  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

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  asset quality.

        Transactions with Affiliates and Insiders.    The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Board Regulation W.

        Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

        Effective July 21, 2011, the Dodd-Frank Act expanded the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

        Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

        The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

        Dividends.    The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the SCBFI, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

        Branching.    Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the SCBFI. In addition, with prior regulatory approval, the Bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks. The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching in states such as South Carolina. This change permits out-of-state banks to open de novo branches in states where the laws of the state where the de novo branch to be opened would permit a bank chartered by that state to open a de novo branch.

        Anti-Tying Restrictions.    Under amendments to the Bank Holding Company Act and Federal Reserve Board regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

        Community Reinvestment Act.    The CRA requires that the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our Bank.

        The Gramm Leach Bliley Act (the "GLBA") made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made available to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory CRA rating in its latest CRA examination.

        Financial Subsidiaries.    Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

        Consumer Protection Regulations.    Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

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  the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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  the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

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  the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

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  the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

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  the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

        The deposit operations of the Bank also are subject to:

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  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

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  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        Enforcement Powers.    The Bank and its "institution affiliated parties," including its management, employee's agent's independent contractors and consultants, such as attorneys and accountants, and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' powers to issue cease-and-desist orders have been expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

        Anti-Money Laundering.    Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The Company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease and desist orders and money penalty sanctions against institutions found to be violating these obligations.

        USA PATRIOT Act/Bank Secrecy Act.    Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act, amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

        Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

        The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury (the "Treasury"), is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

        Privacy and Credit Reporting.    Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the Bank's policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. The Bank is subject to such standards, as well as standards for notifying consumers in the event of a security breach.

        Like other lending institutions, the Bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

        Check 21.    The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

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  allowing check truncation without making it mandatory;

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  demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  legalizing substitutions for and replacements of paper checks without agreement from consumers;

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  retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

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  requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

        Effect of Governmental Monetary Policies.    Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

        Insurance of Accounts and Regulation by the FDIC.    The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the bank's regulatory authority an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

        FDIC insured institutions are required to pay a Financing Corporation assessment to fund the interest on bonds issued to resolve thrift failures in the 1980s. The Financing Corporation quarterly assessment for the fourth quarter of 2012 equaled 1.75 basis points for each $100 of average consolidated total assets minus average tangible equity. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

        The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

        Incentive Compensation.    In June 2010, the Federal Reserve Board, the FDIC and the OCC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

        The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

        Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises.    The Congress, Treasury and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

        In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorized Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The Treasury also allocated $250 billion towards the TARP Capital Purchase Program ("CPP"), pursuant to which Treasury purchased debt or equity securities from participating institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. The EESA also temporarily increased FDIC deposit insurance on most accounts from $100,000 to $250,000.

        On November 21, 2008, as part of the CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury, pursuant to which the Company sold (i) 11,350 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 195,915 shares of the Company's common stock for an aggregate purchase price of $11,350,000 in cash. The Series T Preferred Stock qualified as Tier 1 capital and was entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The CPP Warrant had a 10-year term and was immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $8.69 per share of the common stock.

        On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of Series T Preferred Stock sold to the Treasury pursuant to the CPP. On October 8, 2012, we completed the repurchase of the remaining 7,570 shares of the Series T Preferred Stock from third party investors who bought the shares on August 29, 2012 in the Dutch auction conducted by the

Treasury. In addition, on October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant to purchase 195,915 shares of our common stock. The repurchase price agreed upon was $297,500. The repurchase of the CPP Warrant from the Treasury completely eliminated its equity stake in the Company through the TARP CPP.

        On February 17, 2009, the American Recovery and Reinvestment Act (the "Recovery Act") was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in TARP.

        The EESA and the Recovery Act have been followed by numerous actions by the Federal Reserve Board, Congress, U.S. Treasury, the SEC and others to address the liquidity and credit crisis that followed the recession that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and banks; the lowering of the federal funds rate; action against short-term selling practices, the temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

        On July 21, 2010, the US President signed into law the Dodd-Frank Act. The Dodd-Frank Act created a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act created a new Financial Stability Oversight Council to identify systemic risks in the financial system and gave federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act also created a new independent federal regulator to administer federal consumer protection laws. Many of the provisions of the Dodd-Frank Act have delayed effective dates and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be completely determined at this time, it is expected that the legislation and implementing regulations will increase the Company's operating and compliance costs. The following discussion summarizes certain significant aspects of the Dodd-Frank Act:

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  The Dodd-Frank Act required the Federal Reserve to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets, such as the Company. The Dodd-Frank Act also stipulated capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness practices.

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  The Dodd-Frank Act permanently increased the maximum deposit insurance amount for financial institutions to $250,000 per depositor, and extended unlimited deposit insurance to noninterest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadened the base for FDIC insurance assessments, which are now based on a financial institution's average consolidated total assets less tangible equity capital. The Dodd-Frank Act required the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminated the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective

    July 21, 2011, the Dodd-Frank Act eliminated the federal statutory prohibition against the payment of interest on business checking accounts.

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  The Dodd-Frank Act required publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so called "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The legislation also authorized the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directed the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the institution is publicly traded or not. The Dodd-Frank Act gave the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

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  Effective July 21, 2011, the Dodd-Frank Act prohibited a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

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  The Dodd-Frank Act authorized national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks are able to enter new markets more freely.

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  Effective July 21, 2012, the Dodd-Frank Act expanded the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act now applies Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. Historically, an exception has existed that exempts covered transactions between depository institutions and their financial subsidiaries from the 10% capital and surplus limitation set forth in Section 23A. However, the Dodd-Frank Act eliminated this exception for covered transactions entered into after July 21, 2012. Effective July 21, 2012, the Dodd-Frank Act also prohibited an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

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  The Dodd-Frank Act required that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Effective October 1, 2011, the Federal Reserve set new caps on interchange fees at $0.21 per transaction, plus an additional five basis point charge per transaction to help cover fraud losses. An additional $0.01 per transaction is allowed if certain fraud monitoring controls are in place. While the restrictions on interchange fees do not apply to banks that, together with their affiliates, have assets of less than $10 billion, such as the Bank, the restrictions could negatively impact bankcard income for smaller banks if the reductions that are required of larger banks cause industry-wide reduction of swipe fees.

  •
  The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm Leach Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as the Bank, are subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the Dodd-Frank Act allowed borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. On January 13, 2013, the CFPB published final rules to, among other things, define "qualified mortgage" and specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. For example, the rules extend the requirement that creditors verify and document a borrower's "income and assets" to include all "information" that creditors rely on in determining repayment ability. The rules also provide further examples of third party documents that may be relied on for such verification, such as government records and check cashing or funds transfer service receipts. The new rules will take effect on January 10, 2014. The Dodd-Frank Act also permitted states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

        In December 2010, the Basel Committee on Banking Supervision, an international forum for cooperation on banking supervisory matters, announced the "Basel III" capital rules, which set new capital requirements for banking organizations. On June 7, 2012, the Federal Reserve, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issues identified in the large volume of public comments received. The final rules, which were adopted by the federal banking agencies in July 2013 and will take effect January 1, 2014, will lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. The ultimate impact of the US implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed, and at this point, the Company cannot determine the ultimate effect that the final regulations will have on its earnings or financial position. In addition, important questions remain as to how the numerous capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

        Although it is likely that further regulatory actions will arise as the federal government attempts to address the economic situation, we cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        Proposed Legislation and Regulatory Action.    From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

Properties

        Lexington Property.    The principal place of business of both the Company and our Bank is located at 5455 Sunset Boulevard, Lexington, South Carolina 29072. This site, which is also the Bank's main office branch, is a 2.29 acre plot of land. The site was purchased for $576 thousand and the building costs were approximately $1.0 million. The branch operates in an 8,500 square foot facility located on this site.

        In October 2000, the Bank acquired an additional 2.0 acres adjacent to the existing facility for approximately $300 thousand. This site was designed to allow for a 24,000 to 48,000 square foot facility at some future date. The Bank completed construction and occupied the 28,000 square foot administrative center in July 2006. The total construction cost for the building was approximately $3.4 million. The Lexington property is owned by the Bank.

        Forest Acres Property.    We operate a branch office facility at 4404 Forest Drive, Columbia, South Carolina 29206. The Forest Acres site is .71 acres. The banking facility is approximately 4,000 square feet with a total cost of land and facility of approximately $920 thousand. This property is owned by the Bank.

        Irmo Property.    We operate a branch office facility at 1030 Lake Murray Boulevard, Irmo, South Carolina 29063. The Irmo site is approximately one acre. The banking facility is approximately 3,200 square feet with a total cost of land and facility of approximately $1.1 million. This property is owned by the Bank.

        Cayce/West Columbia Property.    We operate a branch office facility at 506 Meeting Street, West Columbia, South Carolina, 29169. The Cayce/West Columbia site is approximately 1.25 acres. The banking facility is approximately 3,800 square feet with a total cost of land and facility of approximately $935 thousand. This property is owned by the Bank.

        Gilbert Property.    We operate a branch office at 4325 Augusta Highway Gilbert, South Carolina 29054. The facility is an approximate 3,000 square foot facility located on an approximate one acre lot. The total cost of the land and facility was approximately $768 thousand. This property is owned by the Bank.

        Chapin Office.    We operate a branch office facility at 137 Amicks Ferry Rd., Chapin, South Carolina 29036. The facility is approximately 3,000 square feet and is located on a three acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the Bank.

        Northeast Columbia.    We operate a branch office facility at 9822 Two Notch Rd., Columbia, South Carolina 29223. The facility is approximately 3,000 square feet and is located on a one acre lot. The total cost of the facility and land was approximately $1.2 million. This property is owned by the Bank.

        Prosperity Property.    We operate a branch office at 101 N. Wheeler Avenue, Prosperity, South Carolina 29127. This office was acquired in connection with the DutchFork merger. The banking facility is approximately 1,300 square feet and is located on a .31 acre lot. The total cost of the facility and land was approximately $175 thousand. This property is owned by the Bank. On December 27, 2012, we purchased 1.23 acres directly adjacent to the existing branch for $222 thousand. This additional land, along with existing property, will be used to replace the existing facility.

        Wilson Road.    We operate a branch office at 1735 Wilson Road, Newberry, South Carolina 29108. The banking office was acquired in connection with the DutchFork merger. This banking facility is approximately 12,000 square feet and is located on a 1.56 acre lot. Adjacent to the branch facility is a 13,000 square foot facility which was formerly utilized as the DutchFork operations center. The total cost of the facility and land was approximately $3.3 million. This property is owned by the Bank.

        Redbank Property.    We operate a branch office facility at 1449 Two Notch Road, Lexington, South Carolina 29073. This branch opened for operation on February 3, 2005. The facility is approximately 3,000 square feet and is located on a one acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the Bank.

        Camden Property.    We operate a branch office facility at 631 DeKalb Street, Camden, South Carolina 29020. This office was acquired in connection with the DeKalb merger. The facility is approximately 11,247 square feet and is located on a two acre lot. The total cost of the facility and land was approximately $2.2 million. This property is owned by the Bank.

Legal Proceedings

        In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Market Price of and Dividends on First Community's Common Equity and Related Stockholder Matters

        Market for the Common Stock.    As of November 8, 2013, there were approximately 1,453 shareholders of record of our common stock. On January 15, 2003, our stock began trading on the NASDAQ Capital Market under the trading symbol of "FCCO." Prior to January 15, 2003, our stock was quoted on the OTC Bulletin Board under the trading symbol "FCCO.OB." The following table sets forth the high and low sales price information as reported by NASDAQ in 2011 and 2012 and through November 15, 2013, and the dividends per share declared on our common stock in each such quarter. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

	High	Low	Dividends
2013
Quarter ended March 31, 2013	$9.25	$8.21	$0.05
Quarter ended June 30, 2013	$10.00	$8.80	$0.05
Quarter ended September 30, 2013	$11.16	$8.44	$0.06
Quarter ended December 31, 2013 (through November 15, 2013)	$10.50	$9.95	$—
2012
Quarter ended March 31, 2012	$8.00	$5.98	$0.04
Quarter ended June 30, 2012	$8.80	$7.65	$0.04
Quarter ended September 30, 2012	$8.60	$7.84	$0.04
Quarter ended December 31, 2012	$8.68	$8.15	$0.04
2011
Quarter ended March 31, 2011	$6.75	$5.40	$0.04
Quarter ended June 30, 2011	$7.35	$6.44	$0.04
Quarter ended September 30, 2011	$7.00	$5.28	$0.04
Quarter ended December 31, 2011	$6.60	$5.42	$0.04

        Dividends.    Notwithstanding the foregoing, the future dividend policy of the Company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. Our ability to pay dividends is generally limited by the ability of the Bank to pay dividends to us. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the SCBFI, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        In this section, First Community is referred to as the "Company", "First Community", "we" and "our" and First Community Bank is referred to as the "Bank".

        Management's Discussion and Analysis is provided to assist in understanding and evaluating First Community's results of operations and financial condition. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein.

As of and For the Years Ended December 31, 2012, 2011 and 2010

Overview

        First Community Corporation is a one bank holding company headquartered in Lexington, South Carolina. We operate from our main office in Lexington, South Carolina, and our 11 full-service offices located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden, South Carolina. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. The merger added one office in Kershaw County located in the Midlands of South Carolina. During the fourth quarter of 2004, we completed our first acquisition of another financial institution when we merged with DutchFork Bancshares, Inc., the holding company for Newberry Federal Savings Bank. The merger added three offices in Newberry County. In 2007, our College Street office in Newberry was consolidated with our Wilson Road Office in Newberry. On September 15, 2008, the Company completed the acquisition of two financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC. In addition, the Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium sized businesses, professional concerns and individuals.

        The following discussion describes our results of operations for 2012, as compared to 2011 and 2010, and also analyzes our financial condition as of December 31, 2012, as compared to December 31, 2011. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest earning assets, such as loans and investments, and the expense on our interest bearing liabilities, such as deposits.

        We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2012, 2011 and 2010 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Recent Developments

        Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. The general regulatory minimums to be well-capitalized are a Tier 1 leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. These regulatory capital ratios for the Bank were 10.34%, 16.87% and 18.12%, respectively, as of December 31, 2012. The Bank is well-capitalized for regulatory purposes. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company is no longer subject to the MOU that it had entered into with the Federal Reserve Bank of Richmond in December of 2011.

        On July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1,875,000 shares of common stock at $8.00 per share, including 244,565 shares granted to the underwriters to cover overallotments, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses.

        On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of preferred stock sold to the Treasury in November 2008 pursuant to the TARP CPP. The remaining 7,570 shares of Series T Preferred Stock were purchased in this same auction by third party investors unrelated to the Company. The auction price was $982.83 per share, which we believe was the highest price paid through that date for a company's shares in the Treasury's TARP preferred stock auctions.

        Between September 30, 2012 and October 8, 2012, we repurchased or redeemed the remaining shares of Series T Preferred Stock from the third party investors at par. The repurchase amount, including those repurchased directly from the Treasury, included related non-recurring expenses in the amount of $119 thousand including attorney costs, accounting costs, and Treasury underwriter costs. In addition, we recorded a charge for the remaining discount accretion of approximately $159 thousand.

        On October 1, 2012, we completed a planned conversion from a national bank charter to a South Carolina state bank charter as a non-member bank. It is anticipated that this conversion will reduce certain regulatory examination costs in the future.

        On October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant to purchase 195,915 shares of our common stock issued to the Treasury pursuant to the TARP CPP. The repurchase price agreed upon was $297,500, and the transaction was completed in the fourth quarter of 2012. The settlement of the CPP Warrant completely eliminated the Treasury's equity stake in the Company through the TARP CPP.

        On November 15, 2012, we redeemed the $2.5 million of outstanding subordinated debt at par which was issued in November 2011.

Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

        The evaluation and recognition of other-than-temporary impairment ("OTTI") on certain investments including our private label mortgage backed securities requires significant judgment and estimates. Some of the more critical judgments supporting the evaluation of OTTI include projected cash flows including prepayment assumptions, default rates and severities of losses on the underlying collateral within the security. Under different conditions or utilizing different assumptions, the actual OTTI recognized by us may be different from the actual amounts recognized in our consolidated financial statements. See Note 4 to the financial statements for the disclosure of certain of the assumptions used as well as OTTI recognized in the financial statements during the years ended December 31, 2012, 2011 and 2010.

Results of Operations

        Our net income was $4.0 million, or $0.79 diluted earnings per common share, for the year ended December 31, 2012, as compared to net income of $3.3 million, or $0.81 diluted earnings per common share, for the year ended December 31, 2011. During 2012, we continued to control our growth in assets by reducing funding from FHLB borrowings and certificates of deposits greater than $100,000. We were able to grow loans (excluding loans held for sale) by $7.8 million from December 31, 2011 to December 31, 2012 despite the continued slow economic environment. Average loan balances increased slightly during 2012 to $331.6 million compared to $329.5 million in 2011.

        Net interest income decreased $743 thousand in 2012 from $18.3 million in 2011. The decrease in net interest income is due to the continuation of historically low interest rates throughout 2011 and 2012. The net interest margin, on a tax equivalent basis, during 2012 was 3.22% as compared to 3.33% during 2011. See below under "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" for a further discussion about the effect of the increase in net interest margin. Net interest spread, the difference between the yield on earning assets and the rate paid on interest bearing liabilities, was 2.95% in 2012 as compared to 3.11% in 2011. The provision for loan losses was $496 thousand in 2012 as compared to $1.4 million in 2011. The reduction in the provision for loan losses reflects lower net charge-offs and an improvement in our credit quality measures over the last year. Non-interest income was $8.0 million in 2012 as compared to $6.3 million in 2011. This increase was primarily due to increased mortgage origination fees as a result of the expansion of this business through the acquisition of Palmetto South Mortgage Corporation "PSMC" in the second half of 2011. Non-interest expense increased to $19.4 million in 2012 as compared to $18.4 million in 2011. As discussed below under "Non-interest income and expense," the increase is attributable to increases in salary and benefits of $1.6 million in 2012as compared to 2011.

        Net interest income increased $180 thousand in 2011 from $18.1 million in 2010 to $18.3 million in 2011. The increase in net interest income was primarily due to the increase in the net interest margin in 2011 as compared to 2010. The impact of the improvement in net interest margin was somewhat offset by a decrease in average earning assets of $5.5 million from $556.0 million during 2010 to $550.5 million in 2011. The net interest margin, on a tax equivalent basis, during 2010 was 3.28%, as compared to 3.33% during 2011. Net interest spread, the difference between the yield on earning assets and the rate paid on interest bearing liabilities, was 3.11% in 2011, as compared to 3.01% in 2010. The provision for loan losses was $1.9 million in 2010 as compared to $1.4 million in 2011. Non-interest income was $3.8 million in 2010 as compared to $6.3 million in 2011. This increase is primarily due to lower other-than-temporary impairment charges, and increases in both mortgage origination fees and fee income on investment advisory services and commission on sale of non-deposit products in 2011 as compared to 2010. Non-interest expense increased to $18.4 million in 2011 as compared to $17.7 million in 2010. As discussed below under "Non-interest income and expense," the increase is primarily attributable to increases in salary and benefits of $578 thousand in 2011 as compared to 2010.

Net Interest Income

        Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest earning assets and the rates paid on our interest bearing liabilities, the relative amounts of interest earning assets and interest bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest earning assets and interest bearing liabilities.

        Net interest income totaled $17.6 million in 2012, $18.3 million in 2011 and $18.1 million in 2010. The yield on earning assets was 4.15%, 4.64%, and 4.95% in 2012, 2011 and 2010, respectively. The rate paid on interest bearing liabilities was 1.20%, 1.53%, and 1.94% in 2012, 2011, and 2010, respectively. The fully taxable equivalent net interest margin was 3.22% in 2012, 3.33% in 2011 and 3.28% in 2010. Our loan to deposit ratio on average during 2012 was 70.3%, as compared to 70.6% during 2011 and 73.5% during 2010. Loans typically provide a higher yield than other types of earning assets, and thus, one of our goals is to grow the loan portfolio as a percentage of earning assets in order to improve the overall yield on earning assets and the net interest margin. At December 31, 2012, the loan (including held for sale) to deposit ratio was 71.9%.

        The net interest margin decreased in 2012 as compared to 2011. Starting in early 2008 and continuing through 2012, interest rates have been at historic lows. The yield on earning assets decreased by 49 basis points and our cost of funds decreased by 33 basis points in 2012 as compared to

2011. This resulted in a decrease in our net interest spread of 16 basis points in 2012 as compared to 2011. Continued historically low interest rates have impacted our ability to reduce funding cost in relation in proportion to the decline in earning asset yields. As a result, we continued to control the growth of our balance sheet and increased our funding from lower cost sources (non-interest bearing transaction accounts, interest bearing transaction accounts, money market accounts and savings deposits). During 2012, the average balance in these accounts increased by $26.0 million as compared to 2011. This change in the mix of funding sources has lessened the impact of the significant decline in our yield on earning assets. Our average borrowings and time deposits, which are typically the higher costing funding source, decreased $36.9 million and $18.6 million, respectively, in 2012 as compared to 2011. Throughout 2012, time deposits and borrowed funds represented 59.9% of our total interest bearing funding sources and in 2011 these balances represented 65.1% of our interest bearing funding sources.

        The net interest margin showed slight improvement in 2011 as compared to 2010. The yield on earning assets decreased by 31 basis points and our cost of funds decreased by 41 basis points in 2011 as compared to 2010. This resulted in an increase in our net interest spread of 10 basis points in 2011 as compared to 2010. Close monitoring of time deposit pricing as well as reducing the level of borrowed funds enabled our cost of funds to decline more than the yield on earning assets between the two periods. Our average borrowings and time deposits, which are typically the higher costing funding source, decreased $18.6 million and $14.8 million, respectively, in 2011 as compared to 2010. During 2011, the average balance in the lower cost sources of funding increased by $26.9 million as compared to 2010. This change in the mix of funding sources contributed to the improvement in our margin between the two periods. Throughout 2011, time deposits and borrowed funds represented 65.1% of our total interest bearing funding sources and in 2010 these balances represented 70.3% of our interest bearing funding sources.

        Average Balances, Income Expenses and Rates.    The following table depicts, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year ended December 31,
	2012			2011			2010
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets
Earning assets
Loans(1)	$331,564	$18,361	5.54%	$329,534	$19,110	5.80%	$337,143	$19,851	5.89%
Securities	204,926	4,557	2.22%	205,744	6,342	3.08%	194,426	7,566	3.89%
Other short-term investments(2)	17,234	84	0.49%	15,178	74	0.49%	24,420	94	0.38%

Total earning assets	553,724	23,002	4.15%	550,456	25,526	4.64%	555,989	27,511	4.95%
Cash and due from banks	8,643			7,992			7,556
Premises and equipment	17,388			17,759			18,343
Intangible assets	832			740			1,189
Other assets	25,556			31,791			30,755
Allowance for loan losses	(4,843)			(4,823)			(4,882)
Total assets	$601,300			$603,915			$608,950

Liabilities
Interest-bearing liabilities(2)
Interest-bearing transaction accounts	$89,734	151	0.17%	$83,625	270	0.32%	$70,138	359	0.51%
Money market accounts	52,575	153	0.29%	48,802	209	0.43%	44,293	307	0.69%
Savings deposits	39,020	49	0.13%	32,093	48	0.15%	29,271	76	0.26%
Time deposits	198,392	2,769	1.40%	219,737	4,046	1.84%	238,297	5,539	2.32%
Other borrowings	71,926	2,306	3.21%	87,460	2,636	3.01%	102,282	3,093	3.02%

Total interest-bearing liabilities	451,647	5,428	1.20%	471,717	7,209	1.53%	484,281	9,374	1.94%
Demand deposits	91,737			82,572			76,485
Other liabilities	5,469			5,286			5,269
Shareholders' equity	52,447			44,340			42,915
Total liabilities and shareholders' equity	$601,300			$603,915			$608,950

Net interest spread			2.95%			3.11%			3.01%
Net interest income/margin		$17,574	3.17%		$18,317	3.33%		$18,137	3.26%

Net interest margin (tax equivalent)(3)			3.22%			3.33%			3.28%

(1)
All loans and deposits are domestic. Average loan balances include non-accrual loans and loans held for sale.

(2)
The computation includes federal funds sold, securities purchased under agreement to resell and interest bearing deposits.

(3)
Based on 32.5% marginal tax rate.

        The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and due to rate.

	2012 versus 2011 Increase (decrease) due to			2011 versus 2010 Increase (decrease) due to
(In thousands)	Volume	Rate	Net	Volume	Rate	Net
Assets
Earning assets
Loans	$117	$(866)	$(749)	$(428)	$(313)	$(741)
Investment securities	(25)	(1,759)	(1,784)	420	(1,645)	(1,225)
Other short-term investments	10	0	10	(41)	21	(20)
Total earning assets	151	(2,674)	(2,523)	(277)	(1,709)	(1,986)
Interest-bearing liabilities
Interest-bearing transaction accounts	18	(137)	(119)	60	(149)	(89)
Money market accounts	18	(74)	(56)	36	(134)	(98)
Savings deposits	9	(8)	1	7	(35)	(28)
Time deposits	(366)	(911)	(1,277)	(407)	(1,086)	(1,493)
Other short-term borrowings	(515)	186	(329)	(447)	(11)	(458)
Total interest-bearing liabilities	(323)	(1,457)	(1,780)	(250)	(1,916)	(2,166)
Net interest income			$(743)			$180

Market Risk and Interest Rate Sensitivity

        Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured in either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Management Committee ("ALCO") to monitor and manage interest rate risk. The ALCO monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income. The ALCO has established policy guidelines and strategies with respect to interest rate risk exposure and liquidity.

        A monitoring technique employed by us is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis or asset/liability modeling are precise indicators of our interest sensitivity position due to the many factors that affect net interest income including, the timing, magnitude and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

        The following table illustrates our interest rate sensitivity at December 31, 2012.

Interest Sensitivity Analysis

(Dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Assets
Earning assets
Loans(1)	111,690	$117,750	$77,724	$20,153	$327,317
Loans Held for Sale	9,658	—	—	—	9,658
Securities(2)	78,971	45,833	26,013	51,636	202,453
Federal funds sold, securities purchased under agreements to resell and other earning assets	7,021	—	—	—	7,021

Total earning assets	207,340	163,583	103,737	71,789	546,449

Liabilities
Interest bearing liabilities
Interest bearing deposits
NOW accounts	20,798	34,152	14,007	28,014	96,971
Money market accounts	13,476	18,866	5,390	16,171	53,903
Savings deposits	8,220	6,165	4,110	22,605	41,100
Time deposits	109,369	47,086	29,020	2	185,477

Total interest-bearing deposits	151,863	106,269	52,527	66,792	377,451
Other borrowings	31,411	4,094	20,096	12,107	67,708

Total interest-bearing liabilities	183,274	110,363	72,623	78,899	445,159

Period gap	$24,067	$53,220	$31,114	$(7,110)	$101,291
Cumulative gap	$24,067	$77,287	$108,401	$101,291	$101,291
Ratio of cumulative gap to total earning assets	4.40%	14.14%	19.84%	18.54%	18.54%

(1)
Loans classified as non-accrual as of December 31, 2012 are not included in the balances.

(2)
Securities based on amortized cost.

        We entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. We receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. Our exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. Our exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. At December 31, 2012 and 2011, the fair value of the contract was a negative $338 thousand and $602 thousand, respectively. The fair value adjustment during each reporting period is recognized in other income. For the years ended December 31, 2012, 2011 and 2010, the adjustment reflected in earnings amounted to ($58) thousand, $(166) thousand and $(581) thousand, respectively. The fair value of the contract is the present value, over the remaining term of the contract, of the difference between the estimated swap rate, for the remaining term, at the reporting date multiplied by the notional amount and the fixed interest rate of 3.66% multiplied by the notional amount of the contract. The interest rate swap contract expires on October 8, 2013.

        Through simulation modeling, we monitor the effect that an immediate and sustained change in interest rates of 100 basis points and 200 basis points up and down will have on net-interest income over the next 12 months. Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2012 and 2011 over the subsequent 12 months. At December 31, 2012, we are slightly asset sensitive. As a result, our modeling reflects improvement in our net interest income in a rising rate environment. In a declining rate environment, the model reflects a significant decline in net interest income. This primarily results from the current level of interest rates being paid on our interest bearing transaction accounts as well as money market accounts. The interest rates on these accounts are at a level where they cannot be repriced in proportion to the change in interest rates. The increase and decrease of 100 and 200 basis points assume a simultaneous and parallel change in interest rates along the entire yield curve.

Net Interest Income Sensitivity

	Hypothetical percentage change in net interest income December 31,
Change in short-term interest rates	2012	2011
+200bp	6.52%	3.05%
+100bp	3.83%	2.06%
Flat	—	—
-100bp	-9.05%	-7.48%
-200bp	-13.58%	-12.91%

        We also perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. At December 31, 2012 and 2011, the PVE exposure in a plus 200 basis point increase in market interest rates was estimated to be 7.53% and 2.70%, respectively. During 2012 and 2011, the improvement in the PVE to rising rates is a result of two factors. The first is the change in the mix of our funding sources as noted above in the "Net Interest Income" section above. The other significant impact results from changes in certain assumption in our interest rate risk model in 2011. During 2011, we performed an internal analysis of our deposit products as it relates to repricing and decay assumptions on certain deposit products. This study resulted in lengthening the average life and decay rates of our deposit products from what had been modeled in prior periods. The change in assumptions was not run for prior periods as the change in these assumptions has no impact on the results of operations or financial position.

  Provision and Allowance for Loan Losses

        At December 31, 2012, the allowance for loan losses amounted to $4.6 million, or 1.39% of loans (excludes loans held for sale), as compared $4.7 million, or 1.45% of loans, at December 31, 2011. Our provision for loan loss was $496 thousand for the year ended December 31, 2012, as compared to $1.4 million and $1.9 million for the years ended December 31, 2011 and 2010, respectively. The provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period, especially considering the overall weakness in the commercial real estate market in our market areas.

        We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification (See Note 5—Loans). The annualized weighted average loss ratios over the last 24 months for loans classified substandard, special mention and pass have been approximately 3.55%, 1.43% and 0.19%, respectively. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. As a result of the economic downturn beginning in 2008 and continuing through 2012, real estate values have been dramatically impacted. With our loan portfolio consisting of a large percentage of real estate secured loans we, like most financial institutions, continue to experience higher delinquencies and problem loans from pre 2008 historical levels. Non-performing assets were $13.2 million (2.20% of total assets) at December 31, 2010, $12.8 million (2.16% of total assets) at December 31, 2011, and $8.8 million (1.45% of total assets) at December 31, 2012. While we continue to experience moderation in this ratio as evidenced by the decline as of December 31, 2012 compared to December 31, 2011, and we believe these ratios are favorable in comparison to current industry results nationally and specifically in our local markets, we continue to be concerned about the impact of this economic environment on our customer base of local businesses and professionals. As noted below in the "Allocation of the Allowance for Loan Losses" table, the unallocated portion of the allowance as a percentage of the total allowance has grown over the last several years. The allocated portion of the allowance is based on historical loss experience as well as certain qualitative factors as explained above. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. The unallocated portion of the allowance is composed of factors based on management's evaluation of various conditions that are not directly measured in the estimation of probable losses through the experience formula or specific allowances. The unallocated allowance of the portfolio is primarily identified through discussions with senior credit management and through consideration of various portfolio specifics and other uncertainties outside of our markets that could impact the risk inherent in the portfolio. These include factors such as uncertainty as to a sustainable economic recovery, ongoing global debt crisis and sustained levels of high national unemployment. Given these uncertainties in economic conditions and particularly real estate valuations, we do not believe it would be prudent to reduce substantially the overall level of our allowance at this time. The unallocated portion as a percentage of the loan portfolio has grown recently, primarily as a result of higher historical loss periods dropping out of our overall analysis accompanied by a relatively flat loan portfolio. As economic conditions show sustainable improvement, we believe the unallocated portion of the allowance should decrease as a percentage of the total allowance. In the near term, however, this percentage may continue to increase slightly.

        Our Company has a significant portion of its loan portfolio with real estate as the underlying collateral. At December 31, 2012 and 2011, approximately 92.0% of the loan portfolio had real estate collateral (see Note 15 to financial statements for concentrations of credit). When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. During this economic cycle many borrowers' traditional income sources have been impacted negatively and real estate values have dropped significantly. We continue to work closely with all our borrowers that are experiencing economic problems as a result of this cycle and believe we have the processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

        At December 31, 2012, 2011, and 2010, we had non-accrual loans in the amount of $4.7 million, $5.4 million and $5.9 million, respectively. Nonaccrual loans at December 31, 2012 consisted of 23 loans. All of these loans are considered to be impaired, are substantially all real estate-related, and have been measured for impairment under the fair value of the collateral method. We consider a loan to be impaired when, based upon current information and events, it is believed that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Such fair values are obtained using independent appraisals, which we consider to be level 2 inputs. The aggregate amount of impaired loans was $6.2 million and $9.4 million for the years ending December 31, 2012 and 2011, respectively. The non-accrual loans range in size from $1 thousand to $1.4 million. The largest relationship is in the amount of $1.4 million with a mortgage on an owner occupied commercial business located in the midlands of South Carolina.

        In addition to the non-accrual loans that are considered to be impaired, we have nine loans totaling $1.5 million that are classified as troubled debt restructurings but are accruing loans as of December 31, 2012. The largest relationship consists of two loans totaling $595 thousand. The real estate securing these two loans is currently under contract to be sold by the borrower. (See Note 5, Loans, to the consolidated financial statements for additional disclosures related to impaired loans and troubled debt restructurings.) There were $2.6 million, $3.2 million, and $2.4 million in loans delinquent 30 to 89 days at December 31, 2012, 2011 and 2010, respectively. There were $55 thousand, $25 thousand and $373 thousand in loans greater than 90 days delinquent and still accruing interest at December 31, 2012, 2011 and 2010, respectively.

        Our management continuously monitors non-performing, classified and past due loans to identify deterioration regarding the condition of these loans. We have identified three relationships in the amount of $2.3 million, which are current as to principal and interest at December 31, 2012 and not included in non-performing assets, that could be potential problem loans. Each of these loans is real estate-related, and the loans range in size from $300 thousand to $800 thousand. They have been identified as potential problems based on our review that their traditional sources of cash flow may have been impacted and that they may ultimately not be able to service the debt. These loans are continually monitored and are considered in our overall evaluation of the adequacy of our allowance for loan losses.

        The following table summarizes the activity related to our allowance for loan losses.

Allowance for Loan Losses

(Dollars in thousands)	2012	2011	2010	2009	2008
Average loans and loans held for sale outstanding	$331,564	$329,534	$337,143	$337,743	$318,954

Loans and loans held for sale outstanding at period end	$341,769	$328,036	$329,954	$344,187	$332,964

Total nonaccrual loans	$4,715	$5,403	$5,890	$4,136	$1,757

Loans past due 90 days and still accruing	$55	$25	$373	$1,022	$59

Beginning balance of allowance	$4,699	$4,911	$4,854	$4,581	$3,530
Loans charged-off:
Construction and development loans	—	—	—	1,402	—
1 - 4 family residential mortgage	126	465	1,273	450	763
Non-farm non-residential mortgage	187	498	223	117	—
Multifamily residential	93	84	—	—	—
Home equity	—	285	187	107	16
Commercial	258	265	125	700	271
Installment & credit card	44	62	91	174	90
Overdrafts	34	37	50	34	110

Total loans charged-off	742	1,696	1,949	2,984	1,250

Recoveries:
1 - 4 family residential mortgage	85	5	43	9	41
Non-farm non-residential mortgage	—	—	2	8	—
Home equity	3	5	9	4	4
Commercial	42	31	32	73	52
Installment & credit card	25	10	19	54	18
Overdrafts	13	13	23	6	57

Total recoveries	168	64	128	154	172

Net loans charged off	574	1,632	1,821	2,830	1,078

Provision for loan losses	496	1,420	1,878	3,103	2,129

Balance at period end	$4,621	$4,699	$4,911	$4,854	$4,581

Net charge-offs to average loans	0.17%	0.50%	0.54%	0.84%	0.34%
Allowance as percent of total loans	1.39%	1.45%	1.49%	1.41%	1.38%
Non-performing loans as % of total loans	1.44%	1.67%	1.90%	1.50%	.55%
Allowance as % of non-performing loans	96.88%	86.60%	78.41%	94.11%	252.26%

        The following table presents an allocation of the allowance for loan losses at the end of each of the past five years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

Allocation of the Allowance for Loan Losses

	2012		2011		2010		2009		2008
Dollars in thousands	Amount	% of loans in category	Amount	% of loans in category	Amount	% of loans in category	Amount	% of loans in category	Amount	% of loans in category
Commercial, Financial and Agricultural	$338	6.3%	$331	6.4%	$681	6.2%	$634	6.6%	$681	8.3%
Real Estate Construction	—	3.9%	—	3.6%	905	3.2%	1,331	5.8%	1,319	8.7%
Real Estate Mortgage:
Commercial	1,322	68.2%	1,475	67.9%	1,404	66.2%	1,522	62.2%	1,641	57.7%
Residential	235	11.7%	514	11.8%	465	14.1%	243	14.8%	289	15.7%
Consumer	417	9.9%	578	10.3%	414	10.3%	133	10.6%	100	9.6%
Unallocated	2,309	N/A	1,801	N/A	1,042	N/A	991	N/A	551	N/A

Total	$4,621	100.0%	$4,699	100.0%	$4,911	100.0%	$4,854	100.0%	$4,581	100.0%

        Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid, is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

Noninterest Income and Expense

        Noninterest Income.    A significant source of noninterest income is service charges on deposit accounts. We also originate fixed rate residential loans on a servicing released basis in the secondary market. These loans are fixed rate residential loans that are originated in our name. These loans have locked in price commitments to be purchased by investors at the time of closing. Therefore, these loans present very little market risk for the Company. We typically deliver to, and receive funding from, the investor within 30 days. Other sources of noninterest income are derived from investment advisory fees and commissions on non-deposit investment products, bankcard fees, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer and official check fees. Non-interest income increased from $6.3 million in 2011 to $8.0 million in 2012. Deposit service charges decreased by $248 thousand in 2012 as compared to 2011, primarily as a result of changes to Regulation E that became effective July 1, 2010 required that customers affirmatively opt in to our overdraft protection program. To the extent customers who had previously utilized this product did not opt in, these changes have resulted in reduced fees resulting from ATM and point of sale transactions. It is expected that this regulatory change, along with other proposals or recommendations related to overdraft protection programs including mandated limitations on the number of items an institution can charge within established time frames, as well as, the order in which items presented for payment must be processed on accounts, could reduce deposit service charge fees in the future. Mortgage origination fees increased by $2.2 million to $4.2 million in 2012 from $2.0 million in 2011. As previously noted, the addition of Palmetto South as of July 31, 2011 was a significant contributor to the increased mortgage fees in the third and fourth quarters of 2011 and throughout the entire year of 2012. Historically low interest rates continued to impact the level of refinancing activity during 2012. Investment advisory fees and non-deposit commissions decreased to $651 thousand in 2012 as compared to $767 thousand in 2011. An increased focus on this source of revenue should enable us to reverse this decline in 2013 and thereafter.

        During the years ended December 31, 2012 and 2011, we sold certain non-agency MBSs that were rated below investment grade. In 2012, we sold eight below investment grade non-agency MBSs and one investment grade corporate security with a total book value of approximately $11.7 million. The loss on the sales amounted to approximately $2.1 million and was offset by gains of the approximate same amount from the sale of certain agency MBSs and municipal securities. The sales in 2011 also related primarily to the sale of certain non-agency MBSs that had been downgraded to below investment grade. The sales of below investment grade and the other investment securities resulted in net gains of $26 thousand and $575 thousand in 2012 and 2011, respectively. The proceeds were reinvested in our investment portfolio, primarily in securities with a risk rating of 20% or less. During the year ended December 31, 2012, we incurred OTTI charges of $200 thousand (credit component) on certain non-agency MBSs that were sold as part of the transactions noted above. This compares to OTTI charges in 2011 of $297 thousand (see Note 4—Investment Securities to our Consolidated Financial Statements for further information). The sales as well as the OTTI charges in 2012 and 2011 continued to significantly reduce the level of securities on our balance sheet that are rated below investment grade. At December 31, 2012, there were four remaining investments in our portfolio rated below investment grade with a carrying value of $1.6 million. During the year ended December 31, 2012 and 2011, we prepaid FHLB advances in the amount of $6.0 million and $10.7 million, respectively. We incurred losses in the amount of $217 thousand and $188 thousand during 2012 and 2011, respectively, as a result of the prepayment of these advances.

        During 2012, we recorded a negative fair value adjustment on an interest rate swap with a notional amount of $10.0 million in the amount of $58 thousand as compared to a negative $166 thousand in 2011. The interest rate swap was entered into in 2008 to protect assets and liabilities from the negative impact in a rising interest rate environment (See "Market Risk and Interest Rate Sensitivity" discussion). This swap expires on October 8, 2013.

        Deposit service charges decreased by $65 thousand in 2011 as compared to 2010. As previously discussed, changes to Regulation E that became effective July 1, 2010 required that customers affirmatively opt in to our overdraft protection program. To the extent customers who had previously utilized this product did not opt in, these changes have resulted in reduced fees resulting from ATM and point of sale transactions. Mortgage origination fees increased by $939 thousand to $1.9 million in 2011 from $1.0 million in 2010. The addition of Palmetto South as of July 31, 2011 was a significant contributor to the increased mortgage fees in the third and fourth quarters of 2011. Investment advisory fees and non-deposit commissions increased to $767 thousand in 2011 as compared to $501 thousand in 2010. This increase results from a continued effort and emphasis placed on this revenue source, as well as an overall increase in the assets under management. For the year ended December 31, 2011, we had net gains on the sale of securities in the amount of $575 thousand, as compared to $827 thousand in the comparable period of 2010. The net gains related primarily to the sale of certain non-agency MBSs that had been downgraded by the rating agencies to below investment grade, other investment grade non-agency MBSs, agency MBSs and shares of FHLMC preferred stock. The FHLMC preferred stock was previously written down in 2008 as a result of FHLMC being placed into conservatorship. These sales were initiated to reduce the level of securities on our balance sheet that were rated below investment grade. The cash generated from these transactions was reinvested in our investment portfolio, primarily in securities with a risk rating of 20% or less. During 2010, we restructured a portion of our available-for-sale investments. During the second quarter of 2010, we sold a CDO and realized a loss in the amount of $1.7 million. Approximately $41.0 million in available-for-sale GSE bonds and MBSs were sold that realized a gain of approximately $1.7 million. In the third and fourth quarters of 2010, we sold two corporate securities, certain non-taxable municipal securities and other GSE securities and realized gains of $711 thousand. The sales and resulting net gains during the last half of 2010 were a result of our desire to restructure the portfolio to better position us for a rising rate environment as well as investing in securities that have a lower regulatory risk weighting such as GNMA mortgage backed securities and SBA pools.

        Other than temporary impairment ("OTTI") charges (credit component) were $297 thousand in 2011 as compared to $1.6 million in 2010. The 2011 OTTI charges were taken on four below investment grade private label MBSs. In 2010, OTTI charges of $477 thousand (credit component)

were realized on nine private label mortgage backed securities and $1.1 million on one pooled trust preferred security.

        During 2011, we recorded a negative fair value adjustment on an interest rate swap with a notional amount of $10.0 million in the amount of $166 thousand. This compares to a negative fair value adjustment of $581 thousand during 2010. The interest rate swap was entered into in 2008 to protect assets and liabilities from the negative impact in a rising interest rate environment (See "Market Risk and Interest Rate Sensitivity" discussion). In 2011, we realized a loss on early extinguishment of debt in the amount of $188 thousand. "Other" non-interest income increased by $253 thousand in 2011 as compared to 2010. The increase primarily relates to increases in ATM surcharge and debit card exchange fees of $220 thousand. This results from an increase in number of new transaction accounts as well as increased usage of our debit card product by existing customers. During 2010, we realized fee income related to ATM and debit card usage, to include interchange fees, of approximately $840 thousand as compared to $1.0 million in 2011.

        Noninterest Expense.    In the very competitive financial services industry, we recognize the need to place a great deal of emphasis on expense management and continually evaluate and monitor growth in discretionary expense categories in order to control future increases. Noninterest expense increased from $18.4 million in 2011 to $19.4 million in 2012. Salary and benefit expense increased $1.7 million from $9.5 million in the 2011 to $11.2 million in 2012. At December 31, 2011, we had 157 full time equivalent employees as compared to 158 full time employees at December 31, 2012. As a result of the Palmetto South acquisition in the third quarter of 2011, we added approximately 10 full time equivalent employees. The compensation paid to most of these employees is variable based on mortgage origination fees generated. Having the Palmetto South employees for the entire year of 2012, normal salary adjustments and increased health insurance cost account for the majority of the increase in salary and benefit cost in 2012 as compared to 2011. FDIC insurance assessments decreased $292 thousand in 2012 as compared 2011. During the second quarter of 2011, the FDIC changed the assessment from a deposit base to an asset based calculation. The impact to community banks in our asset range was to generally lower the amount of our assessment. This change in assessment, in addition to the lifting of the previously mentioned formal agreement, resulted in the lower FDIC premiums in 2012. In November 2009, all insured institutions with limited exceptions were required to prepay insurance assessments for a three-year period. Our prepayment made in December 2009 amounted to approximately $2.9 million. At December 31, 2012, the remaining prepaid insurance assessment amounted to $350 thousand and is included in "Other assets". Other real estate expenses increased by $170 thousand in 2012, as compared to 2011. This increase results from a write-down on real estate previously acquired for a potential future branch site to its estimated fair value. The write down on this property was $170 thousand.

        Salary and benefit expense increased $578 thousand from $8.9 million in the 2010 to $9.5 million in 2011. At December 31, 2010, we had 147 full time equivalent employees as compared to 157 full time employees at December 31, 2011. The increase in number of full time equivalent employees, as well as normal salary adjustments made for 2011, account for the increase in salary and benefit expense in 2011 as compared to 2010. As previously noted, we acquired Palmetto South on July 31, 2011, which is the primary contributor to the increase in the number of full time equivalent employees in 2011 as compared to 2010. ATM/debit card processing expense increased by $58 thousand in 2011 as compared to 2010. This increase is a result of increased number of accounts as well as higher utilization by existing customers of the debit card product. FDIC insurance assessments decreased $114 thousand in 2011 as compared 2010. As noted above in the second quarter of 2011 the FDIC changed the assessment from a deposit base to an asset based calculation which resulted in lowering the amount of our assessment.

        The following table sets forth for the periods indicated the primary components of noninterest expense:

	Year ended December 31,
(In thousands)	2012	2011	2010
Salary and employee benefits	$11,152	$9,520	$8,942
Occupancy	1,358	1,289	1,229
Equipment	1,168	1,147	1,162
Marketing and public relations	478	452	402
ATM/debit card processing	479	472	414
Supplies	138	178	150
Telephone	297	307	302
Courier	72	66	63
Correspondent services	168	193	97
FDIC/FICO premium	597	889	1,003
Insurance	209	213	220
Other real estate expenses	1,010	840	823
Professional fees	745	1,040	1,068
Loss on limited partnership interest	194	119	119
Postage	172	174	181
Director fees	312	319	264
Amortization of intangibles	204	517	621
Other	692	666	624

	$19,445	$18,401	$17,684

 Income Tax Expense

        Income tax expense for 2012 was $1.6 million as compared to income tax expense for the year ended December 31, 2011 of $1.5 million and $565 thousand for the year ended December 31, 2010 (see note—14 'Income Taxes" to the Consolidated Financial Statements for additional information). We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. A valuation allowance is then established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. At December 31, 2012, there is a deferred tax valuation allowance of $132 thousand primarily related to a capital loss carryforward that will likely expire prior to being realized. Contribution carry forwards of approximately $710 thousand expired in 2010 and the related valuation allowance in the amount of $241 thousand was reversed. As of December 31, 2012 we have a tax net loss carryforward of approximately $6.2 million. The carryforward expires in 2032. See Note 14, Income Taxes, to the financial statements for a reconciliation of the tax expense. It is anticipated that our effective tax rate for 2013 will be between 28% and 31%.

Financial Position

        Assets totaled $602.9 million at December 31, 2012 as compared to $593.9 million at December 31, 2011, an increase of $9.0 million. Over the last three years, we have successfully controlled balance sheet growth by paying down FHLB advances as they mature or prepaying the advances when the pricing and our liquidity were favorable. Loans at December 31, 2011 were $324.3 million as compared to $332.1 million (excluding loans held for sale) at December 31, 2012. We funded in excess of $49.7 million of new loan production in 2012. At December 31, 2011, loans accounted for 59.9% of earning assets, as compared to 60.0% at December 31, 2011. The loan-to-deposit ratio at December 31, 2012 was 69.9% as compared to 69.8% at December 31, 2011. During 2011, we began to close and fund loans originated for sale, in the secondary market, in the name of the Bank. These loans are generally held for less than thirty days and have locked in purchase commitments by investors prior to closing. Prior to 2011, the loans originated for sale were closed and funded in the investors name and therefore were not reflected on our balance sheet. At December 31, 2012, loans held for sale amounted to $9.7 million as compared to $3.7 at December 31, 2011. Investment securities were $206.0 million at December 31, 2012 as compared to $206.7 million at December 31, 2011. Short-term federal funds sold and interest bearing bank balances were $7.0 million at December 31, 2012 compared to $5.9 million at December 31, 2011. Deposits increased by $10.4 million to $475.0 million at December 31, 2012 as compared to $464.6 million at December 31, 2011. At December 31, 2012, we had no brokered certificates of deposits. As previously discussed due to the current economic cycle and the significant emphasis by regulators and the investment community on tangible capital, regulatory capital ratios and overall liquidity, we attempted to control the growth of our balance sheet throughout 2011 and 2012. We have focused on growing our pure deposit base (deposits excluding time deposits) while continuing to fund soundly underwritten loans. As a result non-interest bearing, NOW, money market and savings deposits grew by $35.4 million in 2012 while time deposits declined by $25.0 million. During 2011 and 2012, we sold certain non-agency MBSs that had previously been downgraded by the rating agencies to below investment grade, other investment grade non-agency MBSs, agency MBSs and shares of FHLMC preferred stock. The FHLMC preferred stock had previously been written down in 2008 as a result of FHLMC being placed into conservatorship. These sales served to significantly reduce the level of securities on our balance sheet that are rated below investment grade (see Note 5, Investment Securities, for further information). As of December 31, 2012, the total book value of securities (four securities) rated below investment grade in our portfolio amounted to $1.6 million. As previously noted, management continues to monitor the remaining portfolio with a high degree of scrutiny. There can be no assurance that we will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which would require a charge to earnings in such period. We do not consider any of our investments to have additional other-than-temporary impairment in excess of amounts previously recognized at December 31, 2012.

        Shareholders' equity totaled $54.2 million at December 31, 2012, as compared to $47.9 million at December 31, 2011. As previously noted, on July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses. The proceeds were used to repurchase the 11,350 outstanding shares of our Series T Preferred Stock originally issued to the Treasury pursuant to the TARP CPP. In addition, on October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant issued to the Treasury pursuant to the TARP CPP. The repurchase price was $297,500. The repurchase of the CPP Warrant was closed on November 1, 2012. The net proceeds were also used to redeem the $2.5 million of outstanding subordinated debt at par on November 15, 2012, which was originally issued in November 2011. The balance of the proceeds from the public offering will be used for general corporate purposes, including contributing a portion of the proceeds to the Bank as additional capital if it may be needed to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria.

        Net income available to common shareholders less dividend payments to common shareholders resulted in retained deficit decreasing to $14.9 million as of December 31, 2012. Due to the low interest rate environment and the continued reduction in below investment grade securities, accumulated other comprehensive income increased from $1.3 million at December 31, 2011 to $2.4 million at December 31, 2012.

 Earning Assets

Loans and loans held for sale

        Loans typically provide higher yields than the other types of earning assets. During 2012, loans accounted for 59.9% of average earning assets. The loan portfolio (including held-for-sale) averaged $329.5 million in 2011 as compared to $331.6 million in 2012. Quality loan portfolio growth continues to be a strategic focus in 2013 and thereafter. Associated with the higher loan yields are the inherent credit and liquidity risks, which we attempt to control and counterbalance. One of our goals as a community bank has, and continues to be, to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. In 2012, we funded new loans (excluding loans originated for sale) of approximately $49.7 million as compared to $46.5 million in 2011. Loan production and portfolio growth rates continue to be impacted by the current slow economic cycle, as borrowers are less inclined to leverage their corporate and personal balance sheets. However, we remain committed to meeting the credit needs of our local markets. A continuation of the slow recovery from recessionary national and local economic conditions, as well as deterioration of asset quality within our Company, could significantly impact our ability to grow our loan portfolio. Significant increases in regulatory capital expectations beyond the traditional "well capitalized" ratios and significantly increased regulatory burdens could impede our ability to leverage our balance sheet and expand the loan portfolio.

        The following table shows the composition of the loan portfolio by category:

	December 31,
(In thousands)	2012	2011	2010	2009	2008
Commercial, financial & agricultural	$20,924	$20,608	$20,555	$22,758	$27,833
Real estate:
Construction	13,052	11,767	10,540	19,972	28,832
Mortgage—residential	38,892	38,337	46,684	50,985	52,423
Mortgage—commercial	226,575	220,288	218,298	214,178	191,832
Consumer:
Home equity	27,173	27,976	27,747	28,824	23,872
Other	5,495	5,335	6,130	7,470	8,172

Total gross loans	332,111	324,311	329,954	344,187	332,964
Allowance for loan losses	(4,621)	(4,699)	(4,911)	(4,854)	(4,581)

Total net loans	$327,490	$319,612	$325,043	$339,333	$328,383

        In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at year-end 2012 and 2011 were commercial mortgage loans in the amount of $226.6 million and $220.3 million, representing 68.1% and 67.9% of the portfolio, respectively. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe it will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

        The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2012.

 Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2012
(in thousands)	One Year or Less	Over one Year Through Five Years	Over five years	Total
Commercial, financial and agricultural	$5,287	$14,648	$989	$20,924
R/E-Construction	11,762	157	1,133	13,052
All other loan	50,966	199,213	47,956	298,135

	$68,015	$214,018	$50,078	$332,111

Loans maturing after one year with:
Variable Rate				$45,299
Fixed Rate				218,797

				$264,096

        The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities

        The investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $204.9 million in 2012, as compared to $205.7 million in 2011. This represents 37.0% and 37.4% of the average earning assets for the year ended December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, our investment securities portfolio amounted to $206.0 million and $206.7 million, respectively.

        Beginning in 2008 and continuing into 2012, the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the mortgage lending market. As of December 31, 2012, we own total MBSs and CMOs with an amortized cost of $110.4 million and an approximate fair value of $112.1 million. These included securities with an amortized cost of $107.3 million and approximate fair value of $109.4 million issued by GSEs. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than our amortized cost.

        Also included in our MBS and CMO portfolio are PLMBSs with an amortized cost of $3.1 million and approximate fair value of $2.7 million at December 31, 2012. During the second quarter of 2008, we implemented a leverage strategy whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. All of the mortgage assets acquired in this transaction were classified as prime or ALT-A securities and represented the senior or super senior tranches of the securities. The assets acquired as part of this strategy were classified as held-to-maturity in the investment portfolio. Due to the significant spreads on these securities, they were all purchased at discounts. Starting in early 2009, many of these securities acquired in the leverage strategy, as well as others that were owned prior to 2008, began to be downgraded by the various rating agencies. Beginning in 2011 and 2012, we began selling the majority of these downgraded securities. At December 31, 2012, there are only four CUSIPs remaining that have been downgraded below investment grade. The carrying value of these remaining securities is $1.6 million at December 31, 2012. We continue to perform an internal detailed analysis on each CUSIP on a quarterly basis. The analysis includes stressing each security using various assumptions for conditional default rate (CDR), prepayment speeds (CPR) and severities of loss on underlying collateral once it is liquidated. For the year ended December 31, 2012, we recognized impairment charges on four PLMBS investments whereby the credit component was $200 thousand recognized through earnings (see Note 5 to the financial statements). For the year ended December 31, 2011, we recognized the credit impairment charges of $297 thousand as the credit component on nine PLMBS securities through earnings. Our exposure to future losses resulting from OTTI has been greatly reduced as result of the overall reduction through the sale of the majority of these investments.

        The following table summarizes the PLMBSs portfolio by credit rating as of December 31, 2012. The rating reflects the lowest rating by any major rating agency.

(Dollars in thousands)

Credit Rating	Number of CUSIPs	Par Value	Amortized Cost	Fair Value
AA	2	$264	$264	$268
A1	1	380	380	374
A3	1	320	320	318
A	2	72	72	71
BBB	1	231	231	225
Baa1	1	71	71	72
Baa2	1	97	97	96
Below Investment Grade	4	2,008	1,653	1,291

Total	13	$3,443	$3,088	$2,715

        The current rating process does not adequately consider what the holder paid for the bond or the impact that they are multi obligor securities. This can cause an entire security to be rated below investment grade even though a majority of the underlying obligors are paying timely on the underlying obligation. We believe that the robust monitoring process that we have in place allows us to properly evaluate the credit risk underlying these securities and record any further OTTI in a timely manner.

        We held no other debt securities rated below investment grade at December 31, 2012. At December 31, 2012, the estimated weighted average life of the investment portfolio was approximately 6.1 years, duration of approximately 3.5, and a weighted average tax equivalent yield of approximately 2.0%.

        The following table shows the investment portfolio composition.

	December 31,
(Dollars in thousands)	2012	2011	2010
Securities available-for-sale at fair value:
U.S. Government sponsored enterprises	$1,534	$34	$13,738
Small Business Administration pools	54,993	36,479	31,496
Mortgage-backed securities	112,144	141,631	121,257
State and local government	32,373	20,488	19,055
Preferred stock	447	21	235
Corporate bonds	1,010	1,415	2,585
Other	944	964	943

Total	$203,445	$201,032	$189,309

        We hold other investments carried at cost which included Federal Reserve and the FHLB stock. These investments amounted to $2.5 million and $5.6 million, at December 31, 2012 and 2011, respectively. At December 31, 2012, as a result of our conversion to a state non member charter, we are no longer required to hold stock in the Federal Reserve Bank and the balance of $2.5 million represents our holdings in FHLB stock

Investment Securities Maturity Distribution and Yields

        The following table shows, at amortized cost, the scheduled maturities and average yield of securities held at December 31, 2012:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale:
Government sponsored enterprises	$1,500	2.50%	$22	4.97%	$—	—	$—	—
Small Business Administration pools	—	—	12,838	1.44%	24,819	2.50%	16,491	1.95%
Mortgage-backed securities	25,426	0.65%	68,659	1.44%	4,643	3.99%	11,697	3.82%
State and local government	500	3.60%	1,500	3.00%	28,276	2.76%	1,207	3.35%
Corporate	—	—	1,000	4.00%	—	—	—	—
Other	10	0.97%	50	0.53%	—	0.00%	1,289	5.19%

Total investment securities available-for-sale	$27,436	0.81%	$84,069	1.50%	$57,738	2.75%	$30,684	2.86%

(1)
Yield calculated on tax equivalent basis

Short-Term Investments

        Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest bearing deposits, averaged $17.2 million in 2012, as compared to $15.2 million in 2011. We maintain the majority of our short term overnight investments in our account at the Federal Reserve rather than in federal funds at various correspondent banks due to the lower regulatory capital risk weighting. At December 31, 2012, short-term investments including funds on deposit at the Federal Reserve totaled $7.0 million. These funds are a primary source of liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest Bearing Liabilities

        Deposits.    Average deposits were $471.5 million during 2012, compared to $466.8 million during 2011. Average interest bearing deposits were $379.7 million during 2012, as compared to $384.3 million during 2011.

        The following table sets forth the deposits by category:

	December 31,
	2012		2011		2010
(In thousands)	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Demand deposit accounts	$97,526	20.5%	$83,572	18.0%	$72,625	16.0%
NOW accounts	96,971	20.4%	88,330	19.0%	78,814	17.3%
Money market accounts	53,903	11.4%	48,153	10.4%	44,790	9.8%
Savings accounts	41,100	8.7%	34,048	7.3%	29,886	6.6%
Time deposits less than $100,000	111,316	23.4%	128,616	27.7%	143,946	31.6%
Time deposits more than $100,000	74,161	15.6%	81,866	17.6%	85,283	18.7%

	$474,977	100.0%	$464,585	100.0%	$455,344	100.0%

        Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $400.8 million and $382.7 million at December 31, 2012 and 2011, respectively.

        A stable base of deposits is expected to continue be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposit of $100,000 or more

	December 31, 2011
(In thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$13,296	$14,780	$17,632	$28,587	$74,295

        There were no other time deposits of $100,000 or more at December 31, 2012.

        Borrowed funds.    Borrowed funds consist of securities sold under agreements to repurchase, FHLB advances and long-term debt as a result of issuing $15.5 million in trust preferred securities. Short-term borrowings in the form of securities sold under agreements to repurchase averaged $15.4 million, $15.9 and $17.4 million during 2012, 2011 and 2010, respectively. The maximum month-end balances during 2012, 2011 and 2010 were $17.3 million, $18.1 million and $21.8 million, respectively. The average rates paid during these periods were 0.23%, 0.25% and 0.35%, respectively. The balances of securities sold under agreements to repurchase were $15.9 million and $13.6 million at December 31, 2012 and 2011, respectively. The repurchase agreements all mature within one to four days and are generally originated with customers that have other relationships with the company and tend to provide a stable and predictable source of funding. As a member of the FHLB, the bank has access to advances from the FHLB for various terms and amounts. During 2012 and 2011, the average outstanding advances amounted to $38.8 million and $56.0 million, respectively.

        The following is a schedule of the maturities for FHLB Advances as of December 31, 2012 and 2011:

	December 31,
	2012		2011
(In thousands) Maturing	Amount	Rate	Amount	Rate
2011	—	—	—	—
2012	—	—	1,000	0.36%
2013	—	—	4,000	3.58%
2015	4,000	4.22%	6,500	4.09%
After five years	32,344	4.13%	32,362	4.13%

	$36,344	4.14%	$43,862	3.99%

        In addition to the above borrowings, we issued $15.0 million in trust preferred securities on September 16, 2004. The securities accrue and pay distributions quarterly at a rate of three month LIBOR plus 257 basis points. The debt may be redeemed in full anytime after September 16, 2009 with notice and matures on September 16, 2034. In the fourth quarter of 2011, we issued $2.5 million in 8.75% subordinated notes maturing December 16, 2019 with interest payable quarterly. On November 15, 2012 the subordinated notes were redeemed in full at par. Warrants for 107,500 shares of common stock at $5.90 per share were issued in connection with the issuance of the subordinated debt. The warrants expire December 16, 2019.

 Capital Adequacy and Dividends

        Total shareholders' equity as of December 31, 2012 was $54.2 million as compared to $47.9 million as of December 31, 2011. In November 2008, we issued $11.35 million in Series T Preferred Stock under the CPP. Preferred dividends of 5% were paid during the year ended December 31, 2012 (through the date of redemption) and in 2011 on the Series T Preferred Stock. As previously noted, we closed on a public offering of common stock which resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses. The proceeds were used to repurchase all 11,350 outstanding shares of our Series T Preferred Stock and repurchase the CPP Warrant. Proceeds were also used to redeem the $2.5 million of outstanding subordinated debt at par on November 15, 2012, which was originally issued in November 2011. The remaining net proceeds from the common stock offering along with retention of earnings available to common shareholders less dividend payments on our common stock, plus an increase in accumulated other comprehensive income accounted for the increase in shareholders' equity. During each quarter of 2012 and 2011, we paid a dividend on our common stock of $0.04 per share.

        In addition, a dividend reinvestment plan was implemented in the third quarter of 2003. The plan allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

        The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio for the three years ended December 31, 2012.

	2012	2011	2010
Return on average assets	0.55%	0.44%	0.20%
Return on average common equity	7.40%	7.98%	3.73%
Equity to assets ratio(1)	8.99%	8.06%	6.98%
Dividend Payout Ratio	15.25%	15.79%	28.1%

(1)
For years 2010 and 2011 includes Series T perpetual preferred stock issued November 21, 2008

        Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company was no longer subject to the MOU that it had entered into with the Federal Reserve Bank of Richmond in December of 2011.

        The Company and the Bank exceeded their regulatory capital ratios at December 31, 2012 and 2011, as set forth in the following table:

(In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank:
December 31, 2012
Risk Based Capital
Tier 1	$14,605	4.00%	$61,588	16.9%	$46,983	12.9%
Total Capital	29,209	8.00%	66,158	18.1%	36,949	10.1%
Tier 1 Leverage	23,824	4.00%	61,588	10.3%	37,764	6.3%
December 31, 2011
Risk Based Capital
Tier 1	$14,647	4.00%	$55,377	15.1%	$40,730	11.1%
Total Capital	29,294	8.00%	59,971	16.4%	30,677	8.4%
Tier 1 Leverage	23,898	4.00%	55,377	9.3%	31,479	5.3%
The Company:
December 31, 2012
Risk Based Capital
Tier 1	$14,628	4.00%	$63,381	17.3%	$48,753	13.3%
Total Capital	29,258	8.00%	67,963	18.7%	38,705	10.7%
Tier 1 Leverage	23,806	4.00%	63,381	10.6%	39,575	6.6%
December 31, 2011
Risk Based Capital
Tier 1	$14,668	4.00%	$56,207	15.3%	$41,539	11.3%
Total Capital	29,335	8.00%	63,256	17.3%	33,921	9.3%
Tier 1 Leverage	23,909	4.00%	56,207	9.4%	32,298	5.4%

        Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        In addition, since the Company is legal entity separate and distinct from the Bank and does not conduct stand alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the SCBFI, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

 Liquidity Management

        Liquidity management involves monitoring sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase. The Bank is a member of the FHLB and has the ability to obtain advances for various periods of time. These advances are secured by securities pledged by the Bank or assignment of loans within the Bank's portfolio.

        With the successful completion of the common stock offering in 1995, the secondary offerings completed in 1998 and 2012, the trust preferred offering completed in September 2004, the acquisition of DutchFork in October 2004, the acquisition of DeKalb in June 2006, we have maintained a high level of liquidity and adequate capital along with retained earnings, less the 2009 and 2008 net loss, sufficient to fund the operations of the Bank for at least the next 12 months. We anticipate that the Bank will remain a well capitalized institution for at least the next 12 months. The loss related to goodwill impairment in 2009 was a noncash charge and had no impact on regulatory capital or tangible equity. Total shareholders' equity was 8.99% of total assets at December 31, 2012 and 8.07% at December 31, 2011. Funds sold and short-term interest bearing deposits are our primary source of liquidity and averaged $17.2 million and $15.2 million during the year ended December 31, 2012 and 2011, respectively. The Bank maintains federal funds purchased lines, in the amount of $10.0 million each with two financial institutions, although these were not utilized in 2012. The FHLB has approved a line of credit of up to 25% of the Bank's assets, which would be collateralized by a pledge against specific investment securities and or eligible loans. We regularly review the liquidity position of the Company and have implemented internal policies establishing guidelines for sources of asset based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources. We believe that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long term liquidity needs successfully.

        We believe our liquidity remains adequate to meet operating and loan funding requirements and that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long-term and short-term liquidity needs successfully.

Off-Balance Sheet Arrangements

        In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 16 of the Company's financial statements for a discussion of our off-balance sheet arrangements.

Impact of Inflation

        Unlike most industrial companies, the assets and liabilities of financial institutions such as the company and the bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

As of and for the Nine Months and Three Months Ended September 30, 2013 and 2012

Overview

        The following discussion describes our results of operations for the nine months and three months ended September 30, 2013 as compared to the nine month and three month period ended September 30, 2012 and also analyzes our financial condition as of September 30, 2013 as compared to December 31, 2012. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the following discussion.

Recent Developments

        On August 13, 2013, the Company, the Merger Sub, and Savannah River entered into Merger Agreement pursuant to which the Merger Sub will merge with and into Savannah River, and Savannah River will then promptly merge with and into the Company with the Company being the surviving corporation in the merger. Promptly following the merger of Merger Sub with and into Savannah River, Savannah River Banking Company will be merged with and into the Bank. Consummation of the merger is subject to the satisfaction of certain conditions, including approval of the Merger Agreement by the respective shareholders of Savannah River and the Company and approval by the appropriate regulatory agencies. The merger is expected to close during the first quarter of 2014. For more information on the merger with Savannah River, see "Note 7—Agreement and Plan of Merger" to our Consolidated Financial Statements.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

 Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our unaudited consolidated financial statements as of September 30, 2013 and our notes included in the consolidated financial statements in our 2012 Annual Report on Form 10-K as filed with the SEC.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

        The evaluation and recognition of OTTI on certain investments, including our private label MBSs and other corporate debt security holdings, requires significant judgment and estimates. Some of the more critical judgments supporting the evaluation of OTTI include projected cash flows including prepayment assumptions, default rates and severities of losses on the underlying collateral within the security. Under different conditions or utilizing different assumptions, the actual OTTI recognized by us may be different from the actual amounts recognized in our consolidated financial statements. See Note 3 to the financial statements for the disclosure of certain of the assumptions used as well as OTTI recognized in the financial statements during the nine and three months ended September 30, 2013 and 2012.

Comparison of Results of Operations for Nine Months Ended September 30, 2013 to the Nine Months Ended September 30, 2012

Net Income

        Our net income for the nine months ended September 30, 2013 was $3.3 million, or $0.62 diluted earnings per common share, as compared to $2.9 million, or $0.60 diluted earnings per common share, for the nine months ended September 30, 2012. Net income available to common shareholders was $2.3 million for the nine months ended September 30, 2012 as a result of preferred stock dividend and redemption cost. All outstanding preferred stock was redeemed in the third quarter of 2012. The increase in net income between the two periods is primarily due to an increase of $599 thousand in non-interest income. This was partially offset by an increase in non-interest expense of $376 thousand during the nine months ended September 30, 2013 as compared to the same period in 2012. Average earning assets increased by $24.7 million in the first nine months of 2013 as compared to the same period in 2012. Average earning assets were $576.9 million during the nine months ended September 30, 2013 as compared to $552.2 million during the nine months ended September 30, 2012.

The increase in average earning assets was primarily a result of continued growth in our "pure deposit" balances (demand deposits, interest-bearing transaction accounts, money market and savings accounts).

Net Interest Income

        Please refer to the table at the end of this Item 2 for the yield and rate data for interest-bearing balance sheet components during the nine-month periods ended September 30, 2013 and 2012, along with average balances and the related interest income and interest expense amounts.

        Net interest income was $13.3 million for the nine months ended September 30, 2013 and 2012. The net-interest margin on a fully tax equivalent basis was 3.26% for the nine months ended September 30, 2012 and 3.15% for the same period ending September 30, 2013. The yield on earning assets decreased by 50 basis points in the nine months of 2013 as compared to the same period in 2012. The yield on earning assets for the nine months ended September 30, 2013 and 2012 was 3.74% and 4.24%, respectively. The cost of interest-bearing liabilities during the first nine months of 2013 was 0.83% as compared to 1.25% in the same period of 2012, reflecting a 42 basis points decrease. The decrease in net-interest margin during the nine months ended September 30, 2013 as compared to the same period in 2012 was substantially offset by an increase of $24.7 million in average earning assets. During the nine months ended September 30, 2013, we experienced an increase in loans outstanding which reflects an increase in loans outstanding for four consecutive quarters and a reversal of declining loan balances for a number of previous quarters. Despite the growth in outstanding loans, as a percentage of average earning assets, loans comprised 59.3% of average earning assets in the first nine months of 2013 as compared to 59.8% in the same period of 2012. The average balance of our securities portfolio was $220.7 million for the nine month period ended September 30, 2013 as compared to $204.2 million in the same period of 2012. Our cost of funds has declined by 42 basis points on average in the first nine months of 2013 as compared to the same period of 2012. Interest-bearing transaction accounts, money market accounts and savings deposits, which are typically our lower costing funds, represent 47.4% of our average interest bearing liabilities during the first nine months of 2013 as compared to 39.5% in the same period of 2012. Time deposits and borrowed funds, typically the higher costing funds, represent 52.6% of our average interest-bearing funds in the first nine months of 2013 as compared to 60.5% during the same period in 2012. Throughout 2012 and the first nine months of 2013, we continued to focus on shifting our funding from higher cost certificates of deposit to pure deposits. The improvement in the overall mix of our funding sources has contributed to the reduction in our cost of funds and along with overall growth in earning assets, offset some of the impact of declining earning asset yields.

Provision and Allowance for Loan Losses

        At September 30, 2013 and December 31, 2012, the allowance for loan losses was $4.3 and $4.6 million, respectively. This represented 1.25% of total loans and 1.39% of loans at September 30, 2013 and December 31, 2012, respectively. Our provision for loan losses was $379 thousand for the nine months ended September 30, 2013 as compared to $416 thousand for the nine months ended September 30, 2012. This provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, the experience ability and depth of lending personnel, economic conditions (local and national) that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses.

        The decrease in the provision for loan losses for the first nine months of 2013 as compared to the same period in 2012 is a result of a continuation of moderating levels of classified and non-performing loans as well as continued moderate improvement in economic conditions in our markets, including stabilizing unemployment levels. Our loan portfolio consists of a large percentage of real estate secured loans. Real estate values continue to be adversely impacted as a result of the economic downturn over the last several years. Impaired values of the underlying real estate collateral as well as lower historical residential and commercial real estate sales impacts our ability to sell collateral upon foreclosure. There is a risk that this trend will continue. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

        Non-performing assets were $8.7 million (1.37% of total assets) at September 30, 2013 as compared $8.8 million (1.45% of total assets) at December 31, 2012. While we believe these ratios are favorable in comparison to current industry results, we continue to be concerned about the impact of this economic environment on our customer base of local businesses and professionals. There were 33 loans, totaling $5.1 million, included in non-performing status (non-accrual loans and loans past due 90 days and still accruing) at September 30, 2013. The largest non-performing loan, with a carrying value of $1.3 million, is secured by a first lien on an owner occupied commercial business property located in the midlands of South Carolina. The average balance of the remaining 30 loans is approximately $118.9 thousand and the majority of these loans are secured by first mortgage liens. At the time the loans are placed in non-accrual status, we typically obtain an updated appraisal and, if the loan balance exceeds fair value, write the balance down to the fair value. At September 30, 2013, we had one loan in the amount of $54.0 thousand delinquent more than 90 days and still accruing interest, and we had loans totaling $2.3 million that were delinquent 30 days to 89 days which represented 0.65% of total loans.

        Our management continuously monitors non-performing, classified and past due loans, to identify deterioration regarding the condition of these loans. We have identified two loan relationships in the amount of $1.4 million that is current as to principal and interest and not included in non-performing assets that could represent potential problem loans. This balance is included as substandard loans in Note 4 of the financial statements.

        We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. The annualized weighted average loss ratios over the 24 month period ended September 30, 2013 for loans classified substandard, special mention and pass have been approximately 3.12%, 1.20% and 0.09%, respectively. The unallocated portion of the allowance as a percentage of the total allowance has grown over the last several years particularly as some of the higher loss quarters, in the early period of this economic cycle, began dropping out of the analysis. The allocated portion of the allowance is based on historical loss experience as well as certain qualitative factors as explained above. The qualitative factors have been established based on certain assumptions made as a result of the current economic conditions and as conditions change are adjusted to be directionally consistent with these changes. Due to the ongoing slow economic conditions and particularly slow recovery of real estate valuations, we do not believe it would be prudent to reduce substantially the overall level of our allowance at this time.

        There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

        The following table summarizes the activity related to our allowance for loan losses:

Allowance for Loan Losses

	Nine months Ended September 30,
(Dollars in thousands)	2013	2012
Average loans outstanding (including loans held for sale)	$342,183	$330,263

Loans outstanding at period end	$345,064	$323,534

Non-performing assets:
Nonaccrual loans	$5,052	$4,923
Loans 90 days past due still accruing	54	—
Foreclosed real estate	3,607	5,570

Total non-performing assets	$8,713	$10,493

Beginning balance of allowance	$4,621	$4,699
Loans charged-off:
Construction and development	—	—
1-4 family residential mortgage	44	112
Multi-family residential	—	—
Non-residential real estate	604	245
Home equity	67	—
Commercial	29	88
Installment & credit card	64	51

Total loans charged-off	808	496

Recoveries:
1-4 family residential mortgage	64	10
Non-residential real estate	—	—
Home equity	3	3
Commercial	31	32
Installment & credit card	33	31

Total recoveries	131	76

Net loan charge offs	677	420

Provision for loan losses	379	416

Balance at period end	$4,323	$4,695

Net charge -offs to average loans	0.20%	0.13%
Allowance as percent of total loans	1.25%	1.45%
Non-performing assets as % of total assets	1.37%	1.73%
Allowance as % of non-performing assets	49.62%	44.74%

        The following allocation of the allowance to specific components is not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses in the portfolio.

Composition of the Allowance for Loan Losses

	September 30, 2013		December 31, 2012
(Dollars in thousands)	Amount	% of loans in Category	Amount	% of loans in Category
Commercial, Financial and Agricultural	$204	5.8%	$338	6.3%
Real Estate—Construction	27	4.7%	—	3.9%
Real Estate Mortgage:
Commercial	1,296	68.9%	1,322	68.2%
Residential	320	10.9%	235	11.7%
Consumer:
Home Equity	148	7.5%	400	8.2%
Other	105	2.2%	17	1.7%
Unallocated	2,223	N/A	2,309	N/A

Total	$4,323	100.0%	$4,621	100.0%

        Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

Non-interest Income and Non-interest Expense

        Non-interest income during the first nine months of 2013 was $6.3 million as compared to $5.7 million during the same period in 2012. Deposit service charges decreased $44 thousand during the first nine months of 2013 as compared to the same period in 2012. The decrease in deposit service charges is primarily a result of lower overdraft protection fees due to a continued decrease in the number of items being presented on insufficient funds accounts. Mortgage origination fees decreased $25 thousand for the nine months ended September 30, 2013 as compared to the same period in 2012. During the third quarter of 2013, mortgage interest rates began to rise and, as a result, mortgage loan production began to slow down. This was particularly true as it relates to mortgage refinance activity. The total average monthly production during the third quarter was approximately 72% of the average monthly production during the first six months of the year. We believe, on an industry wide basis, the refinance activity will continue to decrease in volume. The outcome of this change may result in less overall volume with a higher component of purchase transactions. Monthly new purchase money mortgage production increased slightly during the third quarter as compared to the monthly production in the first six months but not to a level that offset the decline in refinance activity. The decline in mortgage banking income was offset by an increase in investment advisory fees and non-deposit commissions. For the nine months ended September 30, 2013 these fees amounted to $695 thousand as compared to $492 thousand in the same period of 2012. Assets under management at September 30, 2013 were approximately $113.5 million as compared to approximately $86.4 at September 30, 2012. In the nine months ended September 30, 2013, we had a gain on sales of securities in the amount of $152 thousand, as compared to a loss of $62 thousand in the first nine months of 2012. The gain for the nine months ended September 30, 2013 was offset by paying down FHLB advances in the amount of $2.0 million which resulted in a loss in the amount of $141 thousand. During the first nine months of 2012, we sold eight below investment grade non-agency MBSs with a total book value of approximately $11.2 million. The loss on the sales amounted to $2.1 million and was offset by gains of the approximate same amount from the sale of certain agency MBSs and municipal securities. In addition, we paid down FHLB advances in the amount of $4.0 million and incurred a loss in the amount of $121 thousand. During the first nine months of 2012, we incurred OTTI charges of $200 thousand (credit component) on certain non-agency MBSs that were sold as part of the transactions noted above (see Note 3—Investment Securities to our Consolidated Financial Statements for further information).

        Total non-interest expense increased by $376 thousand, or 2.62%, during the first nine months of 2013, as compared to the same period in 2012. Salary and benefit expense increased $755 thousand from $8.2 million, during the first nine months of 2012, to $8.9 million during the first nine months of 2013. At September 30, 2012, we had 157 full time equivalent employees as compared to 166 at September 30, 2013. This increase in number of full time equivalent employees, normal salary adjustments as well as increased incentives and commissions account for the increase in salary and benefit expense between the two periods. Marketing and public relations expense decreased from $367 thousand in the first nine months of 2012 to $311 thousand in the comparable period of 2013. The timing of a media campaign in 2012 resulted in increased marketing costs as compared to the same period of 2013. FDIC insurance assessments decreased $188 thousand in the first nine months of 2013 as compared to the same period in 2012. The decrease results from our assessment rate changing from approximately 14 basis points on average total assets during the first half of 2012 to approximately 7.5 basis points of average total assets during the entire nine month period ended September 30, 2013. Other real estate expenses decreased $164 thousand in the first nine months of 2013 as compared to the same period in 2012. The decrease relates to moderating levels of accumulated delinquent taxes, insurance, legal fees and repair expenses incurred as the level of other real estate owned continues to decline. Other professional fees decreased $235 thousand from $624 thousand during the first nine months of 2012 as compared to $389 thousand in the same period of 2013. During the first nine months of 2012, the Bank's primary regulator was the Office of the Comptroller of the Currency (the "OCC"). On October 1, 2012, the Bank converted from a national bank charter to a South Carolina state bank charter (and the Bank's name was changed from First Community Bank, N.A. to First Community Bank) and the Bank's primary federal regulator is now the FDIC. The Bank is also regulated and examined by the South Carolina Board of Financial Institutions. The OCC assessed a separate annual exam fee whereas the FDIC does not assess an exam fee outside of the annual FDIC insurance premiums. This charter change reduced exam fees by approximately $118 thousand during the first nine months of 2013. In addition professional fees in 2012, included approximately $115 thousand in consulting and non-compete expenses resulting from a previous acquisition. This obligation, which was included in professional fees, terminated as of the beginning of the fourth quarter of 2012. Audit and accounting expenses were also approximately $20 thousand higher in the first nine months of 2012 as compared to the same period in 2013. The higher audit and accounting fees in 2012 as compared to 2013 primarily resulted due to cost associated with the common stock offering in the first half of 2012. Shareholder expenses, which include costs associated with SEC filings and transfer agent fees, increased from $88 thousand in the nine months ended September 30, 2012 to $155 thousand in the same period of 2013. This increase reflects significant increased cost and an increased number of items associated with edgarizing and XBRL annual and quarterly filings with the SEC. "Other Miscellaneous" expense category increased by $149 thousand for the nine months ended September 30, 2013 to $574 thousand as compared to $425 thousand in the same period of 2012. Prior to January 1, 2013, we printed and mailed our monthly account statements and notices. Beginning in 2013, we outsourced the printing and mailing of these monthly and daily notices. The cost for this during the first nine months was approximately $60 thousand and is included in the other miscellaneous expense category. In 2012, these related costs were included primarily in supplies and postage. Also included in the increase of other miscellaneous expense is approximately $58 thousand in higher costs associated data collection and processing mortgage loans originated for sale. Other changes in non-interest expense categories reflect normal fluctuations between the two periods.

        The following is a summary of the components of other non-interest expense:

	Nine months ended September 30,
(In thousands)	2013	2012
Data processing	$327	$383
Supplies	77	118
Telephone	242	226
Correspondent services	131	120
Subscriptions and publications	85	40
Loss on limited partnership interest	156	141
Insurance	186	161
Postage	133	129
Professional fees	389	624
Director fees	224	224
Shareholder expenses	155	88
Merger related expenses	33	—
Other Miscellaneous	574	425

	$2,712	$2,679

Income Tax Expense

        Our effective tax rate was 26.8% and 30.7% in the first nine months of 2013 and 2012, respectively. As a result of our current level of tax exempt securities in our investment portfolio, our effective tax rate is expected to remain at 26.5% to 28.0% throughout the remainder of 2013.

Comparison of Results of Operations for Three Months Ended September 30, 2013 to the Three Months Ended September 30, 2012:

Net Income

        Please refer to the table "Yields on Average Earning Assets and Rates on Average Interest-Bearing Liabilities" appearing at the end of this Item for the yield and rate data for interest-bearing balance sheet components during the three-month periods ended September 30, 2013 and 2012, along with average balances and the related interest income and interest expense amounts.

        Our net income for the third quarter of 2013 was $1.0 million, or $0.20 diluted earnings per common share, as compared to $1.2 million or $0.19 diluted earnings per common share, in the same period of 2012. Net income available to common shareholders in the three month periods ended September 30, 2013 and 2012 was $1.0 million and $881 thousand, respectively. During the third quarter of 2012, we redeemed all of our outstanding preferred shares. Net interest income increased by $241 thousand for the three months ended September 30, 2013 compared to the same period in 2012. Our taxable equivalent net interest margin in the third quarter of 2013 increased to 3.18% compared to 3.12% in the same period of 2012. The increase in the net interest income was also positively impacted by an increase in average earning assets between the two periods. The yield on average earning assets decreased to 3.71% in the third quarter of 2013 from 3.99% in the third quarter of 2012. The cost of interest bearing liabilities also decreased to 0.77% in the third quarter of 2013 as compared to 1.16% in the third quarter of 2012. Average earning assets were $585.4 million during the third quarter of 2013 as compared to $563.2 million during the third quarter of 2012.

Provision for Loan Losses

        The provision for loan losses for the three months ended September 30, 2013 was $129 thousand as compared to $115 thousand for the three months ended September 30, 2012. The provision for loan losses for third quarters of 2013 and 2012 reflect moderating levels of classified and non-performing loans as well as continued moderate improvement in economic conditions in our markets, including stabilizing unemployment levels.

Non-interest Income and Non-interest Expense

        For the three months ended September 30, 2013, we had non-interest income of $1.9 million as compared to non-interest income of $2.4 million in the same period of 2012. Mortgage banking income decreased $623 thousand during the third quarter of 2013 as compared to the same period in 2012. As noted previously, the increase in interest rates during the third quarter of 2013 significantly impacted the level of refinance activity as compared to the third quarter of 2012 as well as the most recent linked quarters. We continue to focus on this source of revenue and have recently added one new mortgage loan producer. Fees from investment advisory and sale of non-deposit products increased $96 thousand in the third quarter of 2013 as compared to the same period of 2012. The increase is a result of increased level of assets under management.

        Total non-interest expense increased $134 thousand in the third quarter of 2013, compared to the same period of 2012. Salaries and benefits increased by $74 thousand in the third quarter of 2013 as compared to the same period in 2012. This increase is a result of normal annual salary adjustments between the two periods. All other variances in non-interest expenses during the three months ended September 30, 2013 as compared to the same period of 2012 reflect normal fluctuations in each of the categories.

Financial Position

        Assets totaled $635.9 million at September 30, 2013, as compared to $602.9 million at December 31, 2012, an increase of $33.0 million. Loans (excluding loans held for sale) at September 30, 2013 were $345.1 million as compared to $332.1 million at December 31, 2012. This increase of $13.0 million in loans resulted from funding in excess of $45.5 million in new loan production in the nine months ended September 30, 2013, less scheduled and unscheduled pay downs during the period. At September 30, 2013 and December 31, 2012, loans (excluding loans held for sale) accounted for 58.7% and 59.8% of earning assets, respectively. The loan-to-deposit ratio at September 30, 2013 was 67.8% as compared to 69.9% at December 31, 2012. Investment securities increased to $230.7 million at September 30, 2013 from $206.0 million at December 31, 2012. Deposits increased by $33.6 million to $508.6 million at September 30, 2013 as compared to $475.0 million at December 31, 2012. The growth in deposits is a result of a continued focus on pure deposit (deposits less certificates of deposits) growth while closely controlling the pricing on time deposits. One of our goals as a community bank has been, and continues to be, to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. As a result of the growth in the third quarter of 2013, we have experienced moderate loan growth over the last four quarters. Loan production and portfolio growth rates continue to be impacted by the current economic cycle, as borrowers are less inclined to leverage their corporate and personal balance sheets. However, we remain committed to meeting the credit needs of our local markets. A continuation of the slow recovery from national and local economic conditions as well as deterioration of asset quality within our Company could significantly impact our ability to grow our loan portfolio.

        The following table shows the composition of the loan portfolio by category:

	September 30, 2013		December 31, 2012
(In thousands)	Amount	Percent	Amount	Percent
Commercial, financial & agricultural	$19,940	5.8%	$20,924	6.3%
Real estate:
Construction	16,110	4.7%	13,052	3.9%
Mortgage—residential	37,506	10.9%	38,892	11.7%
Mortgage—commercial	237,934	68.9%	226,575	68.2%
Consumer:
Home Equity	26,011	7.5%	27,173	8.2%
Other	7,563	2.2%	5,495	1.7%

Total gross loans	345,064	100.0%	332,111	100.0%

Allowance for loan losses	(4,323)		(4,621)

Total net loans	$340,741		$327,490

        In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes and advances on home equity lines of credit, secured by real estate, regardless of the purpose of the loan. Advances on home equity lines of credit are included in consumer loans. We follow the common practice of financial institutions in our market areas of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally we limit the loan-to-value ratio to 80%.

Market Risk Management

        The effective management of market risk is essential to achieving our strategic financial objectives. Our most significant market risk is interest rate risk. We have established an Asset/Liability Management Committee ("ALCO") to monitor and manage interest rate risk. The ALCO monitors and manages the pricing and maturity of assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The ALCO has established policy guidelines and strategies with respect to interest rate risk exposure and liquidity.

        A monitoring technique employed by the ALCO is the measurement of interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability simulation modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

        We are currently slightly liability sensitive within one year. However, neither the "gap" analysis nor the asset/liability modeling is a precise indicator of our interest sensitivity position due to the many factors that affect net interest income, including changes in the volume and mix of earning assets and interest-bearing liabilities. Net interest income is also impacted by other significant factors, including changes in the volume and mix of earning assets and interest-bearing liabilities. Through simulation modeling, we monitor the effect that an immediate and sustained change in interest rates of 100 basis points and 200 basis points up and down will have on net interest income over the next twelve months.

        We entered into a five year interest rate swap agreement on October 8, 2008 which expired on October 8, 2013. The swap agreement had a $10.0 million notional amount. We received a variable rate of interest on the notional amount based on a three month LIBOR rate and paid a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. At September 30, 2013 and December 31, 2012, the fair value of the contract was a negative $87 thousand and $338 thousand, respectively. A fair value adjustment for the swap of ($2 thousand) and ($57 thousand) was recognized in other income for the nine month periods ended September 30, 2013 and 2012, respectively. The fair value of the contract is the present value, over the remaining term of the contract, of the difference between the swap rate to maturity at the reporting date multiplied by the notional amount and the fixed interest rate of 3.66% multiplied by the notional amount of the contract.

        Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the percentage change in net interest income at September 30, 2013, June 30, 2013, March 31, 2013 and December 31, 2012 over twelve months.

Net Interest Income Sensitivity

Change in short-term interest rates	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
+200bp	+3.04%	+5.23%	+6.52%	+6.52%
+100bp	+1.59%	+2.64%	+3.47%	+3.83%
Flat	—	—	—	—
-100bp	-6.68%	-6.44%	-7.92%	-9.05%
-200bp	-11.79%	-11.19%	-11.73%	-13.58%

        The significant decrease in net interest income in a down 200 basis point environment primarily results from the current level of interest rates being paid on our interest bearing transaction accounts as well as money market accounts. The interest rates on these accounts are at a level where they cannot be repriced in proportion to the change in interest rates. The increase and decrease of 100 and 200 basis points assume a simultaneous and parallel change in interest rates along the entire yield curve. At the current historically low interest rate levels, we believe that a downward shift of 200 basis points across the entire yield curve is unlikely.

        We also perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. At September 30, 2013, June 30, 2013, March 31, 2013 and December 31, 2012 the PVE exposure in a plus 200 basis point increase in market interest rates was estimated to be -2.5%, 0.1%, 5.5% and 7.5%, respectively.

Liquidity and Capital Resources

        We believe our liquidity remains adequate to meet operating and loan funding requirements. Interest-bearing bank balances, federal funds sold, and investment securities available-for-sale represent 37.5% of total assets at September 30, 2013. We believe that our existing stable base of core deposits along with continued growth in this deposit base will enable us to meet our long-term and short-term liquidity needs successfully. These needs include the ability to respond to short-term demand for funds caused by the withdrawal of deposits, maturity of repurchase agreements, extensions of credit and the payment of operating expenses. Sources of liquidity, in addition to deposit gathering activities, include maturing loans and investments, purchase of federal funds from other financial institutions and selling securities under agreements to repurchase. We monitor closely the level of large certificates of deposits in amounts of $100 thousand or more as they tend to be more sensitive to interest rate levels and, thus, less reliable sources of funding for liquidity purposes. At September 30, 2013, the amount of certificates of deposits of $100 thousand or more represented 13.1% of total deposits. These deposits are issued to local customers many of whom have other product relationships with the Bank and none are brokered deposits.

        Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At September 30, 2013, we had issued commitments to extend credit of $108.0 million, including $24.6 million in unused home equity lines of credit, through various types of lending arrangements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

        Other than as described elsewhere in this report, we are not aware of any trends, events or uncertainties that we expect to result in a significant adverse effect on our liquidity position. However, no assurances can be given in this regard, as rapid growth, deterioration in loan quality, and poor earnings, or a combination of these factors, could change the liquidity position in a relatively short period of time.

        The Company has generally maintained a high level of liquidity and adequate capital, which along with continued retained earnings, we believe will be sufficient to fund the operations of the Bank for at least the next 12 months. Shareholders' equity was 8.3% and 9.0% of total assets at September 30, 2013 and December 31, 2012, respectively. The Bank maintains federal funds purchased lines, in the total amount of $20.0 million, with two financial institutions, although these were not utilized in 2012 or the first nine months of 2013. In addition, the Bank has a repo line in the amount of $10.0 million with another financial institution. Specific investment securities would be pledged if and when we were to utilize the line. The FHLB of Atlanta has approved a line of credit of up to 25% of the Bank's assets, which would be collateralized by a pledge against specific investment securities and/or eligible loans. We regularly review the liquidity position of the Company and have implemented internal policies establishing guidelines for sources of asset based liquidity and evaluate and monitor the total amount of purchased funds used to support the balance sheet and funding from noncore sources. We believe that our existing stable base of core deposits along with continued growth in this deposit base will enable us to meet our long term liquidity needs successfully.

        The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "well capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. Generally, to be considered adequately capitalized, the Federal Deposit Insurance Corporation and the Federal Reserve regulatory capital guidelines for Tier 1 capital, total capital and leverage capital ratios are 4.0%, 8.0% and 4.0%, respectively.

        The Bank's risk-based capital ratios of leverage ratio, Tier 1, and total capital were 10.21%, 16.62%, and 17.74%, respectively, at September 30, 2013 as compared to 10.34%, 16.94%, and 18.19%, respectively, at December 31, 2012. The Company's risk-based capital ratios of leverage ratio, Tier 1, and total capital were 10.64%, 17.29%, and 18.40%, respectively at September 30, 2013 as compared to 10.63%, 17.33% and 18.58%, respectively at December 31, 2012. Our management anticipates that the Bank and the Company will remain a well capitalized institution for at least the next 12 months.

        Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the South Carolina Board of Financial Institutions, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

        In July 2013, the FDIC approved a final rule to implement the Basel III regulatory capital reforms among other changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The framework requires banking organizations to hold more and higher quality capital, which acts as a financial cushion to absorb losses, taking into account the impact of risk. The approved rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% as well as a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking institutions. For the largest, most internationally active banking organizations, the rule includes a new minimum supplementary leverage ratio that takes into account off-balance sheet exposures. In terms of quality of capital, the final rule emphasizes common equity Tier 1 capital and implements strict eligibility criteria for regulatory capital instruments. It also changes the methodology for calculating risk-weighted assets to enhance risk sensitivity. The changes begin to take effect for the Bank in January 2015. The ultimate impact of the new capital standards on the Company and the Bank is currently being reviewed.

FIRST COMMUNITY CORPORATION
Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Nine months ended September 30, 2013			Nine months ended September 30, 2012
	Average Balance	Interest Earned/Paid	Yield/ Rate	Average Balance	Interest Earned/Paid	Yield/ Rate
Assets
Earning assets
Loans	$342,183	$13,202	5.16%	$330,263	$13,804	5.58%
Securities:	220,712	2,876	1.74%	204,212	3,669	2.40%
Federal funds sold and securities purchased under agreements to resell	14,022	49	0.47%	17,688	61	0.46%

Total earning assets	576,917	16,127	3.74%	552,163	17,534	4.24%

Cash and due from banks	8,641			8,868
Premises and equipment	17,215			17,417
Other assets	23,716			27,032
Allowance for loan losses	(4,537)			(4,741)

Total assets	$621,952			$600,739

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$100,377	85	0.11%	$88,815	120	0.18%
Money market accounts	72,634	127	0.23%	51,932	120	0.31%
Savings deposits	45,833	38	0.11%	38,390	37	0.13%
Time deposits	174,450	1,145	0.88%	201,601	2,196	1.46%
Other borrowings	68,798	1,460	2.84%	72,710	1,772	3.26%

Total interest-bearing liabilities	462,092	2,855	0.83%	453,448	4,245	1.25%

Demand deposits	100,596			89,915
Other liabilities	5,260			5,436
Shareholders' equity	54,004			51,940

Total liabilities and shareholders' equity	$621,952			$600,739

Cost of funds, including demand deposits			0.68%			1.04%
Net interest spread			2.91%			2.99%
Net interest income/margin		$13,272	3.08%		$13,289	3.21%

Net interest income/margin FTE basis	$329	$13,601	3.15%	$190	$13,479	3.26%

 FIRST COMMUNITY CORPORATION
Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Three months ended September 30, 2013			Three months ended September 30, 2012
	Average Balance	Interest Earned/Paid	Yield/ Rate	Average Balance	Interest Earned/Paid	Yield/ Rate
Assets
Earning assets
Loans	$344,544	$4,379	5.04%	$330,106	$4,548	5.48%
Securities:	225,922	1,078	1.89%	208,769	1,079	2.06%
Federal funds sold and securities purchased	14,953	17	0.45%	24,315	23	0.38%

Total earning assets	585,419	5,474	3.71%	563,190	5,650	3.99%

Cash and due from banks	8,781			8,698
Premises and equipment	17,193			17,394
Other assets	24,186			25,483
Allowance for loan losses	(4,421)			(4,745)

Total assets	$631,158			$610,020

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$104,146	$27	0.10%	$91,778	$37	0.16%
Money market accounts	80,839	48	0.24%	53,328	36	0.27%
Savings deposits	48,490	14	0.11%	39,955	13	0.13%
Time deposits	167,516	336	0.80%	195,230	652	1.33%
Other borrowings	67,484	479	2.81%	72,460	583	3.20%

Total interest-bearing liabilities	468,475	904	0.77%	452,751	1,321	1.16%

Demand deposits	104,944			93,098
Other liabilities	5,386			5,723
Shareholders' equity	52,353			58,448

Total liabilities and shareholders' equity	$631,158			$610,020

Cost of funds, including demand deposits			0.63%			0.97%
Net interest spread			2.94%			2.83%
Net interest income/margin		$4,570	3.10%		$4,329	3.06%

Net interest income/margin FTE basis	$127	$4,697	3.18%	$94	$4,423	3.12%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF FIRST COMMUNITY

        The following table sets forth information known to the Company with respect to the beneficial ownership of the Company's common stock as of November 8, 2013, for (i) each holder of 5.0% or greater of the Company's common stock, (ii) each of the Company's current directors and named executive officers, (iii) all of the Company's current directors and executive officers and directors as a group, (iv) each prospective director to be appointed to the Company's board of directors upon the closing of the merger, and (v) all of the Company's current and prospective directors and named executive officers as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina 29072.

			% of Beneficial Ownership(3)
Name	Number of Shares Owned(1)	Right to Acquire(2)	Before Merger	After Merger
Current Directors and Executive Officers
Richard K. Bogan	4,973	—	.09%	.08%
Thomas C. Brown	22,998	7,740.58%		.47%
Chimin J. Chao	36,112	—	.68%	.55%
Michael C. Crapps	97,372	6,290	1.95%	1.58%
Anita B. Easter	23,528	—	.44%	.36%
O.A. Ethridge	23,184	4,730.53%		.43%
George H. Fann, Jr.	68,115	24,080	1.73%	1.40%
W. James Kitchens, Jr.	6,634	34,400.77%		.62%
J. Thomas Johnson	30,335	4,300.65%		.53%
David K. Proctor	28,279	5,430.64%		.51%
Joseph G. Sawyer	32,137	5,000.70%		.57%
Alexander Snipe, Jr.	4,515	—	.09%	.07%
Roderick M. Todd, Jr.	7,983	—	.15%	.12%
Loretta R. Whitehead	17,623	—	.33%	.27%
Mitchell M. Willoughby	36,436	4,300.77%		.62%
5% Shareholders
Sandler O'Neill Asset Management, LLC, et al(4)	434,200	—	8.20%	6.63%
Manulife Asset Management (US) LLC, et al(5)	365,000	—	6.89%	5.57%
Banc Funds Company, LLC, et al(6)	356,747	—	6.74%	5.45%
All current directors and executive officers as a group (15 persons)	440,224	96,270	9.95%	8.07%
Prospective Directors
J. Randolph Potter	—	—	—	.24% (7)
E. Leland Reynolds	—	—	—	.81% (7)
Paul S. Simon	—	—	—	.41% (7)
All current and prospective directors and executive officers as a group (18 persons)	440,224	96,270	9.95%	9.41%

(1)
Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to the Company's knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2)
Includes shares that may be acquired within the next 60 days as of November 8, 2013 by exercising vested stock options but does not include any unvested stock options. On December 16, 2012, the Company sold 2,500 units, with each unit consisting of an 8.75% subordinated note due in 2019, $1,000 principal amount, and a warrant to purchase 43 shares of common stock of the Company at an exercise price equal to $5.90 per share, to certain accredited investors, including directors and executive officers of the Company, for an aggregate purchase price of $2,500,000. The subordinated debt was subsequently redeemed by the Company on November 15, 2012. The warrants remain outstanding and are exercisable at any time and expire December 16, 2019. Warrants issued to directors and executive officers have been included in the table.

(3)
For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group and the current and prospective directors and executive officers as a group, these percentages are determined by assuming that each director or executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 5,296,288 shares of common stock outstanding on November 8, 2013, and assume that: (i) the total number of shares of Savannah River common stock outstanding immediately prior to the completion of the merger will be 3,000,400, (ii) none of the holders of Savannah River common stock will exercise their dissenters' rights; (iii) all of the outstanding warrants and options to acquire shares of Savannah River common stock, including those held by the prospective directors, are cashed out in connection with the merger; (iv) the Average FCCO Stock Price is $10.34, which was the closing price of First Community common stock on November 8, 2013; (v) 1,200,160 shares of Savannah River common stock are assumed to be converted in the merger into the right to receive 1.0638 shares of First Community common stock, plus cash in lieu of any fractional shares, resulting in an aggregate of approximately 1,276,730 shares of First Community common stock to be issued in connection with the merger; and (iv) that each of the prospective directors elects to receive the stock consideration for their shares of Savannah River common stock.

(4)
Based on information set forth in a Form13F-HR filed with the SEC on August 14, 2013 by Sandler O'Neill Asset Management LLC and certain related entities. Sandler O'Neill Asset Management LLC beneficially owned 434,200 shares of common stock as of June 30, 2013, with shared voting power over 434,200 shares and shared dispositive power over 434,200 shares. The address of Sandler O'Neill Asset Management LLC Management LLC is 150 East 52nd Street, 30th Floor, New York, New York 10022.

(5)
Based on information set forth in a Form 13F-HR filed with the SEC on August 14, 2013 by Manufactureres Life Insurance Co. and certain related entities, including Manulife Asset Management (US) LLC, and a Schedule 13G filed by Manulife Asset Management (US) LLC on February 13, 2013. Manulife Asset Management (US) LLC beneficially owned 365,000 shares of common stock as of June 30, 2013, with sole voting power over 365,000 shares and sole dispositive power over 365,000 shares. The address of Manulife Asset Management (US) LLC is 101 Huntington Avenue, Boston, Massachusetts 02199.

(6)
Based on information set forth in a Form 13F-HR filed with the SEC on August 7, 2013 by the Banc Funds Company, LLC and certain related entities. The Banc Funds Company, LLC beneficially owned 356,747 shares of common stock as of June 30, 2013, with sole voting power over 356,747 shares and sole dispositive power over 356,747 shares. The address of The Banc Funds Company LLC is 20 North Wacker Drive, Suite 3300, Chicago IL, 60606.

(7)
Reflects the conversion of 15,000, 50,000, and 25,000 shares of Savannah River common stock beneficially owned by Messrs. Potter, Reynolds, and Simon, respectively, into 15,957, 53,190, and 26,595 shares of First Community common stock, respectively, pursuant to the terms of the merger and based on the assumptions noted above.

 MANAGEMENT OF FIRST COMMUNITY

        In this section, First Community is also referred to as the "Company", "First Community", "we" and "our" and First Community Bank is also referred to as the "Bank".

 Directors and Executive Officers

Directors

        First Community's board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. Accordingly, each director serves for a three year term. The current terms of the Class II directors will expire at the 2014 annual shareholders' meeting; the terms of the Class III directors will expire at the 2015 annual shareholders' meeting, and the terms of the Class I directors will expire at the 2016 annual shareholders' meeting.

        Following the merger, the First Community board of directors will appoint three members of the Savannah River board of directors to serve as members of the First Community board of directors until they are submitted for election by the shareholders of First Community. J. Randolph Potter will be appointed as a Class I director, Paul S. Simon will be appointed as a Class II director, and E. Leland Reynolds will be appointed as a Class III director.

        Our current directors and their classes are:

Class I	Class II	Class III
Richard K. Bogan, M.D.	Thomas C. Brown	Chimin J. Chao
Michael C. Crapps	O.A. Ethridge, D.M.D.	Loretta R. Whitehead
Anita B. Easter	W. James Kitchens, Jr.	J. Thomas Johnson
George H. Fann, Jr., D.M.D.	Roderick M. Todd, Jr.	Alexander Snipe, Jr.
Mitchell M. Willoughby

        Richard K. Bogan, 67, Class I director, has served as a director of the company since its formation in 1994. Dr. Bogan has practiced medicine in Columbia, South Carolina, since he started Pulmonary Associates of Carolina in 1978. He graduated with a B.S. degree from Wofford College in Spartanburg in 1966 and earned an M.D. degree from the Medical College of South Carolina in Charleston in 1970. Dr. Bogan has been president of Bogan Consulting, Inc., a medical consulting company, since December 1992 and holds memberships in numerous medical organizations. He currently serves on the board of directors of the National Sleep Foundation and is the chairman and chief medical officer of SleepMed, Inc. Dr. Bogan has served in this position since 1999. Dr. Bogan's experience and background as chairman, founder, and executive of several medical related companies allows him to bring significant management and leadership skills to our board. He has strong community ties to the Midlands of South Carolina.

        Michael C. Crapps, 54, Class I director, has served as our president and chief executive officer and as a director of the company since its formation in 1994. A lifelong Lexington County resident, he began his banking career with South Carolina National Bank in 1980, and by the time he changed jobs in 1985 he was a vice president and senior commercial lender in a regional office of that bank. From 1985 to 1993, he worked for Republic National Bank in Columbia, becoming president, chief executive officer, and a director of that bank. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. He also serves the banking industry through his involvement in the South Carolina Bankers Association having served as its chairman and on its board of directors. Mr. Crapps was selected as the 1997 Young Banker of the Year by the South Carolina Bankers Association. He received a B.S. degree in Economics in 1980 from Clemson University and an

M.B.A. degree from the University of South Carolina in 1984. Mr. Crapps is also a graduate of the L.S.U. Banking School of the South. Mr. Crapps currently serves as chairman of the Board of the Navigating Good to Great Foundation; on the board of directors of the South Atlantic Division of the American Cancer Society (past chairman); on the Saluda Shoals Park Foundation (past chairman); on the Board of Directors of the Central Carolina Community Foundation; on the Lexington County School District One Foundation; the River Alliance; and on the Midlands Business Leadership Group. He is also a past chairman of the Lexington Chamber of Commerce. Mr. Crapps' experience in banking and vision for our company give him the leadership and consensus building skills that provide significant insight and expertise to the board. He is a lifelong resident of Lexington, South Carolina, and has significant ties to the Midlands of South Carolina. He has been very active in local community and civic organizations.

        Anita B. Easter, 68, Class I director, has served as a director of the company since its formation in 1994. Ms. Easter is retired. She is a former owner and director or Anchor Continental, Inc., a manufacturer of pressure-sensitive tapes. As a Registered Nurse, she returned to school and received a B.S. in Nursing from the University of South Carolina and was inducted into Sigma Theta Tau, the international honor society for nurses. She is past chair of the Greater Columbia Community Relations Council and is a member of the Columbia Luncheon Club, The League of Women Voters, and The USC College of Nursing Partnership Board. Mrs. Easter's experience, as a former owner and director of a large manufacturing company, provides the board with significant business insight and analytical skills. She has been active in civic and community organizations within the Midlands of South Carolina and is knowledgeable about the markets we serve.

        George H. Fann, Jr., D.M.D., 68, Class I director, has served as a director of the company since its formation in 1994. Dr. Fann has practiced dentistry in West Columbia, South Carolina for 40 years. He earned a B.S. degree from Clemson University in 1966 and a D.M.D. from the University Of Louisville School Of Dentistry in 1969. Dr. Fann is past chairman of the board of directors of Lexington Medical Center in West Columbia, South Carolina. Dr. Fann is a recipient of the Order of the Palmetto awarded by the Governor of South Carolina. Dr. Fann's experience as a medical professional, operating his business in the Midlands for 40 years, brings to the board insights relative to challenges and opportunities facing small businesses and healthcare professionals within our market areas. He has served as a board member and chairman of the board of a large medical center. As a lifelong resident of the Midlands of South Carolina, he has significant knowledge of the business environment and the markets we serve.

        Thomas C. Brown, 54, Class II director, has served as a director of the company since its formation in 1994. Mr. Brown is currently the Rector at St. Pauls Church Greenville, South Carolina. From 2008 to 2011 he served as the Assistant Rector at All Saints Church, Pawleys Island, South Carolina. Previously, Mr. Brown was the president and owner of T.C.B. Enterprises of South Carolina, Inc., a restaurant business based in Myrtle Beach. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering. Mr. Brown has operated and owned a small business since 1989. He has extensive knowledge of the small business environment and the related challenges. He brings to the board a unique insight and useful perspective related to the small business environment, which is a primary target market segment for our company.

        O.A. Ethridge, D.M.D., 69, Class II director, has served as a director of the company since its formation in 1994. Dr. Ethridge currently resides in Lexington, South Carolina and practiced children's dentistry in West Columbia, South Carolina for more than 20 years. After graduating with a B.A. degree in Science from Erskine College in Due West, South Carolina in 1965, Dr. Ethridge received a D.M.D. in 1971 from the University Of Louisville School Of Dentistry in Louisville, Kentucky. He became a pedodontist in 1974 after receiving a pedodontist specialty from Children's Medical Center in Dayton, Ohio. Dr. Ethridge's experience as a medical professional, operating his business in the Midlands of South Carolina, brings to the board insights relative to challenges and opportunities facing small businesses and medical professionals within our market areas. As a lifelong resident of the Midlands of South Carolina he has extensive knowledge of the business environment and the markets we serve.

        W. James Kitchens, Jr., 51, Class II director, has served as a director of the company since its formation in 1994. Mr. Kitchens is a Certified Public Accountant and holds the Chartered Financial Analyst designation. He is the president of The Kitchens Firm, LLC, a certified public accounting firm in Columbia, South Carolina. Mr. Kitchens earned a B.S. degree in Mathematics from The University of the South and an M.B.A. degree from Duke University. Mr. Kitchens is a certified public accountant and brings to the board knowledge and understanding of tax and financial accounting issues. He is a lifelong resident of the Midlands of South Carolina, and has a strong knowledge of the business environment in the markets we serve.

        Roderick M. Todd, Jr., 49, Class II director, has served as a director of the company since our merger with DeKalb Bankshares, Inc. in June 2006. He served as a director of DeKalb Bankshares, Inc. and the Bank of Camden from its inception in 2001 until June 2006. In July 2000, Mr. Todd founded the law firm Roderick M. Todd, Jr. Attorney and Counselor at Law. Formerly he was a partner in Cooper and Todd, LLP, Attorneys, from 1994 to 2000. Mr. Todd is a graduate of the University of South Carolina and the University of South Carolina School of Law. Mr. Todd has extensive experience in running and operating his own legal practice in Camden, South Carolina. As a prior director of a start-up community bank, he brings additional insights to our board relative to community bank operations. He has strong ties to the Camden market, which is a market we expanded into in 2006 through acquisition.

        Mitchell M. Willoughby, 65, Class II director, has served as a director of the company since its formation in 1994. On March 17, 2009, Mr. Willoughby was elected to serve as chairman of the board beginning on May 19, 2009. Mr. Willoughby has lived in Columbia, South Carolina since 1970, has practiced law in the community since 1975, and is a founding member of the law firm Willoughby & Hoefer, P.A. Mr. Willoughby has previously served as general counsel of the Greater Columbia Chamber of Commerce as well as a member of its Board of Directors. Mr. Willoughby served three years with the United States Army and over 33 years with the South Carolina Army National Guard, retiring in 2005 in the rank of Brigadier General. He received a B.S. degree in 1969 from Clemson University and a J.D. degree from the University of South Carolina in 1975. Mr. Willoughby's experience as a founding partner in the legal firm of Willoughby & Hoefer, P.A. and over 36 years experience in the United States Army and the S.C. Army National Guard allows him to bring significant organizational and administrative skills to the board of directors. His legal experience and insights provides the board with important perspective on corporate governance related matters and corporate strategy.

        Chimin J. Chao, 57, Class III director, has served as a director of the company since its formation in 1994. Mr. Chao lives in Lexington, South Carolina and since 1987 has been president of the engineering firm Chao and Associates, Inc. in Irmo, South Carolina. Mr. Chao is a member of the American Society of Engineers and the National Society of Professional Engineers. He was selected as Civil Engineer of the Year by the American Society of Civil Engineers, South Carolina Section in 2009. He received a M.S. degree in Structural Engineering at the University of South Carolina and holds a Professional Engineer license and Building Inspector license in South Carolina. Mr. Chao is president of his engineering firm and has a strong knowledge of the issues facing small business professionals, which are a target market segment for our company. He has extensive knowledge of the business environment and the markets we serve.

        Loretta R. Whitehead, 70, Class III director, has served as a director of the company since its formation in 1994. Ms. Whitehead has been a realtor since 1981 and is currently broker in charge of EXIT Real Estate Consultants in Lexington, South Carolina. She taught full-time from 1964 through

1968, after receiving a B.A. degree in English and Elementary Education from Columbia College in 1963. She also took additional graduate work at the University of South Carolina and University of Tennessee from 1963 through 1968. She is a member of the National Association of Realtors, the South Carolina Association of Realtors and the Central Carolina Association of Realtors. She currently serves as chair of the Lexington Medical Center Foundation scholarship committee and is past chair of the Lexington Medical Center Foundation. Mrs. Whitehead has significant insights into and experience in the real estate market in the Midlands of South Carolina. She has been active in civic and community organizations within the Midlands of South Carolina and is knowledgeable about the markets we serve.

        J. Thomas Johnson, 66, Class III director, has served as vice chairman of the board since our merger with DutchFork BancShares in October 2004. From October 2004 until October 2007, he served as executive vice president of the company and the bank. From 1984 until October 2004, Mr. Johnson served as chairman and chief executive officer of DutchFork BancShares and Newberry Federal Savings Bank. From 2009 to present, Mr. Johnson has served as President and Chief Executive Officer of Citizens Building and Loan Association in Greer, South Carolina. Mr. Johnson has been in banking since 1968. He has served as chairman of the Community Financial Institutions of South Carolina and formerly served on the board of directors of the South Carolina Bankers Association. He is a member of the board of directors of the Federal Home Loan Bank of Atlanta representing South Carolina member banks. He is also chairman of Business Carolina, a statewide economic development lender. He received a B.S. in Marketing in 1968 from the University of South Carolina. He formerly served on the boards of the Newberry Opera House Foundation, the Central Carolina Alliance, the Central Carolina Community Foundation, and S.C. Independent Colleges and Universities. Mr. Johnson has extensive experience as a director, chairman, and CEO of a community bank for 20 years, prior to its acquisition by our company. He also serves as a director on the Federal Home Loan Bank of Atlanta. His experience brings substantial insight to our board as it relates to challenges and issues facing the community banking industry.

        Alexander Snipe, Jr., 62, has served as a Class III director of our company since May 2005. Mr. Snipe has been the president and chief executive officer of Glory Communications, Inc. since September 1992. Glory Communications, Inc. operates five gospel radio stations located in South Carolina markets, including its first station, WFMV, which began broadcasting in November 1993 in Columbia, South Carolina. Prior to forming Glory Communications, Inc., Mr. Snipe was the general sales manager at a radio station for 10 years. He has over 20 years of broadcasting experience. Mr. Snipe serves on the board of the William L. Bonner Bible College, The National Association of Broadcasters Radio Board, The Radio Board's Membership Committee (chairman), and The Gospel Heritage Foundation. Mr. Snipe is a former board member of the Columbia Urban League and The Gospel Music Association, and he is past president of the South Carolina Broadcasters Association. Mr. Snipe has significant experience operating a small business since 1992. He also serves on the boards of several other associations and foundations. He has strong ties to the Midlands of South Carolina and has extensive knowledge of the business environment and the markets we serve.

Information Regarding Director Nominees

        In addition to the above listed directors who will remain directors of First Community following the merger, First Community will appoint three current directors of Savanna River—J. Randolph Potter , E. Leland Reynolds, and Paul S. Simon—to its board of directors effective upon consummation of the merger as a condition to the merger agreement. Mr. Potter will be appointed as a Class I director; Mr. Reynolds will be appointed as a Class III director; and Mr. Simon will be appointed as a Class II director. Each of Messrs. Potter, Reynolds, and Simon will serve until First Community's next annual meeting of shareholders or their earlier resignation or removal under First Community's bylaws and will be nominated for election at the first First Community annual meeting of shareholders following the expiration of their initial term. They will also serve as directors of First Community Bank upon consummation of the bank merger.

        Set forth below is information regarding these director nominees:

        J. Randolph Potter, 67, proposed Class I director, currently serves as chief executive officer of Savannah River and Savannah River Banking Company and as served in these roles since April 2006 and May 2007, respectively. He previously served as chief executive officer of Summit National Bank, which he co-founded in 1990, until it was sold to First Citizens Bancorporation in 2005. Prior to that, he served as executive vice president of Southern Bank and Trust, vice president of IH Services, Inc., and a certified public accountant with KPMG. Mr. Potter is a graduate of the University of South Carolina and The Stonier Graduate Banking School at Rutgers University, where he concentrated his studies on accounting and banking. Mr. Potter's extensive banking experience and knowledge of Savannah River's customers and operations qualifies him to serve as a First Community director following the merger.

        E. Leland Reynolds, 58, proposed Class III director, is the owner and co-principal in charge of H.G. Reynolds Company, Inc., a general contractor specializing in industrial, institutional, commercial, and multi-family housing construction throughout the southeast. Mr. Reynolds is a graduate of Clemson University, where he received his degree in building science. Mr. Reynolds' strong ties to the CSRA and extensive knowledge of the business environment and the markets in which Savannah River operates, and First Community will operate following the successful completion of the merger, qualifies him to serve as a First Community director following the merger.

        Paul S. Simon, 82, proposed Class II director, is the chairman of the boards of directors of Savannah River and Savannah River Banking Company and is the president of Augusta Riverfront LLC, a real estate investment company headquartered in Augusta, Georgia. Mr. Simon is a graduate of Augusta State University and the University of Georgia, where he received a bachelor's degree in business. He is also a certified public accountant. Mr. Simon retired as president of Morris Communications Corporation in 1996. He previously worked as an accountant with George C. Baird & Company, a CPA firm, as vice president and treasurer of The John P. King Manufacturing Company, and as president of Southeastern Newspaper Corporation. Mr. Simon's strong ties to the CSRA and extensive knowledge of the business environment and the markets in which Savannah River operates, and First Community will operate following the successful completion of the merger, qualifies him to serve as a First Community director following the merger.

Information Regarding Remaining Executive Officers

        Set forth below is information about our executive officers, other than Mr. Crapps who is also a director and is discussed above.

        David K. Proctor, 56, On February 19, 2013, Mr. Proctor was named executive vice president and chief risk officer of the company. Prior to this he was senior vice president and senior credit officer of the company since First Community Bank opened for business in 1995. From May 1994 to June 1995, he was the vice president of credit for Republic Leasing Company. From 1987 to 1994, he held various positions with Republic National Bank in Columbia and most recently was executive vice president and senior credit officer. He is a 1979 graduate of Clemson University with a B.S. in business administration.

        Joseph G. Sawyer, 62, On February 19, 2013, Mr. Sawyer was named executive vice president and chief financial officer of the company. Prior to this he was senior vice president and chief financial officer of the company since First Community Bank opened for business in 1995. Prior to joining the company, he was senior vice president and general auditor for the National Bank of South Carolina. He is a certified public accountant and a 1973 graduate of The Citadel with a B.A. in political science.

Corporate Governance

        The board of directors met 12 times in 2012. Each director in 2012 attended at least 75% of the combined total of meetings of the board of directors and meetings of each committee on which such director served.

        Neither the board nor the nomination and corporate governance committee has implemented a formal policy regarding director attendance at an annual meeting of shareholders, although board members are encouraged to attend the annual shareholders meeting. In 2012, ten directors attended the 2012 Annual Meeting of Shareholders.

        The board has determined that a majority of its members are independent as defined by the listing standards of the NASDAQ Stock Market. Specifically, our board of directors has determined that the following directors are independent: Richard K. Bogan, M.D., Thomas C. Brown, Chimin J. Chao, Anita B. Easter, O. A. Ethridge, D.M.D., George H. Fann, Jr., D.M.D., W James Kitchens, Jr., Alexander Snipe, Jr., Roderick M. Todd, Jr., Loretta R. Whitehead, and Mitchell M. Willoughby.

        The board of directors has established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which may be found on our website at www.firstcommunitysc.com. The information on our website is not part of this joint proxy statement/prospectus. The company intends to post on its website all disclosures that are required by law or the NASDAQ Stock Market listing standards concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd, Lexington, South Carolina 29072.

        Shareholders may communicate directly to the board of directors in writing by sending a letter to the board at: First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072. All letters directed to the board of directors will be received and processed by the corporate secretary and will be forwarded to the chairman of the nomination and corporate governance committee without any editing or screening.

  Board Leadership Structure and Role in Risk Oversight

        We are focused on the company's corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that a majority of our directors are independent. In addition, all of the members of our board of directors' audit/compliance, human resources/compensation, and nominating and corporate governance committees are independent.

        Our board of directors believes that it is preferable for one of our independent directors to serve as chairman of the board. The individual our board of directors appointed as chairman, Mitchell M. Willoughby, has been one of our directors since 1994 and is a long-time resident of our primary market area. We believe it is the Chief Executive Officer's responsibility to manage the company and the chairman's responsibility to guide the board as it provides leadership to our executive management. As directors continue to be faced with more oversight responsibility than ever before, we believe it is beneficial to have separate individuals in the role of chairman and Chief Executive Officer. Traditionally, the company has maintained the separateness of the roles of the chairman and the Chief Executive Officer. In making its decision to have an independent chairman, the board of directors considered the time and attention that Mr. Crapps is required to devote to managing the day-to-day operations of the company. By having another director serve as chairman of the board of directors, Mr. Crapps will be able to focus his entire energy on running the company. This will also ensure there is no duplication of effort between the Chief Executive Officer and the chairman. We believe this board leadership structure is appropriate in maximizing the effectiveness of board oversight and in providing perspective to our business that is independent from executive management.

        Our audit/compliance committee is primarily responsible for overseeing the company's risk management processes on behalf of the full board of directors. The audit/compliance committee focuses on financial reporting risk and oversight of the internal audit process. It receives reports from management at least quarterly regarding the company's assessment of risks and the adequacy and effectiveness of internal control systems, as well as reviewing credit and market risk (including liquidity and interest rate risk) and operational risk (including compliance and legal risk). Strategic and reputation risk are also regularly considered by this committee. The audit/compliance committee also receives reports from management addressing the most serious risks impacting the day-to-day operations of the company. Our director of internal audit reports to the audit committee and meets with the audit/compliance committee in executive sessions as needed to discuss any potential risk or control issues involving management. The audit/compliance committee reports regularly to the full board of directors, which also considers the company's entire risk profile. The full board of directors focuses on certain significant risks facing the company and on certain aspects of the company's general risk management strategy. Management is responsible for the day-to-day risk management processes. We believe this division of responsibility is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

        We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet the company's needs.

  Committees of the Board

        Our board of directors has three standing committees: the audit/compliance committee, the human resources/compensation committee, and the nomination and corporate governance committee. Each committee serves in a dual capacity as a committee of the Company and of the Bank.

        Audit/Compliance Committee.    The following directors are members of the audit/compliance committee: W. James Kitchens, Jr. (Chairman), Anita B. Easter, O. A. Ethridge, D.M.D., Loretta R. Whitehead, and Mitchell M. Willoughby. The board of directors has determined that all of these committee members are independent, as contemplated in the listing standards of the NASDAQ Stock Market. Our board has determined that Mr. Kitchens, who was appointed to the audit/compliance committee on March 16, 2004, qualifies as an audit committee financial expert under SEC rules. The audit/compliance committee met four times in 2012.

        The audit/compliance committee has the responsibility of reviewing the company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The board of directors has adopted an audit/compliance committee charter, which may be found by clicking on the link for "Investor Information" on our website at www.firstcommunitysc.com. The charter outlines the committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the board at any time. The audit/compliance committee reports its findings to the board of directors.

        Human Resources/Compensation Committee.    The following directors are members of the human resources/compensation committee: Thomas C. Brown (Chairman), Chimin J. Chao, Roderick M. Todd, Jr., and Loretta R. Whitehead.

        The human resources/compensation committee is comprised entirely of independent directors as prescribed by the NASDAQ Stock Market listing standards. The board of directors has adopted a human resources/compensation committee charter, which may be found by clicking on the link for "Investors" on our website at www.firstcommunitysc.com. The human resources/compensation committee met five times during 2012. This committee is responsible for determining director and executive officer compensation. The human resources/compensation committee discusses and evaluates employee compensation plans in light of an assessment of any risk posed to the company from such plans. The human resources/compensation committee annually evaluates and recommends to the board the compensation package for the President/Chief Executive Officer.

        The human resources/compensation committee also annually reviews the compensation packages for members of the bank's executive committee. The President/Chief Executive Officer has the responsibility to annually evaluate the performance of each of the members of the bank's executive committee and determine their compensation packages. Compensation packages for non-executive employees is determined by individual supervisors in conjunction with the bank's Director of Human Resources and these compensation decisions are made based on criteria included in the bank's overall budget which is approved annually by the company's board of directors.

        The human resources/compensation committee is responsible for:

  a)
  Annually reviewing the form and amount of director compensation and recommending compensation packages to the board.

  b)
  Annually reviewing employee compensation strategies; benefit plans including insurance and retirement plans, and equity programs.

  c)
  Appointing trustees to oversee the company's 401K plan.

  d)
  Annually evaluating the President/Chief Executive Officer's performance as it compares to the company's goals and objectives, providing feedback to him on his performance, and recommending to the board his compensation package, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits.

  e)
  Reviewing and making recommendations to the board concerning employment agreements, severance agreements, change in control agreements, as well as any supplemental benefits.

  f)
  Overseeing all incentive plans, and, as such, considering methods of creating incentives for management to achieve sustained growth in earnings and shareholder value and to retain key management personnel, including annual cash incentive plans, long-term incentive plans, equity plans, as well as any special supplemental benefits and making recommendations to the board concerning the design structure of such plans.

  g)
  Serving as the stock committee or stock sub-committee and, as such, has the authority to approve awards under the company's stock option plan and other equity plans.

  h)
  Approving the annual report on executive compensation and director's fees for inclusion in the company's proxy statement.

  i)
  Approving the annual committee report for inclusion in the company's proxy statement.

  j)
  Annually, reporting to the board on succession planning for the Chief Executive Officer. The board should consider and evaluate potential successors to the Chief Executive Officer.

  k)
  Reporting its activities and recommendations to the board of directors at any regular or special meeting of the board.

  l)
  Annually reviewing its charter and presenting it to the board for approval.

        Nomination and Corporate Governance Committee.    The following directors are members of the nomination and corporate governance committee: George H. Fann (Chairman), Chimin J. Chao, Alexander Snipe, Jr., and Roderick M. Todd, Jr.

        The nomination and corporate governance committee is comprised entirely of independent directors as prescribed by the NASDAQ Stock Market listing standards. This committee met three times during 2012.

        On March 16, 2004, our board adopted a nomination and corporate governance committee charter which may be found on our website by clicking on the link for "Investor Information" at www.firstcommunitysc.com.com. The charter provides that the responsibilities of the committee include: (a) reviewing the qualifications and independence of the members of the board and its various committee assignments; (b) evaluating incumbent directors in determining consideration for reelection; (c) recommending board nominees for election as officers; (d) providing guidance on board and corporate governance issues; and (e) considering director candidates recommended by shareholders who submit nominations in accordance with our bylaws.

        Shareholders who submit candidates for nomination must deliver nominations in writing to the secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy rules, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

        The nomination and governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nomination and governance committee members consider and discuss diversity, among other factors, with a view toward the needs of the board of directors as a whole. The nominating committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The nomination and governance committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the committee's goal of creating a board of directors that best serves the needs of the company and the interests of its shareholders.

        In evaluating such director recommendations, the committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our board of directors. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

        The committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the committee uses the qualifications and standards discussed above, and it seeks to achieve a balance of knowledge, experience and capability on the board of directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of Directors and Executive Officers

Executive Compensation

        The following table shows the compensation we paid for the years ended December 31, 2012 and 2011 to our chief executive officer and president, our chief financial officer, and the most highly compensated other executive officer who earned over $100,000 for the year ended 2012 (collectively, the "named executive officer").

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)		Stock Award ($)(1)	Option Award ($)	Non-Equity Incentive Plan Compensation(2) ($)	Non-qualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4)(5)(6) $	Total ($)
Michael C. Crapps,	2012	312,360	25,000	(7)	87,356	—	46,655	64,501	13,582	549,454
President and Chief Executive	2011	298,750	—		—	—	—	60,603	13,739	373,902
Officer
David K. Proctor,	2012	174,675	—		29,309	—	62,580	36,318	9,045	311,927
Senior Vice President, Senior	2011	168,750	—		—	—	—	34,123	8,767	211,640
Credit Officer, and Senior Risk
Officer
Joseph G, Sawyer,	2012	205,500	—		34,478	—	73,666	62,289	9,484	385,417
Senior Vice President and Chief	2011	198,333	—		—	—		58,524	9,397	266,254
Financial Officer

(1)
This represents the value of restricted shares issued under the terms of the equity incentive plan. The shares cliff vest at the end of three years. The grant date fair value of the restricted stock grants shown above equals $8.28 in accordance with FASB ASC Topic 718. See discussion of assumptions used in the valuation of the stock awards in Note 17, "Stock Options and Restricted Stock" in the "notes to the consolidated Financial Statements" included within the Annual Report on Form 10-K for the year ended December 31, 2012.

(2)
The amount represents the total cash payout under the terms of the equity incentive plan. Of this amount 20% is deferred and cliff vest after three years.

(3)
Amounts reflect the change in the present value of benefits attributable to named executive officers for the applicable compensation, as calculated under non-qualified retirement benefit plans.

(4)
For Mr. Crapps, includes $10,000 and $9,800 company matching contribution to 401(k) plan for 2012 and 2011, respectively, and $1,045 for country club dues for 2012 and 2011 and $2,537 and $2,894 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(5)
For Mr. Proctor, includes $6,987 and $6,750 company matching contribution to 401(k) plan for 2012 and 2011, respectively, as well as $1,045 for country club dues for 2012 and 2011 and $1,013 and $972 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(6)
For Mr. Sawyer, includes $8,220 and $7,933 company matching contribution to 401(k) plan for 2012 and 2011, respectively, as well as $249 for health club dues for 2011and $1,264 and $1,215 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(7)
Consists of a $25,000 discretionary cash bonus paid to Mr. Crapps on February 19, 2013, based on performance from August 30, 2012 through December 31, 2012.

        Due to strong performance during 2012, the company paid higher levels of incentive compensation than has been paid in recent years. This included payments to executives and other employees with incentive compensation plans and some discretionary incentive payments to other key employees. In addition, the board of directors awarded a discretionary cash incentive to Mr. Crapps for post -TARP activities during the last four months of 2012.

Named Executive Officer Employment Agreements

        Michael C. Crapps.    On June 1, 2008, we entered into an employment agreement with Mr. Crapps to serve as the President and Chief Executive Officer of the company and bank. Unless terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

        The initial base salary for Mr. Crapps was $249,867, which amount is subject to annual review by the board of directors and may be increased. Under his agreement, Mr. Crapps is eligible to receive bonuses if he meets the goals set forth annually for him by the human resources/compensation committee of the board of directors. Furthermore, Mr. Crapps is eligible for the company's long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

        Mr. Crapps is provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs. Mr. Crapps is also entitled to participation in retirement, health, welfare and other benefit plans and programs of the company applicable to employees generally or to senior executives.

        The employment agreement provides that, if the company terminates Mr. Crapps' employment without cause, the company shall be obligated to pay Mr. Crapps compensation in an amount equal to 100% of his then current monthly base salary each month, subject to a six month delay, for 24 months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay Mr. Crapps an amount equal to three times the then current annual base salary. In addition, the company will pay Mr. Crapps any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

        In the event that the company's independent accountants acting as its auditors on the date of a change in control determine that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Crapps without his compensation being treated as "excess parachute payments" under Section 280G.

        The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

        David K. Proctor and Joseph G. Sawyer.    On June 1, 2008, the company entered into employment agreements with David K. Proctor, as senior vice president and senior credit officer, and Joseph G. Sawyer, as senior vice president and chief financial officer. Both employment agreements provide for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without extension by notice of either party to the other. The term of each agreement is currently three years. The agreement with Mr. Proctor provides for a starting annual salary of $127,500 and the agreement with Mr. Sawyer provides for an annual salary of $140,000 per year, and the amounts are reviewed annually and may be increased from time to time. Mr. Proctor and Mr. Sawyer are also eligible to receive annual payments based upon achievement criteria established by the board of directors.

        Both agreements provide that, if the company terminates the executive's employment without cause, the company shall be obligated to pay the executive compensation in an amount equal to 100% of his then current monthly base salary each month, subject to a six month delay, for twelve months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay the executive an amount equal to two times the then current annual base salary. In addition, the company will pay the executive any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

        Each employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2012, as well as the related exercise prices and expiration dates. Options are granted pursuant to the company's equity incentive plan.

Outstanding Equity Awards at December 31, 2012

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael C. Crapps	5,000	—	10,563	$20.20	1/19/2015	—	—	10,563	$88,095
David K. Proctor	5,000	—	3,544	$20.20	1/19/2015	—	—	3,544	$29,557
Joseph G. Sawyer	5,000	—	4,169	$20.20	1/19/2015	—	—	4,169	$34,769

(1)
All outstanding options are fully vested as of January 19, 2010.

(2)
Equity Incentive Plan awards cliff vest on May 15, 2015.

Option Exercises and Stock Vested

        There were no stock options exercised by any named executive officers during the year ended December 31, 2012.

Certain Retirement and Salary Continuation Benefits

        The company has established the First Community Bank Profit Sharing Plan a qualified 401(k) defined contribution plan, pursuant to which the company makes matching and discretionary contributions on behalf of the each of the executive officers. The company also maintains and pays premiums on behalf of each executive officer under a life insurance plan and provides partial payment of premiums for medical benefits if the executive officer so elects.

        We have entered into salary continuation agreements with Michael Crapps, David Proctor, and Joseph Sawyer. The salary continuation agreements provide for an annual supplemental retirement benefit to be paid to each of the applicable executives, commencing at the specified normal retirement age and payable in monthly installments for a prescribed number of years. Each applicable executive will also receive this benefit if his employment is terminated following a change in control (as defined in the executive's employment agreement).

        If the executive dies after separation of service but before his annual supplemental benefit commences, the executive's benefit will be paid to his beneficiaries, beginning with the month following the bank's receipt of a copy of the executive's death certificate. If the executive dies after his benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had he survived. If the executive dies during active service, 100% of his accrual balance (as defined in the salary continuation agreement) will be paid in a lump sum to his beneficiaries.

        If the executive experiences a disability that results in separation of service prior to the normal retirement age, the executive will be entitled to 100% of his accrual balance determined as of the end of the plan year preceding termination.

        If the executive is terminated without cause (as defined in the executive's employment agreement), the executive is entitled to 100% of his accrual balance determined as of the end of the plan year preceding such termination. This benefit is determined by vesting the executive in 10% of the accrual balance at the end of the first plan year, and an additional 10% of such amount at the end of each succeeding year thereafter until the executive becomes 100% vested in the accrual balance.

        To offset the annual expense accruals for the benefits payable to the executives under the salary continuation agreements, the bank acquired bank-owned life insurance ("BOLI"). It is anticipated that the BOLI will provide full cost recovery of the benefits paid to the executives under the salary continuation agreements upon their deaths.

        The foregoing summary of the material features of the salary continuation agreements for Messrs. Crapps, Proctor and Sawyer is qualified in its entirety by reference to the provisions of the agreements, the form of which is attached as Exhibit 10.1 to a Form 8-K filed by the company with the SEC on August 3, 2006. See also the discussion under "Named Executive Officer Employment Agreements."

Director Compensation

        During the year ended December 31, 2012, outside directors received a retainer in the amount of $7,500 and fees of $1,000 for attendance at each board meeting and $400 for attendance at each committee meeting. Committee chairpersons received $8,500 as an annual retainer. The chairman of the board received a $12,500 retainer and $1,350 for each board meeting. Mr. Crapps, as an employee of the company, does not receive any board fees. He is not listed in the table below because his compensation as a named executive officer is described above in this proxy statement. The following is a summary of the compensation paid to directors for 2012.

Name	Fees Earned or Paid in Cash (1)($)	Stock Awards (2)($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard K. Bogan	$22,700	$4,995	—	—	—	—	$27,695
Thomas C. Brown	24,100	4,995	—	—	—	—	29,095
Chimin J. Chao	25,300	4,995	—	—	—	—	30,295
Anita B. Easter	20,700	4,995	—	—	—	—	25,695
O.A. Ethridge	23,100	4,995	—	—	—	—	28,095
George H. Fann, Jr.	26,500	4,995	—	—	—	—	31,495
W. James Kitchens, Jr.	24,100	4,995	—	—	—	—	29,095
J. Thomas Johnson(3)	24,300	4,995	—	—	—	142,500	171,795
James C. Leventis(4)	13,500	4,995	—	—	—	30,100	48,595
Alexander Snipe, Jr.	21,300	4,995	—	—	—	—	26,295
Roderick M. Todd, Jr.	22,300	4,995	—	—	—	—	27,295
Loretta R. Whitehead	22,700	4,995	—	—	—	—	27,695
Mitchell M. Willoughby	28,700	4,995	—	—	—	—	33,695

(1)
The company has implemented a director deferred compensation plan whereby the director can elect to defer the annual retainer and earned monthly fees. For the amounts deferred under the plan the director receives units that can be exchanged for stock when the director retires. The amounts reflected in this column include the deferred amounts.

(2)
On May 15, 2012, each non-officer director was granted 604 shares of restricted stock as part of the overall board compensation plan. The shares were valued at $8.27 per share, which was the closing price of the company's common stock on May 14, 2012 as reported by the NASDAQ Stock Market. The shares were fully vested on January 1, 2013. The value of restricted stock grants shown above equals the grant date fair value in accordance with FASB ASC Topic 718.

(3)
Mr. Johnson was paid $12,500 per month for the nine months ended September 30, 2012, under the terms of his employment, consulting and noncompete agreement entered into upon consummation of the DutchFork merger on October 1, 2004 and $30,000 for the year ended December 31, 2012 under the terms of his supplemental executive retirement agreement, which agreement is further described below

(4)
James C. Leventis retired as an executive officer of the bank and terminated his employment agreement in February of 2010. Mr. Leventis did not receive any severance payment under his employment agreement. He was paid $30,100 for the year ended December 31, 2012 under the terms of his supplemental executive retirement agreement, which agreement is further described below. Mr. Leventis' term expired at the May 16, 2012 annual meeting. He did not seek reelection as he had reached the mandatory retirement age based on the company's bylaws.

        The following table summarizes the fee amounts deferred for each director electing all or partial deferral.

Name	2012 Fees Deferred ($)(1)	Accumulated Share Units #(1)	Accumulated Share Units Since Inception
Richard K. Bogan	$1,872	227	11,841
Chimin J. Chao	27,738	3,264	16,217
O. A. Ethridge	156	19	986
George H. Fann	20	2	128
J. Thomas Johnson	1,130	130	7,148
W. James Kitchens, Jr.	78	9	493
Alexander Snipe, Jr.	23,491	2,768	14,498
Loretta R. Whitehead	133	16	840
Mitchell M. Willoughby	13,878	1,619	8,714

(1)
Amounts include dividend allocation on accumulated units.

        In connection with their prior employment by the company, the company entered into supplemental executive retirement agreements with each of James C. Leventis and J. Thomas Johnson. If either such director dies after his benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had he survived. Pursuant to their respective supplement executive retirement agreements, Mr. Johnson is entitled to receive $30,000 annually for seventeen years, beginning in October 2009, and Mr. Leventis is entitled to receive $30,100 annually for ten years, beginning in March of 2010. Mr. Johnson was paid $30,000 in 2012 under the plan, and Mr. Leventis was paid $30,100 in 2012 under the plan.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
OF FIRST COMMUNITY

        The bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the Company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to the bank and did not involve more than the normal risk of collectability or present other unfavorable features.

        In addition, our bank subsidiary is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        The aggregate dollar amount of loans outstanding to directors and executive officers of the bank was approximately $9.5 million at September 30, 2013.

 INFORMATION ABOUT SAVANNAH RIVER

        In this section, Savannah River is referred to as "Savannah River", "we" and "our" and Savannah River Bank is referred to as the "Savannah River Bank" or the "Bank".

 General

        Savannah River was organized under the laws of the State of Georgia in 2006 for the purpose of operating as a bank holding company for Savannah River Bank, a South Carolina banking corporation. Savannah River Bank received approval for its charter on May 25, 2007 and commenced operations on August 1, 2007. Its principal business activity is providing banking services to the Central Savannah River Area, or CSRA, a 13-county region located on and named after the Savannah River, which forms the border between Georgia and South Carolina. Savannah River Bank has two full-service financial centers, one in Augusta, Georgia and the other in Aiken, South Carolina, the two largest cities within the CSRA.

        The day-to-day management of Savannah River rests with its officers with oversight provided by the board of directors. Savannah River Bank is engaged in providing general commercial and retail banking services to individuals and businesses in the CSRA, and offers most forms of commercial and consumer lending, including lines of credit, term loans, real estate financing and mortgage lending, checking accounts, savings and time products. To expand services to its customers on a 24-hour basis, Savannah River Bank offers ATM services, merchant capture, treasury management, express telephone and online banking. All of Savannah River Bank's products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations. All revenue, profit and loss, and total assets are reported in one segment and represent Savannah River Bank's entire operations.

        The banking business is highly competitive. Savannah River Bank competes as a financial intermediary with other commercial banks, credit unions, finance companies, and money market mutual funds operating in Richmond and Columbia Counties in Georgia, and Aiken, South Carolina. Many of these competitors are well established in Savannah River Bank's markets. Most of them have substantially greater resources and lending limits, and many of these competitors offer services, including extensive and established branch networks that Savannah River Bank does not provide. Savannah River Bank's competitors include large super regional and regional banks and others are more established community banks. Nevertheless, management believes that the strength of Savannah River Bank's management team, the opportunity created by recent consolidation trends in the industry, and the economic and demographic dynamics of the bank's market areas combined with its business strategy of localized decision making and highly personalized delivery of banking services have enabled Savannah River Bank to gain a meaningful share of the area's loans and deposits.

        At September 30, 2013, Savannah River had total consolidated assets of approximately $157.4 million, total consolidated deposits of approximately $117.9 million, total consolidated net loans of approximately $110.6 million, and consolidated shareholders' equity of approximately $29.6 million.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

        In this section, Savannah River is referred to as "Savannah River", "we" and "our" and Savannah River Bank is referred to as the "Savannah River" or the "Bank."

 General

        Savannah River Financial Corporation (the "Company") was organized under the laws of the State of Georgia for the purpose of operating as a bank holding company for Savannah River Banking Company (the "Bank"). The Bank received final approval for its charter on May 25, 2007 and commenced operations on August 1, 2007. The principal business activity of the Bank is to provide banking services to domestic markets in Aiken County in South Carolina and Richmond and Columbia Counties in Georgia. On July 29, 2011, the Bank converted its charter from a Federal Savings Bank regulated by the Office of Thrift Supervision ("OTS") to a state chartered bank organized under the laws of the State of South Carolina and regulated by the South Carolina State Board of Financial Institutions. The Bank continues to be subject to regulation by the Federal Deposit Insurance Corporation. Upon conversion of the Bank's charter, the Company became subject to regulation by the Federal Reserve Bank. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant inter-company balances and transactions.

As of and For the Years Ended December 31, 2012 and 2011

Overview

        Savannah River Financial Corporation is a one bank holding company headquartered in Augusta, Georgia. The wholly owned subsidiary, Savannah River Banking Company, is headquartered in Aiken, South Carolina with one full-service financial center in Augusta, Georgia. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professional concerns and individuals.

        The following discussion describes our results of operations for 2012, as compared to 2011, and also analyzes our financial condition as of December 31, 2012, as compared to December 31, 2011. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits.

        We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2012 and 2011 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

        We use assumptions and estimates in determining income taxes payable or refundable for the current year, deferred income tax liabilities and assets for events recognized differently in its financial statements and income tax returns, and income tax expense. Determining these amounts requires analysis of certain transactions and interpretation of tax laws and regulations. Management exercises judgment in evaluating the amount and timing of recognition of resulting tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change. No assurance can be given that either the tax returns submitted by us or the income tax reported on the financial statements will not be adjusted by either adverse rulings by the United States Tax Court, changes in the tax code, or assessments made by the Internal Revenue Service. We are subject to potential adverse adjustments, including, but not limited to, an increase in the statutory federal or state income tax rates, the permanent non-deductibility of amounts currently considered deductible either now or in future periods, and the dependency on the generation of future taxable income in order to ultimately realize deferred income tax assets.

 Results of Operations

        Our net income was $239,000, or $0.08 basic earnings per common share, for the year ended December 31, 2012, as compared to net income of $286,000, or $0.10 basic earnings per common share, for the year ended December 31, 2011. We were able to grow loans (excluding loans held for sale) by $12.7 million from December 31, 2011 to December 31, 2012 despite the continued slow economic environment. Average loan balances increased during 2012 to $103.3 million compared to $98.7 million in 2011.

        Net interest income increased $413,000 to $5.1 million in 2012 from $4.7 million in 2011. The increase in net interest income is due to the positive loan growth and reduction of interest rates paid on deposits. The net interest margin during 2012 was 3.58% as compared to 3.43% during 2011. See below under "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" for a further discussion about the effect of the increase in net interest margin. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.41% in 2012 as compared to 3.20% in 2011. The provision for loan losses was $583,000 in 2012 as compared to $250,000 in 2011. The increase in the provision for loan losses is the result of more loan growth during 2012 and deterioration of a loan whose collateral is non-owner occupied commercial real estate. Non-interest income was $470,000 in 2012 as compared to $244,000 in 2011. This increase was primarily due to increased residential mortgage origination fee, gain on sale of mortgage loans and gain on sale of securities. Non-interest expense increased to $4.3 million in 2012 as compared to $3.9 million in 2011. The increase is attributed primarily to a prepayment penalty on FHLB advances, loss on disposal of premises, furniture and equipment and impairment on land and land improvements.

Net Interest Income

        Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

        Net interest income totaled $5.1 million in 2012 and $4.7 million in 2011. The yield on earning assets was 4.23% and 4.52% in 2012 and 2011, respectively. The rate paid on interest-bearing liabilities was 0.82% and 1.31% in 2012 and 2011, respectively. Our loan to deposit ratio on average during 2012 was 85.89% as compared to 87.25% during 2011. Loans typically provide a higher yield than other types of earning assets, and thus, one of our goals is to grow the loan portfolio as a percentage of earning assets in order to improve the overall yield on earning assets and the net interest margin. At December 31, 2012, the loan (including held for sale) to deposit ratio was 90.1%.

        The net interest margin improved in 2012 as compared to 2011. While interest rates remain at historical lows, we were able to offset the 29 basis point decline in yield on average earning assets by a 49 basis point reduction in cost of funds. If the low interest rate environment continues, our net interest margin will be affected as pressure to price down loans will exceed our ability to lower funding costs.

        Average Balances, Income Expenses and Rates.    The following table depicts, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year ended December 31, 2012			Year ended December 31, 2011
	Average Balance	Interest Earned/Paid	Yield/ Rate	Average Balance	Interest Earned/Paid	Yield/ Rate
Assets
Earning assets
Loans	$103,284,220	$5,383,694	5.21%	$98,665,525	$5,416,716	5.49%
Securities:	28,275,180	580,997	2.05%	25,731,342	698,882	2.72%
Other funds	10,359,521	42,188	0.41%	11,664,260	27,733	0.24%

Total earning assets	141,918,921	6,006,879	4.23%	136,061,127	6,143,331	4.52%

Cash and due from banks	2,521,107			1,880,995
Premises and equipment	8,911,341			9,762,973
Other assets	2,419,565			1,857,996
Allowance for loan losses	(1,764,628)			(1,496,210)

Total assets	$154,006,306			$148,066,881

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	29,559,730	155,296	0.53%	24,594,961	217,560	0.88%
Money market accounts	46,694,605	275,182	0.59%	39,584,553	393,942	1.00%
Savings deposits	243,888	486	0.20%	144,755	352	0.24%
Time deposits	31,346,565	402,829	1.29%	41,471,331	730,434	1.76%
Other borrowings	4,034,101	87,556	2.17%	6,111,712	128,460	2.10%

Total interest-bearing liabilities	111,878,889	921,349	0.82%	111,907,312	1,470,748	1.31%

Demand deposits	12,371,456			7,284,803
Other liabilities	673,405			656,331
Shareholders' equity	29,082,556			28,218,435

Total liabilities and shareholders' equity	$154,006,306			$148,066,881

Net interest spread			3.41%			3.20%
Net interest income/margin		$5,085,530	3.58%		$4,672,583	3.43%

        The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and due to rate.

	2012 versus 2011 Increase (decrease) due to
	Volume	Rate	Net
Assets
Earning assets
Loans	$247,403	$(280,425)	$(33,022)
Securities	64,235	(182,120)	(117,885)
Federal funds sold and
Other short term investments	(3,402)	17,857	14,455

Total earning assets	257,741	(394,193)	(136,452)

Interest-bearing liabilities
Interest-bearing transaction accounts	37,995	(100,259)	(62,264)
Money market accounts	93,471	(212,231)	(118,760)
Savings deposits	207	(73)	134
Time deposits	(155,449)	(172,156)	(327,605)
Other short term borrowings	(45,243)	4,339	(40,904)

Total interest-bearing liabilities	(374)	(549,025)	(549,399)

Net interest income			$412,947

Market Risk and Interest Rate Sensitivity

        Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured in either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Management Committee ("ALCO") to monitor and manage interest rate risk. The ALCO monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income. The ALCO has established policy guidelines and strategies with respect to interest rate risk exposure and liquidity.

        A monitoring technique employed by us is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis or asset/liability modeling are precise indicators of our interest sensitivity position due to the many factors that affect net interest income including, the timing, magnitude and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

        The following table illustrates our interest rate sensitivity at December 31, 2012.

Interest Sensitivity Analysis

	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Assets
Earning assets
Loans(1)	$34,899,378	$47,627,775	$16,992,353	$13,087,812	$112,607,318
Loans Held for Sale	112,449	—	—	—	112,449
Securities(2)	—	3,223,701	2,128,308	18,779,575	24,131,584
Federal funds sold and other earning assets	6,915,461	1,225,000	980,000	—	9,120,461

Total earning assets	41,927,288	52,076,476	20,100,661	31,867,387	145,971,812

Liabilities
Interest bearing liabilities
Interest bearing deposits
NOW accounts	32,477,558	—	—	—	32,477,558
Money market and savings accounts	51,729,423	—	—	—	51,729,423
Certificates of deposits	15,282,199	7,630,529	1,108,021	—	24,020,749
Other time deposits	2,820,467	1,390,029	—	—	4,210,496

Total interest-bearing deposits	102,309,647	9,020,558	1,108,021	—	112,438,226
Other borrowings	4,000,000	1,000,000	—	1,364,430	6,364,430

Total interest-bearing liabilities	106,309,647	10,020,558	1,108,021	1,364,430	118,802,656

Period gap	$(64,382,359)	$42,055,918	$18,992,640	$30,502,957	$27,169,156
Cumulative gap	$(64,382,359)	$(22,326,441)	$(3,333,801)	$27,169,156	$27,169,156
Ratio of cumulative gap to total earning assets	(44.11)%	(15.30)%	(2.28)%	(18.61)%	18.61%

(1)
Loans classified as non-accrual as of December 31, 2012 are not included in the balances.

(2)
Securities based on amortized cost.

        Through simulation modeling, we monitor the effect that an immediate and sustained change in interest rates of 100 basis points and 200 basis points up and down will have on net-interest income over the next 12 months. Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2012 and 2011 over the subsequent 12 months. At December 31, 2012, we are essentially in a neutral position with respect to interest sensitivity. As a result, our modeling reflects slight improvement in our net interest income in a rising or declining rate environment. This primarily results from the current level of interest rates being paid on our interest bearing transaction accounts as well as money market accounts. The interest rates on these accounts are at a level where they cannot be repriced lower in declining rate scenarios. The increase and decrease of 100 and 200 basis points assume a simultaneous and parallel change in interest rates along the entire yield curve.

Net Interest Income Sensitivity

	Hypothetical percentage change in net interest income December 31,
Change in short-term interest rates	2012	2011
+200bp	0.40%	3.90%
+100bp	-0.90%	-0.60%
Flat	—	—
-100bp	2.60%	6.80%
-200bp	2.30%	8.50%

        We also perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of equity over a longer time horizon. At December 31, 2012 and 2011, the PVE exposure in a plus 200 basis point increase in market interest rates was estimated to be 1.20% and 1.90%, respectively.

Provision and Allowance for Loan Losses

        At December 31, 2012, the allowance for loan losses amounted to $1.9 million, or 1.69% of loans (excludes loans held for sale), as compared to $1.6 million, or 1.60% of loans, at December 31, 2011. Our provision for loan loss was $583 thousand for the year ended December 31, 2012, as compared to $250 thousand for the year ended December 31, 2011. The provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period, especially considering the overall weakness in the commercial real estate market in our market areas.

        We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. We commenced operations on August 1, 2007 as the economy was beginning to soften. Throughout the "Great Recession" we have had minimal charge-offs as a result of sound underwriting and monitoring practices; however, as our loan portfolio continues to season loss may occur. Our allowance for loan losses is calculated using net charge-off history from peer data from the FDIC in addition to other qualitative and quantitative factors such as level of past due loans, new loan volume, industry conditions, local and economic conditions, and experience of lending staff. If the portfolio continues to perform satisfactorily and the economy improves, the allowance for loan losses may begin to decrease.

        At December 31, 2012 and 2011, we had non-accrual loans in the amount of $1.2 million and $113,000, respectively. Nonaccrual loans at December 31, 2012 consisted of two loans secured by commercial real estate. All of these loans are considered to be impaired, are substantially all real estate-related, and have been measured for impairment under the fair value of the collateral method. We consider a loan to be impaired when, based upon current information and events, it is believed that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Such fair values are obtained using independent appraisals, which we consider to be level 2 inputs. The aggregate amount of impaired loans was $1.2 million and $113,000 million for the years ending December 31, 2012 and 2011, respectively. The non-accrual loans range in size from $107,000 to $1.1 million. The largest relationship is in the amount of $1.0 million with a mortgage on a non-owner occupied commercial business located in Beaufort, South Carolina.

        There were $2.3 million and $92,000 in loans delinquent 30 to 89 days at December 31, 2012, and 2011, respectively. Of the $2.3 million past due 30-89 days, $1.1 million was already placed on nonaccrual.

        Our management continuously monitors non-performing, classified and past due loans to identify deterioration regarding the condition of these loans. We have identified one relationship in the amount of $1.1 million, which is past due 30-59 days as to principal and interest at December 31, 2012 and not included in non-performing assets, that could be a potential problem. This relationship consists of two loans secured by real estate and the loans range in size from $40,000 to $1.0 million. They have been identified as potential problems based on our review that their traditional sources of cash flow may have been impacted and that they may ultimately not be able to service the debt. These loans are continually monitored and are considered in our overall evaluation of the adequacy of our allowance for loan losses.

        The following table summarizes the activity related to our allowance for loan losses.

Allowance for Loan Losses

	2012	2011
Average loans and loans held for sale outstanding	$103,284,220	$98,665,525

Loans and loans held for sale outstanding at period end	$113,932,347	101,325,602

Total nonaccrual loans	$1,212,581	$113,402

Loans past due 90 days and still accruing	$—	$—

Beginning balance of allowance	$1,621,351	$1,414,499
Loans charged-off:
Construction and development loans	30,000	35,000
1-4 family residential mortgage	15,584	8,000
Non-farm non-residential mortgage	221,000	—
Multifamily residential	—	—
Home equity	—	—
Commercial	14,134	—
Installment & credit card	—	—
Overdrafts	—	—

Total loans charged-off	280,718	43,000

Recoveries:
1-4 family residential mortgage	—	—
Non-farm non-residential mortgage	—	—
Home equity	—	—
Commercial	—	—
Installment & credit card	—	—
Overdrafts	—	—

Total recoveries	—	—

Net loans charged off	280,718	43,000

Provision for loan losses	582,653	249,852

Balance at period end	$1,923,286	$1,621,351

Net charge-offs to average loans	0.27%	0.04%
Allowance as percent of total loans	1.69%	1.60%
Non-performing loans as % of total loans	1.06%	0.11%
Allowance as % of non-performing loans	158.61%	1,429.74%

        The following table presents an allocation of the allowance for loan losses at the end of each of the past two years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

Allocation of the Allowance for Loan Losses

	2012		2011
	Amount	% of loans in category	Amount	% of loans in category
Construction and land	$303,753	15.6%	$235,091	14.6%
Commercial	301,756	15.5%	211,255	13.0%
Commercial real estate	782,334	41.3%	737,411	45.4%
Consumer	30,523	1.6%	17,594	1.1%
Residential	504,920	26.0%	420,000	25.9%

Total	$1,923,286	100.0%	$1,621,351	100.0%

        Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid, is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

Noninterest Income and Expense

        Noninterest Income.    Most of the noninterest income consists of service charges on deposit accounts and origination fees on fixed rate residential mortgage loans. These loans are originated in our name and have locked in price commitments to be purchased at the time of closing. The loans present very little market risk to the Company and we typically deliver to and receive funding from the investor within 30 days. Other sources of noninterest income are derived from bankcard fees, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer, official check fees and increase in cash value on bank-owned life insurance. Non-interest income increased from $244,000 in 2011 to $470,000 million in 2012. Deposit service charges increased by $13,000 in 2012 as compared to 2011 as a result of more deposit accounts. Mortgage origination fees decreased $26,000 to $92,000 in 2012 from $118,000 in 2011. The purchase of $3.0 million of bank-owned life insurance during 2012 produced $48,000 of income.

        During the year ended December 31, 2012, four agency securities were sold at gains to prepay $4.0 million in FHLB advances. The gains of $109,000 offset the prepayment penalties of $109,000. The prepayment penalties are presented in noninterest expenses.

        Noninterest Expense.    Expense management is extremely important to the overall profitability of the Company. While noninterest expenses increased from $4.0 million in 2011 to $4.3 million in 2012, the uptick is primarily attributed to $109,000 of prepayment penalties on FHLB advances, a $157,000 loss on disposal of premises, furniture and equipment, and $120,000 of impairment on land and land improvements. Excluding these three items, noninterest expenses were flat at $4.0 during 2012 as compared to 2011.

        The following table sets forth for the periods indicated the primary components of noninterest expense:

	Year ended December 31,
	2012	2011	2010
Salary and employee benefits	$2,433,336	$2,477,361	$2,427,393
Occupancy	372,109	354,937	344,465
Equipment	198,777	219,736	218,157
Marketing and public relations	113,674	70,864	93,795
Data processing	146,348	154,851	168,840
Supplies and printing	59,195	53,008	54,343
Legal and professional fees	90,405	89,225	71,831
FDIC assessments	120,900	141,450	172,920
Prepayment penalty on FHLB advance	108,453	—	—
Loss on disposal of premises, furniture and equipment	156,865	3,286	—
Impairment on land and land improvements	120,000	—	—
Other	416,579	397,681	374,516

	$4,336,641	$3,962,399	$3,926,260

Income Tax Expense

        Income tax expense for 2012 was $397,000 as compared to income tax expense for the year ended December 31, 2011 of $418,000 (see note—11 'Income Taxes" to the Consolidated Financial Statements for additional information). We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. A valuation allowance is then established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. At December 31, 2012, there is a deferred tax valuation allowance of $123,000 primarily related to a capital loss carryforward that will likely expire prior to being realized

Financial Position

        Assets totaled $162.6 million at December 31, 2012 as compared to $157.7 million at December 31, 2011, an increase of $4.9 million. Over the last two years, we have continued to have positive balance sheet growth. Loans at December 31, 2011 were $101.1 million as compared to $113.8 million (excluding loans held for sale) at December 31, 2012. At December 31, 2012, loans (excluding loans held for sale) accounted for 72.6% of average earning assets, as compared to 72.4% at December 31, 2011. The loan-to-deposit ratio (excluding loans held for sale) at December 31, 2012 was 90.0% as compared to 83.4% at December 31, 2011. Securities available-for-sale were $25.0 million at December 31, 2012 as compared to $27.2 million at December 31, 2011. Short-term federal funds sold and interest-bearing bank balances were $6.2 million at December 31, 2012 compared to $16.7 million at December 31, 2011. Deposits increased by $5.1 million to $126.4 million at December 31, 2012 as compared to $121.3 million at December 31, 2011. At December 31, 2012 and 2011, we had $4.2 million and $6.0 million of brokered certificates of deposits, respectively. We believe using brokered deposits is a prudent asset-liability management strategy especially when the pricing and terms for long-term funding are more favorable than those provided in the local market.

        Shareholders' equity totaled $29.2 million at December 31, 2012, as compared to $28.8 million at December 31, 2011. The accumulated deficit decreased from $3.2 million at December 31, 2011 to

$3.0 million at December 31, 2012. Accumulated other comprehensive income increased to $589,000 at December 31, 2012 from $537,000 at December 31, 2011.

Earning Assets

Loans

        Loans typically provide higher yields than the other types of earning assets. During 2012, loans accounted for 72.6% of average earning assets. The loan portfolio (excluding loans held-for-sale) averaged $98.6 million in 2011 as compared to $103.1 million in 2012. Quality loan portfolio growth continues to be a strategic focus in 2013 and thereafter. Associated with the higher loan yields are the inherent credit and liquidity risks, which we attempt to control and counterbalance. As a community bank, one of our goals has been and continues to be to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. The economy continues to impede our ability to grow loans on a consistent basis and competition for quality loans is extremely fierce. We will continue to seek out good loans in an effort to meet the needs of the markets that we serve. Asset quality remains a priority for management and we will not deviate for the sake of growth.

        The following table shows the composition of the loan portfolio by category:

	December 31,
	2012	2011	2010
Construction and land	$17,783,088	$14,732,525	$14,741,737
Commercial	17,666,180	13,189,938	10,352,348
Commercial real estate	47,014,002	45,921,844	49,306,235
Consumer	1,796,345	1,110,124	1,150,770
Residential	29,560,283	26,176,261	22,150,103
Total gross loans	113,819,898	101,130,692	97,701,193
Allowance for loan losses	(1,923,286)	(1,621,351)	(1,414,499)

Total net loans	$111,896,612	$99,509,341	$96,286,694

        In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at year-end 2012 and 2011 were commercial real estate and residential mortgage loans in the amount of $76.6 million and $72.1 million, representing 67.3% and 71.3% of the portfolio, respectively. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe it will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

        The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2012.

 Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2012
	One Year or Less	Over one Year Through Five Years	Over five years	Total
Construction and land	$11,519,112	$6,260,447	$3,529	$17,783,088
Commercial	5,053,851	7,716,194	4,896,135	17,666,180
Commercial real estate	13,621,547	25,791,243	7,601,212	47,014,002
Consumer	593,039	1,200,126	3,180	1,796,345
Residential	5,216,617	22,436,516	1,907,150	29,560,283

	$36,004,166	$63,404,526	$14,411,206	$113,819,898

Loans maturing after one year with:
Variable Rate				$22,363,939
Fixed Rate				55,451,793

				$77,815,732

        The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Securities Available-for-Sale

        Total securities available-for-sale averaged $28.3 million in 2012, as compared to $25.7 million in 2011. This represents 19.9% and 18.9% of the average earning assets for the year ended December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, our investment securities portfolio amounted to $25.0 million and $27.2 million, respectively.

        At December 31, 2012, the estimated weighted average life of the investment portfolio was approximately 3.3 years and a weighted average book yield of approximately 2.3%

        The following table shows the investment portfolio composition.

	December 31,
	2012	2011	2010
Securities available-for-sale at fair value:
U.S. Government sponsored enterprises	$12,161,260	$14,267,095	$11,603,434
Mortgage-backed securities	12,862,119	12,928,850	9,655,039

Total	$25,023,379	$27,195,945	$21,258,473

        We hold other investments carried at cost which included FHLB stock. These investments amounted to $518,800 and $531,700 at December 31, 2012 and 2011, respectively.

 Investment Securities Maturity Distribution and Yields

        The following table shows, at amortized cost, the scheduled maturities and average yield of securities held at December 31, 2012:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
Available-for-sale:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government sponsored enterprises	$—	—	$5,152,105	1.26%	$6,507,755	2.41%	$501,400	4.57%
Mortgage-backed securities	—	—	299,856	4.83%	4,063,201	3.39%	8,499,062	2.66%
Total investment securities available-for-sale	—	—	$5,451,961	1.46%	$10,570,956	2.79%	$9,000,462	2.77%

Short-Term Investments

        Short-term investments, which consist of federal funds sold and interest bearing deposits, averaged $9.0 million in 2012, as compared to $11.7 million in 2011. We maintain the majority of our short term overnight investments in our federal funds sold accounts at FTN Financial and SCB&T. At December 31, 2012 and December 31, 2011 short-term investments totaled $6.2 million and $16.7 million, respectively. These funds are a primary source of liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

        Deposits.    Average deposits were $120.2 million during 2012, compared to $113.1 million during 2011. Average interest-bearing deposits were $107.8 million during 2012, as compared to $105.8 million during 2011.

        The following table sets forth the deposits by category:

	December 31,
	2012		2011		2010
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Demand deposit accounts	$14,001,850	11.1%	$7,738,006	6.4%	$7,608,583	6.7%
NOW accounts	32,477,558	25.7%	32,219,993	26.6%	23,085,425	20.5%
Money market accounts	51,464,797	40.6%	42,742,098	35.2%	35,756,931	31.7%
Savings accounts	264,626	0.2%	171,966	0.1%	132,597	0.1%
Time deposits less than $100,000	10,323,340	8.2%	13,311,004	11.0%	17,213,958	15.3%
Time deposits more than $100,000	17,907,905	14.2%	25,126,710	20.7%	29,001,567	25.7%

	$126,440,076	100.0%	$121,309,777	100.0%	$112,799,060	100.0%

        Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $108.5 million and $96.2 million at December 31, 2012 and 2011, respectively.

        A stable base of deposits is expected to continue be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposit of $100,000 or more

	December 31, 2011
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$3,021,258	$3,055,576	$3,290,920	$4,959,768	$14,327,522
Other time deposits of $100,000 or more	839,500	186,556	1,164,298	1,390,029	3,580,383

	$3,860,758	$3,242,132	$4,455,218	6,349,797	17,907,905

        Borrowed funds.    Borrowed funds consist of FHLB advances. As a member of the FHLB, the bank has access to advances from the FHLB for various terms and amounts. During 2012 and 2011, the average outstanding advances amounted to $4.0 million and $6.1 million, respectively.

        The following is a schedule of the maturities for FHLB Advances as of December 31, 2012 and 2011:

	December 31,
	2012		2011
Maturing	Amount	Rate	Amount	Rate
2012	—	—	2,000,000	1.21%
2013	4,000,000	0.36%	2,000,000	1.90%
2014	1,000,000	3.49%	1,000,000	3.49%
2015	—	—	1,000,000	2.97%
2016	—	—	1,000,000	1.51%
After five years	1,364,430	1.74%	—	—

	$6,364,430	1.14%	$7,000,000	2.03%

Capital Adequacy and Dividends

        Total shareholders' equity as of December 31, 2012 was $29.2 million as compared to $28.8 million as of December 31, 2011.

        The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the three years ended December 31, 2012.

	2012	2011	2010
Return on average assets	0.15%	0.19%	-0.07%
Return on average common equity	0.82%	1.02%	-0.35%
Equity to assets ratio	18.65%	18.86%	21.28%
Dividend Payout Ratio	0.00%	0.00%	0.00%

        The Company and the Bank exceeded their regulatory capital ratios at December 31, 2012 and 2011, as set forth in the following table:

(In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank:
December 31, 2012
Risk Based Capital
Tier 1	$5,029	4.0%	$21,046	16.7%	$16,017	12.7%
Total Capital	10,057	8.0%	22,622	18.0%	12,565	10.0%
Tier 1 Leverage	6,125	4.0%	21,046	13.7%	14,921	9.7%
December 31, 2011
Risk Based Capital
Tier 1	$4,508	4.0%	$19,894	17.7%	$15,386	13.7%
Total Capital	9,018	8.0%	21,300	18.9%	12,282	10.9%
Tier 1 Leverage	5,835	4.0%	19,894	13.6%	14,059	9.6%
The Company:
December 31, 2012
Risk Based Capital
Tier 1	5,107	4.0%	28,637	22.4%	23,530	18.4%
Total Capital	10,214	8.0%	30,213	23.7%	19,999	15.7%
Tier 1 Leverage	6,296	4.0%	28,637	18.2%	22,341	14.2%
December 31, 2011
Risk Based Capital
Tier 1	4,618	4.0%	27,710	24.0%	23,092	20.0%
Total Capital	9,237	8.0%	29,121	25.2%	19,884	17.2%
Tier 1 Leverage	6,084	4.0%	27,710	18.2%	21,626	14.2%

        Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        In addition, since the Company is legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

 Liquidity Management

        Liquidity management involves monitoring sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase. The Bank is a member of the FHLB and has the ability to obtain advances for various periods of time. These advances are secured by securities pledged by the Bank or assignment of loans within the Bank's portfolio.

        With the successful completion of the common stock offering in 2006, we have maintained a high level of liquidity and adequate capital sufficient to fund the operations of the Bank for at least the next 12 months. We anticipate that the Bank will remain a well capitalized institution for at least the next 12 months. Total shareholders' equity was 17.98% of total assets at December 31, 2012 and 18.23% at December 31, 2011. Funds sold and short-term interest bearing deposits are our primary source of liquidity and averaged $9.0 million and $11.7 million during the year ended December 31, 2012 and 2011, respectively. The Bank maintains federal funds purchased lines, in the amount of $14.7 million with five financial institutions. The FHLB has approved a line of credit of up to 20% of the Bank's assets, which would be collateralized by a pledge against specific investment securities and or eligible loans. We regularly review the liquidity position of the Company and have implemented internal policies establishing guidelines for sources of asset based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources. We believe that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long term liquidity needs successfully.

        We believe our liquidity remains adequate to meet operating and loan funding requirements and that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long-term and short-term liquidity needs successfully.

  Off-Balance Sheet Arrangements

        In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 18 of the Company's financial statements for a discussion of our off-balance sheet arrangements.

  Impact of Inflation

        Unlike most industrial companies, the assets and liabilities of financial institutions such as the company and the bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

As of and For the Nine and Three Months Ended September 30, 2013 and 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

        This discussion presents management's analysis of the financial condition and results of operations of Savannah River Financial Corporation as of and for year ended December 31, 2012, and as of and for each of the three and nine month periods ended September 30, 2013 and 2012. This discussion is designed to provide a more comprehensive review of the operating results and financial position of Savannah River Financial Corporation than could be obtained from an examination of the financial statements alone. The discussion should be read in conjunction with the financial statements of Savannah River Financial Corporation and the notes related thereto which appear elsewhere in this proxy statement/prospectus.

        Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Savannah River Financial Corporation's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this proxy statement/prospectus are based on information available to Savannah River Financial Corporation as of the date of this proxy statement/prospectus, and Savannah River Financial Corporation assumes no obligation to update any such forward-looking statements. It is important to note that Savannah River Financial Corporation's actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements are fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which Savannah River Financial Corporation conducts its operations.

Overview

        The following discussion describes our results of operations for the nine months and three months ended September 30, 2013 as compared to the nine month and three month periods ended September 30, 2012 and also analyzes our financial condition as of September 30, 2013 as compared to December 31, 2012. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the following discussion.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Policies

        This Management's Discussion and Analysis of Financial Condition and Results of Operation, as well as disclosures included elsewhere in proxy statement/prospectus, is based upon Savannah River Financial Corporation's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America and are included as part of this document. See "Financial Statements of Savannah River Financial Corporation" herein.

        Savannah River Financial Corporation's accounting policies are integral to understanding the results reported. Savannah River Financial Corporation's most significant critical accounting policy is the determination of its allowance for loan losses and income taxes. A critical accounting policy is one that is both very important to the portrayal of Savannah River Financial Corporation's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain.

Comparison of Results of Operations for Nine Months Ended September 30, 2013 to the Nine Months Ended September 30, 2012

  Net Income

        Our net income for the nine months ended September 30, 2013 was $672,000, or $0.22 basic earnings per common share, as compared to $211,000, or $0.07 basic earnings per common share, for the nine months ended September 30, 2012. The increase in net income between the two periods is primarily due to an increase of $318,000 in net interest income, a decrease of $75,000 in the provision for loan losses and a reduction of $330,000 in non-interest expenses; offset partially by a decline of $80,000 in non-interest income. Average earning assets increased by $3.1 million in the first nine months of 2013 as compared to the same period in 2012. Average earning assets were $145.2 million during the nine months ended September 30, 2013 as compared to $142.0 million during the nine months ended September 30, 2012. The increase in average earning assets was primarily a result of loan growth, offset by decreases in securities and federal funds sold.

  Net Interest Income

        Please refer to the table below for the yield and rate data for interest-earning and interest-bearing balance sheet components during the nine-month periods ended September 30, 2013 and 2012, along with average balances and the related interest income and interest expense amounts.

        Net interest income was $4.1 million for the nine months ended September 30, 2013 as compared to $3.8 million for the nine months ended September 30, 2012. Net interest margin increased by 22 basis points from 3.55% at September 30, 2012 to 3.77% at September 30, 2013. The yield on earning assets decreased by 1 basis point in the first nine months of 2013 as compared to the same period in 2012. The yield on earning assets for the nine months ended September 30, 2013 and 2012 was 4.23% and 4.24%, respectively. The cost of interest-bearing liabilities during the first nine months of 2013 was 0.58% as compared to 0.87% in the same period of 2012, reflecting a 29 basis points decrease. During the nine months ended September 30, 2013, we experienced a $1.0 million decline in loans outstanding. As a percentage of average earning assets, loans comprised 78.7% of average earning assets in the first nine months of 2013 as compared to 71.8% in the same period of 2012. This is a result of the significant loan growth in the latter part of 2012. The average balance of our securities portfolio was $23.4 million for the nine month period ended September 30, 2013 as compared to $28.5 million in the same period of 2012. Interest-bearing transaction accounts, money market accounts and savings deposits, which are typically our lower costing funds, represent 71.1% of our average interest bearing liabilities during the first nine months of 2013 as compared to 67.4% in the same period of 2012. Time deposits and borrowed funds, typically the higher costing funds, represent 28.9% of our average interest-bearing funds in the first nine months of 2013 as compared to 32.6% during the same period in 2012. Throughout 2012 we aggressively reduced interest rates paid on money market accounts and certificates of deposit. While our interest rates have remained steady in 2013, we continue to benefit from the rate reductions made during 2012.

  Provision and Allowance for Loan Losses

        At September 30, 2013 and December 31, 2012, the allowance for loan losses was $2.2 and $1.9 million, respectively. This represented 1.92% of total loans and 1.69% of loans at September 30, 2013 and December 31, 2012, respectively. Our provision for loan losses was $227,000 for the nine months ended September 30, 2013 as compared to $302,000 for the nine months ended September 30, 2012. This provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, the experience ability and depth of lending personnel, economic conditions (local and national) that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses.

        The decrease in the provision for loan losses for the first nine months of 2013 as compared to the same period in 2012 is a result of less loan growth.

        Non-performing assets were $1,044,000 (0.66% of total assets) at September 30, 2013 as compared to $1.3 million (0.79% of total assets) at December 31, 2012, respectively. While we believe these ratios are favorable in comparison to current industry results, we continue to be concerned about the impact of this economic environment on our customer base of local businesses and professionals. There were two loans, totaling $917,000, included in non-accrual status at September 30, 2013. The non-accrual loans are secured by a first lien on a non-owner occupied commercial business property located in Beaufort, South Carolina, and first liens on two residential properties located in Richmond County, Georgia. At the time loans are placed in non-accrual status, we typically obtain an updated appraisal and, if the loan balance exceeds fair value, write the balance down to the fair value. At September 30, 2013, we had one loan totaling $554,000 delinquent more than 90 days and still accruing interest. The loan was still accruing interest because a payment was expected soon after quarter-end. On October 7, 2013, a $154,000 principal curtailment plus accrued interest was made to bring the loan current. At

September 30, 2013, we had three loans totaling $1.1 million that were delinquent 30 days to 89 days which represented 0.97% of total loans.

        Our management continuously monitors non-performing, classified and past due loans, to identify deterioration regarding the condition of these loans.

        We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. We commenced operations on August 1, 2007 as the economy was beginning to soften. Throughout the "Great Recession" we have had minimal charge-offs as a result of sound underwriting and monitoring practices; however, as our loan portfolio continues to season loss may occur. Our allowance for loan losses is calculated using net charge-off history from peer data from the FDIC in addition to other qualitative and quantitative factors such as level of past due loans, new loan volume, industry conditions, local and economic conditions, and experience of lending staff. If the portfolio continues to perform satisfactorily and the economy improves, the allowance for loan losses may begin to decrease.

        The following table summarizes the activity related to our allowance for loan losses:

  Allowance for Loan Losses

	Nine Months Ended September 30,
	2013	2012
Average loans (including loans held for sale) outstanding	$114,227,836	$102,054,314

Loans outstanding at period end	$112,791,621	$104,487,672

Non-performing assets:
Nonaccrual loans	$917,351	$123,888
Loans 90 days past due still accruing	—	—
Repossessed-other	—	—
Foreclosed real estate and other assets	126,641	62,359

Total non-performing assets	$1,043,992	$186,247

Beginning balance of allowance	$1,923,286	$1,621,351
Loans charged-off:
Construction and land	—	(30,000)
Commercial	—	(14,134)
Commercial real estate	—	—
Consumer	—	—
Residential	—	—

Total loans charged-off	—	44,134

Recoveries:
Construction and land	—	—
Commercial	—	—
Commercial real estate	—	—
Consumer	—	—
Residential	11,252	—

Total recoveries	11,252	—

Net loan charge offs (recoveries)	(11,252)	44,134

Provision for loan losses	226,794	301,752

Balance at period end	$2,161,332	$1,878,969

Net charge-offs to average loans	(0.01)%	0.04%
Allowance as percent of total loans	1.92%	1.80%
Non-performing assets as % of total assets	0.66%	0.12%
Allowance as % of non-performing loans	235.61%	1,516.67%

        The following allocation of the allowance to specific components is not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses in the portfolio.

  Composition of the Allowance for Loan Losses

	September, 2013		December 31, 2012
(Dollars in thousands)	Amount	% of loans in Category	Amount	% of loans in Category
Construction and land	$630,353	12.9%	$303,753	15.6%
Commercial	358,504	17.5%	301,756	15.5%
Commercial real estate	656,787	44.0%	782,334	41.3%
Consumer	14,671	0.8%	30,523	1.6%
Residential	500,817	24.8%	504,920	26.0%

Total	$2,161,132	100.0%	$1,923,286	100.0%

        Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

  Non-interest Income and Non-interest Expense

        Non-interest income during the first nine months of 2013 was $297,000 as compared to $378,000 during the same period in 2012. Residential mortgage origination fees and gain on sale of mortgage loans decreased $47,000 during the first nine months of 2013 as compared to the same period in 2012. The decrease in mortgage activity is the result of higher interest rates on the 15 year and 30 year mortgage products. Gain on sale of securities decreased $109,000 because there was no sales activity in 2013. In the first nine months of 2012, we sold two agency securities and two mortgage-backed securities that produced the $109,000 gain. The gain was used to offset prepayment penalties charged for paying off four FHLB advances totaling $6.0 million. Income from cash value of life insurance increased $57,000 for the first nine months of 2013 as compared to the same period in 2012. This increase is the result of having earnings on $3.0 million of bank owned life insurance for a full nine months in 2013 as compared to only two and a half months during the 2012 period.

        Total non-interest expense decreased $330,000, or 9.66%, during the first nine months of 2013, as compared to the same period in 2012. Most components of non-interest expense remained fairly stable when comparing the first nine months of 2013 to the same period in 2012, except for loss on disposal of premises, furniture and equipment and prepayment on FHLB advance. In May 2012, a $157,000 loss was recognized on the disposal of 2.44 acres owned by the Company. The prepayment on FHLB advances was discussed in the previous paragraph.

        The following is a summary of the components of other non-interest expense:

	Nine months ended September 30,
(In thousands)	2013	2012
Supplies and printing	$48,041	$43,768
Telephone	40,681	40,662
Dues and subscriptions	16,761	22,433
Network support and monitoring	34,294	32,849
Travel and training	36,180	39,805
Regulatory assessment	20,197	19,671
Fed and correspondent bank charges	17,964	19,999
Director fees	31,185	19,500
Licenses and taxes	20,795	16,650
Other	112,187	116,168

	$378,285	$371,505

  Income Tax Expense

        Our effective tax rate was 37.3% and 51.0% in the first nine months of 2013 and 2012, respectively.

Comparison of Results of Operations for Three Months Ended September 30, 2013 to the Three Months Ended September 30, 2012:

  Net Income

        Our net income for the third quarter of 2013 was $260,000, or $0.09 basic earnings per common share, as compared to a net income of $111,000, or $0.04 basic earnings per common share, in the same period of 2012. Net interest income increased by $75,000 for the three months ended September 30, 2013 compared to the same period in 2012. Our net interest margin in the third quarter of 2013 improved to 3.79% compared to 3.62% in the same period of 2012. The improvement in the margin is primarily attributable to lower cost of funds. The yield on average earning assets increased to 4.23% in the third quarter of 2013 from 4.18% in the second quarter of 2012. The cost of interest bearing liabilities also decreased to 0.54% in the third quarter of 2013 as compared to 0.72% in the third quarter of 2012. Average earning assets were $143,444,891 during the third quarter of 2013 as compared to $142,639,458 during the third quarter of 2012.

        Please refer to the table "Yields on Average Earning Assets and Rates on Average Interest-Bearing Liabilities" appearing at the end of this section for the yield and rate data for interest-bearing balance sheet components during the three-month periods ended September 30, 2013 and 2012, along with average balances and the related interest income and interest expense amounts.

  Provision for Loan Losses

        The provision for loan losses for the three months ended September 30, 2013 was $80,000 as compared to $113,400 for the three months ended September 30, 2012. The provision for loan losses for the third quarter of 2013 was lower as a result of less loan growth compared to the same period in 2012.

  Non-interest Income and Non-interest Expense

        For the three months ended September 30, 2013, we had non-interest income of $100,000 as compared to non-interest income of $152,000 in the same period of 2012. Gain on sale of mortgage loans decreased $24,000 during the third quarter of 2013 as compared to the same period in 2012. The decrease in mortgage activity is the result of higher interest rates on the 15 year and 30 year mortgage products.

        Total non-interest expense decreased $136,000 in the third quarter of 2013, compared to the same period of 2012. Since the announcement of the Company's merger with First Community Corporation, certain expenses such as advertising and public relations and legal and professional fees have been reduced while merger expenses have increased.

  Income Tax Expense

        Our effective tax rate was 35.0% and 46.8% for the quarters ended September 30, 2013 and 2012, respectively.

  Financial Position

        Assets totaled $157.4 million at September 30, 2013, as compared to $162.6 million at December 31, 2012, a decrease of $5.2 million. Gross loans (excluding loans held for sale) at September 30, 2013 were $112.8 million as compared to $113.8 million at December 31, 2012. The decline of $1.0 million was attributed to normal fluctuations in the portfolio and sluggish loan growth during the period. At September 30, 2013 and December 31, 2012, gross loans (excluding loans held for sale) accounted for 80.4% and 79.9% of earning assets, respectively. The loan-to-deposit ratio at September 30, 2013 was 95.7% as compared to 90.0% at December 31, 2012. Investment securities decreased to $23.9 million at September 30, 2013 from $25.0 million at December 31, 2012. Deposits declined by $8.5 million to $117.9 million at September 30, 2013 as compared to $126.4 million at December 31, 2012. The decrease in deposits is the result of normal volatility in non-interest bearing demand accounts and interest on lawyers' trust accounts. Additionally, the decline in certificates of deposit is attributed to consumers moving funds for nominal yield improvement at other financial institutions.

        The following table shows the composition of the loan portfolio by category:

	September 30, 2013		December 31, 2012
	Amount	Percent	Amount	Percent
Construction and land	$14,593,200	12.9%	$17,783,088	15.6%
Commercial	19,711,667	17.5%	17,666,180	15.5%
Commercial real estate:	49,638,845	44.0%	47,014,002	41.3%
Consumer	913,159	0.8%	1,796,345	1.6%
Residential	27,934,750	24.8%	29,560,283	26.0%

Total gross loans	112,791,621	100.0%	113,819,898	100.0%
Allowance for loan losses	(2,161,332)		(1,923,286)

Total net loans	$110,630,289		$111,896,612

        In the context of this discussion, a commercial real estate and residential mortgage loan are defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market areas of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally we limit the loan-to-value ratio to 80%.

  Liquidity and Capital Resources

        We believe our liquidity remains adequate to meet operating and loan funding requirements. Interest-bearing bank balances, federal funds sold, certificates of deposit with other banks and investment securities available-for-sale represent 19.6% of total assets at September 30, 2013. We believe that our existing base of core deposits will enable us to meet our long-term and short-term liquidity needs successfully. These needs include the ability to respond to short-term demand for funds caused by the withdrawal of deposits, extensions of credit and the payment of operating expenses. Sources of liquidity, in addition to deposit gathering activities, include maturing loans and investments and purchase of federal funds from other financial institutions. We monitor closely the level of large certificates of deposits in amounts of $100 thousand or more as they tend to be more sensitive to interest rate levels and, thus, less reliable sources of funding for liquidity purposes. At September 30, 2013, the amount of certificates of deposits of $100,000 or more represented 14.2% of total deposits. Of these deposits, $12.5 million are issued to local clients many of whom have other product relationships with the Bank and $4.2 million through a broker.

        Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At September 30, 2013, we had issued commitments to extend credit and letters of credit of $25.4 million through various types of lending arrangements. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

        Other than as described elsewhere in this report, we are not aware of any trends, events or uncertainties that we expect to result in a significant adverse effect on our liquidity position. However, no assurances can be given in this regard, as rapid growth, deterioration in loan quality, and poor earnings, or a combination of these factors, could change the liquidity position in a relatively short period of time.

        The Company has generally maintained a high level of liquidity and adequate capital, which along with continued retained earnings, we believe will be sufficient to fund the operations of the Bank for at least the next 12 months. Shareholders' equity was 18.8% and 18.0% of total assets at September 30, 2013 and December 31, 2012, respectively. The Bank maintains federal funds purchased lines, in the total amount of $15.1 million, with five financial institutions. FHLB of Atlanta has approved a line of credit of up to 20% of the Bank's assets, which would be collateralized by a pledge against specific investment securities and/or eligible loans. We regularly review the liquidity position of the Company and have implemented internal policies establishing guidelines for sources of asset based liquidity and evaluate and monitor the total amount of purchased funds used to support the balance sheet and funding from noncore sources. We believe that our existing stable base of core deposits along with continued growth in this deposit base will enable us to meet our long term liquidity needs successfully.

        The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "well capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. Generally, to be considered adequately capitalized, the Federal Deposit Insurance Corporation and the Federal Reserve regulatory capital guidelines for Tier 1 capital, total capital and leverage capital ratios are 4.0%, 8.0% and 4.0%, respectively.

        The Bank's risk-based capital ratios of leverage ratio, Tier 1, and total capital were 14.09%, 16.83%, and 18.08%, respectively, at September 30, 2013 as compared to 13.74%, 16.74%, and 17.99%, respectively, at December 31, 2012. The Company's risk-based capital ratios of leverage ratio, Tier 1, and total capital were 18.76%, 22.29%, and 23.52%, respectively at September 30, 2013 as compared to 18.19%, 22.43% and 23.66%, respectively at December 31, 2012. Our management anticipates that the Bank and the Company will remain a well capitalized institution for at least the next 12 months.

        Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the South Carolina Board of Financial Institutions, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

        In July 2013, the Federal Reserve Board announced its approval of a final rule to implement the Basel III regulatory capital reforms, among other changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The framework requires banking organizations to hold more and higher quality capital, which acts as a financial cushion to absorb losses, taking into account the impact of risk. The approved rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% as well as a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking institutions. For the largest, most internationally active banking organizations, the rule includes a new minimum supplementary leverage ratio that takes into account off-balance sheet exposures. In terms of quality of capital, the final rule emphasizes common equity Tier 1 capital and implements strict eligibility criteria for regulatory capital instruments. It also improves the methodology for calculating risk-weighted assets to enhance risk sensitivity. The phase-in for smaller banking organizations will not begin until January 2015, while the phase-in period for larger banks starts in January 2014. The ultimate impact of the U.S. implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed.

SAVANNAH RIVER FINANCIAL CORPORATION

Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Nine months ended September 30, 2013			Nine months ended September 30, 2012
	Average Balance	Interest Earned/Paid	Yield/ Rate	Average Balance	Interest Earned/Paid	Yield/ Rate
Assets
Earning assets
Loans	$114,227,836	$4,204,988	4.92%	$102,054,314	$4,020,369	5.26%
Securities	23,398,800	349,628	2.00%	28,480,475	454,849	2.13%
Federal funds sold	3,616,440	6,112	0.23%	9,024,618	14,649	0.22%
Other	3,917,163	33,573	1.15%	2,483,881	13,590	0.73%

Total earning assets	145,160,239	4,594,301	4.23%	142,043,288	4,503,457	4.24%

Cash and due from banks	2,608,696			2,357,905
Premises and equipment	8,087,401			9,043,374
Other assets	4,250,190			1,854,072
Allowance for loan losses	(2,030,025)			(1,714,729)

Total assets	$158,076,501			$153,583,910

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$31,250,893	$86,812	0.37%	$29,282,899	$122,094	0.56%
Money market and savings accounts	51,018,637	162,484	0.43%	46,691,390	216,072	0.62%
Time deposits	27,570,776	194,971	0.95%	32,175,476	320,745	1.33%
Other borrowings	5,830,855	60,422	1.39%	4,560,669	72,602	2.13%

Total interest-bearing liabilities	115,671,161	504,689	0.58%	112,710,434	731,513	0.87%

Demand deposits	12,447,763			11,328,759
Other liabilities	593,619			600,941
Shareholders' equity	29,363,958			28,943,776

Total liabilities and shareholders' equity	$158,076,501			$153,583,910

Cost of funds, including demand deposits			0.53%			0.79%
Net interest spread			3.65%			3.37%
Net interest income/margin		$4,089,612	3.77%		$3,771,944	3.55%

 SAVANNAH RIVER FINANCIAL CORPORATION

Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Three months ended September 30, 2013			Three months ended September 30, 2012
	Average Balance	Interest Earned/Paid	Yield/ Rate	Average Balance	Interest Earned/Paid	Yield/ Rate
Assets
Earning assets
Loans	$113,651,943	$1,394,880	4.87%	$101,878,763	$1,340,008	5.23%
Securities	23,838,540	122,423	2.04%	29,366,241	144,056	1.95%
Federal funds sold	2,341,670	1,510	0.26%	7,403,827	3,738	0.20%
Other	3,612,738	11,178	1.23%	3,990,627	9,678	0.96%

Total earning assets	143,444,891	1,529,991	4.23%	142,639,458	1,497,480	4.18%

Cash and due from banks	2,456,751			2,344,363
Premises and equipment	7,817,562			8,510,922
Other assets	4,500,479			3,008,290
Allowance for loan losses	(2,102,200)			(1,796,116)

Total assets	$156,117,483			$154,706,917

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$30,991,436	27,100	0.35%	$29,777,321	33,678	0.45%
Money market and savings accounts	51,419,156	52,059	0.40%	48,042,671	59,791	0.50%
Time deposits	26,887,445	58,840	0.87%	29,576,878	89,931	1.21%
Other borrowings	6,391,592	20,743	1.29%	3,028,484	17,663	2.32%

Total interest-bearing liabilities	115,689,629	158,742	0.54%	110,425,354	201,063	0.72%

Demand deposits	10,360,383			14,495,224
Other liabilities	655,416			711,895
Shareholders' equity	29,412,055			29,074,444

Total liabilities and shareholders' equity	$156,117,483			$154,706,917

Cost of funds, including demand deposits			0.50%			.64%
Net interest spread			3.69%			3.46%
Net interest income/margin		$1,371,249	3.79%		$1,296,417	3.62%

Market for Savannah River's Common Stock and Related Shareholder Matters

        There is no established public trading market for Savannah River's common stock. Since inception, only a small number of shares have traded in private transactions. To the best knowledge of management of Savannah River, the last trade was 5,700 shares at a price of $10.00 per share in April 2013. Savannah River has not paid cash dividends since its inception in 2007. As of November 8, 2013, there were 404 holders of record of Savannah River common stock.

 LEGAL MATTERS

        The validity of the shares of First Community common stock to be issued in connection with the merger will be passed upon for First Community by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

        The consolidated financial statements of First Community Corporation as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the reports of Elliott Davis, LLC, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Savannah River Financial Corporation as of December 31, 2012 and 2011, and for the years then ended, have been included herein in reliance upon the reports of Elliott Davis, LLC, independent public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        First Community filed a registration statement on Form S-4 to register the issuance of First Community common stock to Savannah River shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of First Community and a proxy statement of each of First Community and Savannah River for their respective special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        First Community files reports, proxy statements, and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. First Community's public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.

        When deciding how to cast your vote, you should rely only on the information contained in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                    , 2013. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement/prospectus to shareholders nor the issuance of First Community common stock shall create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to First Community was provided by First Community and the information contained in this joint proxy statement/prospectus with respect to Savannah River was provided by Savannah River.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Community Corporation
Lexington, South Carolina

        We have audited the accompanying consolidated balance sheets of First Community Corporation and subsidiary (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Elliott Davis, LLC

Columbia, South Carolina
March 28, 2013

FIRST COMMUNITY CORPORATION

Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except par values)	2012	2011
ASSETS
Cash and due from banks	$11,517	$10,599
Interest-bearing bank balances	6,779	5,512
Federal funds sold and securities purchased under agreements to resell	412	381
Investment securities—available for sale	203,445	201,032
Other investments, at cost	2,527	5,637
Loans held for sale	9,658	3,725
Loans	332,111	324,311
Less, allowance for loan losses	4,621	4,699

Net loans	327,490	319,612
Property, furniture and equipment—net	17,258	17,483
Bank owned life insurance	10,868	10,974
Other real estate owned	3,987	7,351
Intangible assets	160	365
Goodwill	571	571
Other assets	8,253	10,645

Total assets	$602,925	$593,887

LIABILITIES
Deposits:
Non-interest bearing demand	$97,526	$83,572
NOW and money market accounts	150,874	136,483
Savings	41,100	34,048
Time deposits less than $100,000	111,182	128,616
Time deposits $100,000 and over	74,295	81,866

Total deposits	474,977	464,585
Securities sold under agreements to repurchase	15,900	13,616
Federal Home Loan Bank Advances	36,344	43,862
Junior subordinated debt	15,464	17,913
Other liabilities	6,057	6,015

Total liabilities	548,742	545,991

SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 0 and 11,350 issued and outstanding at December 31, 2012 and 2011	—	11,137
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 5,227,300 at December 31, 2012 and 3,307,531 at December 31, 2011	5,227	3,308
Common stock warrants issued	50	560
Nonvested restricted stock	(152)	—
Additional paid in capital	61,615	49,165
Accumulated deficit	(14,915)	(17,603)
Accumulated other comprehensive income	2,358	1,329

Total shareholders' equity	54,183	47,896

Total liabilities and shareholders' equity	$602,925	$593,887

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Income

	Year Ended December 31,
(Dollars in thousands except per share amounts)	2012	2011	2010
Interest income:
Loans, including fees	$18,361	$19,110	$19,851
Investment securities—taxable	3,832	6,291	7,376
Investment securities—non taxable	725	51	190
Other short term investments	84	74	94

Total interest income	23,002	25,526	27,511

Interest expense:
Deposits	3,122	4,573	6,281
Securities sold under agreement to repurchase	35	40	60
Other borrowed money	2,271	2,596	3,033

Total interest expense	5,428	7,209	9,374

Net interest income	17,574	18,317	18,137
Provision for loan losses	496	1,420	1,878

Net interest income after provision for loan losses	17,078	16,897	16,259

Non-interest income:
Deposit service charges	1,562	1,810	1,875
Mortgage origination fees	4,242	1,973	1,034
Investment advisory fees and non-deposit commissions	651	767	501
Gain on sale of securities	26	575	827
Gain (loss) on sale of other assets	(89)	(155)	35
Other-than-temporary-impairment write-down on securities	(200)	(297)	(1,560)
Fair value loss adjustments on interest rate swap	(58)	(166)	(581)
Loss on early extinguishment of debt	(217)	(188)	—
Other	2,038	1,966	1,713

Total non-interest income	7,955	6,285	3,844

Non-interest expense:
Salaries and employee benefits	11,152	9,520	8,942
Occupancy	1,358	1,289	1,229
Equipment	1,168	1,147	1,162
Marketing and public relations	478	452	402
FDIC Insurance assessments	597	889	1,003
Other real estate expense	1,010	840	823
Amortization of intangibles	204	517	621
Other	3,478	3,747	3,502

Total non-interest expense	19,445	18,401	17,684

Net income before tax	5,588	4,781	2,419
Income tax expense	1,620	1,457	565

Net income	$3,968	$3,324	$1,854

Preferred stock dividends	557	670	664
Preferred stock redemption costs	119	—	—

Net income available to common shareholders	$3,292	$2,654	$1,190

Basic earnings per common share	$0.79	$0.81	$0.36

Diluted earnings per common share	$0.79	$0.81	$0.36

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(Dollars in thousands)	2012	2011	2010
Net income	$3,968	$3,324	$1,854
Other comprehensive income (loss):
Unrealized gain (loss) during the period on available for sale securities, net of tax of $471, $1,964 and $564, respectively	914	3,751	(1,065)
Less: Reclassification adjustment for gain included in net income, net of tax of $9, $201, and $289, respectively	(17)	(374)	(537)
Reclassification adjustment for other-than-temporary-impairment on securities net of tax benefit of $68, $104 and $546, respectively	132	193	1,014

Other comprehensive income (loss)	1,029	3,570	(588)

Comprehensive income	$4,997	$6,894	$1,266

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

		Common Stock
								Accumulated Other Comprehensive Income (loss)
(Dollars and shares in thousands)	Preferred Stock	Number Shares Issued	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Nonvested Restricted Stock	Accumulated Deficit		Total
Balance December 31, 2009	$10,939	3,252	$3,252	$509	$48,873	$(79)	$(20,401)	$(1,653)	$41,440
Net income							1,854		1,854
Other comprehensive loss net of tax of $307								(588)	(588)
Amortization of compensation on restricted stock						79			79
Dividends: Common ($0.16 per share)							(521)		(521)
Preferred stock	96						(664)		(568)
Dividend reinvestment plan		18	18		83				101

Balance, December 31, 2010	11,035	3,270	3,270	509	48,956	—	(19,732)	(2,241)	41,797
Net income							3,324		3,324
Other comprehensive income net of tax of $2,061								3,570	3,570
Issuance of stock warrants				51					51
Issuance of restricted stock		23	23		133	(65)			91
Amortization of compensation on restricted stock						65			65
Dividends: Common ($0.16 per share)							(525)		(525)
Preferred stock	102						(670)		(568)
Dividend reinvestment plan		15	15		76				91

Balance, December 31, 2011	11,137	3,308	3,308	560	49,165	—	(17,603)	1,329	47,896
Net income							3,968		3,968
Other comprehensive income net of tax of $561								1,029	1,029
Repurchase of stock warrants				(510)	212				(298)
Issuance of restricted stock		33	33		239	(272)			—
Amortization of compensation on restricted stock						120			120
Issuance of common stock net of expenses of $1,200		1,875	1,875		11,917				13,792
Dividends: Common ($0.16 per share)							(605)		(605)
Preferred stock							(475)		(475)
Redemption of preferred stock	(11,285)								(11,285)
Accretion and redemption costs	148						(200)		(52)
Dividend reinvestment plan		11	11		82				93

Balance, December 31, 2012	$—	5,227	$5,227	$50	$61,615	$(152)	$(14,915)	$2,358	$54,183

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Amounts in thousands)	2012	2011	2010
Cash flows from operating activities:
Net income	$3,968	$3,324	$1,854
Adjustments to reconcile net income to net cash provided in operating activities
Depreciation	862	841	882
Premium amortization	3,112	1,968	1,421
Provision for loan losses	496	1,420	1,878
Writedowns of other real estate owned	317	261	333
Loss on sale of other real estate owned	89	155	3
Originations of HFS loans	(134,275)	(60,488)	—
Sales of HFS loans	128,342	56,763	—
Amortization of intangibles	204	517	621
Gain on sale of securities	(26)	(575)	(827)
Other-than-temporary-impairment charges on securities	200	297	1,560
Net decrease in fair value option instruments and derivatives	58	166	581
Writedown of land	170	—	—
Loss on early extinguishment of debt	217	188	—
Decrease in other assets	2,260	1,214	1,016
Increase in accounts payable	38	496	336

Net cash provided in operating activities	6,032	6,547	9,658

Cash flows from investing activities:
Proceeds from sale of securities available-for-sale	59,012	56,003	85,456
Purchase of investment securities available-for-sale	(103,245)	(103,040)	(140,374)
Maturity/call of investment securities available-for-sale	43,144	40,441	42,910
Purchase of investment securities held-to-maturity	—	—	(10)
Maturity/call of investment securities held-to-maturity	—	—	8,874
(Increase) decrease in loans	(11,312)	241	4,778
Proceeds from sale of other real estate owned	5,728	3,020	3,208
Proceeds from sale of land	—	10	—
Purchase of property and equipment	(806)	(308)	(242)

Net cash provided (used) in investing activities	(7,479)	(3,633)	4,600

Cash flows from financing activities:
Increase in deposit accounts	10,392	9,242	5,710
Advances from the Federal Home Loan Bank	1,500	7,500	—
Repayment of advances from the Federal Home Loan Bank	(9,235)	(31,921)	(5,232)
Increase (decrease) in securities sold under agreements to repurchase	2,284	929	(7,990)
Decrease in other borrowings	—	(120)	(44)
Proceeds from issuance of subordinated note payable	—	2,500	—
Repayment of subordinated note payable	(2,500)	—	—
Proceeds from sale Common Stock	13,792	—	—
Redemption of Preferred Stock	(11,073)	—	—
Repurchase of stock warrants	(510)	—	—
Dividend reinvestment plan	93	182	101
Dividends paid: Common Stock	(605)	(525)	(522)
Preferred Stock	(475)	(670)	(664)

Net cash provided (used) in financing activities	3,663	(12,883)	(8,641)

Net increase (decrease) in cash and cash equivalents	2,216	(9,969)	5,617
Cash and cash equivalents at beginning of year	16,492	26,461	20,844

Cash and cash equivalents at end of year	$18,708	$16,492	$26,461

Supplemental disclosure:
Cash paid during the period for: Interest	$6,023	$7,706	$9,413
Taxes	$—	$—	$—
Non-cash investing and financing activities:
Unrealized (loss) gain on securities available-for-sale	$1,029	$3,570	$(588)
Transfer of loans to foreclosed property	$2,770	$3,889	$7,278
Transfer of HTM securities to AFS securities	$—	$—	$46,244

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements

Note 1—ORGANIZATION AND BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of First Community Corporation (the "Company") and its wholly owned subsidiary, First Community Bank (the "Bank"). The Company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The Bank opened for business on August 17, 1995. FCC Capital Trust I is an unconsolidated special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectability of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for loan losses could change materially.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

Investment Securities

        Investment securities are classified as either held-to-maturity, available-for-sale or trading securities. In determining such classification, securities that the Company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after tax basis. Trading securities are carried at estimated fair value with unrealized gains and losses included in Non-interest income (See Note 4).

        Gains and losses on the sale of available-for-sale securities and trading securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be other than temporary are written down to fair value and charged to income in the Consolidated Statement of Income.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Mortgage Loans Held for Sale

        The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company.

        The Company usually delivers to, and receives funding from, the investor within 30 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a "best efforts" basis. The Company is not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination. These loans are classified as Level 2.

Loans and Allowance for Loan Losses

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the interest method.

        The allowance for loan losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, economic conditions and volume, growth and composition of the portfolio.

        The Company considers a loan to be impaired when, based upon current information and events, it is believed that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that are considered impaired are accounted for at the lower of carrying value or fair value. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures and equipment.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets

        Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles). Core deposit intangibles are being amortized on a straight-line basis over seven years. Goodwill and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The annual valuation is performed on September 30 of each year.

Other Real Estate Owned

        Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other expenses.

Comprehensive Income

        The Company reports comprehensive income in accordance with ASC 220, "Comprehensive Income." ASC 220 requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosures requirements have been included in the Company's consolidated statements of comprehensive income.

Mortgage Origination Fees

        Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The loans are funded by the investor at closing and the related fees received by the Company for these services are recognized at the time the loan is closed.

Advertising Expense

        Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes

        A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carry forwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.

        In 2006, the FASB issued guidance related to Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements in accordance with FASB ASC topic 740-10, "Income Taxes". It also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

Stock Based Compensation Cost

        The Company accounts for stock based compensation under the fair value provisions of the accounting literature. Compensation expense is recognized in salaries and employee benefits.

        The fair value of each grant is estimated on the date of grant using the Black-Sholes option pricing model. No options were granted in 2012, 2011 or 2010.

Earnings Per Common Share

        Basic earnings per common share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock and common stock equivalents. Common stock equivalents consist of stock options and warrants and are computed using the treasury stock method.

Subsequent Events

        Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued and all material subsequent events have been either recognized or disclosed in the notes to the financial statements.

Segment Information

        ASC Topic 280-10, "Segment Reporting," requires selected segment information of operating segments based on a management approach. The Company operates as one business segment.

Recently Issued Accounting Standards

        In September 2011, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. These amendments were effective for the Company on January 1, 2012.

        In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a Troubled Debt Restructuring ("TDR"). The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. The new guidance was effective for the Company beginning January 1, 2012 and did not have a material effect on the Company's TDR determinations.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments were effective for the Company on January 1, 2012 and had no effect on the financial statements.

        ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

        The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB finalizes its conclusions regarding future requirements.

        In July 2012, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that indefinite-lived intangible assets are impaired. If it is determined to be more likely than not that indefinite-lived intangible assets are impaired, then the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendments are not expected to have a material effect on the Company's financial statements.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risk and Uncertainties

        In the normal course of business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' or issuer's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans and investments and the valuation of real estate held by the Company.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company is subject to regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances and operating restrictions from regulators' judgments based on information available to them at the time of their examination.

Reclassifications

        Certain captions and amounts in the 2011 and 2010 consolidated financial statements were reclassified to conform to the 2012 presentation.

Note 3—BUSINESS COMBINATIONS

        The Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. The acquisition price will be paid during a three year earn out period with the actual amount calculated based on the achievement of certain profitability metrics. The earn out terms over the three year period provide for contingent consideration which ranges from $0 to $1.2 million based upon annual net income. Management anticipates the amount will be approximately $600 thousand based upon recent past operating results and as such a contingent liability was recognized for this amount when considering business combination accounting rules. The purchase price of operating assets was $22 thousand. This acquisition was not considered material to the financial statements.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES

        The amortized cost and estimated fair values of investment securities are summarized below:

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012:
Government sponsored enterprises	$1,522	$12	$—	$1,534
Mortgage-backed securities	110,425	2,343	624	112,144
Small Business Administration pools	54,148	1,008	163	54,993
State and local government	31,483	936	46	32,373
Corporate and other securities	2,349	53	1	2,401

	$199,927	$4,352	$834	$203,445

December 31, 2011:
Government sponsored enterprises	$31	$3	$—	$34
Mortgage-backed securities	141,103	2,876	2,348	141,631
Small Business Administration pools	35,889	634	44	36,479
State and local government	19,617	871	—	20,488
Corporate and other securities	2,432	54	86	2,400

	$199,072	$4,438	$2,478	$201,032

        At December 31, 2012, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.0 million, mutual funds at $884.5 thousand, foreign debt of $59.7 thousand, Federal Home Loan Mortgage Corporation preferred stock of $30.0 thousand and Corporate preferred stock in the amount of $416.7 thousand. At December 31, 2011, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.4 million, mutual funds at $904.9 thousand, foreign debt of $59.6 thousand and Federal Home Loan Mortgage Corporation preferred stock of $20.9 thousand

        Other investments, at cost include Federal Home Loan Bank ("FHLB") stock in the amount of $2.5 million at December 31, 2012 and FHLB and Federal Reserve stock in the amount of $1.8 million and $3.8 million at December 31, 2011, respectively.

        For the year ended December 31, 2012, proceeds from the sale of securities available-for-sale amounted to $55.8 million, gross realized gains amounted to $2.2 million and gross realized losses amounted to $2.1million. For the year ended December 31, 2011, proceeds from the sale of securities available-for-sale amounted to $56.0 million, gross realized gains amounted to $2.6 million and gross realized losses amounted to $2.0 million. For the year ended December 31, 2010, proceeds from the sale of securities available-for-sale amounted to $85.5 million, gross realized gains amounted to $2.5 million and gross realized losses amounted to $1.7 million. The tax provision applicable to the net realized gain was approximately $9.0 thousand, $201.0 thousand, and $289.0 thousand for 2012, 2011 and 2010, respectively.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES (Continued)

        The amortized cost and fair value of investment securities at December 31, 2012, by contractual maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties.

	Available-for-sale
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$26,725	$26,722
Due after one year through five years	83,068	84,630
Due after five years through ten years	30,565	31,161
Due after ten years	59,569	60,932

	$199,927	$203,445

        Securities with an amortized cost of $29.0 million and fair value of $30.3 million at December 31, 2012, were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase. Securities with an amortized cost of $35.1 million and fair value of $36.6 million at December 31, 2011, were pledged to secure FHLB advances, public deposits, demand notes due the Treasury and securities sold under agreements to repurchase.

        The following tables show gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2012 and 2011.

	Less than 12 months		12 months or more		Total
December 31, 2012 (Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:
Government Sponsored Enterprise mortgage-backed securities	$22,662	$233	$4,583	$13	$27,245	$246
Small Business Administration pools	11,013	158	2,447	5	13,460	163
Non-agency mortgage-backed securities	—	—	2,363	378	2,363	378
State and local government	2,599	46	—	—	2,599	46
Corporate bonds and other	—	—	50	1	50	1

Total	$36,274	$437	$9,443	$397	$45,717	$834

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES (Continued)

	Less than 12 months		12 months or more		Total
December 31, 2011 (Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:
Government Sponsored Enterprise mortgage-backed securities	$25,113	$163	$3,269	$24	$28,382	$187
Small Business Administration pools	6,108	38	2,203	6	8,311	44
Non-agency mortgage-backed securities	574	3	13,275	2,158	13,849	2,161
Corporate bonds and other	940	60	524	26	1,464	86

Total	$32,735	$264	$19,271	$2,214	$52,006	$2,478

        Government Sponsored Enterprise, Mortgage Backed Securities:    Throughout 2008 and continuing through 2012, the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the mortgage lending market. At December 31, 2012, the Company owns mortgage-backed securities ("MBSs") including collateralized mortgage obligations ("CMOs") with an amortized cost of $107.3 million and approximate fair value of $109.4 million issued by government sponsored enterprises ("GSEs"). Current economic conditions have impacted MBSs issued by GSEs such as the Federal Home Loan Mortgage Corporation (the "FHLMC") and the Federal National Mortgage Association (the "FNMA"). These entities have experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. As of December 31, 2012 and 2011, all of the MBSs issued by GSEs are classified as "Available for Sale." Unrealized losses on certain of these investments are not considered to b e "other than temporary," and we have the intent and ability to hold these until they mature or recover the current book value. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the Company does not intend to sell these securities and it is more likely than not the Company will not be required sell these securities before a recovery of its amortized cost, which may be maturity, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2012.

        Non-agency Mortgage Backed Securities:    The Company also holds private label mortgage-backed securities ("PLMBSs"), including CMOs, at December 31, 2012 with an amortized cost of $3.1 million and approximate fair value of $2.7 million. Management monitors each of these securities on a quarterly basis to identify any deterioration in the credit quality, collateral values and credit support underlying the investments.

        During the year ended December 31, 2012, the Company identified two PLMBs with a fair value of $2.5 million that it considered other-than-temporarily-impaired. As prescribed by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, the Company recognized an impairment charge in earnings of $199.8 thousand (credit component) during year ended December 31, 2012. The $199.8 thousand represents the estimated credit losses on these securities for the year ended December 31, 2012. One of the securities identified as other-than-temporarily-impaired during the year ended December 31, 2012 was subsequently sold after the impairment was recognized.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES (Continued)

        For the year ended December 31, 2011, we recognized impairment charges on three PLMBs investments whereby the credit component was $293 thousand recognized through earnings and the amount recognized through other comprehensive income amounted to $(35) thousand. For the year ended December 31, 2010, we recognized impairment charges on nine PLMBs investments whereby the credit component was $477 thousand recognized through earnings and the amount recognized through other comprehensive income amounted to $2.9 million. For the year ended December 31, 2009, we recognized the credit impairment charges of $491 thousand as the credit component on five PLMBs securities through earnings and $1.7 million through other comprehensive income. The PLMBs continue to experience high levels of delinquencies in the underlying loans that make up the PLMBSs, and as a result we could experience additional OTTI in the future.

        As prescribed by FASB ASC 320-10-35 for the year ended December 31, 2012 and 2011, the Company recognized the credit component of OTTI on debt securities in earnings and the non-credit component in other comprehensive income (OCI) for those securities in which the Company does not intend to sell the security and it is more likely than not the Company will not be required to sell the securities prior to recovery.

        Corporate Bonds:    Corporate bonds held by the Company are reviewed on a quarterly basis to identify downgrades by rating agencies as well as deterioration of the underlying collateral or the issuer's ability to service the debt obligation. As of December 31, 2012, the Company owns one corporate bond which is rated above investment grade. The Company does not consider this investment to be OTTI.

        During the twelve months ended December 31, 2011, the Company recorded $4.0 thousand in OTTI charges on a preferred term security. During the third quarter of 2011, the Company sold this security and recorded an additional realized loss of $455 thousand. This loss was offset by the sale of two municipal bonds with a recorded gain of $488 thousand. During the fourth quarter of 2011, the Company sold an SLM Corporation bond that was rated below investment grade with a book value of $1 million and recorded a $73.0 thousand loss.

        State and Local Governments and Other:    Management monitors these securities on a quarterly basis to identify any deterioration in the credit quality. Included in the monitoring is a review of the credit rating, a financial analysis and certain demographic data on the underlying issuer. The Company does not consider these securities to be OTTI at December 31, 2012.

        During the years ended December 31, 2012, December 31, 2011 and December 31, 2010, the Company recorded OTTI losses on held-to-maturity and available-for-sale securities as follows:

Year ended December 31, 2012
(Dollars in thousands)	Available- for-sale securities
Total OTTI charge realized and unrealized	$415
OTTI recognized in other comprehensive income (non-credit component)	215

Net impairment losses recognized in earnings (credit component)	$200

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES (Continued)

Year ended December 31, 2011
(Dollars in thousands)	Available- for-sale securities
Total OTTI charge realized and unrealized	$262
OTTI recognized in other comprehensive income (non-credit component)	(35)

Net impairment losses recognized in earnings (credit component)	$297

	Year ended December 31, 2010
(Dollars in thousands)	Held-to- maturity mortgage- backed securities	Available- for-sale securities	Total
Total OTTI charge realized and unrealized	$108	$4,310	4,418
OTTI recognized in other comprehensive income (non-credit component)	—	2,858	2,858

Net impairment losses recognized in earnings (credit component)	$108	$1,452	$1,560

        During 2012, 2011 and 2010, OTTIs occurred for which only a portion is attributed to credit loss and recognized in earnings. The remainder was reported in other comprehensive income. The following is a roll forward analysis of amounts relating to credit losses on debt securities recognized in earnings during the twelve months ended December 31, 2012, December 31, 2011 and December 31, 2010.

        For the year ended December 31, 2012, there were two non-agency mortgage backed securities with OTTI in which $200 thousand of OTTI representing the credit loss was recognized in earnings. The Company uses a third party to obtain information about the structure in order to assist in determining how the underlying cash flows will be distributed to each security. The following is a rollforward analysis of amounts relating to credit losses recognized in earnings:

	2012	2011	2010
(Dollars in thousands)	Available for Sale	Available for Sale	Available for Sale	Held to maturity
Balance at beginning of period	$930	$2,143	$545	$132
Other-than-temporary-impairment not previously recognized	173	50	291	98
Additional increase for which an other-than-temporary impairment was previously recognized related to credit losses	27	247	1,161	10
Realized losses during the period	(180)	(1,510)	(94)	—
Other-than-temporary impairment previously recognized in securities sold	(679)	—	—	—
Transfer to available-for-sale	—	—	240	(240)

Balance related to credit losses on debt securities at end of period	$271	$930	$2,143	$—

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 4—INVESTMENT SECURITIES (Continued)

        In evaluating the non-agency mortgage backed securities, relevant assumptions, such as prepayment rate, default rate and loss severity on a loan level basis, are used in determining the expected recovery of the contractual cash flows. The balance of the underlying portfolio cash flows are evaluated using ongoing assumptions for loss severities, prepayment rates and default rates. The ongoing assumptions for average prepayment rate, default rate and severity used in the valuations were approximately 13.7%, 8.0%, and 50.4%, respectively. The underlying collateral on substantially all of these securities are fixed rate residential first mortgages located throughout the United States. The underlying collateral includes various percentages of owner-occupied, as well as, investment related single-family, 2-4 family and condominium residential properties. The securities were purchased at various discounts to par value. Based on the assumptions used in valuing the securities, the existing discount and remaining subordinated collateral provide coverage against future credit losses on the downgraded securities for which no OTTI has been recognized.

        The following table summarizes as of December 31, 2012 the number of CUSIPs, carrying value and fair value of the non-agency mortgage-backed securities/CMOs by credit rating. The credit rating reflects the lowest credit rating by any major rating agency. All non-agency mortgage-backed /CMO securities are in the super senior or senior tranche.

  (Dollars in thousands)

Credit Rating	Number of CUSIPs	Par Value	Amortized Cost	Fair Value
AA	2	$264	$264	$268
A1	1	380	380	374
A3	1	320	320	318
A	2	72	72	71
BBB	1	231	231	225
Baa1	1	71	71	72
Baa2	1	97	97	96
Below Investment Grade	4	2,008	1,653	1,291

Total	13	$3,443	$3,088	$2,715

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS

        Loans summarized by category are as follows:

	December 31,
(Dollars in thousands)	2012	2011
Commercial, financial and agricultural	$20,924	$20,608
Real estate:
Construction	13,052	11,767
Mortgage-residential	38,892	38,337
Mortgage-commercial	226,575	220,288
Consumer:
Home equity	27,173	27,976
Other	5,495	5,335

Total	$332,111	$324,311

        Activity in the allowance for loan losses was as follows:

	Years ended December 31,
(Dollars in thousands)	2012	2011	2010
Balance at the beginning of year	$4,699	$4,911	$4,854
Provision for loan losses	496	1,420	1,878
Charged off loans	(742)	(1,696)	(1,948)
Recoveries	168	64	127

Balance at end of year	$4,621	$4,699	$4,911

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

        The detailed activity in the allowance for loan losses and the recorded investment in loans receivable as of and for the years ended December 31, 2012 and December 31, 2011 follows:

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2012
Allowance for loan losses:
Beginning balance	$331	$—	$514	$1,475	$521	$57	$1,801	$4,699
Charge-offs	258	—	112	293	—	79	—	742
Recoveries	42	—	86	—	3	37	—	168
Provisions	223	—	(253)	140	(124)	2	508	496

Ending balance	$338	$—	$235	$1,322	$400	$17	$2,309	$4,621

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	338	—	235	1,322	400	17	2,309	4,621
Loans receivable:
Ending balance-total	$20,924	$13,052	$38,892	$226,575	$27,173	$5,495	$—	$332,111
Ending balances:
Individually evaluated for impairment	37	—	357	5,772	—	10	—	6,176
Collectively evaluated for impairment	20,887	13,052	38,535	220,803	27,173	5,485	—	325,935

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2011
Allowance for loan losses:
Beginning balance	$681	$905	$465	$1,404	$325	$88	$1,043	$4,911
Charge-offs	265	—	186	861	285	99	—	1,696
Recoveries	31	—	5	—	5	23	—	64
Provisions	(116)	(905)	230	932	476	45	758	1,420

Ending balance	$331	$—	$514	$1,475	$521	$57	$1,801	$4,699

Ending balances:
Individually evaluated for impairment	$1	$—	$—	$1	$—	$—	$—	$2
Collectively evaluated for impairment	330	—	514	1,474	521	57	1,801	4,697
Loans receivable:
Ending balance-total	$20,608	$11,767	$38,337	$220,288	$27,976	$5,335	$—	$324,311
Ending balances:
Individually evaluated for impairment	45	—	622	8,667	—	19	—	9,353
Collectively evaluated for impairment	$20,563	$11,767	$37,715	$211,621	$27,976	$5,316	$—	$314,958

        Loans outstanding and available lines of credit to bank directors, executive officers and their related business interests amounted to $10.9 million and $11.3 million at December 31, 2012 and 2011, respectively. Repayments on these loans during the year ended December 31, 2012 were $855 thousand, and loans made amounted to $230 thousand. Repayments on these loans during the year ended

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

December 31, 2011 were $577 thousand, and loans made amounted to $1.2 million. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability.

        The following table presents at December 31, 2012, 2011 and 2010, loans individually evaluated and considered impaired under FAS ASC 310 "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

	December 31,
(Dollars in thousands)	2012	2011	2010
Total loans considered impaired at year end	$6,176	$9,353	$9,587
Loans considered impaired for which there is a related allowance for loan loss:
Outstanding loan balance	$—	$148	$378
Related allowance	$—	$2	$96
Loans considered impaired and previously written down to fair value	$6,176	$9,205	$9,209
Average impaired loans	$6,704	$9,926	$10,576
Amount of interest earned during period of impairment	$179	$397	$323

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

        The following tables are by loan category and present at December 31, 2012 and December 31, 2011 loans individually evaluated and considered impaired under FAS ASC 310 "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

(Dollars in thousands) December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Commercial	$37	$50	$—	$53	$—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	357	381	—	442	1
Mortgage-commercial	5,772	6,162	—	6,188	178
Consumer:
Home Equity	—	—	—	—	—
Other	10	10	—	21	—
With an allowance recorded:
Commercial	—	—	—	—	—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	—	—	—	—	—
Mortgage-commercial	—	—	—	—	—
Consumer:
Home Equity	—	—	—	—	—
Other	—	—	—	—	—
Total:
Commercial	37	50	—	53	—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	357	381	—	442	1
Mortgage-commercial	5,772	6,162	—	6,188	178
Consumer:
Home Equity	—	—	—	—	—
Other	10	10	—	21	—

	$6,176	$6,603	$—	$6,704	$179

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

(Dollars in thousands) December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Commercial	$12	$19	$—	$21	$—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	622	650	—	656	4
Mortgage-commercial	8,552	8,975	—	9,066	382
Consumer:
Home Equity	—	—	—	—	—
Other	19	19	—	30	1
With an allowance recorded:
Commercial	33	33	1	36	2
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	—	—	—	—	—
Mortgage-commercial	115	115	1	117	8
Consumer:
Home Equity	—	—	—	—	—
Other	—	—	—	—	—
Total:
Commercial	45	52	1	57	2
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	622	650	—	656	4
Mortgage-commercial	8,667	9,090	1	9,183	390
Consumer:
Home Equity	—	—	—	—	—
Other	19	19	—	30	1

	$9,353	$9,811	$2	$9,926	$397

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

          Special Mention.    Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

          Substandard.    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

          Doubtful.    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be "Pass" rated loans. As of December 31, 2012 and December 31, 2011, and

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

based on the most recent analysis performed, the risk category of loans by class of loans is shown in the table below. As of December 31, 2012 and December 31, 2011, no loans were classified as doubtful.

(Dollars in thousands) December 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial & agricultural	$20,826	$27	$71	$—	$20,924
Real estate:
Construction	8,595	2,047	2,410	—	13,052
Mortgage—residential	36,493	1,677	722	—	38,892
Mortgage—commercial	208,825	3,803	13,947	—	226,575
Consumer:
Home Equity	26,604	124	445	—	27,173
Other	5,475	3	17	—	5,495

Total	$306,818	$7,681	$17,612	$—	$332,111

(Dollars in thousands) December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial & agricultural	$19,827	$499	$282	$—	$20,608
Real estate:
Construction	6,764	—	5,003	—	11,767
Mortgage—residential	37,063	305	969	—	38,337
Mortgage—commercial	200,984	8,009	11,295	—	220,288
Consumer:
Home Equity	27,692	38	246	—	27,976
Other	5,311	5	19	—	5,335

Total	$297,641	$8,856	$17,814	$—	$324,311

        At December 31, 2012 and 2011, non-accrual loans totaled $4.7 million and $5.4 million, respectively. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $352 thousand and $224 thousand in 2012 and 2011, respectively. Interest recorded on non-accrual loans in 2012 and 2011 amounted to $112 thousand and $163 thousand, respectively.

        Troubled debt restructurings ("TDRs") that are still accruing are included in impaired loans at December 31, 2012 and 2011 amounted to $1.5 million and $3.9 million, respectively. Interest earned during 2012 and 2011 on these loans amounted to $123 thousand and $234 thousand, respectively.

        Loans greater than 90 days delinquent and still accruing interest at December 31, 2012 and 2011 amounted to $55 thousand and $25 thousand, respectively.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

        The following tables are by loan category and present loans past due and on non-accrual status as of December 31, 2012 and December 31, 2011:

(Dollars in thousands) December 31, 2012	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$17	$107	$—	$85	$209	$20,715	$20,924
Real estate:
Construction	—	—	—	—	—	13,052	13,052
Mortgage—residential	311	378	—	357	1,046	37,846	38,892
Mortgage—commercial	627	898	55	4,263	5,843	220,732	226,575
Consumer:
Home equity	211	—	—	—	211	26,962	27,173
Other	32	7	—	10	49	5,446	5,495

Total	$1,198	$1,390	$55	$4,715	$7,358	$324,753	$332,111

(Dollars in thousands) December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$147	$123	$—	$12	$282	$20,326	$20,608
Real estate:
Construction	—	—	—	—	—	11,767	11,767
Mortgage—residential	391	95	—	623	1,109	37,228	38,337
Mortgage—commercial	1,382	966	25	4,749	7,122	213,166	220,288
Consumer:
Home equity	45	—	—	—	45	27,931	27,976
Other	42	18	—	19	79	5,256	5,335

Total	$2,007	$1,202	$25	$5,403	$8,637	$315,674	$324,311

        As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance. The Bank identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Bank identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At December 31, 2012, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $3.3 million, and no allowance for loan losses was associated with those loans. At December 31, 2011, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $7.7 million, and a $2 thousand allowance for loan losses was associated with those loans.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

        The following table, by loan category, present loans determined to be TDRs during the twelve month period ended December 31, 2012.

	For the twelve months ended December 31, 2012
Troubled Debt Restructurings (Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Nonaccrual
Mortgage—Commercial	1	$40	$40
Total nonaccrual	1	$40	$40

Accrual
Mortgage—Commercial	2	$596	$596
Total Accrual	2	$596	$596

Total TDRs	3	$636	$636

        During the twelve month ended December 31, 2012, the Company modified three loans that were considered to be TDRs. The payment and interest rate were lowered for two of these loans and the payment was modified to interest only for one loan.

        The following table, by loan category, present loans determined to be TDRs during the twelve month period ended December 31, 2011.

	For the twelve months ended December 31, 2011
Troubled Debt Restructurings (Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Nonaccrual
Mortgage—Commercial	5	$741	$741
Commercial & Industrial	2	43	43
Total nonaccrual	7	$784	$784

Accrual
Mortgage—Commercial	1	$3,138	$3,138
Total Accrual	1	$3,138	$3,138

Total TDRs	8	$3,922	$3,922

        During the twelve months ended December 31, 2011, the Bank modified eight loans that were considered to be TDRs. The payment and interest rate were lowered for six of these loans, the payment was lowered for one loan and for one loan the business and guarantor were released. One TDR that had been restructured with a lower payment in 2011 was paid out during the fourth quarter of 2011.

        The following table, by loan category, presents loans determined to be TDRs in the twelve months ended December 31, 2011 that had payment defaults during the period ended December 31, 2011. There were no loans determined to be TDRs in the twelve months ended December 31, 2012 that

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 5—LOANS (Continued)

subsequently defaulted during the twelve month period ended December 31, 2012. Defaulted loans are those loans that are greater than 89 days past due.

	For the twelve months ended December 31, 2011
Troubled Debt Restructurings that subsequently defaulted this period (Dollars in thousands)
	Number of Contracts	Recorded Investment
Mortgage—Commercial	4	$704
Commercial & Industrial	1	11

Total TDRs	5	$715

        During the twelve month period ended December 31, 2011, five nonaccrual loans that had previously been restructured, had payment defaults.

        In the determination of the allowance for loan losses, all TDRs are reviewed to ensure that one of the three proper valuation methods (fair market value of the collateral, present value of cash flows, or observable market price) is adhered to. All non-accrual loans are written down to its corresponding collateral value. All TDR accruing loans and where the loan balance exceeds the present value of cash flow will have a specific allocation. All nonaccrual loans are considered impaired. Under ASC 310-10, a loan is impaired when it is probable that the Bank will be unable to collect all amounts due including both principal and interest according to the contractual terms of the loan agreement.

Note 6—FAIR VALUE MEASUREMENT

        The Company adopted FASB ASC Fair Value Measurement Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level l	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

        FASB ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

        Cash and short term investments—The carrying amount of these financial instruments (cash and due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns and are classified as Level 1.

        Investment Securities—Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, or by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued both by government sponsored enterprises and private label mortgage-backed securities. Generally these fair values are priced from established pricing models. Level 3 securities include corporate debt obligations and asset—backed securities that are less liquid or for which there is an inactive market.

        Loans Held for Sale—The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in by price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company and are classified as Level 2. The carrying amount of these loans approximates fair value.

        Loans—The fair value of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities and are classified as Level 2. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs.

        Other Real Estate Owned (OREO)—OREO is carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management's estimation of the collateral and is considered a Level 3 measurement.

        Accrued Interest Receivable—The fair value approximates the carrying value and is classified as Level 1.

        Interest rate swap—The fair value approximates the carrying value and is classified as Level 3.

        Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

        Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms and are classified as Level 2.

        Short Term Borrowings—The carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the Treasury) approximates fair value. These are classified as Level 2.

        Junior Subordinated Debentures—The fair values of junior subordinated debentures is estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments. These are classified as Level 2.

        Accrued Interest Payable—The fair value approximates the carrying value and is classified as Level 1.

        Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

        The carrying amount and estimated fair value by classification Level of the Company's financial instruments as of December 31, 2012 are as follows:

	December 31, 2012
		Fair Value
	Carrying Amount
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and short term investments	$18,296	$18,296	$18,296	$—	$—
Available-for-sale securities	203,445	203,445	914	202,114	417
Other investments, at cost	2,527	—	—	—	2,527
Loans held for sale	9,658	9,658	—	9,658	—
Net loans receivable	327,490	328,893	—	322,717	6,176
Accrued interest	2,098	2,098	2,098	—	—
Interest rate swap	(338)	(338)	—	—	(338)
Financial liabilities:
Non-interest bearing demand	$97,526	$97,526	$—	$97,526	$—
NOW and money market accounts	150,874	150,874	—	150,874	—
Savings	41,100	41,100	—	41,100	—
Time deposits	185,477	187,313	—	187,313	—

Total deposits	474,977	476,813	—	476,813	—
Federal Home Loan Bank Advances	36,344	41,977	—	41,977	—
Short term borrowings	15,900	15,900	—	15,900	—
Junior subordinated debentures	15,464	15,464	—	15,464	—
Accrued interest payable	1,029	1,029	1,029	—	—

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

        The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 2011 are as follows:

	December 31, 2011
(Dollars in thousands)	Carrying Amount	Fair Value
Financial Assets:
Cash and short term investments	$16,492	$16,492
Available-for-sale securities	201,032	201,032
Other investments, at cost	5,637	—
Loans held for sale	3,725	3,725
Net loans receivable	319,612	319,505
Accrued interest	1,914	1,914
Interest rate swap	(602)	(602)
Financial liabilities:
Non-interest bearing demand	$83,572	$83,572
NOW and money market accounts	136,483	136,483
Savings	34,048	34,048
Time deposits	210,482	214,437

Total deposits	464,585	468,540
Federal Home Loan Bank Advances	43,862	50,238
Short term borrowings	13,616	13,616
Junior subordinated debentures	17,913	17,913
Accrued interest payable	1,624	1,624

        The following table reflects the changes in fair values for the years ended December 31, 2012, 2011 and 2010 and where these changes are included in the income statement:

	2012	2011	2010
(Dollars in thousands)	Non-interest income: Fair-value adjustment gain (loss)	Non-interest income: Fair-value adjustment gain (loss)	Non-interest income: Fair-value adjustment gain (loss)
Interest rate swap	(58)	(166)	(581)
Total	$(58)	$(166)	$(581)

        The following table summarizes quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2012 and December 31, 2011 that are measured on a recurring basis. There were no liabilities carried at fair value as of December 31, 2012 or December 31, 2011 that are measured on a recurring basis.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

(Dollars in thousands)

Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Government sponsored enterprises	$1,534	$—	$1,534	$—
Mortgage-backed securities	112,144	—	112,144	—
Small Business Administration securities	54,993	—	54,993	—
State and local government	32,373	—	32,373	—
Corporate and other securities	2,401	914	1,070	417

	203,445	914	202,114	417
Interest rate cap/swap	(338)	—	—	(338)

Total	$203,107	$914	$202,114	$79

(Dollars in thousands)

Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Government sponsored enterprises	$34	$—	$34	$—
Mortgage backed securities	141,631	—	141,631	—
Small Business Administration securities	36,479	—	36,479	—
State and local government	20,488	—	20,488	—
Corporate and other securities	2,400	926	1,474	—

	201,032	926	200,106	—
Interest rate cap/floor	(602)	—	—	(602)

Total	$200,430	$926	$200,106	$(602)

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

        The following tables reconcile the changes in Level 3 financial instruments for the year ended December 31, 2012 and 2011 measured on a recurring basis:

	2012
(Dollars in thousands)	Interest rate Swap	Corporate Preferred Stock
Beginning Balance December 31, 2011	$(602)	—
Total gains or losses (realized/unrealized)
Included in earnings	(58)	—
Included in other comprehensive income	—	—
Purchases, issuances, and settlements	322	417
Transfers in and/or out of Level 3	—

Ending Balance December 31, 2012	$(338)	417

	2011
(Dollars in thousands)	State and local government securities	Corporate and other securities	Interest rate Swap
Beginning Balance December 31, 2010	$625	$182	$(778)
Total gains or losses (realized/unrealized)
Included in earnings	—	(103)	(166)
Included in other comprehensive income	—	(79)	—
Purchases, issuances, and settlements	(625)	—	342
Transfers in and/or out of Level 3	—	—	—

Ending Balance December 31, 2011	$—	$—	$(602)

        During the fourth quarter of 2011, a state and local government bond with a fair value of $579 thousand was called and removed from the Level 3 category.

        The following tables summarize quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2012 and December 31, 2011 that are measured on a non-recurring basis. There were no liabilities carried at fair value and measured on a non-recurring basis at December 31, 2012 and 2011.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

(Dollars in thousands)

Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial & Industrial	$37	$—	$—	$37
Real estate:
Mortgage-residential	357	—	—	357
Mortgage-commercial	5,772	—	—	5,772
Consumer:
Home equity	—	—	—	—
Other	10	—	—	10

Total impaired	6,176	—	—	6,176

Other real estate owned:
Construction	301	—	—	301
Mortgage-residential	488	—	—	488
Mortgage-commercial	3,198	—	—	3,198

Total other real estate owned	3,987	—	—	3,987

Total	$10,163	$—	$—	$10,163

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

(Dollars in thousands)

Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial & Industrial	$44	$—	$—	$44
Real estate:
Mortgage-residential	622	—	—	622
Mortgage-commercial	8,666	—	—	8,666
Consumer:
Home equity	—	—	—	—
Other	19	—	—	19

Total impaired	9,351	—	—	9,351

Other real estate owned:		—	—
Construction	2,156	—	—	2,156
Mortgage-residential	4,278	—	—	4,278
Mortgage-commercial	917	—	—	917

Total other real estate owned	7,351	—	—	7,351

Total	$16,702	$—	$—	$16,702

        The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO. This internal process would consist of evaluating the underlying collateral to independently obtained comparable properties. With respect to less complex or smaller credits, an internal evaluation may be performed. Generally the independent and internal evaluations are updated annually. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property. The aggregate amount of impaired loans was $6.2 million and $9.4 million for the year ended December 31, 2012 and year ended December 31, 2011, respectively.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 6—FAIR VALUE MEASUREMENT (Continued)

        For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

(Dollars in thousands)	Fair Value as of December 31, 2012	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
Interest Rate Swap	$(388)	Discounted cash flows	Weighted Average Credit Factor	3.20%
Preferred stock	$417	Estimation based on comparable non-listed securities	Comparable transactions	n/a
OREO	$3,987	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost
Impaired loans	$6,176	Appraisal Value	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

Note 7—PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	December 31,
(Dollars in thousands)	2012	2011
Land	$5,297	$5,467
Premises	13,990	13,990
Equipment	7,187	6,381

	26,474	25,838
Accumulated depreciation	9,216	8,355

	$17,258	$17,483

        Provision for depreciation included in operating expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $862 thousand, $841 thousand, and $882 thousand, respectively.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 8—GOODWILL, CORE DEPOSIT INTANGIBLE AND OTHER ASSETS

        Intangible assets (excluding goodwill) consisted of the following:

	December 31,
(Dollars in thousands)	2012	2011
Core deposit premiums, gross carrying amount	$3,438	$3,438
Other intangibles	646	646

	4,084	4,084
Accumulated amortization	(3,924)	(3,719)

Net	$160	$365

        Amortization of the intangibles amounted to $204 thousand, $517 thousand and $621 thousand the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of the intangibles is scheduled to be as follows:

(Dollars in thousands)
2013	160

$160

        The acquisition of two financial advisory firms in 2008 resulted in recognition of $646 thousand in an intangible asset related to the customer list. The intangible asset is being amortized on a straight line basis over five years.

        As a result of the acquisition of Palmetto South mortgage on July 31, 2011, we have recorded goodwill in the amount of $571 thousand. Beginning in 2012 and each year, thereafter, this goodwill will be tested for impairment.

        Bank-owned life insurance provides benefits to various existing officers. The carrying value of all existing policies at December 31, 2012 and 2011 was $10.9 million and $11.0 million, respectively.

Note 9—OTHER REAL ESTATE OWNED

        The following summarizes the activity in the other real estate owned for the years ended December 31, 2012 and 2011.

	December 31,
(In thousands)	2012	2011
Balance—beginning of year	$7,351	$6,904
Additions—foreclosures	2,770	3,889
Writedowns	317	261
Sales	5,817	3,181

Balance, end of year	$3,987	$7,351

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 10—DEPOSITS

        At December 31, 2012, the scheduled maturities of Certificates of Deposits are as follows:

(Dollars in thousands)
2013	$109,239
2014	32,423
2015	14,793
2016	16,240
2017	12,780
Thereafter	2

$185,477

        Interest paid on certificates of deposits of $100 thousand or more totaled $1.2 million, $1.7 million, and $2.1 million in 2012, 2011, and 2010, respectively.

        Deposits from directors and executive officers and their related interests at December 31, 2012 and 2011 amounted to approximately $4.8 million and $4.4 million, respectively.

        The amount of overdrafts classified as loans at December 31, 2012 and 2011 were $142 thousand and $119 thousand, respectively.

Note 11—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

        Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 2012 and 2011 was 0.21% and 0.25%, respectively. The maximum month-end balance during 2012 and 2011 was $17.3 million and $18.1 million, respectively. The average outstanding balance during the years ended December 31, 2012 and 2011 amounted to $15.5 million and $15.9 million, respectively, with an average rate paid of 0.23% and 0.25%, respectively. Securities sold under agreements to repurchase are collateralized by securities with a fair market value of 100% of the agreement.

        At December 31, 2012 and 2011, the Company had unused short-term lines of credit totaling $20.0 million.

Note 12—ADVANCES FROM FEDERAL HOME LOAN BANK

        Advances from the FHLB at December 31, 2012 and 2011, consisted of the following:

	December 31,
	2012		2011
(In thousands) Maturing	Amount	Rate	Amount	Rate
2012	—	—	1,000	0.36%
2013	—	—	4,000	3.58%
2015	4,000	4.22%	6,500	4.09%
After five years	32,344	4.13%	32,362	4.13%

	$36,344	4.14%	$43,862	3.99%

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 12—ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

        As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $43.8 million at December 31, 2012. In addition, securities with a fair value of approximately $3.8 million have been pledged as collateral for advances as of December 31, 2012. As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $58.1 million at December 31, 2011. In addition, securities with a fair value of approximately $15.9 million have been pledged as collateral for advances as of December 31, 2011. Advances are subject to prepayment penalties. The average advances during 2012 and 2011 were $38.8 million and $56.0 million, respectively. The average interest rate for 2012 and 2011 was 4.15% and 3.84%, respectively. The maximum outstanding amount at any month end was $42.9 million and $64.8 million for 2012 and 2011.

        During the years ended December 31, 2012 and December 31, 2011, the Company prepaid advances in the amount of $9.1 million and $14.0 million, respectively, and realized losses on the early extinguishment of $217 thousand and $188 thousand, respectively. The Company did not prepay any advances for the year ended December 31, 2010.

Note 13—JUNIOR SUBORDINATED DEBT

        On September 16, 2004, FCC Capital Trust I ("Trust I"), a wholly owned unconsolidated subsidiary of the Company, issued and sold floating rate securities having an aggregate liquidation amount of $15.0 million. The Trust I securities accrue and pay distributions quarterly at a rate per annum equal to LIBOR plus 257 basis points. The distributions are cumulative and payable in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I securities for a period not to exceed 20 consecutive quarters, provided no extension can extend beyond the maturity date of September 16, 2034. The Trust I securities are mandatorily redeemable upon maturity at September 16, 2034. If the Trust I securities are redeemed on or after September 16, 2009, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. The Trust I security were eligible to be redeemed in whole but not in part, at any time prior to September 16, 2009 following an occurrence of a tax event, a capital treatment event or an investment company event. Currently, these securities qualify under risk-based capital guidelines as Tier 1 capital, subject to certain limitations. The Company has no current intention to exercise its right to defer payments of interest on the Trust I securities.

        On December 16, 2011, the Company sold 2,500 Units (the "Units"), with each Unit consisting of an 8.75% Subordinated Note, due in 2019, $1,000 principal amount (collectively, the "Notes"), and a Warrant to purchase 43 shares of common stock of the Company at an exercise price equal to $5.90 per share (collectively, the "Warrants"), to certain accredited investors, including directors and executive officers of the Company, for an aggregate purchase price of $2.5 million. Interest on the Notes is payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2012, at a rate of 8.75% per annum. Proceeds were retained by the Company and available to pay dividends on the Company's common and preferred stock, interest on the Notes and dividends on the Company's trust preferred securities, and for general corporate and banking purposes. On November 15, 2012, the Company redeemed the $2.5 million of Notes at par plus accrued but unpaid interest to the redemption date. The Warrants to purchase 107,500 shares are immediately exercisable and will automatically expire on December 16, 2019. The number of shares of common stock of the Company for which, and the price per share at which, a Warrant is exercisable

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 13—JUNIOR SUBORDINATED DEBT (Continued)

are subject to adjustment upon the occurrence of certain events, including, without limitation, a stock split, stock dividend or a merger, as provided in the Warrant.

Note 14—INCOME TAXES

        Income tax expense (benefit) for the years ended December 31, 2012, 2011and 2010 consists of the following:

	Year ended December 31
(Dollars in thousands)	2012	2011	2010
Current
Federal	$—	$—	$136
State	284	142	102

	284	142	238

Deferred
Federal	1,336	1,315	327
State	—	—	—

	1,336	1,315	327

Income tax expense (benefit)	$1,620	$1,457	$565

        Reconciliation from expected federal tax expense to effective income tax expense (benefit) for the periods indicated are as follows:

	Year ended December 31
(Dollars in thousands)	2012	2011	2010
Expected federal income tax expense	$1,900	$1,625	$822
State income tax net of federal benefit	187	112	67
Tax exempt interest	(182)	(29)	(52)
Increase in cash surrender value life insurance	(130)	(59)	(131)
Valuation allowance	—	35	97
Other	(155)	(227)	(238)

	$1,620	$1,457	$565

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 14—INCOME TAXES (Continued)

        The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	December 31,
(Dollars in thousands)	2012	2011
Assets:
Allowance for loan losses	$1,609	$1,598
Excess tax basis of deductible intangible assets	121	121
Net operating loss carry forward	1,699	3,277
Unrealized loss on available-for-sale securities	—	—
Compensation expense deferred for tax purposes	767	736
Fair value adjustment on interest rate swap agreement	115	205
Deferred loss on other-than-temporary-impairment charges	257	471
Interest on nonaccrual loans	99	109
Tax credit carry-forwards	829	410
Excess discount accretion on securities for tax purposes	—	360
Other	401	232

Total deferred tax asset	5,897	7,519
Valuation reserve	132	132

Total deferred tax asset net of valuation reserve	5,765	7,387

Liabilities:
Tax depreciation in excess of book depreciation	118	126
Excess tax basis of non-deductible intangible assets	11	42
Excess financial reporting basis of assets acquired	956	1,014
Unrealized gain on available-for-sale securities	1,266	705
Other	—	22

Total deferred tax liabilities	2,351	1,909

Net deferred tax asset recognized	$3,414	$5,478

        At December 31, 2012 there is a $132 thousand valuation allowance that relates to deferred tax benefits for contribution carry forwards and capital loss carry forwards. At December 31, 2012, the Company has net operating loss carry forwards for federal income tax purposes of approximately $5.0 million available to offset future taxable income through 2031. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Additional amounts of these deferred tax assets considered to be realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. During 2010, the Company recognized OTTI charges on certain investment securities in the amount of $13.5 million, which resulted in recognition of a $4.6 million deferred tax asset at December 31, 2010. These losses were not deductible until the securities were either sold or deemed worthless. During 2011 and 2012, a significant portion of those investments that created the deferred tax asset were sold and as a result created an $8.0 million taxable loss. The remaining $5.0 million tax

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 14—INCOME TAXES (Continued)

net operating loss can be carried forward until the year ended 2031. The net deferred asset is included in other assets on the consolidated balance sheets.

        A portion of the change in the net deferred tax asset relates to unrealized gains and losses on securities available-for-sale. The change in the tax expense related to the change in unrealized losses on these securities of $564 thousand has been recorded directly to shareholders' equity. The balance in the change in net deferred tax asset results from the current period deferred tax expense of $1.3 million.

        Tax returns for 2010 and subsequent years are subject to examination by taxing authorities.

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES

        The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2012 and 2011, the Bank had commitments to extend credit including lines of credit of $53.3 million and $40.3 million respectively.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

        The primary market area served by the Bank is Lexington, Richland, Newberry and Kershaw Counties within the Midlands of South Carolina. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. The Company considers concentrations of credit risk to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the Bank's risk based capital, or approximately $15.4 million. Based on this criteria, the Bank had four such concentrations at December 31, 2012, including $82.0 million (24.7% of total loans) to private households, $45.8 million (13.8% of total loans) to lessors of residential properties, $62.1 million (18.7% of total loans) to lessors of non-residential properties and $26.8 million (8.1% of total loans) to religious organizations. As reflected above, private households make up 24.7% of total loans and equate to approximately 133.1% of total regulatory capital. The risk in this portfolio is diversified over a large number of loans (approximately 2,065). Commercial real estate loans and commercial construction loans represent $237.6 million, or 72.1%, of the portfolio. Approximately $76.0 million, or 31.7%, of the total commercial real estate loans are owner occupied, which can tend to reduce the risk associated with these credits. Although the Bank's loan portfolio, as well as existing commitments,

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES (Continued)

reflects the diversity of its primary market area, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of the area.

        The nature of the business of the company and bank may at times result in a certain amount of litigation. The bank is involved in certain litigation that is considered incidental to the normal conduct of business. Management believes that the liabilities, if any, resulting from the proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of the company.

        At December 31, 2012, the Bank has entered into the following interest rate swap agreement:

(Dollars in thousands) Notional Amount	Description	Cap/Swap Rate	Contract Date	Expiration Date	Fair Value 12/31/2012
$10,000	Interest Rate Swap	3.66% fixed	10/8/2008	10/8/2013	$(338)

        The Bank entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. The Bank will receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. The Bank's exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. The fair value of the contract was ($338) thousand and ($602) thousand as of December 31, 2012 and December 31, 2011 respectively. The change in fair value of the contract recognized in earnings during 2012, 2011, and 2010 was $58 thousand, $166 thousand and $581 thousand, respectively. The fair value of the contract is calculated based on the present value, over the remaining term of the contract, of the difference between the five year swap rate multiplied by the notional amount at the reporting date and the fixed interest rate of 3.66% multiplied by the notional amount of the contract.

Note 16—OTHER EXPENSES

        A summary of the components of other non-interest expense is as follows:

	Year ended December 31,
(Dollars in thousands)	2012	2011	2010
Data processing	$479	$472	$414
Supplies	138	178	150
Telephone	297	307	302
Courier	72	66	63
Correspondent services	168	193	97
Insurance	209	213	220
Postage	172	174	181
Loss on limited partnership interest	194	119	119
Director fees	312	319	264
Professional fees	745	1,040	1,068
Other	692	666	624

	$3,478	$3,747	$3,502

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 17—STOCK OPTIONS AND RESTRICTED STOCK

        The Company has adopted a stock option plan whereby shares have been reserved for issuance by the Company upon the grant of stock options or restricted stock awards. At December 31, 2012 and 2011, the Company had 307,779 and 340,640 shares, respectively, reserved for future grants. The 350,000 shares reserved were approved by shareholders at the 2011 annual meeting. The plan provides for the grant of options to key employees and directors as determined by a stock option committee made up of at least two members of the board of directors. Options are exercisable for a period of ten years from date of grant.

        Stock option transactions for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2010	188,441	13.28	1.70	$—

Forfeited	(113,419)	9.30

Outstanding December 31, 2011	75,022	19.69	3.03	$—

Forfeited	—	—

Outstanding, December 31, 2012	75,022	19.69	2.03	$—

        Stock options outstanding and exercisable as of December 31, 2012 are as follows:

Range of Exercise Prices Low/High	Number of Option Shares Outstanding and Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$12.35	1,619	0.95	$12.35
$14.21 / $16.70	9,903	2.26	14.46
$19.00 / $22.50	63,500	2.02	20.22

	75,022	2.03	$19.29

        In 2012, each non-employee director received 604 common shares of restricted stock in connection with their overall compensation plan. A total of 7,852 shares were issued to these directors at a value of $8.27 per share. All of these shares vested on January 1, 2013.

        In 2012, 25,009 restricted shares were issued to executive officers in connection with the Bank's incentive compensation plan. The shares were valued at $8.27 per share and cliff vest on May 15, 2015. The assumption used in the calculation of these amounts for the awards granted in 2012 is based on the price of the Company's common stock on the grant date.

        Warrants to purchase 107,500 shares at $5.90 per share were issued in connection with the issuing of subordinated debt on November 15, 2011. (See Note 13-Junior Subordinated Debt)

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 18—EMPLOYEE BENEFIT PLAN

        The Company maintains a 401(k) plan, which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulations. During the years ended December 31, 2012, 2011 and 2010, the plan expense amounted to $276 thousand, $254 thousand and $233 thousand, respectively. Prior to July 1, 2007, the Company matched 50% of an employee's contribution up to a 6.00% participant contribution. Beginning July 1, 2007, the Company began matching 100% of the employee's contribution up to 3% and 50% of the employee's contribution on the next 2% of the employee's contribution.

        The Company acquired various single premium life insurance policies from DutchFork that are used to indirectly fund fringe benefits to certain employees and officers. A salary continuation plan was established payable to two key individuals upon attainment of age 63. The plan provides for monthly benefits of $2,500 each for seventeen years. Other plans acquired were supplemental life insurance covering certain key employees. No expense is accrued relative to these benefits, as the life insurance covers the anticipated payout with the Company receiving the remainder, thereby recovering its investment in the policies. In 2006, the Company established a salary continuation plan which covers six additional key officers. The plan provides for monthly benefits upon normal retirement age of varying amounts for a period of fifteen years. Additional single premium life insurance policies were purchased in 2006 in the amount of $3.5 million designed to offset the funding of these additional fringe benefits. The cash surrender value at December 31, 2012 and 2011 of all bank owned life insurance was $10.9 million and $11.0 million, respectively. Expenses accrued for the anticipated benefits under the salary continuation plans for the year ended December 31, 2012, 2011 and 2010 amounted to $261 thousand, $161 thousand, and $275 thousand, respectively.

Note 19—EARNINGS PER SHARE

        The following reconciles the numerator and denominator of the basic and diluted earnings per common share computation:

	Year ended December 31,
(Amounts in thousands)	2012	2011	2010
Numerator (Included in basic and diluted earnings per share)	$3,292	$2,654	$1,190

Denominator
Weighted average common shares outstanding for:
Basic earnings common per share	4,144	3,287	3,262
Dilutive securities:
Warrants—Treasury stock method	28	—	—

Diluted common share outstanding	4,172	3,287	3,262

The average market price used in calculating assumed number of shares	$7.98	$6.34	$5.78

        For the years ended December 31, 2012, 2011 and 2010, options are not dilutive in calculating diluted earnings per share. In 2010, 2011, and 2012 the exercise price on all outstanding options exceeded the average market price for the year.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 19—EARNINGS PER SHARE (Continued)

        On December 16, 2011 there were 107,500 warrants issued in connection with the issuance $2.5 million in subordinated debt. (See Note 13) These warrants were not dilutive to earnings per share for the period ended December 31, 2011. As shown above, the warrants were dilutive for the period ended December 31, 2012.

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

        The Company and Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The Company and Bank are required to maintain minimum Tier 1 capital, total risked based capital and Tier 1 leverage ratios of 4%, 8% and 4%, respectively.

        On April 6, 2010, the Bank entered into the Formal Agreement with the OCC, the Bank's then primary federal regulator (the "Formal Agreement"). The Formal Agreement was based on the findings of the OCC during a 2009 on-site examination of the Bank. As reflected in the Formal Agreement, the OCC's primary concern with the Bank is driven by the rating agencies downgrades of non-agency MBS in its investment portfolio. The Formal Agreement did not require any adjustment to the Bank's balance sheet or income statement; nor did it change the Bank's "well capitalized" status. The OCC did, however, separately establish the following individual minimum capital ratios for the Bank: a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a Total risk-based capital ratio of at least 12.00%.

        Following a recent on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank is no longer subject to the Formal Agreement. As of December 31, 2012, the Bank had reduced the non-agency MBSs in its investment portfolio that are rated below investment grade to $1.3 million.

        The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010. In addition, the Federal Reserve notified the Company that, effective July 10, 2012, the Company is no longer subject to the MOU.

        On July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million, as compared to our original target of $12.5 million, and net proceeds of approximately $13.8 million.

        On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the U.S. Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of preferred stock sold to the U.S. Treasury in November 2008 pursuant to the TARP

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

Capital Purchase Program. The remaining 7,570 shares of Series T Preferred Stock were purchased in this same auction by third party investors unrelated to the Company. The auction price was $982.83 per share. As of October 8, 2012, we have repurchased or redeemed the remaining shares of Series T Preferred Stock from the third party investors. The financial results reported for the year ended December 31, 2012 include non-recurring expenses related to this matter in the amount of $119 thousand including attorney costs, accounting costs, and U.S. Treasury underwriter costs. In addition, we recorded a charge for the remaining discount accretion of approximately $159 thousand.

        On October 1, 2012, we completed a planned conversion from a national bank charter to a state bank charter as a non-member bank. The conversion is expected reduce certain regulatory examination costs in the future.

        On October 25, 2012, the U.S. Treasury accepted our bid to repurchase the warrant to purchase 195,915 shares of our common stock issued to the U.S. Treasury pursuant to the TARP Capital Purchase Program. The repurchase price agreed upon was $297,500. The repurchase transaction was completed on November 1, 2012. The repurchase of the warrant from the U.S. Treasury has completely eliminated the Treasury's equity stake in the Company through the TARP Capital Purchase Program.

        On November 15, 2012, we redeemed the $2.5 million of outstanding subordinated debt at par which was issued in November 2011.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

        The actual capital amounts and ratios as well as minimum amounts for each regulatory defined category for the Bank and the Company are as follows:

			Required to be Categorized Adequately Capitalized
	Actual
					Required to be Categorized Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
December 31, 2012
First Community Corporation
Tier 1 Capital	$63,381	17.33%	$14,628	4.00%	N/A	N/A
Total Risked Based Capital	67,963	18.58%	29,258	8.00%	N/A	N/A
Tier 1 Leverage	63,381	10.63%	23,846	4.00%	N/A	N/A
First Community Bank
Tier 1 Capital	$61,588	16.87%	$14,605	4.00%	$21,907	6.00%
Total Risked Based Capital	66,158	18.12%	29,209	8.00%	36,512	10.00%
Tier 1 Leverage	61,588	10.34%	23,824	4.00%	29,779	5.00%
December 31, 2011
First Community Corporation
Tier 1 Capital	$56,207	15.33%	$14,668	4.00%	N/A	N/A
Total Risked Based Capital	63,256	17.25%	29,335	8.00%	N/A	N/A
Tier 1 Leverage	56,207	9.40%	23,909	4.00%	N/A	N/A
First Community Bank
Tier 1 Capital	$55,377	15.12%	$14,647	4.00%	$21,971	6.00%
Total Risked Based Capital	59,971	16.38%	29,294	8.00%	36,616	10.00%
Tier 1 Leverage	55,377	9.27%	23,898	4.00%	29,873	5.00%

        The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

        The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

        If our Bank is not permitted to pay cash dividends to the Company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

Note 21—PARENT COMPANY FINANCIAL INFORMATION

        The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

Condensed Balance Sheets

	At December 31,
(Dollars in thousands)	2012	2011
Assets:
Cash on deposit	$1,417	$3,547
Securities purchased under agreement to resell	128	128
Investment securities available-for-sale	429	12
Investment in bank subsidiary	67,055	61,713
Other	767	608

Total assets	$69,796	$66,008

Liabilities:
Subordinated notes payable	$—	$2,449
Junior subordinated debentures	15,464	15,464
Other	149	199

Total liabilities	15,613	18,112

Shareholders' equity	54,183	47,896

Total liabilities and shareholders' equity	$69,796	$66,008

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 21—PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Operations

	Year ended December 31,
(Dollars in thousands)	2012	2011	2010
Income:
Interest and dividend income	$1	$9	$52
Equity in undistributed earnings of subsidiary	4,313	3,782	2,270
Dividend income from bank subsidiary	320	—	—

Total income	4,634	3,791	2,322

Expenses:
Interest expense	658	446	443
Other	301	239	177

Total expense	959	685	620

Income before taxes	3,675	3,106	1,702
Income tax benefit	(293)	(218)	(152)

Net income	$3,968	$3,324	$1,854

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 21—PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows

	Year ended December 31,
(Dollars in thousands)	2012	2011	2010
Cash flows from operating activities:
Net income	$3,968	$3,324	$1,854
Adjustments to reconcile net income to net cash used by operating activities
Equity in undistributed earnings of subsidiary	(4,313)	(3,782)	(2,270)
Other-net	(90)	232	72

Net cash used by operating activities	(435)	(226)	(344)

Cash flows from investing activities:
Purchase of available-for sale-securities	(417)	—	—
Maturity of available-for-sale securities	—	1,250	—
Other-net	—	(76)	(52)
Net cash provided (used) by investing activities	(417)	1,174	(52)

Cash flows from financing activities:
Proceeds from issuance of subordinated note payable	—	2,500	—
Repayment of subordinated note payable	(2,500)	—	—
Dividends paid: Common stock	(605)	(525)	(522)
Preferred stock	(475)	(670)	(664)
Proceeds from issuance of common stock	13,885	182	101
Redemption of preferred stock	(11,073)	—	—
Redemption of stock warrants	(510)	—	—

Net cash provided (used) in financing activities	(1,278)	1,487	(1,085)

Increase (decrease) in cash and cash equivalents	(2,130)	2,435	(1,481)
Cash and cash equivalents, beginning of year	3,547	1,112	2,593

Cash and cash equivalents, end of year	$1,417	$3,547	$1,112

Note 22—SUBSEQUENT EVENTS

        Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements (Continued)

Note 23—QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following provides quarterly financial data for 2012 and 2011 (dollars in thousands, except per share amounts).

2012	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$5,468	$5,650	$5,840	$6,044
Net interest income	4,285	4,329	4,451	4,509
Provision for loan losses	80	115	71	230
Gain (loss) on sale of securities	88	(35)	(38)	11
Other-than-temporary-impairment	—	—	—	(200)
Income before income taxes	1,338	1,793	1,327	1,130
Net income	1,021	1,220	928	799
Preferred stock dividends	—	339	168	169
Net income available to common shareholders	$1,021	$881	$760	$630
Net income per share, basic	$0.20	$0.19	$0.23	$0.19
Net income per share, diluted	$0.19	$0.19	$0.23	$0.19

2011	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$6,238	$6,382	$6,466	$6,440
Net interest income	4,616	4,628	4,619	4,454
Provision for loan losses	310	360	390	360
Gain on sale of securities	301	133	7	134
Other-than-temporary-impairment	(243)	(50)	—	(4)
Income before income taxes	1,565	1,398	1,020	798
Net income	1,071	957	726	570
Preferred stock dividends	168	167	168	167
Net income available to common shareholders	$903	$790	$558	$403
Net income per share, basic	$0.27	$0.24	$0.17	$0.12
Net income per share, diluted	$0.27	$0.24	$0.17	$0.12

FIRST COMMUNITY CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)	September 30, 2013 (Unaudited)	December 31, 2012
ASSETS
Cash and due from banks	$10,992	$11,517
Interest-bearing bank balances	9,332	6,779
Federal funds sold and securities purchased under agreements to resell	626	412
Investment securities—available for sale	228,443	203,445
Other investments, at cost	2,269	2,527
Loans held for sale	2,529	9,658
Loans	345,064	332,111
Less, allowance for loan losses	4,323	4,621

Net loans	340,741	327,490
Property, furniture and equipment—net	17,025	17,258
Bank owned life insurance	10,989	10,868
Other real estate owned	3,607	3,987
Intangible assets	32	160
Goodwill	571	571
Other assets	8,768	8,253

Total assets	$635,924	$602,925

LIABILITIES
Deposits:
Non-interest bearing demand	$106,078	$97,526
NOW and money market accounts	185,767	150,874
Savings	51,307	41,100
Time deposits less than $100,000	98,995	111,182
Time deposits $100,000 and over	66,445	74,295

Total deposits	508,592	474,977
Securities sold under agreements to repurchase	17,076	15,900
Federal Home Loan Bank advances	34,330	36,344
Junior subordinated debt	15,464	15,464
Other liabilities	7,593	6,057

Total liabilities	583,055	548,742

SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share, 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 5,296,288 at September 30, 2013 5,227,300 at December 31, 2012	5,296	5,227
Common stock warrants issued	50	50
Additional paid in capital	62,179	61,615
Restricted stock	(518)	(152)
Accumulated Deficit	(12,460)	(14,915)
Accumulated other comprehensive income (loss)	(1,678)	2,358

Total shareholders' equity	52,869	54,183

Total liabilities and shareholders' equity	$635,924	$602,925

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Nine Months Ended September 30, 2013 (Unaudited)	Nine Months Ended September 30, 2012 (Unaudited)
Interest income:
Loans, including fees	$13,202	$13,804
Taxable securities	2,096	3,194
Non taxable securities	780	475
Federal funds sold and securities purchased under resale agreements	24	30
Other	25	31

Total interest income	16,127	17,534

Interest expense:
Deposits	1,395	2,473
Federal funds sold and securities sold under agreement to repurchase	27	26
Other borrowed money	1,433	1,746

Total interest expense	2,855	4,245

Net interest income	13,272	13,289
Provision for loan losses	379	416

Net interest income after provision for loan losses	12,893	12,873

Non-interest income:
Deposit service charges	1,115	1,159
Mortgage banking income	2,968	2,993
Investment advisory fees and non-deposit commissions	695	492
Gain (loss) on sale of securities	152	(62)
Gain (loss) on sale of other assets	7	(8)
Fair value loss adjustments	(2)	(57)
Other-than-temporary-impairment write-down on securities	—	(200)
Loss on early extinguishment of debt	(141)	(121)
Other	1,525	1,524

Total non-interest income	6,319	5,720

Non-interest expense:
Salaries and employee benefits	8,934	8,179
Occupancy	1,023	1,032
Equipment	907	877
Marketing and public relations	311	367
FDIC assessments	309	497
Other real estate expense	395	559
Amortization of intangibles	128	153
Other	2,712	2,679

Total non-interest expense	14,719	14,343

Net income before tax	4,493	4,250
Income taxes	1,206	1,303

Net income	$3,287	$2,947
Preferred stock dividends and accretion	—	557
Preferred stock redemption costs	—	119

Net income available to common shareholders	$3,287	$2,271

Basic earnings per common share	$0.62	$0.60

Diluted earnings per common share	$0.62	$0.60

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Three Months Ended September 30, 2013 (Unaudited)	Three Months Ended September 30, 2012 (Unaudited)
Interest income:
Loans, including fees	$4,379	$4,548
Taxable securities	784	853
Non taxable securities	294	226
Federal funds sold and securities purchased under resale agreements	9	13
Other	8	10

Total interest income	5,474	5,650

Interest expense:
Deposits	425	738
Federal funds sold and securities sold under agreement to repurchase	9	8
Other borrowed money	470	575

Total interest expense	904	1,321

Net interest income	4,570	4,329
Provision for loan losses	129	115

Net interest income after provision for loan losses	4,441	4,214

Non-interest income:
Deposit service charges	387	395
Mortgage banking income	770	1,393
Investment advisory fees and non-deposit commissions	279	183
Gain (loss) on sale of securities	4	(35)
Loss on sale of other assets	(23)	(22)
Fair value loss adjustments	—	(20)
Other-than-temporary-impairment write-down on securities	—	—
Loss on early extinguishment of debt	—	—
Other	524	508

Total non-interest income	1,941	2,402

Non-interest expense:
Salaries and employee benefits	2,948	2,874
Occupancy	343	352
Equipment	310	307
Marketing and public relations	106	73
FDIC assessment	108	117
Other real estate expense	189	173
Amortization of intangibles	32	51
Other	921	876

Total non-interest expense	4,957	4,823

Net income before tax	1,425	1,793
Income taxes (benefit)	379	573

Net income	$1,046	$1,220

Preferred stock dividends	—	220
Preferred stock redemption costs	—	119

Net income available to shareholders	$1,046	$881

Basic earnings per common share	$0.20	$0.19

Diluted earnings per common share	$0.20	$0.19

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Nine months ended September 30,
(Dollars in thousands)	2013	2012
Net income	$3,287	$2,947
Other comprehensive income:
Unrealized gain(loss) during the period on available-for-sale securities, net of taxes of $2,027 and $418, respectively	(3,936)	787
Less: Reclassification adjustment for (gain) loss included in net income, net of taxes of $52 and $21, respectively	(100)	41
Reclassification adjustment for other-than-temporary-impairment on securities net of taxes of $0 and $68, respectively	—	132

Other comprehensive income (loss)	(4,036)	960

Comprehensive income (loss)	$(749)	$3,907

	Three months ended September 30,
(Dollars in thousands)	2013	2012
Net income	$1,046	$1,220
Other comprehensive income:
Unrealized gain (loss) during the period on available-for-sale securities, net of taxes of $411 and $420, respectively.	(795)	791
Less: Reclassification adjustment for (gain) loss included in net income, net of taxes of $1 and $12, respectively.	(3)	23

Other comprehensive income (loss)	(798)	814

Comprehensive income	$248	$2,034

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

Nine Months ended September 30, 2013 and September 30, 2012

(Unaudited)

(Dollars and shares in thousands)	Preferred Stock	Shares Issued	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Nonvested Restricted Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2011	$11,137	3,308	$3,308	$560	$49,165	$—	$(17,603)	$1,329	$47,896
Net income							2,947		2,947
Other comprehensive income net of tax expense of $329								960	960
Issuance of restricted stock		33	33		239	(272)			—
Amortization compensation restricted stock						75			75
Issuance of common stock		1,875	1,875		11,917				13,792
Dividends: Common ($0.12 per share)							(397)		(397)
Preferred							(475)		(475)
Redemption of preferred stock	(10,535)								(10,535)
Accretion and redemption costs	148						(201)		(53)
Dividend reinvestment plan		8	8		60				68

Balance, September 30, 2012	$750	5,224	$5,224	$560	$61,381	$(197)	$(15,729)	$2,289	$54,278

Balance, December 31, 2012	$—	5,227	$5,227	$50	$61,615	$(152)	$(14,915)	$2,358	$54,183
Net income							3,287		3,287
Other comprehensive loss net of tax benefit of $1,975								(4,036)	(4,036)
Issuance of restricted stock		60	60		493	(553)			—
Amortization compensation restricted stock						187			187
Dividends: Common ($0.17 per share)							(832)		(832)
Dividend reinvestment plan		9	9		71				80

Balance, September 30, 2013	$—	5,296	$5,296	$50	$62,179	$(518)	$(12,460)	$(1,678)	$52,869

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
(Dollars in thousands)	2013	2012
Cash flows from operating activities:
Net income	$3,287	$2,947
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation	655	639
Premium amortization	3,239	2,096
Provision for loan losses	379	416
Writedowns of other real estate owned	41	266
(Gain) loss on sale of other real estate owned	(7)	8
Sale of loans held-for sale	107,432	91,007
Originations of loans-held-for-sale	(100,303)	(95,967)
Amortization of intangibles	128	153
(Gain) loss on sale of securities	(152)	62
Loss on early extinguishment of debt	141	121
Other-than-temporary-impairment on securities	—	200
Net decrease in fair value option instruments and derivatives	2	57
Writedown of land	109	—
Decrease in other assets	1,572	1,628
Increase (decrease) in other liabilities	1,541	(529)

Net cash provided in operating activities	18,064	3,104

Cash flows from investing activities:
Purchase of investment securities available-for-sale and other investments	(80,972)	(89,195)
Maturity of investment securities available-for-sale	40,653	29,017
Proceeds from sale of securities available-for-sale	6,306	49,540
Proceeds from sale of other investments	257	1,208
Increase in loans	(14,744)	(1,698)
Proceeds from sale of other real estate owned	1,476	3,487
Purchase of property and equipment	(682)	(452)

Net cash used in investing activities	(47,706)	(8,093)

Cash flows from financing activities:
Increase in deposit accounts	33,615	9,879
Increase in securities sold under agreements to repurchase	1,176	2,036
Advances from the FHLB	16,500	1,500
Repayment of advances FHLB	(18,655)	(6,992)
Proceeds from sale Common Stock	—	13,792
Redemption of Preferred Stock	—	(10,535)
Dividends paid: Common Stock	(832)	(397)
Preferred Stock	—	(475)
Dividend reinvestment plan	80	68

Net cash provided from financing activities	31,884	8,876

Net increase in cash and cash equivalents	2,242	3,887
Cash and cash equivalents at beginning of period	18,708	16,492

Cash and cash equivalents at end of period	$20,950	$20,379

Supplemental disclosure:
Cash paid during the period for:
Interest	$3,212	$4,645
Income taxes	$—	$—
Non-cash investing and financing activities:
Unrealized gain (loss) on securities	$(4,036)	$960
Transfer of loans to foreclosed property	$1,135	$1,980

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements (unaudited)

Note 1—Organization and Basis of Presentation

        The unaudited condensed consolidated financial statements include the accounts of First Community Corporation (the "Company") and its wholly owned subsidiary, First Community Bank (the "Bank"). The Company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The Bank opened for business on August 17, 1995. FCC Capital Trust I is an unconsolidated special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

        The following table summarizes the changes in accumulated other comprehensive income (loss) by component, net of tax impact, at the dates and for the periods indicated (in thousands). All amounts are net of income taxes.

	Three months ended September 30,
	2013	2012
Beginning Balance	$(880)	$1,475
Other comprehensive income (loss) before reclassifications(a)	(795)	791
Amounts reclassified from accumulated other comprehensive income (loss)(a)	(3)	23

Net current-period other comprehensive income (loss)	(798)	814

Ending Balance	$(1,678)	$2,289

	Nine months ended September 30,
	2013	2012
Beginning Balance	$2,358	$1,329
Other comprehensive income (loss) before reclassifications(a)	(3,936)	787
Amounts reclassified from accumulated other comprehensive income (loss)(a)	(100)	173

Net current-period other comprehensive income (loss)	(4,036)	960

Ending Balance	$(1,678)	$2,289

(a)
All other comprehensive income (loss) and reclassifications are related to available-for-sale securities.

        In the opinion of management, all adjustments necessary to fairly present the consolidated financial position and consolidated results of operations have been made. All such adjustments are of a normal, recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements and notes thereto are presented in accordance with the instructions for Form 10-Q. The information included in the Company's 2012 Annual Report

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 1—Organization and Basis of Presentation (Continued)

on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC") on March 28, 2013, should be referred to in connection with these unaudited interim financial statements.

Note 2—Earnings Per Common Share

        The following reconciles the numerator and denominator of the basic and diluted earnings per common share computation:

	Nine months Ended September 30,		Three months Ended September 30,
(In thousands, except price per share)	2013	2012	2013	2012
Numerator (Net income available to common shareholders)	$3,287	$2,271	$1,046	$881

Denominator
Weighted average common shares outstanding for:
Basic earnings per share	5,281	3,780	5,295	4,693
Dilutive securities:
Deferred compensation	—	—	—	2
Warrants—Treasury stock method	41	27	46	31

Diluted earnings per share	5,322	3,807	5,341	4,726

The average market price used in calculating assumed number of shares	$9.50	$7.84	$10.33	$8.27

        At September 30, 2013, there were 73,022 outstanding options at an average exercise price of $20.23. None of these options has an exercise price below the average market price of $10.33 for the three-month period ended September 30, 2013 or $9.50 for the nine-month period ended September 30, 2013, and, therefore they are not deemed to be dilutive. In the fourth quarter of 2011, we issued $2.5 million in 8.75% subordinated notes maturing on December 16, 2019. On November 15, 2012, the subordinated notes were redeemed in full at par. Warrants for 107,500 shares of common stock at $5.90 per share were issued in connection with the issuance of the subordinated debt. These warrants expire December 16, 2019 and are included in dilutive securities in the table above.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities

        The amortized cost and estimated fair values of investment securities are summarized below:

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2013:
Government sponsored enterprises	$3,385	$18	$76	$3,327
Mortgage-backed securities	123,691	1,219	1,410	123,500
Small Business Administration pools	58,403	397	839	57,961
State and local government	43,213	138	1,998	41,353
Corporate and other securities	2,348	—	46	2,302

	$231,040	$1,772	$4,369	$228,443

December 31, 2012:
Government sponsored enterprises	$1,522	$12	$—	$1,534
Mortgage-backed securities	110,425	2,343	624	112,144
Small Business Administration pools	54,148	1,008	163	54,993
State and local government	31,483	936	46	32,373
Corporate and other securities	2,349	53	1	2,401

	$199,927	$4,352	$834	$203,445

        During the nine months ended September 30, 2013 and September 30, 2012, the Company received proceeds of $6.3 million and $49.5 million, respectively, from the sale of investment securities available-for-sale. Gross realized gains amounted to $238 thousand and gross realized losses amounted to $86 thousand for the nine months ended September 30, 2013. For the nine months ended September 30, 2012, gross realized gains amounted to $2.0 million and gross realized losses amounted to $2.1 million. During the three months ended September 30, 2013 and September 30, 2012, the Company received proceeds of $2.8 million and $470 thousand, respectively, from the sale of investment securities available-for-sale. For the three months ended September 30, 2013, gross realized gains amounted to $90 thousand and gross realized losses amounted to $86 thousand. Gross realized losses amounted to $35 thousand for the three months ended September 30, 2012. There were no realized gains for the three months ended September 30, 2012.

        At September 30, 2013, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.0 million, mutual funds at $825.7 thousand, foreign debt of $59.5 thousand, and Corporate preferred stock in the amount of $416.7 thousand. At December 31, 2012, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.0 million, mutual funds at $884.5 thousand, foreign debt of $59.7 thousand, Federal Home Loan Mortgage Corporation preferred stock of $30.0 thousand and Corporate preferred stock in the amount of $416.8 thousand.

        Other investments, at cost, include Federal Home Loan Bank ("FHLB") stock in the amount of $2.3 million and $2.5 million at September 30, 2013 and December 31, 2012, respectively.

        During the three month period ended September 30, 2012 and during the three and nine month periods ended September 30, 2013, the Company did not record any other-than-temporary impairment

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

(OTTI) losses. During the nine month period ended September 30, 2012, the Company recorded OTTI losses on available-for-sale securities as follows:

Nine months ended September 30, 2012
(Dollars in thousands)	Available-for- sale securities
Total OTTI charge realized and unrealized	$415
OTTI recognized in other comprehensive income (non-credit component)	215

Net impairment losses recognized in earnings (credit component)	$200

        During 2013 and 2012, OTTIs occurred for which only a portion was attributed to credit loss and recognized in earnings. The remainder was reported in other comprehensive income. The following is an analysis of amounts relating to credit losses on debt securities recognized in earnings during the nine months ended September 30, 2013 and 2012.

	2013	2012
(Dollars in thousands)	Available for Sale	Available for Sale
Balance at beginning of period	$271	$930
Other-than-temporary-impairment not previously recognized	—	173
Additional increase for which an other-than-temporary impairment was previously recognized related to credit losses	—	27
Other-than-temporary-impairment previously recognized on securities sold	—	(679)
Realized losses during the period	(57)	(159)

Balance related to credit losses on debt securities at end of period	$214	$292

        In evaluating the non-agency mortgage-backed securities, relevant assumptions, such as prepayment rate, default rate and loss severity on a loan level basis, are used in determining the expected recovery of the contractual cash flows. The balance of the underlying portfolio cash flows are evaluated using ongoing assumptions for loss severities, prepayment rates and default rates. The ongoing assumptions for average prepayment rate, default rate and severity used in the valuations were approximately 16.9%, 4.9%, and 57.2%, respectively. The underlying collateral on substantially all of these securities is fixed rate residential first mortgages located throughout the United States. The underlying collateral includes various percentages of owner-occupied as well as investment related single-family, 2-4 family and condominium residential properties. The securities were purchased at various discounts to par value. Based on the assumptions used in valuing the securities, the Company believes the existing discount and remaining subordinated collateral provide coverage against future credit losses on the downgraded securities for which no OTTI has been recognized.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

        The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position at September 30, 2013 and December 31, 2012.

	Less than 12 months		12 months or more		Total
September 30, 2013 (Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:
Government Sponsored Enterprises	$1,423	$76	$—	$—	$1,423	$76
Small Business Administration Pools	26,680	679	4,130	160	30,810	839
Government Sponsored Enterprise mortgage-backed securities	55,079	1,291	6,340	86	61,419	1,377
Non-agency mortgage-backed securities	784	21	739	12	1,523	33
Corporate bonds and other	872	45	50	1	922	46
State and local government	30,220	1,976	218	22	30,438	1,998

Total	$115,058	$4,088	$11,477	$281	$126,535	$4,369

	Less than 12 months		12 months or more		Total
December 31, 2012 (Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:
Government Sponsored Enterprise mortgage-backed securities	$22,662	$233	$4,583	$13	$27,245	$246
Small Business Administration pools	11,013	158	2,447	5	13,460	163
Non-agency mortgage-backed securities	—	—	2,363	378	2,363	378
State and local government	2,599	46	—	—	2,599	46
Corporate bonds and other	—	—	50	1	50	1

Total	$36,274	$437	$9,443	$397	$45,717	$834

        Government Sponsored Enterprise, Mortgage-Backed Securities:    At September 30, 2013, the Company owned mortgage-backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs"), with an amortized cost of $123.7 million and approximate fair value of $123.5 million issued by government sponsored enterprises ("GSEs"). As of September 30, 2013 and December 31, 2012, all of the MBSs issued by GSEs were classified as "Available for Sale." Unrealized losses on certain of these investments are not considered to be "other than temporary," and we have the intent and ability to hold these until they mature or recover the current book value. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the Company does not intend to sell these securities and it is more likely than not the Company will not be required sell these securities before a recovery of its amortized cost, which may be maturity, the Company does not consider the investments to be other-than-temporarily impaired at September 30, 2013.

        Non-agency mortgage—backed securities:    The Company also held private label mortgage-backed securities ("PLMBS"), including CMOs, at September 30, 2013 with an amortized cost of $2.5 million and approximate fair value of $2.5 million. Management monitors each of these securities on a

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

quarterly basis to identify any deterioration in the credit quality, collateral values and credit support underlying the investments.

        During the three and nine months ended September 30, 2013, no OTTI charges were recorded in earnings for the PLMBS portfolio. During the nine months ended September 30, 2012, the Company identified two PLMBS with a fair value of $2.5 million that it considered other-than-temporarily-impaired. As prescribed by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, the Company recognized an impairment charge in earnings of $199.8 thousand (credit component) during the nine months ended September 30, 2012. The $199.8 thousand represents the estimated credit losses on these securities for the nine months ended September 30, 2012. One of the securities identified as other-than-temporarily-impaired during the nine months ended September 30, 2012 was subsequently sold after the impairment was recognized. The credit losses were estimated by projecting the expected cash flows estimating prepayment speeds, increasing defaults and collateral loss severities. The credit loss portion of the impairment charge represents the difference between the present value of the expected cash flows and the amortized cost basis of the securities. During the three months ended September 30, 2012, no OTTI charges were recorded in earnings for the PLMBS portfolio.

        The following table summarizes as of September 30, 2013 the number of CUSIPs, par value, carrying value and fair value of the non-agency MBSs/CMOs by credit rating. The credit rating reflects the lowest credit rating by any major rating agency.

(Dollars in thousands)

Credit Rating	Number of CUSIPs	Par Value	Amortized Cost	Fair Value
AA	2	$168	$168	$170
BBB	3	210	210	210
Baa1	3	639	639	618
Baa2	1	6	6	6
Below Investment Grade	4	1,802	1,490	1,498

Total	13	$2,825	$2,513	$2,502

        Corporate Bonds:    Corporate bonds held by the Company are reviewed on a quarterly basis to identify downgrades by rating agencies as well as deterioration of the underlying collateral or the issuer's ability to service the debt obligation. As of September 30, 2013, the Company owns one corporate bond which is rated above investment grade. The Company does not consider this investment to be OTTI.

        Small Business Administration Pools:    These pools are guaranteed pass-thru with the full faith and credit of the United States government. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be OTTI at September 30, 2013.

        State and Local Governments and Other:    Management monitors these securities on a quarterly basis to identify any deterioration in the credit quality. Included in the monitoring is a review of the credit rating, a financial analysis and certain demographic data on the underlying issuer. The Company does not consider these securities to be OTTI at September 30, 2013.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

        The amortized cost and fair value of investment securities at September 30, 2013 by contractual maturity are as follows. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties. MBSs are based on average life at estimated prepayment speeds.

	Available-for-sale
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$11,936	$11,946
Due after one year through five years	94,602	94,910
Due after five years through ten years	93,098	90,685
Due after ten years	31,404	30,902

	$231,040	$228,443

Note 4—Loans

        Loans summarized by category as of September 30, 2013 and December 31, 2012 are as follows:

(Dollars in thousands)	September 30, 2013	December 31, 2012
Commercial, financial and agricultural	$19,940	$20,924
Real estate:
Construction	16,110	13,052
Mortgage-residential	37,506	38,892
Mortgage-commercial	237,934	226,575
Consumer:
Home equity	26,011	27,173
Other	7,563	5,495

Total	$345,064	$332,111

        At September 30, 2013 and December 31, 2012, there were $2.5 million and $9.7 million, respectively, of residential mortgage loans held for sale at fair value. These loans are originated with firm purchase commitments from various investors at the time the loans are closed. Generally, funds are received and the loans transferred to the investors within three to seven business days.

        Activity in the allowance for loan losses for the nine months and three months ended September 30, 2013 and 2012 was as follows:

	Nine months ended
(Dollars in thousands)	September 30, 2013	September 30, 2012
Balance at the beginning of period	$4,621	$4,699
Provision for loan losses	379	416
Charged off loans	(808)	(496)
Recoveries	131	76

Balance at end of period	$4,323	$4,695

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

	Three months ended
(Dollars in thousands)	September 30, 2013	September 30, 2012
Balance at the beginning of period	$4,439	$4,742
Provision for loan losses	129	115
Charged off loans	(285)	(189)
Recoveries	40	27

Balance at end of period	$4,323	$4,695

        The detailed activity in the allowance for loan losses and the recorded investment in loans receivable as of and for the nine months ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012 is as follows:

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2013
Allowance for loan losses:
Beginning balance December 31, 2012	$338	$—	$235	$1,322	$400	$17	$2,309	$4,621
Charge-offs	29	—	44	604	67	64	—	808
Recoveries	31	—	64	—	3	33	—	131
Provisions	(136)	27	65	578	(188)	119	(86)	379

Ending balance September 30, 2013	$204	$27	$320	$1,296	$148	$105	$2,223	$4,323

Ending balances:
Individually evaluated for impairment	$—	$—	$4	$165	$—	$—	$—	$169
Collectively evaluated for impairment	204	27	316	1,131	148	105	2,223	4,154
Loans receivable:
Ending balance-total	$19,940	$16,110	$37,506	$237,934	$26,011	$7,563	$—	$345,064
Ending balances:
Individually evaluated for impairment	80	—	872	4,679	—	5	—	5,636
Collectively evaluated for impairment	$19,860	$16,110	$36,634	$233,255	$26,011	$7,558	$—	$339,428

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2012
Allowance for loan losses:
Beginning balance December 31, 2011	$331	$—	$514	$1,475	$521	$57	$1,801	$4,699
Charge-offs	88	—	112	245	—	51	—	496
Recoveries	32	—	10	—	3	31	—	76
Provisions	67	—	80	(146)	(147)	16	546	416

Ending balance September 30, 2012	$342	$—	$492	$1,084	$377	$53	$2,347	$4,695

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	342	—	492	1,084	377	53	2,347	4,695
Loans receivable:
Ending balance-total	$19,469	$11,739	$36,861	$223,595	$26,778	$5,092	$—	$323,534
Ending balances:
Individually evaluated for impairment	$15	$—	$477	$9,041	$—	$11	$—	$9,544
Collectively evaluated for impairment	$19,454	$11,739	$36,384	$214,554	$26,778	$5,081	$—	$313,990

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2012
Allowance for loan losses:
Beginning balance December 31, 2011	$331	$—	$514	$1,475	$521	$57	$1,801	$4,699
Charge-offs	258	—	112	293	—	79	—	742
Recoveries	42	—	86	—	3	37	—	168
Provisions	223	—	(253)	140	(124)	2	508	496

Ending balance December 31, 2012	$338	$—	$235	$1,322	$400	$17	$2,309	$4,621

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	338	—	235	1,322	400	17	2,309	4,621
Loans receivable:
Ending balance-total	$20,924	$13,052	$38,892	$226,575	$27,173	$5,495	$—	$332,111
Ending balances:
Individually evaluated for impairment	37	—	357	5,772	—	10	—	6,176
Collectively evaluated for impairment	$20,887	$13,052	$38,535	$220,803	$27,173	$5,485	$—	$325,935

        Loans outstanding to bank directors, executive officers and their related business interests amounted to $9.5 million and $10.5 million at September 30, 2013 and September 30, 2012, respectively. Repayments on these loans during the nine months ended September 30, 2013 were $1.8 million and loans made amounted to $500 thousand. Repayments on these loans during the nine months ended September 30, 2012 were $438 thousand and loans made amounted to $112 thousand during the same period. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability.

        The detailed activity in the allowance for loan losses as of and for the three months ended September 30, 2013 and the three months ended September 30, 2012 is as follows:

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2013
Allowance for loan losses:
Beginning balance June 30, 2013	$264	$25	$319	$1,082	$226	$96	$2,427	$4,439
Charge-offs	22	—	8	207	23	25	—	285
Recoveries	11	—	2	—	2	25	—	40
Provisions	(49)	2	7	421	(57)	9	(204)	129

Ending balance September 30, 2013	$204	$27	$320	$1,296	$148	$105	$2,223	$4,323

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
2012
Allowance for loan losses:
Beginning balance June 30, 2012	$249	$—	599	$1,313	$445	$45	$2,091	$4,742
Charge-offs	26	—	82	67	—	14	—	189
Recoveries	7	—	1	—	1	18	—	27
Provisions	112	—	(26)	(162)	(69)	4	256	115

Ending balance September 30, 2012	$342	$—	$492	$1,084	$377	$53	$2,347	$4,695

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

        The following table presents at September 30, 2013 and December 31, 2012 loans individually evaluated and considered impaired under FAS ASC 310 "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

(Dollars in thousands)	September 30, 2013	December 31, 2012
Total loans considered impaired	$5,636	$6,176
Loans considered impaired for which there is a related allowance for loan loss:
Outstanding loan balance	221	—
Related allowance	169	—
Loans considered impaired and previously written down to fair value	5,415	6,176
Average impaired loans	7,196	6,704

        The following tables are by loan category and present at September 30, 2013, September, 2012 and December 31, 2012 loans individually evaluated and considered impaired under FAS ASC 310

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

"Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

				Nine months ended		Three months ended
(Dollars in thousands) September 30, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Commercial	$80	$80	$—	$147	$8	$144	$0
Real estate:
Construction	—	—	—	—	—	—
Mortgage-residential	816	831	—	973	21	976	3
Mortgage-commercial	4,514	5,104	—	5,708	80	5,713	13
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	5	6	—	17	—	16
With an allowance recorded:
Commercial	—	—	—	—	—	—	—
Real estate:
Construction	—	—	—	—	—	—	—
Mortgage-residential	56	56	4	57	8	57	1
Mortgage-commercial	165	285	165	294	—	291	—
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total:
Commercial	$80	$80	$—	$147	$8	$144	$0
Real estate:
Construction	—	—	—	—	—	—
Mortgage-residential	872	887	4	1,030	29	1,033	4
Mortgage-commercial	4,679	5,389	165	6,002	80	6,004	13
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	5	6	—	17	—	16

	$5,636	$6,362	$169	$7,196	$117	$7,197	$17

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

				Nine months ended		Three months ended
(Dollars in thousands) September 30, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Commercial	$15	$46	$—	$92	$1	87	$—
Real estate:
Construction	—	—	—	—	—	—	—
Mortgage-residential	477	505	—	563	2	543	—
Mortgage-commercial	9,041	9,536	—	9,853	266	9,547	—
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	11	11	—	22	—	19	—
With an allowance recorded:
Commercial	—	—	—	—	—	—	—
Real estate:
Construction	—	—	—	—	—	—	—
Mortgage-residential	—	—	—	—	—	—	—
Mortgage-commercial	—	—	—	—	—	—	—
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total:
Commercial	$15	$46	$—	$92	$1	87	$—
Real estate:
Construction	—	—	—	—	—	—	—
Mortgage-residential	477	505	—	563	2	543	—
Mortgage-commercial	9,041	9,536	—	9,853	266	9,547	—
Consumer:
Home Equity	—	—	—	—	—	—	—
Other	11	11	—	22	—	19	—

	$9,544	$10,098	$—	$10,530	$269	$10,196	$—

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

(Dollars in thousands) December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Commercial	$37	$50	$—	$53	$—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	357	381	—	442	1
Mortgage-commercial	5,772	6,162	—	6,188	178
Consumer:
Home Equity	—	—	—	—	—
Other	10	10	—	21	—
With an allowance recorded:
Commercial	—	—	—	—	—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	—	—	—	—	—
Mortgage-commercial	—	—	—	—	—
Consumer:
Home Equity	—	—	—	—	—
Other	—	—	—	—	—
Total:
Commercial	37	50	—	53	—
Real estate:
Construction	—	—	—	—	—
Mortgage-residential	357	381	—	442	1
Mortgage-commercial	5,772	6,162	—	6,188	178
Consumer:
Home Equity	—	—	—	—	—
Other	10	10	—	21	—

	$6,176	$6,603	$—	$6,704	$179

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

          Special Mention.     Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

          Substandard.    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

  have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

          Doubtful.     Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of September 30, 2013 and December 31, 2012, and based on the most recent analysis performed, the risk category of loans by class of loans is shown in the table below. As of September 30, 2013 and December 31, 2012, no loans were classified as doubtful.

(Dollars in thousands) September 30, 2013	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial & agricultural	$19,678	$176	$86	$—	$19,940
Real estate:
Construction	13,105	3,005	—	—	16,110
Mortgage—residential	34,988	1,105	1,413	—	37,506
Mortgage—commercial	223,469	5,330	9,135	—	237,934
Consumer:
Home Equity	25,670	205	136	—	26,011
Other	7,556	1	6	—	7,563

Total	$324,466	$9,822	$10,776	$—	$345,064

(Dollars in thousands) December 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial & agricultural	$20,826	$27	$71	$—	$20,924
Real estate:
Construction	8,595	2,047	2,410	—	13,052
Mortgage—residential	36,493	1,677	722	—	38,892
Mortgage—commercial	208,825	3,803	13,947	—	226,575
Consumer:
Home Equity	26,604	124	445	—	27,173
Other	5,475	3	17	—	5,495

Total	$306,818	$7,681	$17,612	$—	$332,111

        At September 30, 2013 and December 31, 2012, non-accrual loans totaled $5.1 million and $4.7 million, respectively.

        Troubled debt restructurings that are still accruing and included in impaired loans at September 30, 2013 and December 31, 2012 amounted to $584 thousand and $1.5 million, respectively. Troubled debt restructurings in nonaccrual status at September 30, 2013 and December 31, 2012 amounted to $2.2 million and $1.8 million, respectively.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

        Loans greater than ninety days delinquent and still accruing interest at September 30, 2013 and December 31, 2012 amounted to $54 thousand and $55 thousand, respectively.

        The following tables are by loan category and present loans past due and on non-accrual status as of September 30, 2013 and December 31, 2012:

(Dollars in thousands) September 30, 2013	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$60	$9	$—	$80	$149	$19,791	$19,940
Real estate:
Construction	—	—	—	—	—	16,110	16,110
Mortgage-residential	240	224	54	816	1,334	36,172	37,506
Mortgage-commercial	1,019	538	—	4,151	5,708	232,226	237,934
Consumer:
Home equity	118	26	—	—	144	25,867	26,011
Other	21	3	—	5	29	7,534	7,563

Total	$1,458	$800	$54	$5,052	$7,364	$337,700	$345,064

(Dollars in thousands) December 31, 2012	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$17	$107	$—	$85	$209	$20,715	$20,924
Real estate:
Construction	—	—	—	—	—	13,052	13,052
Mortgage-residential	311	378	—	357	1,046	37,846	38,892
Mortgage-commercial	627	898	55	4,263	5,843	220,732	226,575
Consumer:
Home equity	211	—	—	—	211	26,962	27,173
Other	32	7	—	10	49	5,446	5,495

Total	$1,198	$1,390	$55	$4,715	$7,358	$324,753	$332,111

        As a result of adopting the amendments in Accounting Standards Update (ASU) 2011-02 (Receivables-Topic 310), the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance. The Company identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

        The following tables, by loan category, present loans determined to be TDRs during the nine month periods ended September 30, 2013 and September 30, 2012. There were no loans determined to be TDRs during the three month periods ended September 30, 2013 and September 30, 2012.

	For the nine months ended September 30, 2013
Troubled Debt Restructurings (Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Nonaccrual
Mortgage-Commercial	1	$257	$257

Total TDRs	1	$257	$257

	For the nine months ended September 30, 2012
Troubled Debt Restructurings (Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Nonaccrual
Mortgage-Commercial	1	$53	$53

Total nonaccrual	1	$53	$53

Accrual
Mortgage-Commercial	2	$596	$596

Total Accrual	2	$596	$596

Total TDRs	3	$649	$649

        One loan was determined to be a TDR during the nine months ended September 30, 2013. The loan was modified to extend the terms outside the Company's guidelines. During the nine months ended September 30, 2012, the Company modified three loans that were considered to be TDRs. The payment and interest rate were lowered for two of these loans and the payment was modified to interest only for one loan.

        There were no loans determined to be TDRs in the twelve months preceding September 30, 2013 or September 30, 2012 that subsequently defaulted during the three or nine month periods ended September 30, 2013 or September, 30 2012. Defaulted loans are those loans that are greater than 89 days past due.

        In the determination of the allowance for loan losses, all TDRs are reviewed to ensure that one of the three proper valuation methods (fair market value of the collateral, present value of cash flows, or observable market price) is adhered to. Each non-accrual loan is written down to its corresponding collateral value. All TDR accruing loans that have a loan balance which exceeds the present value of cash flow will have a specific allocation. All nonaccrual loans are considered impaired. Under ASC 310-10, a loan is impaired when it is probable that the Company will be unable to collect all amounts due, including both principal and interest, according to the contractual terms of the loan agreement.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 5—Recently Issued Accounting Pronouncements

        In July 2012, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that indefinite-lived intangible assets are impaired. If it is determined to be more likely than not that indefinite-lived intangible assets are impaired, then the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The amendments did not have a material effect on the Company's financial statements.

        The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminated the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and required consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements while the FASB redeliberated the presentation requirements for the reclassification adjustments. In February 2013, the FASB further amended the Comprehensive Income topic clarifying the conclusions from such redeliberations. Specifically, the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments are effective for the Company on a prospective basis for reporting periods beginning after December 15, 2012. These amendments did not have a material effect on the Company's financial statements.

        On July 17, 2013, the FASB issued guidance that permits the Fed Funds Effective Swap Rate ("Overnight Index Swap Rate" or "OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. The guidance will be effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company does not expect these amendments to have a material effect on its financial statements.

        On July 18, 2013, the FASB issued guidance to eliminate the diversity in practice regarding presentation of unrecognized tax benefits in the statement of financial position. Under the clarified guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, will be presented in the financial statements as a reduction to a deferred tax asset unless certain criteria are met. The requirements should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The amendments will be effective for the Company for reporting periods beginning after December 15, 2013. The Company does not expect these amendments to have a material effect on its financial statements.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments

        The Company adopted FASB ASC Fair Value Measurement Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level l	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

        FASB ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

        Cash and short term investments—The carrying amount of these financial instruments (cash and due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns and are classified as Level 1.

        Investment Securities—Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, or by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued both by government sponsored enterprises and private label mortgage-backed securities. Generally these fair values are priced from established pricing models. Level 3 securities include corporate debt obligations and asset—backed securities that are less liquid or for which there is an inactive market.

        Loans Held for Sale—The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the company's customers. Therefore, these loans present very little market risk for the Company and are classified as Level 2. The carrying amount of these loans approximates fair value.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        Loans—The fair value of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities and are classified as Level 2. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale.

        Other Real Estate Owned (OREO)—OREO is carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management's estimation of the collateral and is considered a Level 3 measurement. When the OREO value is based upon a current appraisal or when a current appraisal is not available or there is estimated further impairment, the measurement is considered a Level 3 measurement.

        Accrued Interest Receivable—The fair value approximates the carrying value and is classified as Level 1.

        Interest rate swap—The fair value approximates the carrying value and is classified as Level 3.

        Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

        Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms and are classified as Level 2.

        Short Term Borrowings—The carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the Treasury) approximates fair value. These are classified as Level 2.

        Junior Subordinated Debentures—The fair values of junior subordinated debentures is estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments. These are classified as Level 2.

        Accrued Interest Payable—The fair value approximates the carrying value and is classified as Level 1.

        Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        The carrying amount and estimated fair value by classification Level of the Company's financial instruments as of September 30, 2013 are as follows:

	September 30, 2013
		Fair Value
	Carrying Amount
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and short term investments	$20,950	$20,950	$20,950	$—	$—
Available-for-sale securities	228,443	228,443	826	227,200	417
Other investments, at cost	2,269	2,269	—	—	2,269
Loans held for sale	2,529	2,529	—	2,529	—
Net Loans receivable	340,741	341,004	—	335,537	5,467
Accrued interest	2,011	2,011	2,011	—	—
Interest rate swap	(87)	(87)	—	—	(87)
Financial liabilities:
Non-interest bearing demand	$106,078	$106,078	$—	$106,078	$—
NOW and money market accounts	185,767	185,767	—	185,767	—
Savings	51,307	51,307	—	51,307	—
Time deposits	165,440	166,877	—	166,877	—

Total deposits	508,592	510,029	—	510,029	—
Federal Home Loan Bank Advances	34,330	38,346	—	38,346	—
Short term borrowings	17,076	17,076	—	17,076	—
Junior subordinated debentures	15,464	15,464	—	15,464	—
Accrued interest payable	673	673	673	—	—

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 2012 are as follows:

	December 31, 2012
		Fair Value
	Carrying Amount
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and short term investments	$18,708	$18,708	$18,708	$—	$—
Available-for-sale securities	203,445	203,445	914	202,114	417
Other investments, at cost	2,527	—	—	—	2,527
Loans held for sale	9,658	9,658	—	9,658	—
Net loans receivable	327,490	328,893	—	322,717	6,176
Accrued interest	2,098	2,098	2,098	—	—
Interest rate swap	(338)	(338)	—	—	(338)
Financial liabilities:
Non-interest bearing demand	$97,526	$97,526	$—	$97,526	$—
NOW and money market accounts	150,874	150,874	—	150,874	—
Savings	41,100	41,100	—	41,100	—
Time deposits	185,477	187,313	—	187,313	—

Total deposits	474,977	476,813	—	476,813	—
Federal Home Loan Bank Advances	36,344	41,977	—	41,977	—
Short term borrowings	15,900	15,900	—	15,900	—
Junior subordinated debentures	15,464	15,464	—	15,464	—
Accrued interest payable	1,029	1,029	1,029	—	—

        The following tables reflect the changes in fair values for the nine and three-month periods ended September 30, 2013 and 2012 and where these changes are included in the income statement:

(Dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
Description	Non-interest income: Fair value adjustment loss	Non-interest income: Fair value adjustment loss	Non-interest income: Fair value adjustment loss	Non-interest income: Fair value adjustment loss
Interest rate swap	$(2)	$(57)	$(0)	$(20)

Total	$(2)	$(57)	$(0)	$(20)

        The following table summarizes quantitative disclosures about the fair value for each category of assets carried at fair value as of September 30, 2013 and December 31, 2012 that are measured on a recurring basis. There were no liabilities carried at fair value as of September 30, 2013 or December 31, 2012 that are measured on a recurring basis.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

(Dollars in thousands)

Description	September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Government sponsored enterprises	$3,327	$—	$3,327	$—
Mortgage-backed securities	123,500	—	123,500	—
Small Business Administration securities	57,961	—	57,961	—
State and local government	41,353	—	41,353	—
Corporate and other securities	2,302	826	1,059	417

	228,443	826	227,200	417
Interest rate swap	(87)	—	—	(87)

Total	$228,356	$826	$227,200	$330

(Dollars in thousands)

Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Government sponsored enterprises	$1,534	$—	$1,534	$—
Mortgage-backed securities	112,144	—	112,144	—
Small Business Administration securities	54,993	—	54,993	—
State and local government	32,373	—	32,373	—
Corporate and other securities	2,401	914	1,070	417

	203,445	914	202,114	417
Interest rate swap	(338)	—	—	(338)

Total	$203,107	$914	$202,114	$79

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        The following tables reconcile the changes in Level 3 financial instruments for the nine and three months ended September 30, 2013, that are measured on a recurring basis.

(Dollars in thousands)	Interest rate Swap	Corporate Preferred Stock
Beginning Balance December 31, 2012	$(338)	417
Total gains or losses (realized/unrealized)
Included in earnings	(2)	—
Included in other comprehensive income	—	—
Purchases, issuances, and settlements	253	—
Transfers in and/or out of Level 3	—	—

Ending Balance September 30, 2013	$(87)	$417

(Dollars in thousands)	Interest rate Swap	Corporate Preferred Stock
Beginning Balance June 30, 2013	$(172)	417
Total gains or losses (realized/unrealized)
Included in earnings	—	—
Included in other comprehensive income	—	—
Purchases, issuances, and settlements	85	—
Transfers in and/or out of Level 3	—	—

Ending Balance September 30, 2013	$(87)	$417

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        The following tables reconcile the changes in Level 3 financial instruments for the nine and three months ended September 30, 2012, that are measured on a recurring basis.

(Dollars in thousands)	Interest rate Cap/Floor/Swap
Beginning Balance December 31, 2011	$(602)
Total gains or losses (realized/unrealized)
Included in earnings	(57)
Included in other comprehensive income	—
Purchases, issuances, and settlements	241
Transfers in and/or out of Level 3	—

Ending Balance September 30, 2012	$(418)

(Dollars in thousands)	Interest rate Cap/Floor/Swap
Beginning Balance June 30, 2012	$(479)
Total gains or losses (realized/unrealized)
Included in earnings	(20)
Included in other comprehensive income	—
Purchases, issuances, and settlements	81
Transfers in and/or out of Level 3	—

Ending Balance September 30, 2012	$(418)

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        The following tables summarize quantitative disclosures about the fair value for each category of assets carried at fair value as of September 30, 2013 and December 31, 2012 that are measured on a non-recurring basis.

(Dollars in thousands)

Description	September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial & Industrial	$80	$—	$—	$80
Real estate:
Mortgage-residential	868	—	—	868
Mortgage-commercial	4,514	—	—	4,514
Consumer:
Home equity	—	—	—	—
Other	5	—	—	5

Total impaired	5,467	—	—	5,467

Other real estate owned:
Construction	301	—	—	301
Mortgage-residential	143	—	—	143
Mortgage-commercial	3,163	—	—	3,163

Total other real estate owned	3,607	—	—	3,607

Total	$9,074	$—	$—	$9,074

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

(Dollars in thousands)

Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial & Industrial	$37	$—	$—	$37
Real estate:
Mortgage-residential	357	—	—	357
Mortgage-commercial	5,772	—	—	5,772
Consumer:
Home equity	—	—	—	—
Other	10	—	—	10

Total impaired	6,176	—	—	6,176

Other real estate owned:
Construction	301	—	—	301
Mortgage-residential	488	—	—	488
Mortgage-commercial	3,198	—	—	3,198

Total other real estate owned	3,987	—	—	3,987

Total	$10,163	$—	$—	$10,163

        The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO. This internal process consists of evaluating the underlying collateral to independently obtained comparable properties. With respect to less complex or smaller credits, an internal evaluation may be performed. Generally the independent and internal evaluations are updated annually. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property. The aggregate amount of impaired loans was $5.6 million and $6.2 million for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

        For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of September 30, 2013 and December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

(Dollars in thousands)	Fair Value as of September 30, 2013	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
Interest Rate Swap	$(87)	Discounted cash flows	Weighted Average Credit Factor	3.20%
Preferred stock	$417	Estimation based on comparable non-listed securities	Comparable transactions	n/a
OREO	$3,607	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost
Impaired loans	$5,467	Appraisal Value	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

(Dollars in thousands)	Fair Value as of December 31, 2012	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
Interest Rate Swap	$(338)	Discounted cash flows	Weighted Average Credit Factor	3.20%
Preferred stock	$417	Estimation based on comparable non-listed securities	Comparable transactions	n/a
OREO	$3,987	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost
Impaired loans	$6,176	Appraisal Value	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 7—Agreement and Plan of Merger

        On August 13, 2013, the Company, SRMS, Inc. (the "Merger Sub"), a wholly-owned subsidiary of the Company, and Savannah River Financial Corporation ("Savannah River"), the parent holding company for Savannah River Banking Company, entered into an agreement and plan of merger (the "Merger Agreement"). The Merger Agreement provides that, subject to the terms and conditions set forth in the Agreement, the Merger Sub will merge with and into Savannah River, and Savannah River will then promptly merge with and into the Company, with the Company being the surviving corporation in the merger. In addition, promptly following the merger of Merger Sub with and into Savannah River, Savannah River Banking Company will be merged with and into the Bank.

        At consummation of the merger, each outstanding share of Savannah River common stock will be exchanged for either $11.00 in cash, a number of shares of the Company's common stock equal to the exchange ratio, or a combination of cash and shares of the Company's common stock. The exchange ratio, which is described in further detail in the Merger Agreement, will depend on the Company's volume weighted average stock price during the ten consecutive trading days ending on the fifth business day immediately prior to the date on which the merger is to occur. Each shareholder of Savannah River will have the opportunity to elect to receive cash for his or her shares, the Company's common stock for his or her shares, or a combination of cash for some of his or her shares and the Company's common stock for the remainder of his or her shares, or he or she may choose no preference, in which case the merger consideration to be received by him or her will be determined by the exchange agent depending on the amount of cash and shares elected by those Savannah River shareholders who make an express election. Elections of the Company's common stock, cash, or a combination of both are limited by a requirement that 60% of the total number of outstanding non-dissenting shares of Savannah River common stock will be exchanged for cash and 40% of the outstanding non-dissenting shares of Savannah River common stock will be exchanged for shares of the Company's common stock. No fractional shares will be issued in connection with the merger; cash (without interest) will be paid to any Savannah River shareholder otherwise entitled to fractional shares. Based on the number of shares of Savannah River common stock outstanding as of September 30, 2013, and assuming all Savannah River warrants and options are cashed out prior to the merger, the Company will issue a minimum of approximately 1,274,000 shares and a maximum of approximately 1,597,000 shares of common stock and will pay approximately $19,802,640 in cash in the merger. On October 10, 2013 the Company filed an S-4 Registration Statement with the Securities Exchange Commission to register up to the maximum number of shares to be issued under the terms of the Merger Agreement.

        Consummation of the merger is subject to the satisfaction of certain conditions, including approval of the Merger Agreement by the respective shareholders of Savannah River and the Company and approval by the appropriate regulatory agencies. The merger is expected to close during the first quarter of 2014.

Note 8—Subsequent Events

        Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events other than disclosed above occurred requiring accrual or disclosure.

Independent Auditor's Report

The Board of Directors
Savannah River Financial Corporation
Augusta, Georgia

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of Savannah River Financial Corporation and its Subsidiary which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Savannah River Financial Corporation and its Subsidiary as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Columbia, South Carolina March 22, 2013

Savannah River Financial Corporation

Consolidated Balance Sheets

December 31, 2012 and 2011

	2012	2011
Assets
Cash and cash equivalents:
Cash and due from banks	$3,250,791	$2,618,327
Interest bearing deposits	97,214	1,523,876
Federal funds sold	6,083,247	15,129,560

Total cash and cash equivalents	9,431,252	19,271,763

Certificates of deposit with other banks	2,940,000	—

Securities available-for-sale	25,023,379	27,195,945
Nonmarketable equity securities	518,800	531,700

Total investment securities	25,542,179	27,727,645

Loans held for sale	112,449	194,910

Loans receivable	113,819,898	101,130,692
Less allowance for loan losses	1,923,286	1,621,351

Net loans	111,896,612	99,509,341

Premises, furniture and equipment, net	8,366,299	9,625,093
Bank-owned life insurance	3,048,072	—
Deferred tax asset	555,967	649,869
Other assets	687,108	744,289

Total assets	$162,579,938	$157,722,910

Liabilities
Deposits:
Noninterest-bearing transaction accounts	$14,001,850	$7,738,006
Interest-bearing transaction accounts	32,477,558	32,219,993
Money market and savings	51,729,423	42,914,064
Certificates of deposit	24,020,749	32,443,098
Other time deposits	4,210,496	5,994,616

Total deposits	126,440,076	121,309,777

Advances from Federal Home Loan Bank	6,364,430	7,000,000
Other liabilities	549,457	657,270

Total liabilities	133,353,963	128,967,047

Commitments and contingencies—Notes 13 and 18
Shareholders' Equity
Preferred stock, $1.00 par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $1.00 par value, 20,000,000 shares authorized, 3,000,400 shares issued and outstanding	3,000,400	3,000,400
Capital surplus	28,625,987	28,446,304
Accumulated deficit	(2,988,997)	(3,227,528)
Accumulated other comprehensive income	588,585	536,687

Total shareholders' equity	29,225,975	28,755,863

Total liabilities and shareholders' equity	$162,579,938	$157,722,910

See Notes to Consolidated Financial Statements

Savannah River Financial Corporation

Consolidated Statements of Income

For the years ended December 31, 2012 and 2011

	2012	2011
Interest income:
Loans, including fees	$5,383,694	$5,416,716
Securities available-for-sale, taxable	580,997	698,882
Federal funds sold and other	42,188	27,733

Total interest income	6,006,879	6,143,331

Interest expense:
Interest-bearing transaction accounts	155,296	217,560
Money market and savings	275,668	394,294
Certificates of deposits	402,829	730,434
Advances from FHLB	86,858	128,413
Other borrowings	698	47

Total interest expense	921,349	1,470,748

Net interest income	5,085,530	4,672,583
Provision for loan losses	582,653	249,852

Net interest income after provision for loan losses	4,502,877	4,422,731

Noninterest income:
Service charges on deposit accounts	77,766	64,651
Residential mortgage origination fees	91,661	118,063
Gain on sale of mortgage loans	94,045	27,071
Gain on sale of securities	108,923	—
Other	97,270	33,782

Total noninterest income	469,665	243,567

Noninterest expenses:
Salaries and employee benefits	2,433,336	2,477,361
Net occupancy	372,109	354,937
Furniture and equipment	198,777	219,736
Supplies and printing	59,195	53,008
Advertising and public relations	113,674	70,864
Legal and professional fees	90,405	89,225
FDIC assessments	120,900	141,450
Data processing	146,348	154,851
Prepayment penalty on FHLB advance	108,453	—
Loss on disposal of premises, furniture and equipment	156,865	3,286
Impairment on land and land improvements	120,000	—
Other operating	416,579	397,681

Total noninterest expense	4,336,641	3,962,399

Income before income taxes	635,901	703,899
Income tax expense	397,370	417,907

Net income	$238,531	$285,992

Income per share
Basic income per share	$.08	$.10

Average common shares outstanding	3,000,400	3,000,400

See Notes to Consolidated Financial Statements

Savannah River Financial Corporation

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

	2012	2011
Net income	$238,531	$285,992
Other comprehensive income
Unrealized holding gains arising during the period	187,556	724,981
Tax effect	(63,769)	(246,493)
Reclassification adjustment for realized gains included in net income	(108,923)	—
Tax effect	37,034	—

Other comprehensive income, net of tax	51,898	478,488

Comprehensive income	$290,429	$764,480

See Notes to Consolidated Financial Statements

Savannah River Financial Corporation

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2012 and 2011

	Common Stock				Accumulated Other Comprehensive Income
			Capital Surplus	Accumulated Deficit
	Shares	Amount				Total
Balance, December 31, 2010	3,000,400	3,000,400	28,120,795	(3,513,520)	58,199	27,665,874
Net income				285,992		285,992
Other comprehensive income, net of taxes of $246,493					478,488	478,488
Stock and warrant based compensation			325,509			325,509

Balance, December 31, 2011	3,000,400	3,000,400	28,446,304	(3,227,528)	536,687	28,755,863
Net income				238,531		238,531
Other comprehensive income, net of taxes of $26,735					51,898	51,898
Stock and warrant based compensation			179,683			179,683

Balance, December 31, 2012	3,000,400	$3,000,400	$28,625,987	$(2,988,997)	$588,585	$29,225,975

See Notes to Consolidated Financial Statements

Savannah River Financial Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

	2012	2011
Operating activities
Net income	$238,531	$285,992
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	582,653	249,852
Depreciation and amortization expense	283,021	301,731
Gain on sale of mortgage loans	(94,045)	(27,071)
Gain on sale of investments	(108,923)	—
Loss on disposal of premises, furniture and equipment	156,865	3,286
Loss on disposal of repossessed assets	2,500	—
Net discount accretion and premium amortization	239,055	160,646
Net deferred loan fee accretion	(100,528)	(82,940)
Increase in cash value of bank-owned life insurance	(48,072)	—
Stock and warrant based compensation expense	179,683	325,509
Proceeds from loans held for sale	13,856,565	4,366,846
Origination of loans held for sale	(13,680,060)	(4,534,685)
Impairment on land and land improvements	120,000	—
Deferred income taxes	93,902	412,176
Increase in accrued interest receivable	(70,261)	(45,707)
Decrease in accrued interest payable	(135,524)	(132,145)
Decrease in other assets	163,067	141,727
Increase in other liabilities	27,711	32,345

Net cash provided by operating activities	1,706,140	1,457,562

Investing activities
Purchase of nonmarketable equity securities	(195,100)	(82,600)
Proceeds from redemption of nonmarketable equity securities	208,000	18,500
Purchase of securities available for sale	(11,713,566)	(17,247,341)
Proceeds from paydowns of securities available for sale	3,805,541	2,874,204
Proceeds from sales, calls and maturities of securities available for sale	10,029,091	9,000,000
Purchase of certificates of deposit with other banks	(2,940,000)	—
Purchase of bank-owned life insurance	(3,000,000)	—
Net increase in loans receivable	(12,951,755)	(3,389,560)
Proceeds from sale of repossessed assets	17,500	—
Proceeds from sale of premises, furniture and equipment	735,711	—
Purchase of premises, furniture and equipment	(36,802)	(46,387)

Net cash used by investing activities	(16,041,380)	(8,873,184)

Financing activities
Increase in noninterest-bearing deposits	6,263,844	129,423
(Decrease) increase in interest bearing deposits	(1,133,545)	8,381,294
Proceeds from advances from FHLB	5,425,000	1,000,000
Repayment of advances from FHLB	(6,060,570)	—

Net cash provided by financing activities	4,494,729	9,510,717

Net (decrease) increase in cash and cash equivalents	(9,840,511)	2,095,095
Cash and cash equivalents, beginning of year	19,271,763	17,176,668

Cash and cash equivalents, end of year	$9,431,252	$19,271,763

See Notes to Consolidated Financial Statements

Savannah River Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies

Organization:

        Savannah River Financial Corporation (the "Company") was organized under the laws of the State of Georgia for the purpose of operating as a bank holding company for Savannah River Banking Company (the "Bank"). The Bank received final approval for its charter on May 25, 2007 and commenced operations on August 1, 2007. The principal business activity of the Bank is to provide banking services to domestic markets in Aiken County in South Carolina and Richmond and Columbia Counties in Georgia. On July 29, 2011, the Bank converted its charter from a Federal Savings Bank regulated by the Office of Thrift Supervision ("OTS") to a state chartered bank organized under the laws of the State of South Carolina and regulated by the South Carolina State Board of Financial Institutions. The Bank continues to be subject to regulation by the Federal Deposit Insurance Corporation. Upon conversion of the Bank's charter, the Company became subject to regulation by the Federal Reserve Bank. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant inter-company balances and transactions.

Management's Estimates:

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and valuation of foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk:

        Financial instruments, which potentially subject the Bank to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

        The Bank makes loans to individuals and small businesses for various personal and commercial purposes primarily in Aiken County in South Carolina and Richmond and Columbia Counties in Georgia. The Bank's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers.

        In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. The Bank has a concentration of credit risk in its nonresidential real estate loan portfolio. However, management believes that its lending policies and practices mitigate the risk associated with that portfolio. Additionally, there are industry practices that could subject the Bank to increased credit risk should economic conditions change over the course of a loan's life. For example, the Bank makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Bank to unusual credit risk.

        The Bank's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Bank places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Certificates of Deposit With Other Banks:

        Certificates of deposits at other banks are generally issued by commercial banks and, therefore, insured by the FDIC (up to the prescribed limit). Only certificates of deposit with original maturities of three months or less qualify as cash equivalents.

Securities Available-for-Sale:

        Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities:

        Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB). This stock has no quoted market value and no ready market for it exists. At December 31, 2012 and 2011, the Company's investment in FHLB stock was $518,800 and $531,700, respectively.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

Loans Held for Sale:

        Funded residential mortgages held for sale to investors are reported at the lower of aggregate cost or estimated fair value. Virtually all of these loans have commitments to be purchased at a locked in price with the investors on the same day that the loan was locked in with the customer. Gains and losses on sales of loans are included in noninterest income.

Loans Receivable:

        Loans are stated at their unpaid principal balance, net of any charge-offs. Interest income is computed using the simple interest method and is recorded in the period earned.

        When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued. When interest accruals are discontinued, income earned but not collected is reversed.

        Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan yields. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

        The Bank identifies impaired loans through its normal internal loan review process. Loans on the Bank's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. Management has determined that impaired loans of $1,221,978 and $162,008 existed at December 31, 2012 and 2011, respectively.

Allowance for Loan Losses:

        An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans or portions of loans that are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance.

        A loan is considered impaired, when based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. An additional charge to the provision for loan losses may be necessary if the write-down of an impaired loan reduces the allowance for loan losses to a level that is deemed unacceptable by management. The

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they come due.

        A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Other Real Estate Owned:

        Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Costs related to the development and improvement of property are capitalized.

Premises, Furniture and Equipment:

        Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 1 year to 40 years, land improvements of 1 year to 20 years, furniture and equipment of 5 to 10 years, software of 3 years, and automobiles of 5 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes:

        Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises, furniture and equipment, and the net operating loss carryforward.

        The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Advertising Expense:

        Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

Retirement Benefits:

        The Bank has a 401(k) Plan in place for the benefit of all eligible employees. Employee contributions are voluntary and cannot exceed statutory limitations. For the year ended December 31, 2012, the Bank matched 50% of employee contributions up to the first 3% of eligible compensation. For the year ended December 31, 2011, the Bank matched 50% of employee contributions up to the first 2% of eligible compensation. During the years ended December 31, 2012 and 2011, the Bank contributed $26,063 and $18,054, respectively, on behalf of employees.

Bank-Owned Life Insurance

        The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Per Share:

        Basic income per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are anti-dilutive are excluded from the calculation of diluted net income per share. Due to the exercise price of the options being greater than the estimated average market value of the Company's stock during 2012 and 2011, basic and diluted loss per share were the same.

Stock-Based Compensation:

        The Company accounts for stock options and warrants under the fair value recognition provisions. Compensation expense is recognized as salaries and employee benefits in the statements of operations. There were 15,000 and 1,200 stock options granted in 2012 and 2011, respectively.

        In calculating the compensation expense for stock options granted in 2012, the fair value of options is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent; expected volatility of 39.07% based on peer group data since the Company has no historical information; risk-free interest rate of 1.06% based on the grant date, expected life of 7 years based on factors such as the vesting period and the option's contractual term which is 10 years, and expected forfeitures of 10 percent based on peer group data.

Comprehensive Income:

        Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. In

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

addition, a separate statement of comprehensive income is included as part of the basic financial statements.

Statement of Cash Flows:

        For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a original maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and interest bearing deposits. Generally, federal funds are sold for one-day periods.

        Interest paid on deposits and other borrowings totaled $1,056,872 and $1,602,893 for the years ended December 31, 2012 and 2011, respectively. Income tax payments totaling $300,880 were made during the year ended December 31, 2012. There were no income tax payments during the year ended December 31, 2011. Transfers of loans to other real estate owned totaled $82,359 for the year ended December 31, 2012. There were no transfers to other real estate owned for the year ended December 31, 2011.

        Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered non-cash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.

Off-Balance-Sheet Financial Instruments:

        In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements:

        The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

        Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present.

        Disclosures related to TDRs under ASU 2010-20 were effective for reporting periods beginning after June 15, 2011.

        In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies (Continued)

        ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

        The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in shareholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company beginning January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB redeliberates future requirements.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties:

        In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

        The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications:

        Certain captions and amounts in the 2011 consolidated financial statements were reclassified to conform with the 2012 presentation.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 2. Cash and Due From Banks

        The Bank is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2012 and 2011, the requirement was met by the cash balances in the correspondent accounts. In addition, the Company had compensating balance requirements with two of its correspondent banks. These requirements were satisfied as of December 31, 2012.

Note 3. Interest Bearing Deposits

        Interest bearing deposits totaled $97,214 and $1,523,876 at December 31, 2012 and 2011, respectively, and includes interest bearing corresponding accounts.

Note 4. Securities Available-for-Sale

        The amortized cost and estimated fair values of securities available-for-sale were:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government-sponsored enterprises	$11,733,324	$427,936	$—	$12,161,260
Mortgage-backed securities	12,398,260	464,050	191	12,862,119

	$24,131,584	$891,986	$191	$25,023,379

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government-sponsored enterprises	$13,864,791	$403,404	$1,100	$14,267,095
Mortgage-backed securities	12,517,992	418,627	7,769	12,928,850

	$26,382,783	$822,031	$8,869	$27,195,945

        The amortized costs and fair values of securities available-for-sale at December 31, 2012, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities are based on expected maturities since paydowns are expected to occur before the contractual maturity dates.

	Amortized Cost	Fair Value
Due after one through five years	$5,352,009	$5,451,957
Due after five years through ten years	10,033,721	10,570,957
Due after ten years	8,745,854	9,000,465

Total securities	$24,131,584	$25,023,379

        Proceeds from sales of available-for-sale securities during 2012 were $2,029,091. Gross gains of $108,923 were recognized on those sales in 2012. There were no losses recognized on sales of securities

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 4. Securities Available-for-Sale (Continued)

during 2012. There were no sales of investment securities available-for-sale during the year ended December 31, 2011.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous realized loss position, at December 31, 2012 and 2011.

	December 31, 2012
	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-backed securities	$487,253	$191	$—	$—	$487,253	$191

	$487,253	$191	$—	$—	$487,253	$191

	December 31, 2011
	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises	$498,900	$1,100	$—	$—	$498,900	$1,100
Mortgage-backed securities	2,385,170	7,769	—	—	2,385,170	7,769

	$2,884,070	$8,869	$—	$—	$2,884,070	$8,869

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        At December 31, 2012 and 2011, the Company held one and six debt securities that were in an unrealized loss position, respectively. As of December 31, 2012 and 2011, the Company did not hold any securities that were in a continuous unrealized loss position for twelve months or more. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

        At December 31, 2012, securities having amortized costs of $2,795,468 and fair values of $2,988,405 were pledged to secure public deposits. At December 31, 2011, securities having amortized costs of $1,601,046 and fair values of $1,732,974 were pledged to secure public deposits.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable

        Following is a summary of loans by major classification at December 31:

	2012	2011
Construction and land	$17,783,088	$14,732,525
Commercial	17,666,180	13,189,938
Commercial real estate	47,014,002	45,921,844
Consumer	1,796,345	1,110,124
Residential	29,560,283	26,176,261

Total gross loans	113,819,898	101,130,692

Less allowance for loan losses	1,923,286	1,621,351

	$111,896,612	$99,509,341

        The following is a summary of information pertaining to our allowance for loan losses at December 31, 2012:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$235,091	$211,255	$737,411	$17,594	$420,000	$1,621,351
Charge-offs	30,000	14,134	221,000	—	15,584	280,718
Recoveries	—	—	—	—	—	—
Provisions	98,662	104,635	265,923	12,929	100,504	582,653

Ending balance	$303,753	$301,756	$782,334	$30,523	$504,920	$1,923,286

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$303,753	$301,756	$782,334	$30,523	$504,920	$1,923,286

Loans receivable:
Ending balance—total	$17,783,088	$17,666,180	$47,014,002	$1,796,345	$29,560,283	$113,819,898

Ending balances:
Individually evaluated for impairment	$—	$—	$1,212,581	$9,397	$—	$1,221,978

Collectively evaluated for impairment	$17,783,088	$17,666,180	$45,801,421	$1,786,948	$29,560,283	$112,597,920

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

        The following is a summary of information pertaining to our allowance for loan losses at December 31, 2011:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$216,629	$148,463	$707,507	$16,910	$324,990	$1,414,499
Charge-offs	35,000	—	—	—	8,000	43,000
Recoveries	—	—	—	—	—	—
Provisions	53,462	62,792	29,904	684	103,010	249,852

Ending balance	$235,091	$211,255	$737,411	$17,594	$420,000	$1,621,351

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$235,091	$211,255	$737,411	$17,594	$420,000	$1,621,351

Loans receivable:
Ending balance—total	$14,732,525	$13,189,938	$45,921,844	$1,110,124	$26,176,261	$101,130,692

Ending balances:
Individually evaluated for impairment	$92,359	$34,134	$—	$14,472	$21,043	$162,008

Collectively evaluated for impairment	$14,640,166	$13,155,804	$45,921,844	$1,095,652	$26,155,218	$100,968,684

Credit Quality Indicators

        The Company uses a risk based approach based on the following credit quality measures when analyzing the loan portfolio: pass, watch, special mention, substandard, doubtful, and loss. These indicators are used to rate the credit quality of loans for the purposes of determining the Company's allowance for loan losses.

  Pass—Loans with highest quality, a high degree of liquidity, and minimum credit risk to loans that require closer supervision and represent a higher degree of credit risk; however, they are still considered satisfactory loans and do not contain the inherent risks associated with loans worthy of a higher degree of criticism or reserve allocation.

  Watch—Loans that display more serious levels of concern; however, that level of concern is still considered manageable and does not appear to expose the Bank to a more serious assignment defined in those ratings.

  Special Mention—Loans that are currently protected but have potential weakness that may, if not corrected, inadequately protect the Bank's credit position at some future date.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

  Substandard—Loans that are inadequately protected by the current sound worth and paying capacity of the obligor, or pledged collateral, if any.

  Doubtful—Loans where collection or liquidation in full is highly questionable and improbable and loans have little or no liquidity.

  Loss—Loans of such little value that their continuance as bankable assets is not warranted. The following table lists the loan grades used by the Company as credit quality indicators and the balance in each category at December 31, 2012:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$15,748,652	$15,816,812	$37,787,590	$1,588,045	$28,582,514	$99,523,613
Watch	653,958	595,332	2,755,864	208,300	796,512	5,009,966
Special mention	1,380,478	1,254,036	4,171,066	—	181,257	6,986,837
Substandard	—	—	2,299,482	—	—	2,299,482
Doubtful	—	—	—	—		—
Loss	—	—	—	—	—	—

	$17,783,088	$17,666,180	$47,014,002	$1,796,345	$29,560,283	$113,819,898

        The following table lists the loan grades used by the Company as credit quality indicators and the balance in each category at December 31, 2011:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$12,644,779	$11,957,763	$42,341,185	$1,061,733	$25,257,698	$93,263,158
Watch	1,995,387	—	3,580,659	48,391	897,520	6,521,957
Special mention	—	1,198,041	—	—	—	1,198,041
Substandard	92,359	34,134	—	—	—	126,493
Doubtful	—	—	—	—	21,043	21,043
Loss	—	—	—	—	—	—

	$14,732,525	$13,189,938	$45,921,844	$1,110,124	$26,176,261	$101,130,692

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

        The following is an aging analysis of our loan portfolio at December 31, 2012:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment >90 Days and Accruing
Construction and land	$—	$—	$—	$—	$17,783,088	$17,783,088	$—
Commercial	—	—	—	—	17,666,180	17,666,180	—
Commercial real estate	1,030,699	1,104,789	107,792	2,243,280	44,770,722	47,014,002	—
Consumer	159,541	—	—	159,541	1,636,804	1,796,345	—
Residential	—	—	—	—	29,560,283	29,560,283	—

	$1,190,240	$1,104,789	$107,792	$2,402,821	$111,417,077	$113,819,898	$—

        The following is an aging analysis of our loan portfolio at December 31, 2011:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment >90 Days and Accruing
Construction and land	$—	$92,359	$—	$92,359	$14,640,166	$14,732,525	$—
Commercial	—	—	—	—	13,189,938	13,189,938	—
Commercial real estate	—	—	—	—	45,921,844	45,921,844	—
Consumer	—	—	—	—	1,110,124	1,110,124	—
Residential	—	—	—	—	26,176,261	26,176,261	—

	$—	$92,359	$—	$92,359	$101,038,333	$101,130,692	$—

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

        The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31, 2012:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—
Commercial real estate	1,212,581	1,433,581	—	1,429,910	73,072
Consumer	9,397	9,397	—	12,228	864
Residential	—	—	—	—	—

	$1,221,978	$1,442,978	$—	$1,442,138	$73,936

With an allowance recorded:
Construction and land	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Residential	—	—	—	—	—

	$—	$—	$—	$—	$—

Total:
Construction and land	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—
Commercial real estate	1,212,581	1,433,581	—	1,429,910	73,072
Consumer	9,397	9,397	—	12,228	864
Residential	—	—	—

	$1,221,978	$1,442,978	$—	$1,442,138	$73,936

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

        The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31, 2011:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$92,359	$127,359	$—	$92,359	$6,058
Commercial	34,134	34,134	—	38,290	2,332
Commercial real estate	—	—	—	—	—
Consumer	14,472	14,472	—	16,858	1,287
Residential	21,043	79,043	—	29,035	—

	$162,008	$255,008	$—	$176,542	$9,677

With an allowance recorded:
Construction and land	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Residential	—	—	—	—	—

	$—	$—	$—	$—	$—

Total:
Construction and land	$92,359	$127,359	$—	$92,359	$6,058
Commercial	34,134	34,134	—	38,290	2,332
Commercial real estate	—	—	—	—	—
Consumer	14,472	14,472	—	16,858	1,287
Residential	21,043	79,043	—	29,035	—

	$162,008	$255,008	$—	$176,542	$9,677

        The following is an analysis of our nonaccrual loan portfolio recorded at December 31:

	2012	2011
Construction and land	$—	$92,359
Commercial	—	—
Commercial real estate	1,212,581	—
Consumer	—	—
Residential	—	21,043

	$1,212,581	$113,402

Troubled Debt Restructurings

        As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011)

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 5. Loans Receivable (Continued)

to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Company identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired.

        The Company did not restructure any loans during the years ended December 31, 2012 and 2011 for which it deemed to be a TDR.

Note 6. Premises, furniture and Equipment

        Premises, furniture and equipment is summarized as follows at December 31:

	2012	2011
Land and land improvements	$3,961,381	$4,965,602
Buildings and improvements	4,721,173	4,718,985
Furniture and equipment	838,932	817,399
Automobiles	93,869	93,869
Software	120,917	120,917

Total	9,736,272	10,716,772
Less accumulated depreciation	1,369,973	1,091,679

Premises, furniture and equipment, net	$8,366,299	$9,625,093

        Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $283,021 and $301,731, respectively.

Note 7. Deposits

        The aggregate amount of certificates of deposit and other time deposits with a minimum denomination of $100,000 was $17,907,905 and $25,126,711 at December 31, 2012 and 2011. Other time deposits at December 31, 2012 and 2011 consisted of brokered deposits totaling $4,210,496 and $5,494,616, respectively.

        At December 31, 2012, the scheduled maturities of certificates of deposit and other time deposits were as follows:

2013	$18,102,666
2014	6,425,353
2015	1,409,755
2016	1,185,450
2017	1,108,021

$28,231,245

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 8. Advances from Federal Home Loan Bank

        Advances from FHLB are summarized as follows:

		December 31,
Rate	Maturity Date	2012	2011
1.21%, fixed	January 17, 2012	$—	$2,000,000
1.90%, fixed	January 14, 2013	—	2,000,000
0.36%, variable	December 31, 2013	4,000,000	—
3.49%, fixed	June 26, 2014	1,000,000	1,000,000
2.97%, fixed	January 14, 2015	—	1,000,000
1.51%, fixed	November 22, 2016	—	1,000,000
1.74%, fixed	February 25, 2019	1,364,430	—

		$6,364,430	$7,000,000

        At December 31, 2012, the advances were secured by first mortgage loans on one-to-four family residential loans totaling $12,676,580 and commercial real estate loans totaling $14,039,146. At December 31, 2011, the advances were secured by first mortgage loans on one-to-four family residential loans totaling $12,143,823 and commercial real estate loans totaling $16,354,659.

Note 9. Stock Compensation Plan

        The Company established the 2007 Stock Incentive Plan (Plan) which provides for the granting of options to employees. The Company has granted a total of 278,200 stock options to various employees not including subsequent forfeitures. These options vest over a five year period. The options have an exercise price ranging from $9.19 to $10 per share and terminate ten years after the date of grant.

        Total compensation expense related to stock options was $99,926 and $134,091 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, there was $62,534 of total unrecognized compensation cost related to nonvested stock options. This cost is expected to be recognized over a weighted average period of 4.02 years. The aggregate intrinsic value at December 31, 2012 is $0.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 9. Stock Compensation Plan (Continued)

        A summary of the status of the Company's stock options as of December 31 are presented below:

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	249,100	$9.98	255,400	$9.96
Granted	15,000	9.64	1,200	9.51
Exercised	—	—	—	—
Forfeited	1,100	9.22	(7,500)	9.20

Outstanding at end of year	263,000	$9.97	249,100	$9.98

Options exercisable	245,280	$9.99	195,880	$10.00

Shares available for grant	6,600		20,500

        The following table summarizes information about stock options outstanding under the Company's Plan at December 31, 2012 and 2011:

	2012 Outstanding	2011 Outstanding
Number of options	263,000	249,100
Weighted average remaining life	4.98	5.72
Weighted average exercise price	$9.97	$9.98
High exercise price	$10.00	$10.00
Low exercise price	$9.19	$9.19

	2012		2011
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested, beginning of year	53,200	$2.90	109,100	$2.82
Granted	15,000	4.02	1,200	3.76
Vested	(49,780)	2.88	(49,580)	2.87
Forfeited	(700)	2.66	(7,500)	2.07

Nonvested, end of year	17,720	$3.92	53,200	$2.90

Note 10. Stock Warrants

        The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering up to a maximum of 15,000 shares of the Company's common stock for a total of 330,000 shares at a price of $10 per share. The warrants vest over three and five years and expire in 2017. Approximately 315,000 warrants granted vest over five years and 15,000 warrants granted vest over three years.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 10. Stock Warrants (Continued)

        At December 31, 2012 and 2011, there were 300,000 and 267,000 warrants exercisable. During the year ended December 31, 2012, 30,000 warrants were forfeited. The aggregate intrinsic value at December 31, 2012 is $0. Total compensation expense related to warrants was $79,757 and $191,418 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, there was no unrecognized compensation cost related to nonvested stock warrants.

Note 11. Income Taxes

        Income tax expense is summarized as follows as of December 31:

	2012	2011
Current portion:
Federal	$290,568	$—
State	39,635	5,733

	330,203	5,733

Deferred income taxes	67,167	412,174

Income tax expense	$397,370	$417,907

        The gross amounts of deferred tax assets and deferred tax liabilities are as follows as of December 31:

	2012	2011
Deferred tax assets:
Allowance for loan losses	$657,238	$545,336
Net operating loss carryforward	—	230,819
Organization and start-up costs	319,449	352,922
Capital loss	123,485	63,964
Impairment on land and land improvements	45,552	—
Other	57,155	53,904

Gross deferred tax assets	1,202,879	1,246,945
Valuation allowance	(123,485)	(63,964)

Net deferred tax assets	1,079,394	1,182,981

Deferred tax liabilities:
Accumulated depreciation	135,594	154,893
Prepaid expenses	23,098	28,485
Origination of loan costs and fees	61,525	73,259
Unrealized gain on securities available for sale	303,210	276,475

Total deferred tax liabilities	523,427	533,112

Net deferred tax asset	$555,967	$649,869

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 11. Income Taxes (Continued)

        Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2012 and 2011, respectively, management has determined that a valuation allowance is needed for the deferred tax assets associated with capital losses. Net deferred tax assets are recorded as a separate line on the Company's balance sheet.

        Tax returns for 2009 and subsequent years are subject to examination by taxing authorities.

        A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows for the years ended December 31, 2012 and 2011:

	2012	2011
Tax expense at statutory rate	$216,206	$239,326
State income tax, net of federal income tax effect	21,407	37,600
Stock and warrant compensation expense	61,092	110,673
Other	98,665	30,308

Income tax expense	$397,370	$417,907

Note 12. Related Party Transactions

        Certain parties (principally directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The following table summarizes the Bank's related party loan activity for the years ended December 31, 2012 and 2011:

	2012	2011
Balance, beginning of year	$11,571,285	$10,204,417
Disbursements	4,888,464	6,997,737
Repayments	(4,446,010)	(5,630,869)

Balance, end of year	$12,013,739	$11,571,285

        Deposits by directors, including their affiliates and executive officers, at December 31, 2012 and 2011 were $9,152,291 and $10,899,594, respectively.

Note 13. Commitments and Contingencies

        The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 14. Income Per Share

        Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted income per share is computed by dividing the net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options. There were no dilutive common share equivalents outstanding at December 31, 2012 and 2011 due to the exercise price on options being greater than the estimated average market value of the Company's stock during the year; therefore, basic loss per share and diluted earnings per share were the same.

	2012	2011
Net income per share—basic computation:
Net income to common shareholders	$238,531	$285,992

Average common shares outstanding—basic	3,000,400	3,000,400

Basic income per common share	$.08	$.10

Note 15. Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        As of December 31, 2012, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank had to maintain total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage ratios at 10%, 6%, and 5%, respectively. There are no conditions or events that management believes have changed the Bank's classification.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 15. Regulatory Matters (Continued)

        The Bank's regulatory capital amounts and ratios are as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012
Total capital (to risk weighted assets)	$22,622	17.99%	$10,057	8.00%	$12,572	10.00%
Tier 1 capital (to risk weighted assets)	21,046	16.74%	5,029	4.00%	7,543	6.00%
Tier 1 capital (to average assets)	21,046	13.74%	6,125	4.00%	7,657	5.00%
December 31, 2011
Total capital (to risk weighted assets)	$21,300	18.90%	$9,018	8.00%	$11,272	10.00%
Tier 1 capital (to risk weighted assets)	19,894	17.65%	4,508	4.00%	6,763	6.00%
Tier 1 capital (to average assets)	19,984	13.64%	5,835	4.00%	7,294	5.00%

Note 16. Unused Lines of Credit

        As of December 31, 2012, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $14,700,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

        At December 31, 2012, the Bank had the ability to borrow $25,700,000 from the FHLB secured by a blanket lien on one to four family first mortgage and commercial real estate loans. In addition, U.S. government agency securities with a book value of $21,336,116 and a market value of $22,034,974, respectively, may be pledged to secure borrowings. FHLB has approved borrowings up to 20% of the bank's total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

Note 17. Restrictions on Dividends, Loans, or Advances

        The ability of the Company to pay cash dividends to shareholders may be dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

        Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company are also restricted.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 18. Financial Instruments With Off-Balance-Sheet Risk

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

        Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

        The following table summarizes the Bank's off-balance-sheet financial instruments at December 31, 2012 and 2011 whose contract amounts represent credit risk:

	2012	2011
Commitments to extend credit	$17,576,104	$15,158,154
Letters of credit	1,560,652	1,295,809

	$19,136,756	$16,453,963

Note 19. Fair Value of Financial Instruments and Fair Value Measurements

        The following methods and assumptions were used to estimate the fair value of significant financial instruments:

        Cash, Due From Banks, Interest-Bearing Deposits and Certificates of Deposit—Carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

        Investment Securities—The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

        Loans Held for Sale—Carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

        Loans Receivable—For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 19. Fair Value of Financial Instruments and Fair Value Measurements (Continued)

current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Deposits—The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

        Advances from the Federal Home Loan Bank—The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

        Federal Funds Purchased and Sold—Federal funds purchased and sold are for a term of one day and the carrying amount approximates the fair value.

        Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Bank enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

	December 31,
	2012		2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks and interest bearing deposits	$3,348,005	$3,348,005	$4,142,203	$4,142,203
Federal funds sold	6,083,247	6,083,247	15,129,560	15,129,560
Certificates of deposits with other banks	2,940,000	2,940,000	—	—
Securities available-for-sale	25,023,379	25,023,379	27,195,945	27,195,945
Nonmarketable equity securities	518,800	518,800	531,700	531,700
Loans held for sale	112,449	112,449	194,910	194,910
Loans receivable, net	111,896,612	113,241,374	99,509,341	99,843,945
Financial Liabilities:
Noninterest-bearing transaction accounts	14,001,850	14,001,850	7,738,006	7,738,006
Interest-bearing transaction accounts	32,477,558	32,477,558	32,219,993	32,219,993
Money market and savings	51,729,423	51,729,423	42,914,064	42,914,064
Certificates of deposit and time deposits	28,231,245	28,453,269	38,437,714	38,554,540
Advances from Federal Home Loan Bank	6,364,430	6,475,634	7,000,000	7,144,182

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 19. Fair Value of Financial Instruments and Fair Value Measurements (Continued)

	December 31,
	2012		2011
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$17,576,104	$—	$15,158,154	$—
Financial standby letters of credit	1,560,652	—	1,295,809	—

        Generally Accepted Accounting Principles (GAAP) provide a framework for measuring and disclosing fair value which requires disclosures about the fair value of assets and liabilities recognized in the balance sheet, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

        Fair value is defined as the exchange in price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

        The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 19. Fair Value of Financial Instruments and Fair Value Measurements (Continued)

        Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

        Investment Securities Available-for-Sale—Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

        Loans—The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At December 31, 2012, all of the impaired loans were evaluated based upon the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

        Other Real Estate Owned (OREO)—Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the other real estate owned as nonrecurring Level 3.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 19. Fair Value of Financial Instruments and Fair Value Measurements (Continued)

        The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy. There were no liabilities measured at fair value on a recurring basis for December 31, 2012 or 2011:

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Government-sponsored enterprises	$12,161,260	$—	$12,161,260	$—
Mortgage-backed securities	12,862,119	—	12,862,119	—

Total	$25,023,379	$—	$25,023,379	$—

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Government-sponsored enterprises	$14,267,095	$—	$14,267,095	$—
Mortgage-backed securities	12,928,850	—	12,928,850	—

Total	$27,195,945	$—	$27,195,945	$—

        Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following tables present the assets carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) which are measured on a nonrecurring basis. Additionally, there were no liabilities measured at fair value on a nonrecurring basis for December 31, 2012 or 2011.

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Impaired loans	$1,221,978	$—	$1,221,978	$
Other real estate owned	62,359	—	62,359		—

Total	$1,284,337	$—	$1,284,337		$—

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Impaired loans	$162,008	$—	$162,008	$—

Note 20. Subsequent Events

        Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through March 22, 2013, the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 21. Savannah River Financial Corporation (Parent Company Only)

        Following is condensed financial information of Savannah River Financial Corporation (parent company only) as of and for the years ended December 31:

Condensed Balance Sheets

	December 31,
	2012	2011
Assets
Cash	$5,756,569	$5,023,435
Investment in bank subsidiary	21,635,032	20,939,784
Land and land improvements, net	1,796,136	2,813,674
Other	41,663	(4,061)

Total assets	$29,229,400	$28,772,832

Liabilities	$3,425	$16,969
Shareholders' equity	29,225,975	28,755,863

Total liabilities and shareholders' equity	$29,229,400	$28,772,832

Condensed Statements of Income

	For the years ended December 31,
	2012	2011
Income
Interest income	$32,187	$50,301

Expenses:
Salaries and employee benefits	179,683	325,509
Impairment on land and land improvements	120,000	—
Occupancy	15,617	17,717
Other	6,504	21,874
Loss on disposal of premises, furniture and equipment	156,865	—

Total expenses	478,669	365,100

Loss before income taxes and equity in undistributed earnings of banking subsidiary	(446,482)	(314,799)
Income tax (benefit) expense	(41,663)	4,060
Equity in undistributed income of banking subsidiary	643,350	604,851

Net income	$238,531	$285,992

Savannah River Financial Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

Note 21. Savannah River Financial Corporation (Parent Company Only) (Continued)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2012	2011
Operating activities
Net income	$238,531	$285,992
Adjustments to reconcile net income to net cash provided (used) from operating activities
Stock and warrant based compensation expense	179,683	325,509
Loss on disposal of premises, furniture and equipment	156,865	—
Equity in undistributed income of banking subsidiary	(643,350)	(604,851)
Depreciation expense	4,856	4,856
Impairment on land and land improvements	120,000	—
Increase in other assets	(45,724)	(15,711)
Decrease in other liabilities	(13,544)	5,434

Net cash (used) provided by operating activities	(2,683)	1,229

Financing activities
Proceeds from disposal of premises, furniture and equipment	735,817	—

Net increase in cash and cash equivalents	733,134	1,229
Cash and cash equivalents, beginning of year	5,023,435	5,022,206

Cash and cash equivalents, end of year	$5,756,569	$5,023,435

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Balance Sheets

	September 30, 2013 (Unaudited)	December 31, 2012
ASSETS
Cash and due from banks	$2,904,771	$3,250,791
Interest-bearing bank balances	767,136	97,214
Federal funds sold	3,913,361	6,083,247

Total cash and cash equivalents	7,585,268	9,431,252

Certificates of deposits with other banks	2,305,000	2,940,000

Securities—available for sale	23,885,241	25,023,379
Nonmarketable equity securities	612,100	518,800

Total investment securities	24,497,341	25,542,179

Loans held for sale	—	112,449

Loans receivable	112,791,621	113,819,898
Less, allowance for loan losses	2,161,332	1,923,286

Net loans	110,630,289	111,896,612

Premises, furniture and equipment—net	7,777,895	8,366,299
Bank owned life insurance	3,125,189	3,048,072
Deferred tax asset	743,232	555,967
Other assets	691,310	687,108

Total assets	$157,355,524	$162,579,938

LIABILITIES
Deposits:
Non-interest transaction accounts	$10,128,396	$14,001,850
Interest-bearing transaction accounts	30,586,857	32,477,558
Money market and savings	51,352,745	51,729,423
Certificates of deposit	21,409,888	24,020,749
Other time deposits	4,414,361	4,210,496

Total deposits	117,892,247	126,440,076

Advances from Federal Home Loan Bank	9,309,171	6,364,430
Other liabilities	578,068	549,457

Total liabilities	127,749,486	133,353,963

SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $1.00 per share; 20,000,000 shares authorized, 3,000,4000 issued and outstanding	3,000,400	3,000,400
Capital surplus	28,639,134	28,625,987
Accumulated deficit	(2,316,688)	(2,988,997)
Accumulated other comprehensive income	253,192	588,585

Total shareholders' equity	29,576,038	29,225,975

Total liabilities and shareholders' equity	$157,355,524	$162,579,938

See Notes to Consolidated Financial Statements

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Statements of Income

	Nine Months Ended September 30, 2013 (Unaudited)	Nine Months Ended September 30, 2012 (Unaudited)
Interest income:
Loans, including fees	$4,204,988	$4,020,369
Securities available-for-sale, taxable	349,628	454,849
Federal funds sold	6,112	14,649
Other	33,573	13,590

Total interest income	4,594,301	4,503,457

Interest expense:
Interest-bearing transaction accounts	86,812	122,094
Money market and savings	162,484	216,072
Certificates of deposit	194,971	320,745
Advances from FHLB	60,212	72,030
Other borrowings	210	572

Total interest expense	504,689	731,513

Net interest income	4,089,612	3,771,944
Provision for loan losses	226,794	301,752

Net interest income after provision for loan losses	3,862,818	3,470,192

Non-interest income:
Service charges on deposit accounts	55,778	58,053
Residential mortgage origination fees	68,854	73,475
Gain on sale of mortgage loans	35,477	78,132
Gain on sale of securities	—	108,923
Income from cash value of life insurance	79,914	22,439
Other	57,381	36,554

Total non-interest income	297,404	377,576

Non-interest expense:
Salaries and employee benefits	1,853,403	1,853,436
Net occupancy	287,275	291,690
Furniture and equipment	140,730	153,651
Advertising and public relations	51,094	95,235
Legal and professional fees	62,899	70,620
FDIC assessments	73,801	95,100
Data processing	134,942	131,199
Prepayment on FHLB advance	—	108,454
Loss on disposal of premises, furniture and equipment	—	156,865
Impairment on land and land improvements	40,000	90,000
Merger expenses	65,000	—
Other	378,285	371,505

Total non-interest expense	3,087,429	3,417,755

Income before income taxes	1,072,793	430,013
Income tax expense	400,484	219,307

Net income	$672,309	$210,706

Basic income per share	$0.22	$0.07

Average common shares outstanding	3,000,400	3,000,400

See Notes to Consolidated Financial Statements

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Statements of Income (Loss) (Continued)

	Three Months Ended September 30, 2013 (Unaudited)	Three Months Ended September 30, 2012 (Unaudited)
Interest income:
Loans, including fees	$1,394,880	$1,340,008
Securities available-for-sale, taxable	122,423	144,056
Federal funds sold	1,510	3,738
Other	11,178	9,678

Total interest income	1,529,991	1,497,480

Interest expense:
Interest-bearing transaction accounts	27,100	33,678
Money market and savings	52,059	59,791
Certificates of deposit	58,840	89,931
Advances from FHLB	20,652	17,626
Other borrowings	91	37

Total interest expense	158,742	201,063

Net interest income	1,371,249	1,296,417
Provision for loan losses	80,000	113,400

Net interest income after provision for loan losses	1,291,249	1,183,017

Non-interest income:
Service charges on deposit accounts	18,347	22,139
Residential mortgage origination fees	29,359	23,618
Gain on sale of mortgage loans	7,234	30,997
Gain on sale of securities	—	43,956
Income from cash value of life insurance	26,154	20,598
Other	18,528	10,273

Total non-interest income	99,622	151,581

Non-interest expense:
Salaries and employee benefits	601,236	619,395
Net occupancy	94,967	106,385
Furniture and equipment	47,793	48,735
Advertising and public relations	4,212	37,957
Legal and professional fees	3,070	25,915
FDIC assessments	24,301	32,100
Data processing	39,643	45,650
Prepayment on FHLB advance	—	42,787
Impairment on land and land improvements	—	30,000
Merger expenses	65,000	—
Other	110,711	137,537

Total non-interest expense	990,933	1,126,461

Income before income taxes	399,938	208,137
Income tax expense	140,067	97,479

Net income	$259,871	$110,658

Basic income per share	$0.09	$0.04

Average common shares outstanding	3,000,400	3,000,400

See Notes to Consolidated Financial Statements

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Nine months ended September 30,
	2013	2012
Net income	$672,309	$210,706
Other comprehensive income (loss)
Unrealized gains (losses) arising during the period	(508,172)	277,968
Tax effect	172,779	(94,509)
Reclassification adjustment for realized gains included in net income	—	(108,923)
Tax effect	—	37,034

Other comprehensive income (loss), net of tax	(335,393)	111,570

Comprehensive income	$336,916	$322,276

	Three months ended September 30,
	2013	2012
Net income	$259,871	$110,658
Other comprehensive income
Unrealized gains arising during the period	43,695	146,821
Tax effect	(14,856)	(49,919)
Reclassification adjustment for realized gains included in net income	—	(43,956)
Tax effect	—	14,945

Other comprehensive income, net of tax	28,839	67,891

Comprehensive income	$288,710	$178,549

See Notes to Consolidated Financial Statements

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

Nine Months ended September 30, 2013 and September 30, 2012

(Unaudited)

	Common Stock				Accumulated Other Comprehensive Income
			Capital Surplus	Accumulated Deficit
	Shares	Amount				Total
Balance, December 31, 2011	3,000,400	$3,000,400	$28,446,304	$(3,227,528)	$536,687	$28,755,863
Net income				210,706		210,706
Other comprehensive income, net of taxes of $57,475					111,570	111,570
Stock and warrant based compensation			174,323			174,323

Balance, September 30, 2012	3,000,400	$3,000,400	$28,620,627	$(3,016,822)	$648,257	$29,252,462

Balance, December 31, 2012	3,000,400	$3,000,400	$28,625,987	$(2,988,997)	$588,585	$29,225,975
Net income				672,309		672,309
Other comprehensive loss, net of taxes of $172,778					(335,393)	(335,393)
Stock and warrant based compensation			13,147			13,147

Balance, September 30, 2013	3,000,400	$3,000,400	$28,639,134	$(2,316,688)	$253,192	$29,576,038

See Notes to Consolidated Financial Statements

SAVANNAH RIVER FINANCIAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2013	2012
Operating activities
Net income	$672,309	$210,706
Adjustments to reconcile net income to net cash provided in operating activities:
Provision for loan losses	226,794	301,752
Depreciation and amortization	203,835	216,682
Gain on sale of mortgage loans	(35,477)	(78,132)
Gain on sale of investments	—	(108,923)
Loss on disposal of premises, furniture and equipment	—	156,865
(Gain) loss on disposal of repossessed assets and other real estate owned	(12,520)	2,500
Net discount accretion and premium amortization	140,883	178,750
Net deferred loan fee accretion	(75,445)	(64,347)
Increase in cash value of bank-owned life insurance	(77,117)	(22,439)
Stock and warrant based compensation expense	13,147	174,323
Proceeds from loans held for sale	8,668,256	10,832,730
Originations of loans held for sale	(8,520,330)	(10,889,888)
Impairment on land and land improvements	40,000	90,000
Deferred income taxes	(14,486)	251,257
(Increase) decrease in accrued interest receivable	101,153	(34,495)
Decrease in accrued interest payable	(125,073)	(160,080)
(Increase) decrease in other assets	(41,076)	83,985
Decrease in other liabilities	153,686	52,709

Net cash provided by operating activities	1,318,539	1,193,955

Investing activities
Purchase of nonmarketable equity securities	(132,800)	(15,700)
Proceeds from redemption of nonmarketable equity securities	39,500	207,200
Purchase of securities available for sale	(4,561,570)	(11,713,566)
Proceeds from paydowns of securities available for sale	2,550,654	2,770,662
Proceeds from sales, calls and maturities of securities available for sale	2,500,000	8,529,091
Proceeds from matured certificates of deposit with other banks	735,000	—
Purchase of certificates of deposit with other banks	(100,000)	(2,940,000)
Purchase of bank-owned life insurance	—	(2,000,000)
Net decrease (increase) in loans receivable	988,334	(3,088,926)
Proceeds from sale of repossessed assets and other real estate owned	74,879	17,500
Proceeds from sale of premises, furniture and equipment	444,513	735,711
Purchase of premises, furniture and equipment	(99,945)	(32,328)

Net cash provided (used) by investing activities	2,438,565	(7,530,356)

Financing activities:
(Decrease) increase in non-interest bearing deposits	(3,873,454)	6,109,019
Decrease in interest bearing deposits	(4,674,375)	(7,102,952)
Proceeds from advances from FHLB	11,500,000	1,425,000
Repayment of advances from FHLB	(8,555,259)	(6,042,307)

Net cash used by financing activities	(5,603,088)	(5,611,240)

Net decrease in cash and cash equivalents	(1,845,984)	(11,947,641)
Cash and cash equivalents at beginning of period	9,431,252	19,271,763

Cash and cash equivalents at end of period	$7,585,268	$7,324,122

Supplemental disclosure:
Cash paid during the period for:
Interest	$629,762	$818,991
Income taxes	$398,779	$4,880
Non-cash investing and financing activities:
Unrealized gain (loss) on securities	$(335,393)	$111,570
Transfer of loans to foreclosed property	$126,641	$82,359

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements (unaudited)

Note 1—Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments necessary to fairly present the consolidated financial position and consolidated results of operations have been made. All such adjustments are of a normal, recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

        The following table summarizes the changes in accumulated other comprehensive income by component, net of tax impact, at the dates and for the periods indicated. All amounts are net of income taxes.

	Three months ended September 30,
	2013	2012
Beginning Balance	$224,353	$580,366
Other comprehensive loss before reclassifications(a)	28,839	96,902
Amounts reclassified from accumulated other comprehensive income (loss)(a)	—	(29,011)

Net current-period other comprehensive income	28,839	67,891

Ending Balance	$253,192	$648,257

	Nine months ended September 30,
	2013	2012
Beginning Balance	$588,585	$536,687
Other comprehensive loss before reclassifications(a)	(335,393)	183,459
Amounts reclassified from accumulated other comprehensive income (loss)(a)	—	(71,889)

Net current-period other comprehensive income (loss)	(335,393)	111,570

Ending Balance	$253,192	$648,257

(a)
All other comprehensive income (loss) and reclassifications are related to available-for-sale securities.

Note 2—Earnings Per Common Share

        Basic income per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are not dilutive are excluded from the calculation of diluted net income per share. Due to the exercise price of the options being greater than the estimated average market value of the Company's stock for the three and nine months ended September 30, 2013 and 2012, respectively, basic and diluted income per share were the same.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Securities Available-for-Sale

        The amortized cost and estimated fair values of investment securities are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2013:
Government sponsored enterprises	$12,131,073	$219,798	$66,761	$12,284,110
Mortgage-backed securities	11,268,634	292,850	59,542	11,501,942
State and local government	101,911	—	2,722	99,189

	$23,501,618	$512,648	$129,025	$23,885,241

December 31, 2012:
Government sponsored enterprises	$11,733,324	$427,936	$—	$12,161,260
Mortgage-backed securities	12,398,260	464,050	191	12,862,119

	$24,131,584	$891,986	$191	$25,023,379

        The amortized costs and fair values of securities available-for-sale at September 30, 2013, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$28,691	$30,246
Due after one through five years	6,259,673	6,322,346
Due after five years through ten years	9,997,395	10,223,982
Due after ten years	7,215,859	7,308,667

Total securities	$23,501,618	$23,885,241

        During the nine months ended September 30, 2013 there were no sales of investment securities available-for-sale and there were no gains or losses recognized for the same period. During the nine months ended September 30, 2012, the Company received proceeds of $2,138,014 from the sale of investment securities available-for-sale. Gross gains of $108,923 were recognized on those sales for the nine months ended September 30, 2012.

        During the three months ended September 30, 2013 there were no sales of investment securities available-for-sale and there were no gains or losses recognized for the same period. During the three months ended September 30, 2012, the Company received proceeds of $922,547 from the sale of investment securities available-for-sale. Gross gains of $43,956 were recognized on those sales for the same period.

        Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB). This stock has no quoted market value and no ready market for it exists. At September 30, 2013 and December 31, 2012, the Company's investment in FHLB stock was $612,100 and $518,800, respectively.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 3—Securities Available-for-Sale (Continued)

        The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position at September 30, 2013 and December 31, 2012.

	Less than 12 months		12 months or more		Total
September 30, 2013	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:
Government sponsored enterprises	$4,434,105	$66,761	$—	$—	$4,434,105	$66,761
Mortgage-backed securities	2,697,991	59,542	—	—	2,697,991	59,542
State and local government	99,189	2,722	—	—	99,189	2,722

Total	$7,321,285	$129,025	$—	$—	$7,321,285	$129,025

	Less than 12 months		12 months or more		Total
December 31, 2012	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities	$487,253	$191	$—	$—	$487,253	$191

Total	$487,253	$191	$—	$—	$487,253	$191

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        At September 30, 2013 and December 31, 2012, the Company held sixteen and one debt securities that were in an unrealized loss position, respectively. As of September 30, 2013 and December 31, 2012, the Company did not hold any securities that were in a continuous unrealized loss position for twelve months or more. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable

        Following is a summary of loans by major classification as of September 30, 2013 and December 31, 2012:

	2013	2012
Construction and land	$14,593,200	$17,783,088
Commercial	19,711,667	17,666,180
Commercial real estate	49,638,845	47,014,002
Consumer	913,159	1,796,345
Residential	27,934,750	29,560,283

Total gross loans	112,791,621	113,819,898
Less allowance for loan losses	2,161,332	1,923,286

	$110,630,289	$111,896,612

        At September 30, 2013 and December 31, 2012, there were zero and $112,449, respectively, of residential mortgage loans held for sale at fair value. These loans are originated with firm purchase commitments from various investors at the time the loans are closed. Generally, funds are received and the loans transferred to the investors within three to seven business days.

        The following is a summary of information pertaining to our allowance for loan losses as of and for the nine months ended September 30, 2013 and 2012 and the year ended December 31, 2012:

September 30, 2013	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$303,753	$301,756	$782,334	$30,523	$504,920	$1,923,286
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	11,252	11,252
Provisions	326,800	56,748	(125,547)	(15,852)	(15,355)	226,794

Ending balance	$630,553	$358,504	$656,787	$14,671	$500,817	$2,161,332

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$630,553	$358,504	$656,787	$14,671	$500,817	$2,161,332

Loans receivable:
Ending balance—total	$14,593,200	$19,711,667	$49,638,845	$913,159	$27,934,750	$112,791,621

Ending balances:
Individually evaluated for impairment	$—	$—	$857,754	$—	$59,597	$917,351

Collectively evaluated for impairment	$14,593,200	$19,711,667	$48,781,091	$913,159	$27,875,153	$111,874,270

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

December 31, 2012	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$235,091	$211,255	$737,411	$17,594	$420,000	$1,621,351
Charge-offs	30,000	14,134	221,000	—	15,584	280,718
Recoveries	—	—	—	—	—	—
Provisions	98,662	104,635	265,923	12,929	100,504	582,653

Ending balance	$303,753	$301,756	$782,334	$30,523	$504,920	$1,923,286

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$303,753	$301,756	$782,334	$30,523	$504,920	$1,923,286

Loans receivable:
Ending balance—total	$17,783,088	$17,666,180	$47,014,002	$1,796,345	$29,560,283	$113,819,898

Ending balances:
Individually evaluated for impairment	$—	$—	$1,212,581	$9,397	$—	$1,221,978

Collectively evaluated for impairment	$17,783,088	$17,666,180	$45,801,421	$1,786,948	$29,560,283	$112,597,920

September 30, 2012	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$235,091	$211,255	$737,411	$17,594	$420,000	$1,621,351
Charge-offs	30,000	14,134	—	—	—	44,134
Recoveries	—	—	—	—	—	—
Provisions	120,997	99,394	(1,015)	12,363	70,013	301,752

Ending balance	$326,088	$296,515	$736,396	$29,957	$490,013	$1,878,969

        Loans outstanding to bank directors, executive officers and their related business interests amounted to $9.8 million and $10.9 million at September 30, 2013 and 2012, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The following is a summary of information pertaining to our allowance for loan losses for the three months ended September 30, 2013 and 2012:

2013	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance	$649,517	$340,813	601,766	$16,369	472,676	$2,081,141
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	191	191
Provisions	(18,964)	17,691	55,021	(1,698)	27,950	80,000

Ending balance
September 30, 2013	$630,553	$358,504	$656,787	$14,671	$500,817	$2,161,332

2012
Allowance for loan losses:
Beginning balance	$301,311	$203,852	$754,077	$13,511	$492,818	$1,765,569
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provisions	24,777	92,663	(17,681)	16,446	(2,805)	113,400

Ending balance
September 30, 2012	$326,088	$296,515	$736,396	$29,957	$490,013	$1,878,969

Credit Quality Indicators

        The Company uses a risk based approach based on the following credit quality measures when analyzing the loan portfolio: pass, watch, special mention, substandard, doubtful, and loss. These indicators are used to rate the credit quality of loans for the purposes of determining the Company's allowance for loan losses.

        Pass—Loans with highest quality, a high degree of liquidity, and minimum credit risk to loans that require closer supervision and represent a higher degree of credit risk; however, they are still considered satisfactory loans and do not contain the inherent risks associated with loans worthy of a higher degree of criticism or reserve allocation.

        Watch—Loans that display more serious levels of concern; however, that level of concern is still considered manageable and does not appear to expose the Bank to a more serious assignment defined in those ratings.

        Special Mention—Loans that are currently protected but have potential weakness that may, if not corrected, inadequately protect the Bank's credit position at some future date.

        Substandard—Loans that are inadequately protected by the current sound worth and paying capacity of the obligor, or pledged collateral, if any.

        Doubtful—Loans where collection or liquidation in full is highly questionable and improbable and loans have little or no liquidity.

        Loss—Loans of such little value that their continuance as bankable assets is not warranted.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The following table lists the loan grades used by the Company as credit quality indicators and the balance in each category at September 30, 2013:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$13,062,711	$17,258,741	$40,582,303	$789,015	$26,503,384	$98,196,154
Watch	178,733	1,812,949	3,223,297	22,763	1,371,770	6,609,512
Special mention	1,351,756	639,977	3,070,222	101,381	59,596	5,222,932
Substandard	—	—	2,763,023	—	—	2,763,023
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

	$14,593,200	$19,711,667	$49,638,845	913,159	$27,934,750	$112,791,621

        The following table lists the loan grades used by the Company as credit quality indicators and the balance in each category at December 31, 2012:

	Construction and Land	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$15,748,652	$15,816,812	$37,787,590	$1,588,045	$28,582,514	$99,523,613
Watch	653,958	595,332	2,755,864	208,300	796,512	5,009,966
Special mention	1,380,478	1,254,036	4,171,066	—	181,257	6,986,837
Substandard	—	—	2,299,482	—	—	2,299,482
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—	—

	$17,783,088	$17,666,180	$47,014,002	$1,796,345	$29,560,283	$113,819,898

        The following is an aging analysis of our loan portfolio at September 30, 2013:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Construction and land	$—	$—	$—	$—	$14,593,200	$14,593,200	$—
Commercial	—	—	554,094	554,094	19,157,573	19,711,667	554,094
Commercial real estate	993,726	—	—	993,726	48,645,119	49,638,845	—
Consumer	—	—	—	—	913,159	913,159	—
Residential	96,768	—	59,597	156,365	27,778,385	27,934,750	—

	$1,090,494	$—	$613,691	$1,704,185	$111,087,436	$112,791,621	$554,094

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The following is an aging analysis of our loan portfolio at December 31, 2012:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Construction and land	$—	$—	$—	$—	$17,783,088	$17,783,088	$—
Commercial	—	—	—	—	17,666,180	17,666,180	—
Commercial real estate	1,030,699	1,104,789	107,792	2,243,280	44,770,722	47,014,002	—
Consumer	159,541	—	—	159,541	1,636,804	1,796,345	—
Residential	—	—	—	—	29,560,283	29,560,283	—

	$1,190,240	$1,104,789	$107,792	$2,402,821	$111,417,077	$113,819,898	$—

        The following is an analysis of our impaired loan portfolio detailing the related allowance recorded as of and for the three and nine months ended September 30, 2013:

Nine Months Ended
	Recorded Investment	Unpaid Principal Balance	Related Allowance		Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	857,754	1,078,754		—	931,714	—
Consumer	—	—		—	—	—
Residential	59,597	59,597		—	59,603	1,499

	$917,351	$1,138,351	$		$991,317	$1,499

With an allowance recorded:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	—	—		—	—	—
Consumer	—	—		—	—	—
Residential	—	—		—	—	—

	$—	$—		$—	$—	$—

Total:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	857,754	1,078,754		—	931,714	—
Consumer	—	—		—	—	—
Residential	59,597	59,597		—	59,603	1,499

	$917,351	$1,138,351		$—	$991,317	$1,499

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

Three Months Ended
	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	857,754	—
Consumer	—	—
Residential	59,597	—

	$917,351	$—

With an allowance recorded:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	—	—
Consumer	—	—
Residential	—	—

	$—	$—

Total:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	857,754	—
Consumer	—	—
Residential	59,597	—

	$917,351	$—

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The following is an analysis of our impaired loan portfolio detailing the related allowance recorded as of and for the year ended December 31, 2012:

	Recorded Investment	Unpaid Principal Balance	Related Allowance		Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	1,212,581	1,433,581		—	1,429,910	73,072
Consumer	9,397	9,397		—	12,228	864
Residential	—	—		—	—	—

	$1,221,978	$1,442,978	$		$1,442,138	$73,936

With an allowance recorded:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	—	—		—	—	—
Consumer	—	—		—	—	—
Residential	—	—		—	—	—

	$—	$—		$—	$—	$—

Total:
Construction and land	$—	$—		$—	$—	$—
Commercial	—	—		—	—	—
Commercial real estate	1,212,581	1,433,581		—	1,429,910	73,072
Consumer	9,397	9,397		—	12,228	864
Residential	—	—		—	—	—

	$1,221,978	$1,442,978		$—	$1,442,138	$73,936

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The following is an analysis of our impaired loan portfolio for the three and nine months ended September 30, 2012:

	Nine Months Ended
	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	106,851	1,868
Consumer	12,855	648
Residential	18,954	—

	$138,660	$2,516

With an allowance recorded:
Construction and land	—	$—
Commercial	—	—
Commercial real estate	—	—
Consumer	—	—
Residential	—	—

	$—	$—

Total:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	106,851	1,868
Consumer	12,855	648
Residential	18,954	—

	$138,660	$2,516

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

	Three Months Ended
	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	106,736	—
Consumer	11,771	216
Residential	16,526	—

	$135,033	$216

With an allowance recorded:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	—	—
Consumer	—	—
Residential	—	—

	$—	$—

Total:
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	106,736	—
Consumer	11,771	216
Residential	16,526	—

	$135,033	$216

        The following is an analysis of our nonaccrual loan portfolio:

	September 30, 2013	December 31, 2012
Construction and land	$—	$—
Commercial	—	—
Commercial real estate	857,754	1,212,581
Consumer	—	—
Residential	59,597	—

	$917,351	$1,212,581

Troubled Debt Restructurings

        As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Company did not identify through this process any TDRs for loans for which the allowance for loan losses had previously been measured under a general allowance methodology.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans Receivable (Continued)

        The Company did not restructure any loans during the nine months ended September 30, 2013 and 2012 for which it deemed to be a TDR. The Company did not restructure any loans during the three months ended September 30, 2013 and 2012 for which it deemed to be a TDR. The Company did not restructure any loans during the year ended December 31, 2012 for which it deemed to be a TDR.

        There were no TDRs identified within the previous twelve months that defaulted during the three or nine months ended September 30, 2013. A loan is considered to be in default if it exceeds thirty days past due.

Note 5—Recently Issued Accounting Pronouncements

        The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminated the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and required consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements while the FASB redeliberated the presentation requirements for the reclassification adjustments. In February 2013, the FASB further amended the Comprehensive Income topic clarifying the conclusions from such redeliberations. Specifically, the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments are effective for the Company on a prospective basis for reporting periods beginning after December 15, 2012. These amendments did not have a material effect on the Company's financial statements.

        On April 22, 2013, the FASB issued guidance addressing application of the liquidation basis of accounting. The guidance is intended to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein and those requirements should be applied prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The Company does not expect these amendments to have any effect on its financial statements.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments and Fair Value Measurements

        Cash, Due From Banks, Interest-Bearing Deposits and Certificates of Deposit—Carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

        Investment Securities—The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

        Loans Held for Sale—Carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

        Loans Receivable—For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Deposits—The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

        Advances from the Federal Home Loan Bank—The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

        Federal Funds Purchased and Sold—Federal funds purchased and sold are for a term of one day and the carrying amount approximates the fair value.

        Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Bank enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6—Fair Value of Financial Instruments and Fair Value Measurements (Continued)

These financial instruments are recorded in the financial statements when they become payable by the customer.

	September 30, 2013		December 31, 2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks and interest bearing deposits	$3,671,907	$3,671,907	$3,348,005	$3,348,005
Federal funds sold	3,913,361	3,913,361	6,083,247	6,083,247
Certificates of deposits with other banks	2,305,000	2,305,000	2,940,000	2,940,000
Securities available-for-sale	23,885,241	23,885,241	25,023,379	25,023,379
Nonmarketable equity securities	612,100	612,100	518,800	518,800
Loans held for sale	—	—	112,449	112,449
Loans receivable, net	110,630,289	111,058,000	111,896,612	113,241,374
Financial Liabilities:
Noninterest-bearing transaction accounts	10,128,396	10,128,396	14,001,850	14,001,850
Interest-bearing transaction accounts	30,586,857	30,586,857	32,477,558	32,477,558
Money market and savings	51,352,745	51,352,745	51,729,423	51,729,423
Certificates of deposit and other time deposits	25,824,249	25,635,000	28,231,245	28,453,269
Advances from Federal Home Loan Bank	9,309,171	9,335,000	6,364,430	6,475,634

	September 30, 2013		December 31, 2012
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$22,118,255	$—	$17,576,104	$—
Financial standby letters of credit	3,240,778	—	1,560,652	—

        Generally Accepted Accounting Principles (GAAP) provide a framework for measuring and disclosing fair value which requires disclosures about the fair value of assets and liabilities recognized in the balance sheet, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

        Fair value is defined as the exchange in price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6.—Fair Value of Financial Instruments and Fair Value Measurements (Continued)

Fair Value Hierarchy

        The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

  Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

  Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

  Level 3—Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

        Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

        Investment Securities Available-for-Sale—Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

        Loans—The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At September 30, 2013 and December 31, 2012 all of the impaired loans were evaluated based upon the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6.—Fair Value of Financial Instruments and Fair Value Measurements (Continued)

        Other Real Estate Owned (OREO)—Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurring Level 3. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the other real estate owned as nonrecurring Level 3.

        The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy. There were no liabilities measured at fair value on a recurring basis for September 30, 2013 or December 31, 2012:

	September 30, 2013
	Total	Level 1	Level 2	Level 3
Government-sponsored enterprises	$12,284,110	$—	$12,284,110	$—
Mortgage-backed securities	11,501,942	—	11,501,942	—
State and local government	99,189	—	99,189	—

Total	$23,885,241	$—	$23,885,241	$—

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Government-sponsored enterprises	$12,161,260	$—	$12,161,260	$—
Mortgage-backed securities	12,862,119	—	12,862,119	—

Total	$25,023,379	$—	$25,023,379	$—

        Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following tables present the assets carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) which are measured on a nonrecurring basis. Additionally, there were no liabilities measured at fair value on a nonrecurring basis for September 30, 2013 or December 31, 2012.

	September 30, 2013
	Total	Level 1	Level 2	Level 3
Impaired loans	$917,351	$—	$917,351	$—
Other real estate owned	126,641	—	126,641	—

Total	$1,043,992	$—	$1,043,992	$—

Notes to Consolidated Financial Statements (unaudited) (Continued)

Note 6.—Fair Value of Financial Instruments and Fair Value Measurements (Continued)

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Impaired loans	$1,221,978	$—	$1,221,978	$—
Other real estate owned	62,359	—	62,359	—

Total	$1,284,337	$—	$1,284,337	$—

Note 7—Subsequent Events

        Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events other than disclosed above occurred requiring accrual or disclosure.

 APPENDIX A

AGREEMENT AND PLAN OF MERGER

By And Between

FIRST COMMUNITY CORPORATION

SRMS, INC.

and

SAVANNAH RIVER FINANCIAL CORPORATION

Dated as of

August 13, 2013

A-i

A-ii

A-iii

 LIST OF EXHIBITS

Exhibit	Description
A	Form of Bank Agreement of Merger
B	Officer Service Agreements
B-1	Form of J. Randolph Potter Retention Agreement
B-2	Form of J. Randolph Potter Consulting Agreement
B-3	Form of Jeff P. Spears Employment Agreement
B-4	Form of Joe E. Lewis Employment Agreement
B-5	Form of Philip R. Wahl, II Employment Agreement
B-6	Form of Gerry L. Owen Retention Agreement
B-7	Form of Gerry L. Owen Non-Compete Agreement
B-8	Form of Gerry L. Owen Consulting Agreement
C	Form of Warrant Cash-Out Agreement
D	Form of Stock Option Cash-Out Agreement
E	Form of Non-Compete Agreement
F	Form of Support Agreement
G	Form of Claims Letter

A-iv

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of August 13, 2013, is by and between First Community Corporation, a South Carolina corporation ("Buyer"), SRMS, Inc. ("Merger Sub"), a Georgia corporation and wholly-owned subsidiary of Buyer, and Savannah River Financial Corporation, a Georgia corporation ("Seller"). Except as otherwise set forth herein, capitalized and certain other terms used herein shall have the meanings set forth in Section 10.1 of this Agreement.

RECITALS

        WHEREAS, the respective Boards of Directors of Buyer, Merger Sub, and Seller have determined that it is in the best interests of their respective companies and shareholders for Buyer to acquire Seller pursuant to the terms of this Agreement and have unanimously approved the merger of Merger Sub with and into Seller, with Seller being the surviving entity (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of Seller Common Stock will be converted into the right to receive the Merger Consideration from Buyer;

        WHEREAS, the Board of Directors of Seller has recommended that Seller's shareholders approve this Agreement and the transactions contemplated hereby;

        WHEREAS, the Board of Directors of Buyer has recommended that Buyer's shareholders approve the issuance of shares of Buyer Common Stock in the Merger;

        WHEREAS, Buyer, Merger Sub, and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

        NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration and the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

        1.1    Merger.

        Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into Seller pursuant to and with the effect provided in Section 14-2-1106 of the GBCC, and Seller shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Georgia. As of the Effective Time, the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Seller and Merger Sub.

        1.2    Time and Place of Closing.

        The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. Eastern Time on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

        1.3    Effective Time.

        The Merger shall become effective on the date and time the Articles of Merger (the "Articles of Merger") reflecting the Merger shall be filed and become effective with the Secretary of State of the State of Georgia (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within five business days of the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Seller approve this Agreement to the extent such approval is required by applicable Law, (iii) the date on which the shareholders of Buyer approve the Buyer Share Issuance to the extent such approval is required by applicable Law, and (iv) 12:01 a.m. on January 1, 2014.

        1.4    Restructure of Transactions.

        Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement by merging Seller directly with and into Buyer, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock, Seller Warrants, or Seller Options are entitled to receive under this Agreement, (ii) would unreasonably impede or delay consummation of the Merger, or (iii) imposes any less favorable terms or conditions on Bank or Seller. Buyer may request such consent by giving written notice to Seller in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of a proposed amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and the addition of such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

        1.5    Bank Merger and Second Step Merger.

        (a)   Concurrently with or as soon as practicable after the execution and delivery of this Agreement, First Community Bank ("First Community"), a wholly owned subsidiary of Buyer, and the Bank, a wholly owned subsidiary of Seller, shall enter into the Bank Agreement of Merger, in the form attached hereto as Exhibit A, with such changes thereto as the Buyer may reasonably request, pursuant to which the Bank will merge with and into First Community (the "Bank Merger"). The Bank Agreement of Merger shall provide that the directors of First Community as the surviving entity of the Bank Merger shall be (a) all the directors of First Community serving immediately prior to the Bank Merger, and (b) three additional persons who shall become directors of First Community who shall be the same persons appointed as directors of Buyer pursuant to Section 2.3. The Parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

        (b)   On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the GBCC and the SCBCA, Buyer shall cause the Surviving Corporation to be merged with and into Buyer, with Buyer being the surviving entity in the merger (the "Second Step Merger"). Buyer shall continue its existence under the Laws of the State of South Carolina, and the separate corporate existence of the Surviving Corporation shall cease as of the effective time of the Second Step Merger. In furtherance of the foregoing, Buyer shall cause articles of merger relating to the Second Step Merger to be filed with the South Carolina Secretary of State, and the Second Step Merger shall become effective as of the date and time specified in the articles of merger.

ARTICLE 2
TERMS OF MERGER

        2.1    Articles of Incorporation.

        The Articles of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

        2.2    Bylaws.

        The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

        2.3    Directors and Officers.

        (a)   The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. Prior to the Effective Time, Buyer shall take all action necessary, including but not limited to the amendment of Buyer's Bylaws, to appoint J. Randolph Potter as a Class I director, Paul S. Simon as a Class II director, and E. Leland Reynolds as a Class III director of the Board of Directors of Buyer, to be effective as of 12:01 a.m. on the next business day following the Effective Time, and to cause Mssrs. Potter, Simon, and Reynolds to be nominated as a management nominee for election by the shareholders to the Board of Directors of Buyer at the next annual meeting of shareholders of Buyer following their appointment to the Board of Directors of Buyer. The officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

        (b)   It is anticipated that the directors of the Bank in office immediately prior to the Effective Time, shall serve as First Community's Aiken-Augusta Advisory Board and shall be entitled to receive a fee of $200 for each advisory board meeting attended.

ARTICLE 3
MANNER OF CONVERTING SHARES

        3.1    Effect on Merger Sub Common Stock and Seller Common Stock.

        (a)   At the Effective Time, in each case subject to Sections 3.1(d) and 3.2, by virtue of the Merger and without any action on the part of the Parties, the following shall occur:

            (i)  each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into an outstanding share of Surviving Corporation common stock; and

           (ii)  each share of Seller Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock held by either Party or any Subsidiary of either Party (in each case other than shares of Seller Common Stock held on behalf of third parties or held by any Buyer Entity or Seller Entity as a result of debts previously contracted) or shares of Seller Common Stock that are owned by Seller shareholders properly exercising their dissenters' rights pursuant to Sections 14-2-1301 through 14-2-1332 of the GBCC (the "Dissenter Shares")) shall be converted into the right to receive one of the following: (i) cash in the amount of $11.00 less any applicable withholding Taxes (the "Cash Consideration"); (ii) a number of shares of Buyer Common Stock equal to the Exchange Ratio (the "Stock Consideration"); or (iii) a combination of the Cash Consideration and Stock Consideration in such proportions as requested by a Seller shareholder, to the extent available after the proration of the total Merger Consideration to 60% Cash Consideration and 40% Stock Consideration (the "Mixed Consideration") (items (i), (ii), or (iii) referred to herein individually as the "Per Share Purchase Price" and collectively as the "Merger Consideration"). The "Exchange Ratio" shall be 1.0618 if the Final Buyer Stock Price is at or above $10.36. If the Final Buyer Stock Price is at or below $8.48, then the Exchange Ratio shall be 1.2972. If the Final Buyer Stock Price is above $8.48 but below $10.36, then the Exchange Ratio shall be equal to $11.00 divided by the Final Buyer Stock Price.

        (b)   At the Effective Time, all shares of Seller Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (the "Certificates") shall thereafter represent only the right to receive the Per Share Purchase Price and any Dissenter Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 3.9.

        (c)   If, prior to the Effective Time, the outstanding shares of Seller Common Stock, Seller Warrants, or Seller Options, or the outstanding shares of Buyer Common Stock or any rights with respect to Buyer Common Stock pursuant to stock options granted by the Buyer (the "Buyer Options") shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price. For the avoidance of doubt, no such adjustment shall be made as a result of Buyer's Dividend Reinvestment Plan.

        (d)   Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Seller Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefore, and shall cease to exist (the "Excluded Shares").

        3.2    Election and Proration Procedures.

        (a)   As promptly as practicable after the Effective Time, but in any event no later than seven business days after the Effective Time, an election form (an "Election Form"), together with the transmittal materials described in Section 3.3 below, shall be mailed to each holder of Seller Common Stock of record at the Effective Time by the exchange agent selected by Buyer and reasonably acceptable to Seller (the "Exchange Agent"). Seller shall provide all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein.

        (b)   Each Election Form shall entitle the holder of Seller Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock Consideration for all of such holder's shares (a "Stock Election"), (ii) the Cash Consideration for all of such holder's shares (a "Cash Election"), (iii) the Mixed Consideration for all of such holder's shares (a "Mixed Election"), or (iv) make no election (a "Non-Election"). Holders of record of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacity (a "Holder Representative") may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of Seller Common Stock held by that Holder Representative for a particular beneficial owner. The shares of Seller Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares" and the aggregate number thereof is referred to herein as the "Stock Election Number." The shares of Seller Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares" and the aggregate number thereof is referred to as the "Cash Election Number". Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as "Non-Election Shares." For the avoidance of doubt, any holder of Dissenter Shares shall not be deemed to have made a Stock Election, Cash Election, or Mixed Election with respect to such Dissenter Shares, and such Dissenter Shares shall not be deemed Stock Election shares, Cash Election Shares, or Non-Election Shares.

        (c)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., local time on such date as the Parties may mutually agree (the "Election Deadline"), but in no event shall be later than 30 calendar days following the Effective Time. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by the Buyer, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. For the holders of Seller Common Stock who make a Non-Election, subject to Section 3.2(e), the Exchange Agent shall have the authority to determine the type of consideration constituting the Per Share Purchase Price to be exchanged for the Non-Election Shares. Any Seller shareholder may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Seller shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. All elections shall be revoked automatically if the Exchange Agent is notified in writing by either party that this Agreement has been terminated pursuant to the applicable Section of Article 9 of this Agreement. If a Seller shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Seller Common Stock held by such Seller shareholder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

        (d)   The number of shares of Seller Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 60% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Cash Limit") and the number of shares of Seller Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 40% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Stock Limit"). For the avoidance of doubt, the Dissenter Shares shall not be included in the calculation of the Aggregate Cash Limit.

        (e)   Within ten business days after the later to occur of the Election Deadline or the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Per Share Purchase Price and to distribute such as follows:

            (i)  if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Cash Consideration for those Stock Election Shares which were not converted into the right to receive Stock Election Shares as a result of the Stock Election Number exceeding the Aggregate Stock Limit;

           (ii)  if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each Cash Election Share shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the

  Cash Election Number and (B) the Stock Consideration for those Cash Election Shares which were not converted into the right to receive Cash Consideration as a result of the Cash Election Number exceeding the Aggregate Cash Limit; and

          (iii)  if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or the Stock Consideration such that the aggregate number of shares of Seller Common Stock entitled to receive the Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of shares of Seller Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.

        3.3    Exchange Procedures.

        (a)   Promptly after the Effective Time, Buyer shall deposit with the Exchange Agent, for exchange in accordance with this Section 3.3, the Merger Consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Buyer Common Stock to which holders of Seller Common Stock may be entitled pursuant to Section 3.8 (collectively, the "Exchange Fund"). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 3.8), Buyer shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Buyer Common Stock out of the Exchange Fund. Except as contemplated by this Section 3.3 and Section 3.9, the Exchange Fund will not be used for any other purpose.

        (b)   Unless different timing is agreed to by Buyer and Seller, as soon as reasonably practicable after the Effective Time, but in any event no more than seven business days after the Effective Time, Buyer shall cause the Exchange Agent to mail to the former shareholders of Seller appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates or other instruments theretofore representing shares of Seller Common Stock shall pass, only upon proper delivery of such certificates or other instruments to the Exchange Agent). In the event of a transfer of ownership of shares of Seller Common Stock represented by one or more certificates that are not registered in the transfer records of Seller, the Per Share Purchase Price payable for such shares as provided in Sections 3.1 and 3.2 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any certificate representing Seller Common Stock certificate shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, mutilated, or destroyed and the posting by such person of a bond in such amount as Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Per Share Purchase Price as provided for in Sections 3.1 and 3.2. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Per Share Purchase Price as provided in Sections 3.1 and 3.2. Buyer or its Exchange Agent will maintain a book entry list of Buyer Common Stock to which each former holder of Seller Common Stock is entitled. Certificates evidencing Buyer Common Stock into which Seller Common Stock has been converted will not be issued.

        (c)   Unless different timing is agreed to by Buyer and Seller, after the Effective Time, each holder of shares of Seller Common Stock (other than Excluded Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Sections 3.1 and 3.2, without interest, pursuant to this Section 3.3. The certificate or certificates of Seller Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 3.3. Similarly, no dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Certificates until such Certificate or Certificates (or affidavit of loss in lieu thereof as provided in Section 3.3(b)) are surrendered for exchange as provided in this Section 3.3. Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Seller Entity, nor the Exchange Agent shall be liable to any holder of Seller Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

        (d)   Each of Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock, Seller Warrants, and Seller Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. To the extent that any amounts are so withheld by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock, as applicable in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.

        (e)   Any portion of the Merger Consideration and cash delivered to the Exchange Agent by Buyer pursuant to Section 3.3(a) that remains unclaimed by the holder of shares of Seller Common Stock for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any holder of shares of Seller Common Stock who have not theretofore complied with Section 3.3(c) shall thereafter look only to Buyer for the consideration deliverable in respect of each share of Seller Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Seller Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Certificates, Buyer and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (f)    Adoption of this Agreement by the shareholders of Seller shall constitute ratification of the appointment of the Exchange Agent.

        3.4    Effect on Buyer Common Stock.

        At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Buyer and shall not be affected by the Merger.

        3.5    Seller Warrants.

        (a)   At the Effective Time, all rights with respect to Seller Common Stock pursuant to warrants issued by the Seller (the "Seller Warrants"), which are outstanding and not cancelled at the Effective Time, shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Seller Warrant in accordance with the terms of the applicable Seller warrant agreement by which it is evidenced (the "Converted Warrants"); provided, however, that prior to the Effective Time each holder of Seller Warrants may agree to cancel, immediately prior to the Effective Time, any Seller Warrants held by such Person as of the date hereof, in exchange for a cash payment at Closing equal to the product obtained by multiplying (1) the number of shares of Seller Common Stock underlying such Person's Seller Warrants, by (2) $1.00 (the Cash Consideration less the exercise price per share under such Seller Warrant), by entering into a Warrant Cash-Out Agreement in the form of Exhibit C prior to the Effective Time. From and after the Effective Time, (i) each Seller Warrant that is not subject to a Warrant Cash-Out Agreement shall be assumed by Buyer and may be exercised after the Effective Time solely for shares of Buyer Common Stock; (ii) the number of shares of Buyer Common Stock subject to the Converted Warrants shall be equal to the product of the number of shares of Seller Common Stock subject to such Seller Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio; provided, that any fractional shares of Buyer Common Stock subject to the Converted Warrants shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price less the exercise price of such Converted Warrant, and (iii) the per share exercise price under each such Seller Warrant shall be adjusted by dividing the per share exercise price under each such Seller Warrant by the Exchange Ratio and rounding down to the nearest cent.

        (b)   Seller's Board of Directors and its compensation committee shall not make any grants of Seller Warrants following the execution of this Agreement.

        (c)   Seller's Board of Directors or its compensation committee shall make such adjustments and amendments to or make such determinations with respect to the Seller Warrants necessary to effect the foregoing provisions of this Section 3.5.

        3.6    Seller Options.

        (a)   At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options granted by Seller (the "Seller Options"), which are outstanding and not cancelled at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Seller Option in accordance with the terms of the applicable Seller option plan and the stock option agreement by which it is evidenced (the "Converted Options"); provided, however, that each holder of Seller Options may agree to cancel, immediately prior to the Effective Time, any Seller Options held by such Person as of the date hereof, in exchange for a cash payment at Closing equal to the product obtained by multiplying (1) the number of shares of Seller Common Stock underlying such Person's Seller Options, by (2) the Cash Consideration less the exercise price per share under such Seller Options, by entering into an Option Cash-Out Agreement in the form of Exhibit D prior to the Effective Time. From and after the Effective Time, (i) each Seller Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock, (ii) the number of shares of Buyer Common Stock subject to each Seller Option shall be equal to the product of the number of shares of Seller Common Stock subject to such Seller Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided, that any fractional shares of Buyer

Common Stock subject to the Converted Options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price less the exercise price of such Converted Option, and (iii) the per share exercise price under each such Seller Option shall be adjusted by dividing the per share exercise price under each such Seller Option by the Exchange Ratio and rounding down to the nearest cent.

        (b)   Seller's Board of Directors and its compensation committee shall not make any grants of Seller Options following the execution of this Agreement.

        (c)   Seller's Board of Directors or its compensation committee shall make such adjustments and amendments to or make such determinations with respect to the Seller Options necessary to effect the foregoing provisions of this Section 3.6.

        3.7    Rights of Former Seller Shareholders.

        At the Effective Time, the stock transfer books of Seller shall be closed as to holders of Seller Common Stock and no transfer of Seller Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate theretofore representing shares of Seller Common Stock (other than certificates representing Excluded Shares and Dissenter Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Purchase Price, without interest, as provided in Article 3.

        3.8    Fractional Shares.

        Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

        3.9    Dissenting Shareholders.

        Any holder of shares of Seller Common Stock who perfects such holder's dissenters' rights in accordance with and as contemplated by Sections 14-2-1301 through 14-2-1332 of the GBCC shall be entitled to receive from the Surviving Corporation, in lieu of the Per Share Purchase Price, the value of such shares as to which dissenters' rights have been perfected in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such Law, and surrendered to Seller the certificate or certificates representing the shares for which payment is being made. In the event that, after the Effective Time, a dissenting shareholder of Seller fails to perfect, or effectively withdraws or loses such holder's right to appraisal of and payment for such holder's Dissenter Shares, Buyer or the Surviving Corporation shall deliver to such holder of shares of Seller Common Stock the Cash Consideration (without interest) in respect of such shares upon surrender by such holder of the certificate or certificates representing such shares of Seller Common Stock held by such holder.

 ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Buyer and Merger Sub, except as set forth on the Seller Disclosure Memorandum with respect to each such Section below, as follows:

        4.1    Organization, Standing, and Power.

        Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "BHCA"). The Bank is a South Carolina state bank, duly organized, validly existing and in good standing under the laws of the State of South Carolina. Each of Seller and the Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Seller and the Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for each of Seller and the Bank have been made available to Buyer for its review and, except as disclosed in Section 4.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective Board of Directors (including any committees of the Board of Directors) and shareholders thereof. The Bank is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Bank are insured up to applicable limits by the FDIC's Deposit Insurance Fund.

        4.2    Authority of Seller; No Breach by Agreement.

        (a)   Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, including any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by Seller's shareholders in accordance with this Agreement and the GBCC, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of Seller, subject to the approval of this Agreement by the holders of majority of the outstanding shares of Seller Common Stock, which is the only Seller shareholder vote required for approval of this Agreement and consummation of the Merger (the "Requisite Seller Shareholder Vote"). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by such Requisite Seller Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller and the Bank of the transactions contemplated hereby, nor compliance by Seller and the Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller's Articles of Incorporation or Bylaws or the articles of incorporation or bylaws of any Seller Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 4.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

        (c)   Except for (a) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve, the FDIC, the Georgia Department of Banking and Finance, and the State of South Carolina Board of Financial Institutions, (b) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices, (c) the filing with the SEC of a registration statement on Form S-4 (the "Registration Statement") in which proxy statements relating to the Seller Shareholders' Meeting and the Buyer Shareholders' Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the "Joint Proxy Statement/Prospectus") will be included, and declaration of effectiveness of the Registration Statement, (d) the filing of the Articles of Merger with the Secretary of State of the State of Georgia, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of The Nasdaq Stock Market, or that are required under consumer finance, mortgage banking and other similar laws, and (f) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Seller of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Seller of this Agreement.

        4.3    Capital Stock.

        (a)   The authorized capital stock of Seller consists of 20,000,000 shares of Seller Common Stock, of which 3,000,400 shares are issued and outstanding as of the date of this Agreement, and, assuming that all of the issued and outstanding Seller Warrants and Seller Options had been exercised, not more than an additional 563,000 shares would be issued and outstanding at the Effective Time, and 20,000,000 shares of Seller preferred stock, of which no shares are issued and outstanding as of the date of this Agreement. If the Seller Warrants were exercised as of the date of this Agreement, 300,000 shares of Seller Common Stock would be issued and the exercise price in each case would have been $10.00 per share. If the Seller Options were exercised as of the date of this Agreement, 263,000 shares of Seller Common Stock would be issued at a per share weighted average exercise price of $9.97. All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller.

        (b)   Except for the 563,000 shares of Seller Common Stock reserved for issuance pursuant to outstanding Seller Warrants and Seller Options, each as disclosed in Section 4.3 of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of Seller reserved for issuance and no outstanding Rights relating to the capital stock of Seller.

        (c)   Except as specifically set forth in this Section 4.3, there are no shares of Seller capital stock or other equity securities of Seller outstanding and there are no outstanding Rights with respect to any

Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of Seller.

        4.4    Seller Subsidiaries.

        Seller has no Subsidiaries except the Bank, and Seller owns all of the equity interests in the Bank. No capital stock (or other equity interest) of the Bank is or may become required to be issued (other than to another Seller Entity) by reason of any Rights, and there are no Contracts by which the Bank is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of the Bank (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of the Bank. All of the shares of capital stock (or other equity interests) of the Bank are fully paid and nonassessable and are owned directly or indirectly by Seller free and clear of any Lien. The Bank is a South Carolina state bank duly organized, validly existing, and in good standing under the Laws of South Carolina, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. The Bank is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute books and other organizational documents for the Bank have been made available to Buyer for its review, and, except as disclosed in Section 4.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the board of directors and shareholders thereof.

        4.5    Securities Offerings; Financial Statements.

        (a)   Each offering or sale of securities by Seller (i) was made pursuant to a valid exemption from registration under the Securities Act, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late "blue sky" filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading.

        (b)   Each of the Seller Financial Statements (including, in each case, any related notes) was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), fairly presented the consolidated financial position of Seller and the Bank as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

        (c)   Seller's independent public accountants, which have expressed their opinion with respect to the Seller Financial Statements of Seller and its Subsidiaries (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), and (y) "independent" with respect to Seller within the meaning of Regulation S-X. Seller's independent public accountants have audited Seller's year-end financial statements, and have reviewed Seller's interim financial statements, that are included in the Seller Financial Statements. Section 4.5(c)

of the Seller Disclosure Memorandum lists all non-audit services performed by Seller's independent public accountants for Seller or the Bank.

        4.6    Absence of Undisclosed Liabilities.

        No Seller Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of Seller as of June 30, 2013, included in the Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the Seller Disclosure Memorandum lists, and Seller has attached and delivered to Buyer copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c)(2) of Regulation S-K of the Exchange Act) effected by Seller or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 4.6 of the Seller Disclosure Memorandum or as reflected on Seller's balance sheet at June 30, 2013, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000. Except (x) as reflected in Seller's balance sheet at June 30, 2013 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2013 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

        4.7    Absence of Certain Changes or Events.

        Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, (ii) none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Seller provided in this Agreement, and (iii) since December 31, 2012, the Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice. Section 4.7 of the Seller Disclosure Memorandum sets forth attorneys' fees, investment banking fees, accounting fees and other costs or fees of Seller and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Effective Time in connection with the merger transaction contemplated by this Agreement.

        4.8    Tax Matters.

        (a)   All Seller Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Seller Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

        (b)   None of the Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the Seller which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

        (c)   Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

        (d)   The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

        (e)   Except as described in Section 4.8(e) of the Seller Disclosure Memorandum, none of the Seller Entities is a party to any Tax allocation or sharing agreement and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

        (f)    During the five-year period ending on the date hereof, none of the Seller Entities was a "distributing corporation" or a "controlled corporation" as defined in, and in a transaction intended to be governed by Section 355 of the Code.

        (g)   Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, none of the Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of Seller that will be required under applicable tax law to be reported by Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Any net operating losses of the Seller Entities disclosed in Section 4.8(g) of the Seller Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

        (h)   Each of the Seller Entities is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

        (i)    No Seller Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

        (j)    No property owned by any Seller Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

        (k)   No Seller Entity has any "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

        (l)    Seller has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

        (m)  No Seller Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

        (n)   Seller has made available to Buyer complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Seller Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Seller Entities.

        (o)   No Seller Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Seller Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Seller Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. No Seller Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

        For purposes of this Section 4.8, any reference to the Seller or any Seller Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Seller or a Seller Entity.

        4.9    Allowance for Possible Loan Losses; Loan and Investment Portfolios, etc.

        (a)   The Seller's allowance for possible loan, lease, securities, or credit losses (the "Allowance") shown on the balance sheets of Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of Seller included in the Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the Seller Entities as of the dates thereof. The Seller Financial Statements fairly present the values of all loans, leases, securities, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

        (b)   As of the date hereof, all loans, discounts and leases (in which any Seller Entity is lessor) reflected on Seller's Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness and (c) to the extent secured, have been secured, to the Knowledge of Seller, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of June 30, 2013 and on a monthly basis thereafter, and of the investment portfolios of each Seller Entity as of such date, have been and will be made available to Buyer concurrently with the Seller Disclosure Memorandum. Except as specifically set forth in Section 4.9(b) of the Seller Disclosure Memorandum, neither Seller nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to Seller's Knowledge, otherwise in material default for more than 30 days, (iii) classified as "substandard," "doubtful," "loss," "other assets especially mentioned" or any comparable classification by Seller or by any applicable Regulatory Authority or Reserve, (iv) an obligation of any director, executive officer or 10% shareholder of any Seller Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in violation of any Law.

        (c)   All securities held by Seller or Bank, as reflected in the consolidated balance sheets of Seller included in the Seller Financial Statements, are carried in accordance with GAAP, specifically including Accounting Standards Codification Topic 320, Investments—Debt and Equity Securities. Except as disclosed in Section 4.9(c) of the Seller Disclosure Memorandum and except for pledges to secure public and trust deposits and Federal Home Loan Bank advances, to the Seller's Knowledge, none of the securities reflected in the Seller Financial Statements as of December 31, 2012, and none of the securities since acquired by Seller or Bank is subject to any restriction, whether contractual or statutory, which impairs the ability of Seller or Bank to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.

        (d)   All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Seller's own account, or for the account of Bank or its customers (all of which were disclosed in Section 4.9(d) of the Seller Disclosure Memorandum), were entered into (a) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable laws, rules, regulations and regulatory policies, and (b) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Seller or Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither Seller nor Bank, nor to the Seller's Knowledge, any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

        4.10    Assets.

        (a)   To Seller's Knowledge, except as disclosed in Section 4.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in the Seller Financial Statements delivered prior to the date of this Agreement, the Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to Seller's Knowledge, all tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller's past practices.

        (b)   All Assets which are material to Seller's business, held under leases or subleases by any of the Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

        (c)   The Seller Entities currently maintain insurance, including bankers' blanket bonds, with insurers of recognized financial responsibility, similar in amounts, scope, and coverage to that maintained by other peer organizations. None of the Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Seller Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Seller Entity will not be covered by such insurance or bond. There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amounts have been given by any Seller Entity under such policies. Seller has made no claims, and no claims are contemplated to be made, under its directors' and officers' errors and omissions or other insurance or bankers' blanket bond.

        (d)   The Assets of the Seller Entities include all Assets required by Seller Entities to operate the business of the Seller Entities as presently conducted. All real and personal property which is material to the business of Seller or Seller Bank that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the Transactions. All improved real property owned or leased by Seller or Seller Bank is in material compliance with all applicable laws, including zoning laws and the Americans with Disabilities Act of 1990.

        4.11    Intellectual Property.

        Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity's business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. To Seller's Knowledge, no Seller Entity is in Default under any of its Intellectual Property licenses. To Seller's Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold, or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To Seller's Knowledge, the conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Seller does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and to Seller's Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. To Seller's Knowledge, no officer, director, or employee of any Seller Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Seller Entity.

        4.12    Environmental Matters.

        (a)   Seller has delivered, or caused to be delivered or made available to Buyer, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Seller Entity relating to its Participating Facilities and Operating Properties. To Seller's Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by Seller or Bank.

        (b)   To Seller's Knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

        (c)   There is no Litigation pending, or to Seller's Knowledge, no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

        (d)   During the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, to Seller's Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property. During and prior to the period of (i) Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

        4.13    Compliance with Laws.

        (a)   Seller is a bank holding company duly registered and in good standing as such with the Federal Reserve. Bank is a state chartered bank in good standing with the South Carolina State Board of Financial Institutions.

        (b)   Compliance with Permits, Laws and Orders.

            (i)  Each of the Seller Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

           (ii)  None of the Seller Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

          (iii)  None of the Seller Entities has received any notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring Seller or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

          (iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Seller or any of its Subsidiaries, (B) are no notices or correspondence received by Seller with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to Seller's or any of Seller's Subsidiaries' business, operations, policies, or procedures since its inception, and (C) is not any pending or, to Seller's Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

           (v)  None of the Seller Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

          (vi)  Each Seller Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Seller Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

        4.14    Labor Relations.

        (a)   No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to Seller's relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes in the past five years. To Seller's Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Except as disclosed in Section 4.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability, or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 4.14 of the Seller Disclosure Memorandum.

        (b)   To Seller's Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

        (c)   No Seller Entity has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Seller Entity; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any Seller Entity; and no Seller Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Seller Entity's employees has suffered an "employment loss" (as defined in the WARN Act) since six months prior to the Closing Date.

        (d)   Section 4.14 of the Seller Disclosure Memorandum contains a list of all independent contractors of each Seller Entity (separately listed by Seller Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any Seller Entity under any applicable Law.

        4.15    Employee Benefit Plans.

        (a)   Seller has disclosed in Section 4.15(a) of the Seller Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Seller Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a "Seller Benefit Plan," and collectively, the "Seller Benefit Plans") and (ii) a list of each Employee Benefit Plan that is not identified in (i) above and in connection with which any Seller Entity or any ERISA Affiliate thereof has or reasonably could have any obligation or Liability. Any of the Seller Benefit Plans which is an "employee pension benefit plan," as that term is defined in ERISA Section 3(2), is referred to herein as a "Seller ERISA Plan." Each Seller ERISA Plan which is also a "defined benefit plan" (as defined in Code Section 414(j)) is referred to herein as a "Seller Pension Plan," and is identified as such in Section 4.15 of the Seller Disclosure Memorandum.

        (b)   Seller has delivered or made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service ("IRS"), the United States Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

        (c)   Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the Seller ERISA Plan has been adopted and Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Seller has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

        (d)   To the Seller's Knowledge, there has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To Seller's Knowledge, neither Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Seller or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To Seller's Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Seller Benefit Plan.

        (e)   All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

        (f)    To the Seller's Knowledge, no "party in interest" (as defined in ERISA Section 3(14)) or "disqualified person" (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt "prohibited transaction" (described in Code Section 4975(c) or ERISA Section 406).

        (g)   No Seller Entity nor any of its ERISA Affiliates has, or ever has had, or has, or over had, any obligation or Liability in connection with, a Seller Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA.

        (h)   No Liability under Title IV of ERISA has been or is expected to be incurred by any Seller Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any Seller Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other plan.

        (h)   Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, or required under Part 6 of ERISA or Code Section 4980B, no Seller Entity has any Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the Seller Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Seller Entity to amend or terminate any and all such retiree or post-termination of employment or services health or benefit plans or arrangements without incurring any Liability. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

        (i)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Seller Entity or the rights of any Seller Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Seller Entity, or change any rights or obligations of any Seller Entity with respect to such insurance.

        (j)    The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller Financial Statements to the extent required by and in accordance with GAAP.

        (k)   All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan.

        (l)    Neither the Seller nor any of its ERISA Affiliates has had an "obligation to contribute" (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

        (m)  Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as Seller presently holds. Each Seller Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

        (o)   Other than employment agreements with executive officers provided to the Buyer that expire on December 31, 2012, no Seller Benefit Plan, or other plan or arrangement, is subject to any requirement of Section 409A(a)(2), (3), or (4) of the Code.

        4.16    Material Contracts.

        (a)   Except as disclosed in Section 4.16 of the Seller Disclosure Memorandum or otherwise reflected in the Seller Financial Statements, none of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Seller's business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller's business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by Seller as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if the Seller were subject to such reporting requirements (together with all Contracts referred to in Sections 4.11 and 4.15(a), the "Seller Contracts").

        (b)   With respect to each Seller Contract and except as disclosed in Section 4.16(b) of the Seller Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Seller Entity is in Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to Seller's Knowledge, in Default in any respect or has repudiated or waived each material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Seller Disclosure Memorandum lists every consent required by any Contract involving an amount in excess of $100,000. All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Seller Disclosure Memorandum.

        4.17    Privacy of Customer Information.

        (a)   Each Seller Entity is the sole owner of all individually identifiable personal information relating to identifiable or identified natural person ("IIPI") relating to customers, former customers, and prospective customers that will be transferred to Buyer and the Buyer Entities pursuant to this Agreement.

        (b)   Each Seller Entity's collection and use of such IIPI the transfer of such IIPI to Buyer and the Buyer Entities, and the use of such IIPI by the Buyer Entities as contemplated by this Agreement, complies with Seller's privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Seller Entity Contract and industry standards relating to privacy.

        4.18    Legal Proceedings.

        Except as disclosed in Section 4.18 of the Seller Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened (or unasserted but considered probable of assertion) against any Seller Entity, or to Seller's Knowledge, against any director, officer, employee, or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Seller Entity. No claim for indemnity has been made or, to Seller's Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Seller Entity and to Seller's knowledge, no basis for any such claim exists.

        4.19    Reports.

        Except as disclosed in Section 4.19 of Seller Disclosure Memorandum, since Seller's inception, each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.19, Seller Entities may have made immaterial late filings.

        4.20    Books and Records.

        Seller and each Seller Entity maintain accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management's authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Seller and to maintain accountability for Seller's consolidated Assets; (c) access to Seller's Assets is permitted only in accordance with management's authorization; (d) the reporting of Seller's Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

        4.21    Loans to, and Transactions with, Executive Officers and Directors.

        Seller has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Seller, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 4.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by Seller to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if Seller were subject to such Section. Except as disclosed in 4.21 of the Seller Disclosure Memorandum, no director or executive officer of Seller or Bank, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Seller or the Bank.

        4.22    Regulatory Matters.

        No Seller Entity or, to Seller's Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). No Seller Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Seller Disclosure Memorandum, a "Seller Regulatory Agreement"), nor to Seller's Knowledge, are there any pending or threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Seller Regulatory Agreement.

        4.23    State Takeover Laws.

        Each Seller Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws, (collectively, "Takeover Laws").

        4.24    Brokers and Finders; Opinion of Financial Advisor.

        Except for Seller Financial Advisor, neither Seller nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder's or other such fees in connection with this Agreement or the transactions contemplated hereby. Seller has received the written opinion of the Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to Buyer.

        4.25    Board Recommendation.

        The Seller's Board, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of the Seller's shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of Seller's shareholders at which this Agreement, the Merger, and the related transactions shall be submitted to the holders of the shares of Seller Common Stock for approval.

        4.26    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by the Seller Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to Seller's and Buyer's shareholders in connection with Seller's and Buyer's Shareholders' Meetings, and any other documents to be filed by any Seller Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the any Joint Proxy Statement/Prospectus, when first mailed to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller's Shareholders' Meeting.

        (c)   All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

        4.27    Delivery of Seller Disclosure Memorandum.

        Seller has delivered to Buyer a complete Seller Disclosure Memorandum.

 ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

        Buyer and Merger Sub hereby represent and warrant to Seller as follows:

        5.1    Organization, Standing, and Power.

        Each of Buyer and Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of its state of incorporation, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Buyer and Merger Sub is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

        5.2    Authority; No Breach by Agreement.

        (a)   Each of Buyer and Merger Sub has the corporate power and authority necessary to execute and deliver this Agreement and, subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and the approval by Buyer's shareholders of the Buyer Share Issuance with respect to the Merger, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger and the Buyer Share Issuance, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of Buyer and Merger Sub, subject to the approval of the Buyer Share Issuance by the holders of a majority of the total votes cast on the proposal, which is the only Buyer shareholder vote required for approval of the Buyer Share Issuance (the "Requisite Buyer Shareholder Vote") (recognizing that a shareholder vote regarding certain payments made in connection with the Merger may be required, but the outcome of any such vote would be non-binding). This Agreement has been approved by Buyer as the sole shareholder of Merger Sub. Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by such Requisite Buyer Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of each of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by Buyer or Merger Sub, nor the consummation by Buyer or Merger Sub of the transactions contemplated hereby, nor compliance by Buyer or Merger Sub with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer's or Merger Sub's Articles of Incorporation or Bylaws, or (ii) result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.

        (c)   Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse

Effect, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by Buyer or Merger Sub of the Merger and the other transactions contemplated in this Agreement.

        5.3    Exchange Act Filings; Financial Statements.

        (a)   Buyer has timely filed and made available to Seller all Exchange Act Documents required to be filed by Buyer since December 31, 2012 (together with all such Exchange Act Documents filed, whether or not required to be filed, the "Buyer Exchange Act Reports"). The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. No Buyer Subsidiary is required to file any Exchange Act Documents.

        (b)   Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The Buyer Financial Statements are certified to the extent required by the Sarbanes-Oxley Act.

        (c)   Buyer's independent public accountants, which have expressed their opinion with respect to the Financial Statements of Buyer included in Buyer's Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) "independent" with respect to Seller within the meaning of Regulation S-X and, (z) with respect to Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.

        (d)   Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Buyer is made known on a timely basis to the individuals responsible for the preparation of Buyer's Exchange Act Documents.

        5.4    Reports.

        Since January 1, 2010, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective date, each such report, statement and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        5.5    Brokers and Finders.

        Except for Buyer Financial Advisor, neither Buyer nor its Subsidiaries nor any of their respective officers, directors, employees, or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finder's fees in connection with this Agreement or the transactions contemplated hereby.

        5.6    Certain Actions.

        No Buyer Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

        5.7    Available Consideration.

        Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it to satisfy its payment obligations under this Agreement.

        5.8    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to Seller pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by the Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be mailed to Seller's shareholders in connection with the Seller's Shareholders' Meeting, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Registration Statement, when first mailed to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Registration Statement or any amendment thereof or supplement thereto, at the time of the Seller's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller's Shareholders' Meeting.

        (c)   All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

 ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

        6.1    Affirmative Covenants of Seller and Buyer.

        (a)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) use best efforts to provide all information requested by Buyer related to loans or other transactions made by Seller with a value equal to or exceeding $500,000, (v) consult with Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000 other than residential mortgage loans for which Seller has a commitment to buy from a reputable investor, (vi) consult with Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vii) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (b)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller shall have been obtained, and except as otherwise expressly contemplated herein, Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (c)   Seller and Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of such Seller and its Subsidiaries requested by Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

        6.2    Negative Covenants of Seller.

        From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

          (a)   amend the Articles of Incorporation, Bylaws, or other governing instruments of any Seller Entity;

          (b)   incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000 except in the ordinary course of the business of any Seller Entity consistent with past practices and that are prepayable without penalty, charge, or other payment (which exception shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities; provided, however, this exception does not include advances from the Federal Home

  Loan Bank), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers' acceptances, "treasury tax and loan" accounts established in the ordinary course of business of Subsidiaries that are depository institutions, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum);

          (c)   repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller's capital stock;

          (d)   except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, or any Right;

          (e)   adjust, split, combine, or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

          (f)    except for purchases of U.S. Government securities or U.S. Government agency securities, which in either case have maturities of two years or less, purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

          (g)   (i) except as contemplated by this Agreement, grant any bonus in excess of an aggregate $60,000 or increase in compensation or benefits to the employees, officers or directors of any Seller Entity (except in accordance with past practice and as disclosed on Schedule 6.2(g)), (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any Seller director, officer or employee (except for payments according to the form of Employment/Consulting Agreements attached as Exhibits C-1 through C-6), (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Seller Entity, (iv) change any fees or other compensation or other benefits to directors of any Seller Entity, or (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under the Seller Stock Plans or authorize cash payments in exchange for any Rights; or accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or rights payable by any Seller Entity;

          (h)   enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

          (i)    adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any Seller Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

          (j)    make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

          (k)   commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Seller Entity for money damages or restrictions upon the operations of any Seller Entity;

          (l)    enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than Contracts covered by Section 6.2(m);

          (m)  except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except, with respect to any extension of credit with an unpaid balance of less than $1,000,000, in conformity with existing lending policies and practices, or waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of Seller's deposits and other Liabilities;

          (n)   except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Seller or the Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

          (o)   restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

          (p)   make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

          (q)   establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

          (r)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

          (s)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

          (t)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;

          (u)   maintain the Bank's allowance for loan losses in a manner consistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods consistent with past practices of the Bank; or

          (v)   take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of this Merger.

        6.3    Adverse Changes in Condition.

        Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

        6.4    Reports.

        Each of Buyer and its Subsidiaries and Seller and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. Seller and its Subsidiaries shall also make available to Buyer monthly financial statements and quarterly call reports. The financial statements of Buyer and Seller, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of Buyer and Seller filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 7
ADDITIONAL AGREEMENTS

        7.1    Shareholder Approvals.

        (a)   Seller shall submit to its shareholders this Agreement and any other matters required to be approved by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Seller shall take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Seller Shareholder Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. The Seller's Board shall recommend that its shareholders approve this Agreement in accordance with the GBCC (the "Seller Recommendation") and shall include such recommendation in the proxy statement mailed to shareholders of Seller, except to the extent the Seller's Board has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. The Company shall solicit and use its reasonable efforts to obtain the Requisite Seller Shareholder Vote.

        (b)   Neither Seller's Board nor any committee thereof shall, except as expressly permitted by this Section, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Seller Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an "Adverse Recommendation

Change"). Notwithstanding the foregoing, prior to prior to the Requisite Seller Shareholder Approval, the Seller's Board may make an Adverse Recommendation Change if and only if:

            (i)  the Seller's Board determines in good faith, after consultation with the Seller Financial Advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 7.3) that is a Superior Proposal;

           (ii)  the Seller's Board determines in good faith, after consultation with Seller's outside counsel, that a failure to accept such Superior Proposal would result in the Seller's Board breaching its fiduciary duties to the Seller and its shareholders under applicable Law;

          (iii)  the Seller's Board provides written notice (a "Notice of Recommendation Change") to Buyer of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the fifth business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, if in writing) and identifying the Person or Group making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five business day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three business days following the giving of such new Notice of Recommendation Change);

          (iv)  after providing such Notice of Potential Change, Seller shall negotiate in good faith with Buyer (if requested by Buyer) and provide Buyer reasonable opportunity during the subsequent five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the Seller Board to proceed without an Adverse Recommendation Change (provided, however, that the Buyer shall not be required to propose any such adjustments); and

           (v)  the Seller's Board, following such five business day period, again determines in good faith, after consultation with the Seller Financial Advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to the Seller and its shareholders under applicable Law.

Notwithstanding any other provision of this Agreement, except to the extent prohibited by the GBCC as determined by Seller after consultation with Seller's outside counsel, Seller shall submit this Agreement to its shareholders at the Seller's Shareholders' Meeting even if the Seller's Board has made an Adverse Recommendation Change, in which case the Seller's Board may communicate the Adverse Recommendation Change and the basis for it to the shareholders of Seller in the Proxy Statement/Prospectus or any appropriate amendment or supplement thereto.

        (c)   Buyer shall submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Buyer shall take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold Buyer's Shareholders' Meeting as promptly as practicable for the purpose of considering and voting on the Buyer Share Issuance.

        7.2    Registration of Buyer Common Stock.

        (a)   As promptly as reasonably practicable following the date hereof, Buyer shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Registration Statement"). The Registration Statement shall contain proxy materials relating to the matters to be submitted to Seller's shareholders at the Seller Shareholders' Meeting and to Buyer's shareholders at the Buyer's Shareholders' Meeting. Such proxy materials shall also constitute the prospectus relating to the shares of Buyer Common Stock to be issued in the Merger (such proxy statement—prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus"). Seller will furnish to Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Buyer shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Buyer and Seller will use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Buyer will advise Seller, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Buyer or Seller, or any of their respective affiliates, officers or directors, should be discovered by Buyer or Seller which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Buyer with the SEC and disseminated by the Parties to their respective shareholders.

        (b)   Seller shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Buyer and Seller shall furnish all information concerning it and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

        (c)   Prior to the Effective Time, Buyer shall notify The Nasdaq Stock Market of the additional shares of Buyer Common Stock to be issued by Buyer in exchange for the shares of Seller Common Stock.

        7.3    Other Offers, etc.

        (a)   From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, each Seller Entity shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly (i) solicit, initiate, encourage, induce or knowingly facilitate the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions (except to notify a third party of the existence of restrictions provided in this Section 7.3) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) (an "Acquisition Agreement") contemplating or otherwise relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to the Requisite Seller Shareholder Approval, this Section 7.3 shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if and only if: (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3 (other than any breach of such obligation that is unintentional and immaterial and did not result in the submission of such Acquisition Proposal), (B) the Seller's Board shall have determined in good faith, after consultation with the Seller Financial Advisor and Seller's outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, (C) the Seller's Board concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to the Seller and its shareholders, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Seller gives Buyer written notice of the identity of such Person or Group and of Seller's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer). In addition to the foregoing, Seller shall provide Buyer with at least five business days' prior written notice of a meeting of the Seller's Board at which meeting the Seller's Board is reasonably expected to resolve to recommend the Acquisition Agreement as a Superior Proposal to its shareholders, and Seller shall keep Buyer reasonably informed on a prompt basis, of the status and material terms of such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

        (b)   In addition to the obligations of Seller set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of Seller become aware thereof, Seller shall advise Buyer of any request received by Seller for nonpublic information which Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Seller shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

        (c)   Seller shall, and its and its Subsidiary's directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

        (d)   Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

        7.4    Consents of Regulatory Authorities.

        The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any

Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

        7.5    Agreement as to Efforts to Consummate.

        Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

        7.6    Investigation and Confidentiality.

        (a)   Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Seller shall permit Buyer's senior officers and independent auditors to meet with the senior officers of Seller, including officers responsible for the Seller Financial Statements and the internal controls of Seller and Seller's independent public accountants, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

        (b)   In addition to each Party's obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

        (c)   Seller shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to the Seller Entities provided to such Persons and their Affiliates and Representatives.

        (d)   Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

        7.7    Press Releases.

        Prior to the Effective Time, Seller and Buyer shall consult with each other as to the form and substance of any press release, communication with Seller's shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

        7.8    Charter Provisions.

        Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

        7.9    Employee Benefits and Contracts.

        (a)   All persons who are employees of the Seller Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of First Community; provided, however, that in no event shall any of the employees of the Seller Entities be officers of Buyer or First Community, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the Board of Directors of Buyer or First Community and in accordance with the bylaws of Buyer or First Community. All of the Continuing Employees shall be employed at the will of First Community, and no contractual right to employment shall inure to such employees because of this Agreement except as may be otherwise expressly set forth in this Agreement.

        (b)   As of the Effective Time, each Continuing Employee shall be eligible to participate in each of Buyer's Employee Benefit Plans with full credit for prior service with Seller solely for purposes of eligibility and vesting.

        (c)   As of the Effective Time, Buyer shall make available employer-provided benefits under Buyer Employee Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to Buyer or First Community employees. With respect to Buyer Employee Benefit Plans providing health coverage, Buyer shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar Seller plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, Buyer shall use commercially reasonable efforts to cause any such successor Buyer Employee Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding Seller Employee Benefit Plan during that plan year prior to the transition effective date.

        (d)   Simultaneously herewith, or prior to the Merger, J. Randolph Potter, Jeff P. Spears, Joe E. Lewis, Philip R. Wahl, II, and Gerry L. Owen (each, an "Executive Officer") shall enter into agreements in the forms of Exhibits B-1, B-2, B-3, B-4, B-5, B-6, B-7, and B-8, respectively (the "Officer Service Agreements").

        (e)   Seller shall use its reasonable best efforts to cause each holder of Seller Warrants to execute and deliver a Warrant Cash-Out Agreement dated as of the date hereof in the form of Exhibit C pursuant to which such holder agrees that such holders outstanding Seller Warrants will be cancelled as of the Effective in exchange for a one-time cash payment in an amount equal to (i) the number of Seller Warrants such holder currently holds, times (ii) one dollar ($1.00); provided, however, that Warrant Cash-Out Agreements from any holders of Seller Warrants that are not directors or officers of Seller or the Bank may be sought following the execution of this Agreement. Simultaneously herewith, each of the directors and officers of Seller or the Bank that hold Seller Warrants shall have entered into a Warrant Cash-Out Agreement.

        (f)    Seller shall use its reasonable best efforts to cause each holder of Seller Options to execute and deliver an Option Cash-Out Agreement dated as of the date hereof in the form of Exhibit D pursuant to which he or she agrees to cancel his or her outstanding Seller Options as of the Effective Time in exchange for a one-time cash payment in an amount equal to (i) the number of Seller Options he or she currently holds, times (ii) the differential between the exercise price of his or her Seller Options and $11.00; provided, however, that Option Cash-Out Agreements from any holders of Seller Options that are not directors or Executive Officers of Seller or the Bank may be sought following the execution of this Agreement. Simultaneously herewith, each of the directors and Executive Officers of Seller or the Bank that hold Seller Options shall have entered into an Option Cash-Out Agreement.

        (g)   Seller shall use its reasonable best efforts to cause each of Seller's directors to execute and deliver a Non-Compete Agreement dated as of the date hereof (and which shall be effective as of the Effective Time) in the form of Exhibit E.

        (h)   Seller shall use its reasonable best efforts to cause each of Seller's Executive Officers and directors to execute and deliver a Support Agreement dated as of the date hereof in the form of Exhibit F pursuant to which he or she will vote his or her shares of Seller Common Stock in favor of this Agreement and the transactions contemplated hereby.

        (i)    No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as may be expressly set forth in Section 7.11. No provision of this Agreement constitutes or shall be deemed to constitute, an employee benefit plan or other arrangement, an amendment of any employee benefit plan or other arrangement, or any provision of any employee benefit plan or other arrangement.

        7.10    Section 16 Matters.

        Prior to the Effective Time, Buyer shall take all such steps as may be required to cause any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Seller agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 7.10.

        7.11    Indemnification.

        (a)   For a period of six years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors and executive officers of the Seller Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees, or agents of Seller or, at Seller's request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the SCBCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by Seller's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter.

        (b)   Prior to the Effective Time, Buyer shall purchase, or shall direct Seller to purchase, an extended reporting period endorsement under Seller's existing directors' and officers' liability insurance coverage ("Seller D&O Policy") for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Seller's D&O Policy. The directors and officers of Seller shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the

Effective Time for six years or such lesser period of time as can be purchased for an aggregate amount equal to three times the current annual premium for Seller's D&O Policy (the "Premium Multiple"). If Buyer is unable to obtain or maintain the insurance coverage called for in this Section 7.11(b), then Buyer shall obtain the most advantageous coverage that can be purchased for the Premium Multiple.

        (c)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Corporation thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof and neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer's Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided, further, that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

        (d)   If Buyer or the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume the obligations set forth in this Section 7.11.

        (e)   The provisions of this Section 7.11 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

        8.1    Conditions to Obligations of Each Party.

        The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

          (a)    Shareholder Approval.     The shareholders of Seller shall have approved this Agreement by the Requisite Seller Shareholder Vote, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Seller's Articles of Incorporation and Bylaws. The holders of Buyer Common Stock shall have approved the Buyer Share Issuance by the Requisite Buyer Shareholder Vote, as and to the extent required by Law.

          (b)    Regulatory Approvals.     All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

          (c)    Consents and Approvals.     Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. Seller shall have obtained the Consents listed in Section 8.1(b) of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by Seller, if any. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement.

          (d)    Registration Statement.     The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.

          (e)    Legal Proceedings.     No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (f)    Exchange Listing.     Buyer shall have filed with The Nasdaq Stock Market a notification form for the listing of all shares of Buyer Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market shall not have objected to the listing of such shares of Buyer Common Stock.

        8.2    Conditions to Obligations of Buyer and Merger Sub.

        The obligations of Buyer and Merger Sub to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer and Merger Sub pursuant to Section 10.6(a):

          (a)    Representations and Warranties.     For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Seller set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

          (b)    Performance of Agreements and Covenants.     Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c)    Officers' Certificate.     Seller shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Seller and in Sections 8.2(a), 8.2(b), 8.2(g), 8.2(h), and 8.2(i) have been satisfied.

          (d)    Secretary's Certificate.     Seller Entities shall have delivered a certificate of the secretary of the Seller Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Seller Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Seller as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not less than ten days prior to the Closing Date) of the Secretary of State of the State of Georgia as to the good standing of the Seller; (iii) a copy of the bylaws of the Seller as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of Seller's board of directors authorizing and approving the applicable matters contemplated hereunder, (v) certificate of the Federal Reserve Bank (dated not less than ten days prior to the Closing Date) certifying that the Seller is a registered bank holding company, (vi) a copy of the articles of incorporation of the Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of the Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the South Carolina State Board of Financial Institutions (dated not less than ten days prior to the Closing Date) as to the good standing of the Bank, and (ix) a certificate of the Federal Deposit Insurance Corporation (dated not less than ten days prior to the Closing Date) certifying that the Bank is an insured depository institution.

          (e)    Officer Service Agreements; Cash-Out Agreements; Non-Compete Agreements; Support Agreements.     The Officer Service Agreements in the forms attached hereto as Exhibit B-1, B-2, B-3, B-4, B-5, B-6, B-7 and B-8 shall have been executed by the proposed respective parties thereto (and such parties shall not have advised the Buyer that they intend to breach any such agreements) and delivered to Buyer. The Warrant Cash-Out Agreements and the Stock Option Cash-Out Agreements in the forms attached hereto as Exhibits C and D, respectively, shall have been executed by each holder of Seller Warrants or Seller Stock Options that is a director or Executive Officer of Seller or the Bank, respectively, and delivered to Buyer, and Seller shall have complied in all material respects with Section 7.9(e) and 7.9(f). The Non-Compete Agreements in the form attached hereto as Exhibit E shall have been executed by the members of the Seller's Board (other than any such members who will serve, as of the Effective Time, as members of the Board of Directors of Buyer) and delivered to Buyer. The Support Agreements in the form attached hereto as Exhibit F shall have been executed by each of the directors and Executive Officers and delivered to Buyer. Each of the directors and Executive Officers shall have executed claims letters in the form attached hereto as Exhibit G and delivered the same to Buyer.

          (f)    Notices of Dissent.     Seller shall not have received timely notice from its shareholders of their intent to exercise their statutory right to dissent with respect to more than 10% of the outstanding shares of Seller Common Stock.

          (g)    Shareholders Equity; Allowance for Loan Losses.     At the Effective Time, Seller's shareholders' equity shall not be less than the Equity Floor. The "Equity Floor" is an amount equal to $300,000 less than the amount reported in Seller's June 2013 month-end financial report, without giving effect to (i) reasonable expenses incurred by Seller in connection with the Merger, or (ii) accumulated other comprehensive income. Seller and the Bank shall maintain the Bank's allowance for loan losses in a manner consistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods consistent with past practices of the Bank and used in the preparation of the Seller Financial Statements.

          (h)    Exercise of Warrants or Options.     The directors and Executive Officers of Seller or the Bank shall not have exercised any Seller Warrants or Seller Options held by such persons following the execution of this Agreement.

          (i)    No Material Adverse Effect.     There shall not have occurred any Seller Material Adverse Effect from the June 30, 2013 balance sheet to the Effective Time with respect to Seller or the Bank.

          (k)    Bank Merger.     The Parties shall stand ready to consummate the Bank Merger immediately after the Merger.

        8.3    Conditions to Obligations of Seller.

        The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 10.6(b):

          (a)    Representations and Warranties.     For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer and Merger Sub set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i),and 5.5 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Buyer or Merger Sub set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i),and 5.5) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

          (b)    Performance of Agreements and Covenants.     Each and all of the agreements and covenants of Buyer and Merger Sub to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c)    Officers' Certificate.     Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as they relates to Buyer or Merger Sub and in Sections 8.3(a), 8.3(b), and 8.3(g) have been satisfied.

          (d)    Secretary's Certificate.     Buyer Entities shall have delivered a certificate of the secretary of the Buyer Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Buyer Entities executing documents executed and delivered in connection herewith, (ii) a copy of the Articles of Incorporation of the Buyer as in effect from the date of this Agreement until the

  Closing Date, along with a certificate (dated not less than ten days prior to the Closing Date) of the Secretary of State of the State of South Carolina as to the good standing of the Buyer; (iii) a copy of the bylaws of the Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of Buyer's Board of Directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not less than ten days prior to the Closing Date) certifying that the Buyer is a registered bank holding company, (vi) a copy of the Articles of Incorporation of the Merger Sub as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not less than ten days prior to the Closing Date) of the Secretary of State of the State of Georgia as to the good standing of the Merger Sub, (vii) a copy of the bylaws of the Merger Sub as in effect from the date of this Agreement until the Closing Date, (viii) a copy of the consent of Merger Sub's Board of Directors authorizing and approving the applicable matters contemplated hereunder, (ix) a copy of the Articles of Incorporation of First Community as in effect from the date of this Agreement until the Closing Date, (x) a copy of the bylaws of First Community as in effect from the date of this Agreement until the Closing Date, (xi) a certificate of the South Carolina State Board of Financial Institutions (dated not less than ten days prior to the Closing Date) as to the good standing of First Community, and (xii) a certificate of the Federal Deposit Insurance Corporation (dated not less than ten days prior to the Closing Date) certifying that First Community is an insured depository institution.

          (e)    Payment of Merger Consideration.     Buyer shall pay the Merger Consideration as provided by this Agreement.

          (f)    No Material Adverse Effect.     There shall not have occurred any Buyer Material Adverse Effect from the June 30, 2013 balance sheet to the Effective Time with respect to Buyer or Merger Sub.

ARTICLE 9
TERMINATION

        9.1    Termination.

        Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement or the Buyer Share Issuance by the shareholders of Seller and/or Buyer, as applicable, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a)   By mutual written agreement of Buyer and Seller; or

          (b)   By Buyer or Seller (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2 or 8.3 as applicable; or

          (c)   By Buyer or Seller in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the Requisite Seller Shareholder Vote is not obtained at Seller's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon, or

  (iv) or the Requisite Buyer Shareholder Vote is not obtained at Buyer's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon; or

          (d)   By Buyer or Seller in the event that the Merger shall not have been consummated by April 30, 2014, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or

          (e)   By Buyer (provided, that Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) the Seller Board shall have made an Adverse Recommendation Change; (ii) the Seller's Board shall have failed to reaffirm the Seller Recommendation within ten business days after Buyer requests such at any time following the public announcement of an Acquisition Proposal, or (iii) Seller shall have failed to comply in all material respects with its obligations under Section 7.1 or 7.3; or

          (f)    By Seller, prior to the Requisite Seller Shareholder Approval (and provided that Seller has complied in all material respects with Section 7.1 (including the provisions of 7.1(b) regarding the requirements for making an Adverse Recommendation Change) and Section 7.3, in order to enter into a Superior Proposal; or

          (g)   By Seller, at any time during the three business day period commencing on the Determination Date, if the Final Buyer Stock Price is less than $7.54; provided, however, that if the Seller refuses to consummate the Merger pursuant to this Section 9.1(g), it shall give prompt written notice to Buyer; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned three business day period. During the three business day period commencing with its receipt of such notice, Buyer shall have the option to elect to either (i) increase the Exchange Ratio so that it is equal to 1.2972 multiplied by the quotient of $7.54 divided by the Final Buyer Stock Price, or (ii) pay, as part of the Merger Consideration, to each recipient of Stock Consideration an additional amount equal to (x) $7.54 minus the Final Buyer Stock Price, multiplied by (y) the number of shares of Buyer Common Stock to be received by such recipient as Stock Consideration (the "Additional Cash Payment"). If Buyer makes an election contemplated by the preceding sentence, within such three business day period, it shall give prompt written notice to Seller of such election and the revised Exchange Ratio or the Additional Cash Payment, as applicable, whereupon no termination shall be deemed to have occurred pursuant to this section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to the "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this section, and any references in this Agreement to the Stock Consideration shall thereafter include the Additional Cash Payment as set forth in this section. If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

          (h)   By Buyer if at any time during the three business day period commencing on the Determination Date, if the Final Buyer Stock Price is greater than $11.78; provided, however, that if the Buyer refuses to consummate the Merger pursuant to this Section 9.1(h), it shall give prompt written notice to Seller; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned three business day period. During the three business day period commencing with its receipt of such notice, Seller shall have the option to elect to decrease the Exchange Ratio so that it is equal to 1.0618 multiplied by the quotient of $11.78 divided by the Final Buyer Stock Price. If Seller makes an election contemplated by the preceding sentence, within such three business day period, it shall give prompt written notice to

  Buyer of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to the "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this section. If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

        9.2    Effect of Termination.

        In the event of the termination and abandonment of this Agreement by either Buyer or Seller pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, 10.2, and 10.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

        9.3    Termination Fee.

        (a)   If Buyer terminates this Agreement pursuant to Section 9.1(e) of this Agreement or Seller terminates this Agreement pursuant to Section 9.1(f) of this Agreement, then Seller shall, on the date of termination, pay to Buyer the sum of $1,500,000 (the "Termination Fee"). The Termination Fee shall be paid to Buyer in same day funds. Seller hereby waives any right to set-off or counterclaim against such amount.

        (b)   In the event that (i) an Acquisition Proposal with respect to Seller shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of Seller, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Seller after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Seller or Buyer pursuant to Section 9.1(d) (if the Requisite Seller Shareholder Vote has not theretofore been obtained), (B) by Buyer pursuant to Section 9.1(b), or (C) by Seller or Buyer pursuant to Section 9.1(c)(iii), and (iii) prior to the date that is twelve (12) months after the date of such termination, Seller consummates an Acquisition Transaction or enters into an Acquisition Agreement, then Seller shall on the earlier of the date an Acquisition Transaction is consummated or any such Acquisition Agreement is entered into, as applicable, pay Buyer a fee equal to the Termination Fee in same day funds. Seller hereby waives any right to set-off or counterclaim against such amount.

        (c)   The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay promptly any fee payable by it pursuant to this Section 9.3, then Seller shall pay to Buyer its reasonable costs and expenses (including reasonable attorneys' fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

        9.4    Non-Survival of Representations and Covenants.

        Except for Article 2, Sections 7.6(b), 7.8, 7.9, and 7.12, and this Article 9, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

 ARTICLE 10
MISCELLANEOUS

        10.1    Definitions.

        (a)   Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Agreement" shall have the meaning as set forth in Section 7.1(b) of the Agreement.

          "Acquisition Proposal" means any proposal (whether communicated to Seller or publicly announced to Seller's shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction involving Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of Seller as reflected on Seller's consolidated statement of condition prepared in accordance with GAAP.

          "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of Seller; or (iii) any liquidation or dissolution of Seller.

          "Additional Cash Payment" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

          "Adverse Recommendation Change" shall have the meaning as set forth in Section 7.1(a) of the Agreement.

          "Affiliate" of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Aggregate Cash Limit" shall have the meaning as set forth in Section 3.2(d) of the Agreement.

          "Aggregate Stock Limit" shall have the meaning as set forth in Section 3.2(d) of the Agreement.

          "Agreement" shall have the meaning as set forth in the introduction of the Agreement.

          "Allowance" shall have the meaning as set forth in the Section 4.9(a) of the Agreement.

          "Articles of Merger" shall have the meaning as set forth in the Section 1.3 of the Agreement.

          "Assets" of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "Bank" means Savannah River Banking Company, a South Carolina state bank and a wholly owned Subsidiary of Seller.

          "Bank Agreement of Merger" shall have the meaning as set forth in Section 1.5(a) of the Agreement, and the form attached hereto as Exhibit A.

          "Bank Merger" shall have the meaning as set forth in Section 1.5(a) of the Agreement.

          "BHCA" shall have the meaning as set forth in Section 4.1 of the Agreement.

          "Buyer" shall have the meaning as set forth in the introduction of the Agreement.

          "Buyer Common Stock" means the common stock, par value $1.00 per share, of Buyer.

          "Buyer Entities" means, collectively, Buyer and all Buyer Subsidiaries.

          "Buyer Exchange Act Reports" shall have the meaning as set forth in the Section 5.3(a) of the Agreement.

          "Buyer Financial Statements" means (i) the consolidated balance sheets of Buyer as of June 30, 2013, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the period ended June 30, 2013, and for each of the three fiscal years ended December 31, 2012, as filed in amended form by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2013.

          "Buyer Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i)the financial position, property, business, assets or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Buyer Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of Buyer. Notwithstanding the foregoing, "Buyer Material Adverse Effect" shall not be deemed to include any change in the per share price of Buyer's Common Stock on or after the date of execution of this Agreement by Seller.

          "Buyer Options" shall have the meaning as set forth in Section 3.1(c) of the Agreement.

          "Buyer's Shareholders' Meeting" means the meeting of Buyer's shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

          "Buyer Share Issuance" means the issuance of Buyer Common Stock upon conversion of the Seller Common Stock pursuant to Section 3.1(a)(ii) of the Agreement.

          "Buyer Subsidiaries" means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

          "Cash Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Cash Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Cash Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Cash Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "CERCLA" shall have the meaning as set forth in Section 10.1(a) of the Agreement.

          "Certificates" shall have the meaning as set forth in Section 3.1(b) of the Agreement.

          "Closing" shall have the meaning as set forth in Section 1.2 of the Agreement.

          "Closing Date" means the date on which the Closing occurs.

          "Code" means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

          "Consent" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

          "Converted Options" shall have the meaning as set forth in Section 3.6(a) of the Agreement.

          "Converted Warrants" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

          "Default" means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

          "Determination Date" shall mean the fifth business day immediately prior to the date on which the Effective Time is to occur.

          "Disqualified Person" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "Dissenter Shares" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "DOL" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

          "Effective Time" shall have the meaning as set forth in Section 1.3 of the Agreement.

          "Election Deadline" shall have the meaning as set forth in Section 3.2(c) of the Agreement.

          "Election Form" shall have the meaning as set forth in Section 3.2(a) of the Agreement.

          "Employee Benefit Plan" means each pension, retirement, profit-sharing, deferred compensation, stock option, equity incentive, synthetic equity incentive, employee stock ownership,

  share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any "employee benefit plan," as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. ("CERCLA"); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. ("RCRA"); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "Equity Floor" shall have the meaning as set forth in Section 8.2(h) of the Agreement.

          "ERISA" means the Employee Retirement Income Security Act of 1974.

          "ERISA Affiliate" means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Code Section 414.

          "Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

          "Exchange Act Documents" means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Exchange Agent" shall have the meaning as set forth in Section 3.2(a) of the Agreement.

          "Exchange Fund" shall have the meaning as set forth in Section 3.3(a) of the Agreement.

          "Exchange Ratio" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Excluded Shares" shall have the meaning as set forth in Section 3.1(d) of the Agreement.

          "Executive Officer" shall have the meaning as set forth in Section 7.9(d) of the Agreement.

          "Exhibits" means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond or Federal Reserve Bank of Atlanta, as applicable.

          "Final Buyer Stock Price" shall mean the volume weighted average price (rounded up to the nearest cent) of Buyer Common Stock on The Nasdaq Capital Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Buyer and Seller) during the Measurement Period.

          "First Community" shall have the meaning as set forth in Section 1.5(a) of the Agreement.

          "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

          "GBCC" shall mean the "Georgia Business Corporation Code."

          "Governmental Authority" shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

          "Group" shall have the meaning as set forth in Section 13(d) of the Exchange Act.

          "Hazardous Material" shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words "Hazardous Material" shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

          "Holder Representative" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Indemnified Party" shall have the meaning as set forth in Section 7.12(a) of the Agreement.

          "Individually Identifiable Personal Information" or "IIPI" shall have the meaning as set forth in Section 4.17(a) of the Agreement.

          "Intellectual Property" means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

          "IRS" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

          "Joint Proxy Statement/Prospectus" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, or chief financial officer, or any senior or executive vice president of such Person without any further investigation.

          "Law" means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

          "Liability" means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

          "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Material" or "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Measurement Period" shall mean the 10 consecutive Trading Days ending on the fifth business day immediately prior to the date on which the Effective Time is to occur (such day, the "Determination Date").

          "Merger" shall have the meaning as set forth in the Preamble of the Agreement.

          "Merger Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Merger Sub" shall have the meaning as set forth in the introduction of the Agreement.

          "Mixed Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Mixed Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Non-Competition Agreement" shall have the meaning as set forth in Section 7.9(e) of the Agreement.

          "Non-Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Non-Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Notice of Recommendation Change" shall have the meaning as set forth in Section 7.1(b) of the Agreement.

          "Off Balance Sheet Arrangements" shall have the meaning as set forth in Section 4.6 of the Agreement.

          "Operating Property" means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

          "Participation Facility" means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" means Seller, Buyer or Bank and "Parties" means two or more of such Persons.

          "Party in Interest" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "Permit" means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a default under would constitute a Buyer or Seller Adverse Effect, as the case may be.

          "Per Share Purchase Price" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Person" means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Premium Multiple" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

          "Prohibited Transaction" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "RCRA" shall have the meaning as set forth in Section 10.1(a) of the Agreement.

          "Registration Statement" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

          "Regulatory Authorities" means, collectively, the SEC, The Nasdaq Stock Market, the NASD, the South Carolina State Board of Financial Institutions, the Georgia Department of Banking and Finance, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

          "Reportable Event" shall have the meaning as set forth in Section 4.15(h) of the Agreement.

          "Representative" means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

          "Requisite Buyer Shareholder Vote" shall have the meaning as set forth Section 5.2(a) of the Agreement.

          "Requisite Seller Shareholder Vote" shall have the meaning as set forth in Section 4.2(a) of the Agreement.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

          "SCBCA" means the South Carolina Business Corporation Act of 1988.

          "SEC" means the United States Securities and Exchange Commission.

          "Second Step Merger" shall have the meaning as set forth in Section 1.5(b) of the Agreement.

          "Securities Act" means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

          "Securities Laws" means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Seller" shall have the meaning as set forth in the introduction of the Agreement.

          "Seller Benefit Plan(s)" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller's Board" shall mean the Board of Directors of Seller.

          "Seller Common Stock" means the no par value common stock of Seller.

          "Seller Contracts" shall have the meaning as set forth in Section 4.16(a) of the Agreement.

          "Seller D&O Policy" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

          "Seller Disclosure Memorandum" means the written information entitled "Savannah River Financial Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "Seller Entities" means, collectively, Seller and all Seller Subsidiaries.

          "Seller ERISA Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller Exchange Act Reports" shall have the meaning as set forth in Section 4.5(a) of the Agreement.

          "Seller Financial Advisor" means Allen C. Ewing & Co.

          "Seller Financial Statements" means (i) the consolidated balance sheets of Seller as of June 30, 2013, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the period ended June 30, 2013, and for each of the three fiscal years ended December 31, 2012, as filed by Seller with the Federal Reserve, (ii) the consolidated balance sheets of Seller (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) as filed by Seller with the Federal Reserve with respect to periods ended subsequent to June 30, 2013.

          "Seller Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Seller Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, or (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects negotiating, entering into and compliance with this Agreement on the operating performance of Seller, including specifically Seller's costs and expenses associated therewith, including, but not limited to, accounting, financial advisor, and legal fees.

          "Seller Options" shall have the meaning as set forth in Section 3.6(a) of the Agreement.

          "Seller Pension Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller Regulatory Agreement" shall have the meaning as set forth in Section 4.22 of the Agreement.

          "Seller's Shareholders' Meeting" means the meeting of Seller's shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

          "Seller Subsidiaries" means the Subsidiaries, if any, of Seller. As of the date of this Agreement, Seller has only one Subsidiary, the Bank.

          "Seller Warrants" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

          "Stock Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Stock Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Stock Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Stock Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Subsidiaries" means all those corporations, banks associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

          "Superior Proposal" means any bona fide written Acquisition Proposal made by a third party that if consummated would result in such Person (or its shareholders) owning, directly or indirectly, more than 50% of the shares of Seller Common Stock then outstanding (or of the shares of the surviving entity in a merger or the director or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the Seller which the Seller's Board (after consultation with the Seller Financial Advisor and the Seller's outside counsel) determines (taking into account all financial, legal, regulatory, and other aspects of such proposal and the third party making the proposal) in good faith to be (i) more favorable to the Company Shareholders from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Buyer in response to such offer or otherwise)), and (ii) reasonably capable of being completed.

          "Support Agreements" shall have the meaning as set forth in Section 8.2(f) of the Agreement.

          "Surviving Corporation" means Seller as the surviving corporation resulting from the Merger.

          "Takeover Laws" shall have the meaning as set forth in Section 4.23 of the Agreement.

          "Tax" or "Taxes" means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

          "Tax Return" means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

          "Taxing Authority" means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

          "Termination Fee" shall have the meaning as set forth in Section 9.3(a)(ii) of the Agreement.

          "Trading Day" means any day on which shares of Buyer Common Stock are traded, as reported on the Nasdaq Capital Market.

          "WARN Act" shall have the meaning as set forth in Section 4.14(c) of the Agreement.

        (b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation", and such terms shall not be limited by enumeration or example.

        10.2    Expenses.

        Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Seller, shall be paid at Closing and prior to the Effective Time.

        10.3    Brokers and Finders.

        Except for Seller Financial Advisor as to Seller, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker's representing or being retained by or allegedly representing or being retained by Seller, Buyer or Merger Sub, each of Seller, Buyer, and Merger Sub, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. Seller has provided a copy of Seller Financial Advisor's engagement letter and expected fee for its services as Section 10.3 of the Seller Disclosure Memorandum and shall pay all amounts due thereunder at Closing and prior to the Effective Time.

        10.4    Entire Agreement.

        Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.12.

        10.5    Amendments.

        To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement or the Buyer share Issuance has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Seller Common Stock.

        10.6    Waivers.

        (a)   Prior to or at the Effective Time, Buyer and Merger Sub, acting through their respective boards of directors, chief executive officers, or other authorized officers, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer and Merger Sub under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer and Merger Sub.

        (b)   Prior to or at the Effective Time, Seller, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

        (c)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

        10.7    Assignment.

        Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        10.8    Notices.

        All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Buyer or Merger Sub:	First Community Corporation 5455 Sunset Blvd. Lexington, SC 29072 Attention: Michael C. Crapps Email:
Copy to Counsel:	Nelson Mullins Riley & Scarborough LLP Poinsett Plaza, Suite 900 104 South Main Street Greenville, SC 29601 Attention: John M. Jennings Neil E. Grayson
Seller:	Savannah River Financial Corporation 3638 Walton Way Extension Augusta, GA 30909 Attention: J. Randolph Potter
Copy to Counsel:	Bryan Cave LLP One Wells Fargo Center 301 S. College Street, Suite 3400 Charlotte, NC 28202 Attention: B.T. Atkinson

        10.9    Governing Law.

        Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of South Carolina.

        10.10    Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

        10.11    Captions; Articles and Sections.

        The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

        10.12    Interpretations.

        Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

        10.13    Enforcement of Agreement.

        The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        10.14    Severability.

        Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[signatures appear on next page]

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FIRST COMMUNITY CORPORATION (BUYER)
By:	/s/ MICHAEL C. CRAPPS Michael C. Crapps President and Chief Executive Officer
SRMS, INC. (MERGER SUB)
By:	/s/ MICHAEL C. CRAPPS Michael C. Crapps Chief Executive Officer
SAVANNAH RIVER FINANCIAL CORPORATION (SELLER)
By:	/s/ J. RANDOLPH POTTER J. Randolph Potter Chief Executive Officer

 APPENDIX B

TITLE 14. CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS
CHAPTER 2. BUSINESS CORPORATIONS
ARTICLE 13. DISSENTERS' RIGHTS
PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

O.C.G.A. § 14-2-1301 (2012)

§ 14-2-1301. Definitions

        As used in this article, the term:

          (1)   "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2)   "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

          (3)   "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (4)   "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

          (5)   "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (6)   "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

          (7)   "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (8)   "Shareholder" means the record shareholder or the beneficial shareholder.

§ 14-2-1302. Right to dissent

        (a)   A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (1)   Consummation of a plan of merger to which the corporation is a party:

            (A)  If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

                (i)  The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

               (ii)  Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

              (iii)  The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

            (B)  If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2)   Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3)   Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4)   An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

          (5)   Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

        (b)   A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

        (c)   Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

            (A)  Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

            (B)  Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

          (2)   The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

 § 14-2-1303. Dissent by nominees and beneficial owners

        A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

§ 14-2-1320. Notice of dissenters' rights

        (a)   If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

        (b)   If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

§ 14-2-1321. Notice of intent to demand payment

        (a)   If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1)   Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2)   Must not vote his shares in favor of the proposed action.

        (b)   A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

§ 14-2-1322. Dissenters' notice

        (a)   If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

        (b)   The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1)   State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2)   Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3)   Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4)   Be accompanied by a copy of this article.

 § 14-2-1323. Duty to demand payment

        (a)   A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

        (b)   A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

        (c)   A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

§ 14-2-1324. Share restrictions

        (a)   The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

        (b)   The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

§ 14-2-1325. Offer of payment

        (a)   Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

        (b)   The offer of payment must be accompanied by:

          (1)   The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2)   A statement of the corporation's estimate of the fair value of the shares;

          (3)   An explanation of how the interest was calculated;

          (4)   A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

          (5)   A copy of this article.

        (c)   If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

§ 14-2-1326. Failure to take action

        (a)   If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

        (b)   If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

§ 14-2-1327. Procedure if shareholder dissatisfied with payment or offer

        (a)   A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1)   The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2)   The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

        (b)   A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

        (c)   If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1)   The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2)   The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

§ 14-2-1330. Court action

        (a)   If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        (b)   The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

        (c)   The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

        (d)   The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

        (e)   Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

§ 14-2-1331. Court costs and counsel fees

        (a)   The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

        (b)   The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1)   Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2)   Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

        (c)   If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

§ 14-2-1332. Limitation of actions

        No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

 APPENDIX C

August 13, 2013

Board of Directors
Savannah River Financial Corporation
3638 Walton Way Extension
Augusta, Georgia 30909

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Savannah River Financial Corporation ("Savannah River") of the Merger Consideration, as defined below, in the proposed merger (the "Merger") of Savannah River with and into First Community ("First Community"), pursuant to the Agreement and Plan of Merger, dated August 13, 2013, between Savannah River and First Community (the "Agreement"). Under the terms of the Agreement, each share of Savannah River common stock shall be converted into the right to receive at the election of the holder either (i) cash in the amount of $11.00, (ii) a number of shares of First Community common stock equal to the Exchange Ratio, as defined in the Agreement, or (iii) a combination of cash and First Community common stock in such proportions as requested by a Savannah River shareholder, to the extent available after proration of the Merger Consideration to 60% cash and 40% First Community common stock (items (i), (ii) and (iii) collectively, the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        In arriving at our opinion, we held discussions with members of senior management of Savannah River concerning Savannah River's current business and its business outlook. We also held discussions with members of senior management of First Community concerning First Community's current business, its business outlook and the expected benefits to be derived from the Merger. We reviewed, analyzed and otherwise took into consideration certain financial information and other information available publicly, provided to us or prepared by us including, among other things, the following:

  (i)
  the Agreement;

  (ii)
  current and historical consolidated financial statements of Savannah River;

  (iii)
  Savannah River's internally prepared consolidated financial projections for the year ending December 31, 2013;

  (iv)
  other financial information relating to Savannah River that we deemed relevant;

  (v)
  financial and market information relating to publicly traded commercial banking companies considered by us to be reasonably similar to Savannah River;

  (vi)
  the financial terms of recent business combinations in the commercial banking industry considered by us to be reasonably similar to those contemplated by the Merger;

  (vii)
  current and historical consolidated financial statements of First Community;

  (viii)
  First Community's Strategic Plan for the three-year period beginning January 1, 2013 and ending December 31, 2015;

  (ix)
  First Community's cash dividend policy and history of dividend payments;

  (x)
  recently published equity research reports relating to First Community;

C-1

  (xi)
  publicly available information with respect to current and historical market prices and trading activity of First Community common stock;

  (xii)
  other financial information relating to First Community that we deemed relevant, including detailed information relating to First Community's credit quality;

  (xiii)
  pro forma financial information showing the effect of a merger of Savannah River with and into First Community;

  (xiv)
  assessment of the current financial market environment in general and the commercial banking sector environment in particular; and

  (xv)
  such other information, valuation techniques, analyses, inquiries and due diligence that we deemed relevant.

        In preparing our opinion, we relied upon the accuracy and completeness of all publicly available information and all information provided to us, including the representations and warranties of Savannah River and First Community included in the Agreement, without independent verification. We did not conduct a physical inspection of the properties and facilities of Savannah River nor did we make or obtain any valuations or appraisals of the assets or liabilities, contingent or otherwise, of Savannah River.

        We have assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the terms of the Merger or the Merger Consideration.

        Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Events occurring after the date hereof could materially affect this opinion. Our opinion is directed solely to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Savannah River and does not address any other aspect of the Merger, nor does it constitute a recommendation to any shareholder of Savannah River as to how such shareholder should vote with respect to the Merger. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Savannah River nor does it address the effect of any other business combination in which Savannah River might engage.

        This opinion letter may be reproduced and included in a proxy statement mailed to the shareholders of Savannah River provided that the opinion is reproduced in such document in its entirety and such document includes a summary of the opinion and related analysis in a form prepared or approved by us (such approval not to be unreasonably withheld), but may not otherwise be disclosed publicly in any manner without our prior written consent.

        Based upon, and subject to the foregoing, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of Savannah River.

Very truly yours,
/s/ Allen C. Ewing & Co.
Allen C. Ewing & Co.

C-2

APPENDIX D

August 13, 2013

Board of Directors
First Community Corporation
5455 Sunset Boulevard
Lexington, SC 29072

Dear Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined in the Agreement) to First Community Corporation ("FCCO") in the proposed merger (the "Merger" or the "Proposed Transaction") of a wholly-owned subsidiary ("Merger Sub") of FCCO with and into Savannah River Financial Corporation, Aiken, SC ("SRFC"), subject to the terms and conditions of the Agreement and Plan of Merger dated August 13, 2013 (the "Agreement"). Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

        Pursuant to the Agreement, holders of SRFC common stock have the right to receive one of the following per share of SRFC common stock: (i) cash in the amount of $11.00 less any applicable withholding taxes (the "Cash Consideration"); (ii) a number of shares of FCCO common stock equal to the Exchange Ratio (the "Stock Consideration") (provided that cash will be paid in lieu of fractional shares); or (iii) a combination of the Cash Consideration and Stock Consideration (the "Mixed Consideration") in such proportions as requested by a Seller shareholder, subject to the limitation that, excluding any dissenting shares, 60% of SRFC's outstanding shares of common stock will be exchanged for cash and 40% of SRFC's outstanding shares of common stock will be exchanged for FCCO stock (items (i), (ii), or (iii) are referred to collectively as the Merger Consideration).

        The "Exchange Ratio" shall be 1.0618 if the Final Buyer Stock Price (as defined in the Agreement) is at or above $10.36. If the Final Buyer Stock Price is at or below $8.48, then the Exchange Ratio shall be 1.2972. If the Final Buyer Stock Price is above $8.48 but below $10.36, then the Exchange Ratio shall be equal to $11.00 divided by the Final Buyer Stock Price.

        If the Final Buyer Stock Price is greater than $11.78, then FCCO may give a notice of termination of the Agreement at any time during the three business days following the fifth business day immediately prior to the date on which the Merger is to occur. However, within three business days of receiving such a notice of termination, SRFC would have the option to decrease the Exchange Ratio so that it is equal to 1.0618 times the quotient of $11.78 divided by the Final Buyer Stock Price. If SRFC were to make such election to decrease the Exchange Ratio, then FFCO's notice of termination would not terminate the Agreement.

        If the Final Buyer Stock Price is less than $7.54, then SRFC may give a notice of termination of the Agreement at any time during the three business days following the fifth business day immediately prior to the date on which the Merger is to occur. However, within three business days of receiving such a notice of termination, FFCO would have the option to either (i) increase the Exchange Ratio so that it would equal 1.2972 times the quotient of $7.54 divided by the Final Buyer Stock Price, or (ii) pay to each recipient of Stock Consideration an additional amount equal to $7.54 minus the Final Buyer Stock Price times the number of shares of FFCCO common stock to be received by such recipient. If FCCO were to make such election to increase the Exchange Ratio or pay such additional cash consideration, then SRFC's notice of termination would not terminate the Agreement.

        Each option and each warrant for the purchase of SRFC common stock will be paid out in cash, in an amount equal to $11.00 minus the applicable exercise price per share, for those option and warrant holders that agree to a cash-out, and otherwise they will be converted into options and warrants to purchase FCCO common stock.

        The terms of the Merger are set forth more fully in the Agreement and descriptions of any such terms herein are qualified in their entirety by reference to the Agreement.

        FIG Partners LLC ("FIG"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and its affiliates may from time to time effect transactions and hold securities of FCCO; to the extent that we have any such position as of the date of this opinion it has been disclosed to FCCO. This opinion has been reviewed by FIG's compliance officer consistent with internal policy; it has not been reviewed by a fairness committee. In addition FIG has not had a material relationship with any party to the transaction for which we've received compensation during the prior two years. FIG may in the future provide investment banking and financial advisory services to FCCO and receive compensation for such services.

        We were retained exclusively by FCCO to act as its financial advisor in connection with the Proposed Transaction and in rendering this fairness opinion. We will receive compensation from FCCO in connection with our services, including a fee for rendering this opinion and a fee that is contingent upon the successful completion of the transaction. FCCO has agreed to indemnify us for certain liabilities arising out of our engagement.

        During the course of our engagement and for the purposes of the opinion set forth herein, we have:

  (i)
  reviewed the Agreement;

  (ii)
  reviewed certain historical publicly available business and financial information concerning FCCO and SRFC including, among other things, quarterly and annual reports filed by the parties with the Federal Depository Insurance Corporation;

  (iii)
  reviewed certain internal financial statements and other financial and operating data concerning FCCO and SRFC;

  (iv)
  analyzed certain financial projections prepared by the management of FCCO;

  (v)
  held discussions with members of the senior managements of FCCO and SRFC for the purpose of reviewing the future prospects of FCCO and SRFC, including financial forecasts related to their respective businesses, earnings, assets, and liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the merger;

  (vi)
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

  (vii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

        In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by FCCO and SRFC and in the discussions with FCCO and SRFC managements. We have not independently verified the accuracy or completeness of any such information. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of FCCO and SRFC and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management's estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of FCCO, SRFC or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of FCCO, SRFC or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

        We have assumed that the Proposed Transaction will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Proposed Transaction will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to FCCO, and SRFC. In rendering this opinion, we have been advised by FCCO and SRFC and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Proposed Transaction.

        Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

        Our opinion does not address the merits of the underlying decision by FCCO to engage in the Merger and does not constitute a recommendation to any shareholder of FCCO as to how such shareholder should vote on the proposed Merger or any other matter related thereto. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

        This letter is solely for the information of the Board of Directors of FCCO and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of FCCO Common Stock in connection with the Proposed Transaction if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

        Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to First Community Corporation.

Sincerely,

FIG PARTNERS, LLC

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The articles of incorporation of First Community contain a conditional provision which, subject to certain exceptions described below, eliminates the liability of a director to the company or its shareholders for monetary damages for breach of the duty of care or any other duty as a director. This provision does not eliminate such liability to the extent the director engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

        The bylaws of First Community require the company to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of service by such person as a director of the company or its subsidiary bank or any other corporation which he served as such at the request of the company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under the bylaws, indemnification will be disallowed if it is established that the director (i) appropriated, in violation of his duties, any business opportunity of the company, (ii) engaged in willful misconduct or a knowing violation of law, (iii) permitted any unlawful distribution, or (iv) derived an improper personal benefit. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act of 1988 (the "SCBCA") requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The SCBCA also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the SCBCA.

        The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Community pursuant to the provisions discussed above, First Community has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated August 13, 2013.**
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on June 27, 2011.

Exhibit Number	Description of Exhibit
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on October 21, 2013).
4.1	Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (included in Exhibits 3.1 and 3.2)
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered (filed herewith).
8.1	Tax Opinion of Nelson Mullins Riley & Scarborough LLP (filed herewith).
8.2	Tax Opinion of Bryan Cave LLP (filed herewith).
10.1	1996 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.6 to the Company's Form 10-KSB for the period ended December 31, 1995).*
10.2	First Community Corporation 1999 Stock Incentive Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.8 to the Company's Form 10-KSB for the period ended December 31, 1998).*
10.3	First Amendment to the First Community Corporation 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the period ended December 31, 2005).*
10.4	Divided Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009).*
10.5	Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 3, 2006).*
10.6
Non-Employee Director Deferred Compensation Plan approved September 30, 2006 and Form of Deferred Compensation Agreement (incorporated by reference to Exhibits 10.1 and 10.2 to the Company's Form 8-K filed on October 4, 2006).
10.7	Employment Agreement by and between Michael C. Crapps and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 19, 2008).*
10.8	Employment Agreement by and between Joseph G. Sawyer and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 19, 2008).*
10.9	Employment Agreement by and between David K. Proctor and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on June 19, 2008).*
10.10	Employment Agreement by and between Robin D. Brown and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on June 19, 2008).*
10.11	Employment Agreement by and between J. Ted Nissen and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on June 19, 2008).*
10.12	Form of First Community Corporation Warrant (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 19, 2011).

Exhibit Number	Description of Exhibit
10.13	Form of J. Randolph Potter Retention Agreement (included as Exhibit B-1 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.14
Form of J. Randolph Potter Consulting Agreement (included as Exhibit B-2 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.15
Form of Jeff P. Spears Employment Agreement (included as Exhibit B-3 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.16
Form of Joe E. Lewis Employment Agreement (included as Exhibit B-4 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.17
Form of Philip R. Wahl, II Employment Agreement (included as Exhibit B-5 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.18
Form of Gerry L. Owen Retention Agreement (included as Exhibit B-6 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.19
Form of Gerry L. Owen Non-Compete Agreement (included as Exhibit B-7 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
10.20
Form of Gerry L. Owen Consulting Agreement (included as Exhibit B-8 to the Agreement and Plan of Merger by and between First Community Corporation, SRMS, Inc., and Savannah River Financial Corporation dated as of August 13, 2013, previously filed as Exhibit 2.1 hereto).*,**
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Form 10-K filed on March 28, 2013).
23.1	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC (First Community) (filed herewith).
23.2	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC (Savannah River) (filed herewith).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).
23.4	Consent of Bryan Cave LLP (included with Exhibit 8.2 hereto).
24.1	Power of Attorney.**
99.1	First Community's Form of Proxy.**

Exhibit Number	Description of Exhibit
99.2	Savannah River's Form of Proxy.**
99.3	Consent of J. Randolph Potter as Director Nominee.**
99.4	Consent of E. Leland Reynolds as Director Nominee.**
99.5	Consent of Paul S. Simon as Director Nominee.**
99.6	Consent of FIG Partners, LLC (filed herewith).
99.7	Consent of Allen C. Ewing & Co. (filed herewith).
101
Interactive Data Files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010; (vi) Notes to the Consolidated Financial Statements; (vii) Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012, (viii) Consolidated Statements of Income for the Nine Months and Three Months Ended September 30, 2013 and 2012, (ix) Consolidated Statements of Comprehensive Income (Loss) for the Nine Months and Three Months Ended September 30, 2013 and 2012; (x) Consolidated Statements of Changes in Shareholders' Equity for the Nine Months Ended September 30, 2013 and 2012; (xi) Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012; and (xii) Notes to Consolidated Financial Statements (Unaudited).

*
Management contract or compensatory plan or arrangement.

**
Previously filed.
(b)
Financial Statement Schedules.

        Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

        (A)(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act.

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B)  For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

        (C)  To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (D)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (E)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (F)  That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions, First Community has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First Community of expenses incurred or paid by a director, officer or controlling person of its company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, First Community will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by First Community is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lexington, State of South Carolina, on November 15, 2013.

FIRST COMMUNITY CORPORATION
By:	/s/ MICHAEL C. CRAPPS Michael C. Crapps President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of November 15, 2013.

SIGNATURE	CAPACITY

Signature	Title

* Richard K. Bogan	Director
* Thomas C. Brown	Director
* Chimin J. Chao	Director
/s/ MICHAEL C. CRAPPS Michael C. Crapps	Director, President & Chief Executive Officer (Principal Executive Officer)
* Anita B. Easter	Director
* O.A. Ethridge	Director
* George H. Fann, Jr.	Director

Signature		Title

* J. Thomas Johnson		Director, Vice Chairman of the Board
* W. James Kitchens, Jr.		Director
* Alexander Snipe, Jr.		Director
* Roderick M. Todd, Jr.		Director
* Loretta R. Whitehead		Director
* Mitchell M. Willoughby		Director, Chairman of the Board
/s/ JOSEPH G. SAWYER Joseph G. Sawyer		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
*By:	/s/ MICHAEL C. CRAPPS Michael C. Crapps Attorney-in-Fact for person indicated

Exhibit Index

5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered.
8.1	Tax Opinion of Nelson Mullins Riley & Scarborough LLP.
8.2	Tax Opinion of Bryan Cave LLP.
23.1	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC (First Community).
23.2	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC (Savannah River).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).
23.4	Consent of Bryan Cave LLP (included with Exhibit 8.2 hereto).
99.6	Consent of FIG Partners, LLC.
99.7	Consent of Allen C. Ewing & Co.
101
Interactive Data Files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010; (vi) Notes to the Consolidated Financial Statements; (vii) Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012, (viii) Consolidated Statements of Income for the Nine Months and Three Months Ended September 30, 2013 and 2012, (ix) Consolidated Statements of Comprehensive Income (Loss) for the Nine Months and Three Months Ended September 30, 2013 and 2012; (x) Consolidated Statements of Changes in Shareholders' Equity for the Nine Months Ended September 30, 2013 and 2012; (xi) Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012; and (xii) Notes to Consolidated Financial Statements (Unaudited).